Filed Pursuant to Rule 424(b)(1)
Registration No. 333-150469

15,000,000 Shares

Rackspace Hosting, Inc.

Common Stock

This is an initial public offering of shares of common stock of Rackspace Hosting, Inc.

Rackspace Hosting is offering 12,700,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,300,000 shares. Rackspace Hosting will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. The initial public offering price per share is $12.50. Application has been approved for listing on the New York Stock Exchange under the symbol “RAX”.

See the section entitled “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$12.50	$187,500,000
Underwriting discount	$0.875	$13,125,000
Proceeds, before expenses, to Rackspace Hosting	$11.625	$147,637,500
Proceeds, before expenses, to the selling stockholders	$11.625	$26,737,500

The price to the public and allocation of shares was determined by an auction process. The minimum size for a bid in the auction was 100 shares of our common stock. The method for submitting bids and a more detailed description of this auction process are included in the section entitled “Auction Process” on page 34.

To the extent that the underwriters sell more than 15,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,905,000 shares from Rackspace Hosting and 345,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on August 13, 2008.

Goldman, Sachs & Co.	Credit Suisse	Merrill Lynch & Co.

WR Hambrecht + Co

Jefferies & Company	Cowen and Company	RBC Capital Markets

JMP Securities	Signal Hill	E*TRADE Securities

Prospectus dated August 7, 2008.

rackspace® HOSTING

- Managed Hosting
- Cloud Hosting
- Email Hosting
- Platform Hosting

CUSTOMER
SERVICE
FANATIC

CORE VALUES

1. FANATICAL SUPPORT in all we do
2. RESULTS first: substance over flash
3. Embrace CHANGE for excellence
4. PASSION for our work
5. Keep our PROMISES
   Bad news first, full disclosure, no surprises
6. Treat fellow Rackers like FRIENDS and FAMILY

The World's Leader in hosting

www.rackspace.com

THE AMERICAN BUSINESS AWARDS — Best Customer Service Organization - 2007 + Microsoft GOLD CERTIFIED Partner — 2003, 2005, 2007 Partner of the Year - Advanced Infrastructure Solutions + #32 FORTUNE®'s "100 Best Companies to Work For In America®" - 2008

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and our financial statements and related notes, before you decide whether to invest in our common stock. If you invest in our common stock, you are assuming a high degree of risk. See the section entitled “Risk Factors.” References to “we,” “our,” “our company,” “us,” “the company,” “Rackspace Hosting,” or “Rackspace” refer to Rackspace Hosting, Inc. and its consolidated subsidiaries. Unless otherwise indicated, industry data are derived from publicly available sources, which we have not independently verified.

Rackspace Hosting

Overview

Rackspace Hosting is the world’s leader in hosting. We deliver websites, web-based IT systems, and computing as a service. Our rapid growth is the result of our commitment to serving our customers, known as Fanatical Support®, and our exclusive focus on hosting. Our financial success is the result of responsible financial management and our disciplined, just-in-time approach to capital investment. During 2007, we had net revenues of $362.0 million. As of March 31, 2008, we served over 31,000 business customers of all sizes with more than 39,000 servers, over 750,000 business email accounts, and more than 43,000 cloud hosting domains. To deliver on our Fanatical Support Promise to our customers, we have created a culture that encourages passionate, engaged employees who we call “Rackers.” In 2008, Fortune magazine ranked Rackspace Hosting #32 on its list of “100 Best Companies to Work For.”

Hosting providers offer services to support websites, web-based IT systems, and computing. The equipment required (servers, routers, switches, firewalls, load balancers, cabinets, software, wiring, etc.) to deliver services is typically purchased and managed by the hosting provider. As a result, hosting providers reduce customers’ initial capital investment and ongoing operating costs. Hosting also reduces the complexity of deploying and managing IT systems and computing, and changes the way companies purchase these products and services. Rackspace Hosting offers a full suite of hosting services, including dedicated hosting, managed hosting, and email hosting, as well as emerging services such as platform hosting and cloud hosting.

Tier1Research estimates the worldwide hosting market to be $12.3 billion in 2007, with projected annual growth of 26% from 2007 to $24.4 billion in 2010. This revenue comes from three major categories – managed hosting, dedicated hosting, and shared hosting. In 2007, Rackspace Hosting was the world’s largest hosting provider by revenue, based on Tier1Research data for these categories.

Historically, our business has generated high revenue growth and has grown significantly faster than the overall hosting market. Over the past five years our net revenues have grown from $56.6 million in 2003 to $362.0 million in 2007, representing an annual growth rate of 59.0%. We have also been able to generate strong profitability. During that same five year period, our net income grew from $208,000 to $17.8 million. For the quarter ended March 31, 2008 our net revenues were $119.6 million and our net income was $5.4 million. See the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our results of operations.

We are focused on two key principles. First, to be recognized as one of the world’s great service companies. Second, to generate economic returns that exceed our cost of capital. This approach has allowed us to profitably grow to our current size with only $39.6 million in equity capital raised to date, excluding proceeds from stock options exercised under our equity incentive plans. These key principles form the foundation of our business model, which includes the following elements:

•	Our Fanatical Support culture serves as a competitive advantage that has allowed us to establish our position as the world’s leading hosting company.

•	We are a hosting specialist providing standardized, highly scalable service offerings to our customers.

•

Our addressable market is not limited by geography. We manage large scale, centralized data centers and support operations that do not need to be located near our customers. This has allowed us to target hosting customers worldwide.

•	We are disciplined users of capital and are focused on profitable growth. Our goal is to produce long term economic profit.

Industry Background

The ability to operate online has become increasingly important to businesses. Advances in technology, network infrastructure, and availability of broadband access, have enabled more robust and frequent access to web-based computing capabilities. These capabilities have become the tools business users expect to be available to them anywhere, at any time. These trends have required business owners to invest more in their IT systems and the people who manage them in order to remain competitive. Businesses are also frustrated with the rising level of IT budgets and are searching for new ways to lower costs and support their users’ growing demands.

Hosting has emerged as the answer for businesses to address these factors. As the Internet has evolved, businesses have continued to migrate more and more of their IT systems and computing resources to hosting companies that support their growing needs.

Alternatives to Managing IT Systems and Computing

Businesses are rethinking how they manage their computing needs. In the past, the only alternative to managing IT systems internally was to outsource them. Hosting has emerged as an attractive alternative, one that is tailored to serve a much broader market at lower cost and without high initial capital investment.

Do-it-Yourself: Do-it-yourself is an approach to managing IT systems where a business retains complete ownership and responsibility for maintenance and support. Companies may choose to house their IT systems in their own facilities or may use a colocation vendor for data center space and network access.

Outsourcing: Businesses may also choose to outsource their IT systems and computing operations. Outsourcers typically provide an end-to-end, custom solution for their customers. The outsourcer also assumes responsibility for management of a customer’s IT systems, computing operations, and employees.

Hosting: Many businesses today are choosing hosting as an alternative to do-it-yourself and outsourcing. Hosting providers offer services to support IT systems and computing ranging from simple to very complex. The equipment required (servers, routers, switches, firewalls, load balancers, cabinets, software, wiring, etc.) to deliver their services is typically purchased and managed by the hosting providers. This results in reduced upfront and ongoing capital expenditures and operating expenses, as well as reduced complexity of deploying and managing IT systems and computing.

Benefits of Our Approach

Businesses typically buy our services because we provide them with a level of quality and flexibility that they could not achieve on their own. We believe our historic revenue growth and profitability demonstrate that we are delivering unique value to our customers, as detailed below:

•

Exceptional Service Experience.    Our culture is built around our brand of exceptional service, known as Fanatical Support. Rackers strive to deliver the highest level of support every day, and our customers have told us repeatedly that it is an invaluable element of our service.

•

Reliability and Performance.    We invest in infrastructure and technology. These investments, coupled with our commitment to Fanatical Support, deliver reliability and performance levels that exceed our customers’ ever-expanding needs.

•	Lower Cost. Hosting reduces the capital investment in IT systems’ hardware and software. It also reduces operating costs associated with the IT staff required to manage these complex resources.

•	Simplicity and Focus. Hosting reduces the complexities of managing IT systems, and allows companies to focus on their core business.

•	Rapid Deployment and Scalability. Our organizational design, internal processes, and management tools allow us to rapidly deploy, upgrade, and scale IT systems and computing for our customers.

•

Access to the Latest Hosting Technology and Expertise.    Our services allow customers to benefit from our technology investments and expertise without assuming the cost and burden of deploying new technologies themselves or the risk of technology obsolescence.

Our Growth Strategy

Our vision is to be recognized as one of the world’s great service companies. Our goal is to expand our leadership position in hosting around the world, and our strategy for accomplishing this goal includes the following key elements:

•	Add New Customers. We intend to continue our focus on aggressively acquiring profitable new customers.

•

Keep Existing Customers for Life and Sell Existing Customers More Services.    When we serve customers well, they generally stay with us and buy more services. This means each customer has the potential to generate significant lifetime economic value.

•	Add New Services. Our goal is to add new services to meet our customers’ growing needs.

•	Expand Globally. We intend to expand further into continental Europe and to Asia.

•	Continue to Invest in Our Culture and Hire the Best People. We intend to continue our highly selective hiring process and maintain a work environment that encourages passionate, engaged Rackers.

The Auction Process

We conducted this offering using an auction process to open participation in our initial public offering to all investors, both individual and institutional. We believe allowing open participation in this offering through a technology-enabled auction process aligns with our corporate culture and business mission. The auction process differs from methods that have been traditionally used in most other underwritten initial public offerings in the U.S. In particular, we and our underwriters conducted an auction open to prospective purchasers to determine the initial public offering price and the allocation of shares in the offering. To participate in the auction, investors had to submit bids to purchase shares of our common stock through one of our underwriters. An investor had to submit bids that specified the number of shares the investor would be interested in purchasing and the price the investor would be willing to pay. We used the auction to determine a clearing price for the offering, which is the highest price at which all of the shares offered (including shares subject to the underwriters’ over-allotment option) may be sold to potential investors. We may set the initial public offering price at the clearing price, though we and our underwriters have discretion to set the initial public offering price below the clearing price. All valid bids to purchase shares at or above the initial public offering price will receive an allocation of shares at the initial public offering price. If the number of shares represented by successful bids exceeds the number of shares we and the selling stockholders are offering, then we will allocate the shares among successful bids on a pro rata basis. See the section entitled “The Auction Process” for a description of how this process will work.

Risks Affecting Us

We are subject to a number of risks of which you should be aware before you decide to buy our common stock. These risks are discussed more fully in the section entitled “Risk Factors” found on page 8. Some of these risks are:

•	We may be unable to manage our growth effectively;

•	Our physical infrastructure is concentrated in very few facilities, and any failure in our physical infrastructure or services could lead to significant costs and disruptions;

•	We may be unable to hire and retain qualified employees to support our growth strategy;

•	Our business is affected by changes in the state of the general economy, and a slowdown or downturn in the general economy could disproportionately affect the demand for our services; and

•	We may not be able to compete successfully against current and future competitors.

Corporate Information

Rackspace Hosting, Inc. was incorporated in Delaware on March 7, 2000 under the name Rackspace.com, Inc. However, our operations began in 1998 as a limited partnership, which became our subsidiary through a corporate reorganization completed on August 21, 2001. The company’s name was changed to Rackspace Hosting, Inc. on June 5, 2008 through a merger with its wholly-owned subsidiary. Our principal executive offices are located at 5000 Walzem Rd., San Antonio, Texas 78218. Our telephone number is (210) 312-4000. Our website address is www.rackspace.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Rackspace®, Fanatical Support®, Noteworthy® and MOSSO® are our registered service marks. Fanatical, Fanatiguy and Mailtrust are our unregistered service marks. Net Promoter® is a registered trademark of Bain & Company, Fred Reichheld and Satmetrix Systems, Inc.; NPS is a service mark of Bain & Company, Inc. EVA® is a registered trademark of Stern Stewart & Co. and EVAdimensions. Other trademarks and tradenames appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ tradenames, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock we are offering	12,700,000 shares

Common stock offered by the selling stockholders	2,300,000 shares

Common stock to be outstanding after this offering	115,444,808 shares

Company over-allotment option	1,905,000 shares

Selling stockholder over-allotment option	345,000 shares

Use of proceeds	We intend to use the net proceeds from this offering primarily to finance our growth plans, as well as for working capital and general corporate purposes. We may use a portion of the net proceeds to repay outstanding borrowings under our revolving line of credit or to acquire businesses, technologies or other assets. Currently, there are no commitments or agreements in place with respect to repayments of outstanding borrowings or acquisitions of businesses, technologies, or other assets. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See the section entitled “Use of Proceeds.”

Proposed New York Stock Exchange symbol	RAX

The number of shares of our common stock to be outstanding immediately after this offering is based on 102,744,808 outstanding as of March 31, 2008, after giving effect to the conversion of our preferred stock into shares of common stock, and excludes:

•	21,554,832 shares issuable upon the exercise of options outstanding as of March 31, 2008, having a weighted average exercise price of $4.71 per share;

•	268,750 shares issuable upon the exercise of warrants outstanding as of March 31, 2008, having a weighted average exercise price of $1.03 per share;

•

936,275 additional shares available for future grant under our 2007 Long-Term Incentive Plan and 500,000 additional shares to be available for future grant under our 2008 Employee Stock Purchase Plan, each as of March 31, 2008; and

•	5,400,000 additional shares that were authorized for future grant in May 2008 under our 2007 Long-Term Incentive Plan.

Except as otherwise indicated, all information contained in this prospectus:

•	Assumes the underwriters do not exercise their over-allotment option;

•

Reflects a five-for-one forward split of our common stock effected on January 31, 2008 through a common stock dividend of four shares of our common stock for each share of our capital stock then outstanding; and

•	Assumes the automatic conversion of all outstanding shares of our preferred stock into 1,214,837 shares of common stock upon the completion of this offering.

Summary Consolidated Financial Data

The following summary financial data for the fiscal years ended December 31, 2003, 2004, 2005, 2006, and 2007 are derived from our audited financial statements. The summary statements of income data for the three months ended March 31, 2007 and 2008, and the summary consolidated balance sheet data as of March 31, 2008, are derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. You should read this data together with our audited financial statements and related notes included elsewhere in this prospectus and the information under the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unaudited pro forma basic and diluted net income per common share has been calculated assuming the conversion of all of our outstanding shares of preferred stock into 1,214,837 shares of common stock.

	Years Ended December 31,					Three Months Ended March 31,
Statements of Income Data:	2003	2004	2005	2006	2007	2007	2008
						(Unaudited)
	(in thousands, except per share data)
Net revenues	$56,611	$86,763	$138,768	$223,966	$362,017	$75,225	$119,613
Costs and expenses(1):
Cost of revenues	19,405	28,934	40,987	64,889	118,225	23,593	39,223
Sales and marketing	10,258	14,999	21,837	35,667	53,930	11,661	17,568
General and administrative	16,998	22,725	38,968	59,832	102,777	20,946	33,633
Depreciation and amortization	8,871	12,471	20,193	32,335	56,476	11,835	19,051

Total costs and expenses	55,532	79,129	121,985	192,723	331,408	68,035	109,475

Income from operations	1,079	7,634	16,783	31,243	30,609	7,190	10,138

Other income (expense):
Interest expense	(540)	(612)	(808)	(1,095)	(3,643)	(525)	(1,330)
Interest and other income	79	270	633	572	828	100	247

Total other income (expense)	(461)	(342)	(175)	(523)	(2,815)	(425)	(1,083)

Income before income taxes	618	7,292	16,608	30,720	27,794	6,765	9,055
Income taxes	(293)	2,467	5,836	10,900	9,965	2,593	3,613

Net income from continuing operations	$911	$4,825	$10,772	$19,820	$17,829	$4,172	$5,442

Net income (loss) from discontinued operations	$(703)	$3,083	$—	$—	$—	$—	$—

Net income	$208	$7,908	$10,772	$19,820	$17,829	$4,172	$5,442

Net income per share:
Basic	$0.00	$0.09	$0.12	$0.20	$0.18	$0.04	$0.05

Diluted	$0.00	$0.08	$0.11	$0.19	$0.17	$0.04	$0.05

Weighted average number of shares:
Basic	84,904	84,904	91,793	100,310	101,278	100,875	102,574

Diluted	102,723	99,450	99,657	104,032	106,618	105,759	109,085

Pro forma net income per share:
Basic (unaudited)					$0.18		$0.05

Diluted (unaudited)					$0.17		$0.05

Pro forma weighted average number of shares:
Basic (unaudited)					101,278		102,574

Diluted (unaudited)					106,618		109,085

(1)Includes share-based compensation expense as follows:
Cost of revenue	$212	$56	$4	$83	$433	$34	$365
Sales and marketing	223	125	93	156	598	72	401
General and administrative	949	177	175	851	3,221	485	1,986

Total share-based compensation expense	$1,384	$358	$272	$1,090	$4,252	$591	$2,752

The unaudited pro forma balance sheet data reflects the actual balance sheet data as of March 31, 2008, adjusted to give effect to the automatic conversion of our preferred stock into common stock upon completion of this offering. The pro forma as adjusted balance sheet data reflects the pro forma balance sheet data as of March 31, 2008, adjusted for the sale by us of 12,700,000 shares of our common stock in this offering at an initial public offering price of $12.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2008
Balance Sheet Data:	Actual	Pro Forma (Unaudited)	Pro Forma as Adjusted (Unaudited)
	(in thousands)
Cash and cash equivalents	$27,497	$27,497	$172,358
Total assets	355,320	355,320	500,181
Current and non-current capital lease obligations	60,235	60,235	60,235
Current and non-current debt	84,895	84,895	84,895
Total stockholders’ equity	105,770	105,770	250,631

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. Our business, prospects, financial condition, and operating results could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we are unable to manage our growth effectively our financial results could suffer and our stock price could decline.

We have increased our number of full-time employees from 730 as of December 31, 2005 to 2,021 as of December 31, 2007 and have increased our revenue from $138.8 million in 2005 to $362.0 million in 2007. The rapid growth of our business and our service offerings has strained our operating and financial resources. Further, we intend to continue to expand our overall business, customer base, headcount, and operations. We also intend to expand our data center capacity and have acquired a 1.2 million square foot facility in the San Antonio, Texas area to house our corporate operations and potentially additional data center facilities. Further, we intend to expand our operations internationally. Creating a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our operating and financial system capabilities and controls. If our information systems are unable to support the demands placed on them by our rapid growth, we may be forced to implement new systems which would be disruptive to our business. We may be unable to manage our expenses effectively in the future due to the expenses associated with these expansions, which may negatively impact our gross margins or operating expenses. If we fail to improve our operational systems or to expand our customer service capabilities to keep pace with the growth of our business, we could experience customer dissatisfaction, cost inefficiencies, and lost revenue opportunities, which may materially and adversely affect our operating results.

If we overestimate our data center capacity requirements, our operating margins and profitability could be adversely affected.

The costs of construction, leasing, and maintenance of our data centers constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for new and existing customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short and long-term data center capacity requirements. Due to the lead time in expanding existing data centers or building new data centers, we are required to estimate demand for our services as far as two years into the future. We currently plan to substantially increase our infrastructure through the development of our new headquarters in the San Antonio, Texas area and the expansion of data centers in the U.S. and internationally. In contrast to our data centers that we have established to date, which were acquired relatively inexpensively as distressed assets of third parties, our current expansion plans may require us to pay full market rates for our new data center facilities. If we overestimate the demand for our services and therefore overbuild our data center capacity, our operating margins could be materially reduced, which would materially impair our profitability.

If we underestimate our data center capacity requirements, our financial results and services could be impaired.

If we underestimate our data center capacity requirements, we may not be able to service any expanding needs of our existing customers, or we may be required to limit new customer acquisition while we work to increase data center capacity to satisfy demand, either of which may materially impair our revenue growth.

Our physical infrastructure is concentrated in very few facilities, and any failure in our physical infrastructure or services could lead to significant costs and disruptions and could reduce our revenues, harm our business reputation and have a material adverse effect on our financial results.

Our network and power supplies and data centers are subject to various points of failure, and a problem with our generators, UPS, or Uninterruptible Power Supply, routers, switches, or other equipment, whether or not within our control, could result in service interruptions for some or all of our customers or equipment damage. We currently manage eight data centers in the U.S. and the United Kingdom, or U.K., and plan to consolidate two of our three existing data centers in the U.K. into our new data center space in Slough, U.K. See the section entitled “Business—Facilities.” Because our hosting services do not require geographic proximity of our data centers to our customers, our hosting infrastructure is consolidated into a few large facilities. Accordingly, any failure or downtime in one of our data center facilities could affect a significant percentage of our customers. While data backup services are included in our hosting services, the majority of our customers do not elect to pay the additional fees required to store their backup data offsite in a separate facility. The total destruction or severe impairment of any of our data center facilities could result in significant downtime of our services and the loss of vast amounts of customer data. Since our ability to attract and retain customers depends on our ability to provide customers with highly reliable service, even minor interruptions in our service could harm our reputation. The services we provide are subject to failure resulting from numerous factors, including:

•	Human error or accidents (such as an airplane crash into one of our facilities, some of which are located near major airports);

•	Power loss;

•	Equipment failure;

•	Internet connectivity downtime;

•	Improper building maintenance by the landlords of the buildings in which our facilities are located;

•	Physical or electronic security breaches;

•	Fire, earthquake, hurricane, tornado, flood, and other natural disasters;

•	Water damage;

•	Terrorism;

•	Sabotage and vandalism; and

•	Failure by us or our vendors to provide adequate service to our equipment.

Additionally, in connection with the expansion or consolidation of our existing data center facilities from time to time, there is an increased risk that service interruptions may occur as a result of server relocation or other unforeseen construction-related issues.

We have experienced interruptions in service in the past, due to such things as power outages, power equipment failures, cooling equipment failures, routing problems, hard drive failures, database corruption, and other computer failures. During the fourth quarter of 2007, our data center operations in Grapevine, Texas were impaired for several hours due to separate incidents of simultaneous system failures. The system failures included the loss of our utility delivery systems which were damaged by two separate vehicle-related accidents as well as problems with certain redundant power and cooling systems in the data center. These system failures resulted in downtime for a substantial portion of the servers located in the facility. As a result of this downtime, we extended approximately $3.4 million in credits to our customers and may have suffered damage to our reputation with our customers. While we have not experienced larger than normal customer attrition following these events, the extent of any damage to our reputation is difficult to assess. Although we are taking certain steps to avoid this situation in the future through upgrades to our cooling equipment and other infrastructure, service interruptions due to equipment failures, natural disasters, accidents, or otherwise could still materially impact our business.

Any future interruptions could:

•	Cause our customers to seek damages for losses incurred;

•	Require us to replace existing equipment or add redundant facilities;

•	Damage our reputation as a reliable provider of hosting services;

•	Cause existing customers to cancel or elect to not renew their contracts; or

•	Make it more difficult for us to attract new customers.

Any of these events could materially increase our expenses or reduce our revenues, which would have a material adverse effect on our operating results.

Customers with mission-critical applications could potentially expose us to lawsuits for their lost profits or damages, which could impair our financial condition.

Because our hosting services are critical to many of our customers’ businesses, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although we typically require our customers to sign agreements that contain provisions attempting to limit our liability for service outages, we cannot assure you that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption or other Internet site or application problems that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards that may significantly exceed our liability insurance coverage by unknown but significant amounts, which could seriously impair our financial condition.

If we do not prevent security breaches, we may be exposed to lawsuits, lose customers, suffer harm to our reputation, and incur additional costs.

We rely on third-party suppliers to protect our equipment and hardware against breaches in security and cannot be certain that they will provide adequate security. The services we offer involve the transmission of large amounts of sensitive and proprietary information over public communications networks as well as the processing and storage of confidential customer information. Unauthorized access, computer viruses, accidents, employee error or malfeasance, fraudulent service plan orders, intentional misconduct by computer “hackers”, and other disruptions can occur that could compromise the security of our infrastructure, thereby exposing such information to unauthorized access by third parties and leading to interruptions, delays or cessation of service to our customers. Techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target, so we may be unable to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented as a result of accidental or intentional actions by parties within or outside of our organization. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential customers, harm to our reputation and increases in our security costs. Although we typically require our customers to sign agreements that contain provisions attempting to limit our liability for security breaches, we cannot assure you that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a security breach that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards that may significantly exceed our liability insurance coverage by unknown but significant amounts, which could seriously impair our financial condition.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our operating results.

Terrorist attacks and other acts of violence, as well as governments’ responses to such activities, may have an adverse effect on business, financial, and general economic conditions internationally. Terrorist activities may disrupt our ability to provide our services or may increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital, and the operation and maintenance of our facilities. We may not have adequate property and liability insurance to cover catastrophic events or attacks brought on by terrorist attacks and other acts of violence. In addition, we depend heavily on the physical infrastructure, particularly as it relates to power, that exists in the markets in which we operate. Any damage to such infrastructure in these markets where we operate may materially and adversely affect our operating results.

We rely on third-party hardware that may be difficult to replace or could cause errors or failures of our service, which could adversely affect our operating results or harm our reputation.

We rely on hardware acquired from third parties in order to offer our services. This hardware may not continue to be available on commercially reasonable terms in quantities sufficient to meet our business needs, which could adversely affect our ability to generate revenue. Any errors or defects in third-party hardware could result in errors or a failure of our service, which could harm our reputation and operating results. Indemnification from hardware providers, if any, would likely be insufficient to cover any damage to our business or our customers resulting from such hardware failure.

We rely on third-party software that may be difficult to replace or which could cause errors or failures of our service that could lead to lost customers or harm to our reputation.

We rely on software licensed from third parties to offer our services. This software may not continue to be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our service which could harm our operating results by adversely affecting our revenues or operating costs.

We provide service level commitments to our customers, which could require us to issue credits for future services if the stated service levels are not met for a given period and could significantly harm our revenue and our reputation.

Our customer agreements provide that we maintain certain service level commitments to our customers relating primarily to network uptime, critical infrastructure availability, and hardware replacement. If we are unable to meet the stated service level commitments, we may be contractually obligated to provide these customers with credits for future services. As a result, a failure to deliver services for a relatively short duration could cause us to issue these credits to a large number of affected customers. In addition, we cannot assure you that our customers will accept these credits in lieu of other legal remedies that may be available to them. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. Because of the loss of future revenues through these credits, potential customer loss and other potential liabilities, our revenue could be significantly impacted if we cannot meet our service level commitments to our customers.

If we are unable to maintain a high level of customer service, customer satisfaction and demand for our services could suffer.

We believe that our future revenue growth depends on our ability to provide customers with quality service that not only meets our stated commitments, but meets and then exceeds customer service expectations. If we are unable to provide customers with quality customer support in a variety of areas, we could face customer dissatisfaction, decreased overall demand for our services, and loss of revenue. In addition, our inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our operating results.

We may not be able to continue to add new customers and increase sales to our existing customers, which could adversely affect our operating results.

Our growth is dependent on our ability to continue to attract new customers while retaining and expanding our service offerings to existing customers. Growth in the demand for our services may be inhibited and we may be unable to sustain growth in our customer base, for a number of reasons, such as:

•	Our inability to market our services in a cost-effective manner to new customers;

•	The inability of our customers to differentiate our services from those of our competitors or our inability to effectively communicate such distinctions;

•	Our inability to successfully communicate to businesses the benefits of outsourcing their hosting needs;

•	The decision of businesses to host their Internet sites and web infrastructure internally or in colocation facilities as an alternative to the use of our hosting services;

•	Our inability to penetrate international markets;

•	Our inability to expand our sales to existing customers;

•	Our inability to strengthen awareness of our brand; and

•	Reliability, quality or compatibility problems with our services.

A substantial amount of our past revenue growth was derived from purchases of service upgrades by existing customers. Our costs associated with increasing revenue from existing customers are generally lower than costs associated with generating revenue from new customers. Therefore, a reduction in the rate of revenue increase from our existing customers, even if offset by an increase in revenue from new customers, could reduce our operating margins.

Any failure by us to continue attracting new customers or grow our revenue from existing customers could have a material adverse effect on our operating results.

Our existing customers could elect to reduce or terminate the services they purchase from us because we do not have long-term contracts with our customers, which could adversely affect our operating results.

Our customer contracts for our services typically have initial terms of one to two years, which unless terminated, may be renewed or automatically extended on a month-to-month basis. Our customers have no obligation to renew their services after their initial contract periods expire. Moreover, our customers could cancel their service agreements before they expire. Our costs associated with maintaining revenue from existing customers are generally much lower than costs associated with generating revenue from new customers. Therefore, a reduction in revenue from our existing customers, even if offset by an increase in revenue from new customers, could reduce our operating margins. Any failure by us to continue to retain our existing customers could have a material adverse effect on our operating results.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our operating results may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity, and teamwork. If our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future operating results. In addition, this offering may create disparities in personal wealth among Rackspace Hosting employees, which may adversely impact relations among employees and our corporate culture.

If we fail to hire and retain qualified employees and management personnel, our growth strategy and our operating results could be harmed.

Our growth strategy depends on our ability to identify, hire, train, and retain IT professionals, technical engineers, operations employees, and sales and senior management personnel who maintain relationships with our customers and who can provide the technical, strategic, and marketing skills required for our company to grow. There is a shortage of qualified personnel in these fields, specifically in the San Antonio, Texas area, where we are headquartered and a majority of our employees are located, and we compete with other companies for this limited pool of potential employees. There is no assurance that we will be able to recruit or retain qualified personnel, and this failure could cause our operations and financial results to be negatively impacted.

Our success and future growth also depends to a significant degree on the skills and continued services of our management team, especially Graham Weston, our Chairman, and A. Lanham Napier, our President and Chief Executive Officer. We do not have employment agreements with, or maintain key man insurance on, any members of our management team, including Messrs. Weston and Napier.

Our business is affected by changes in the state of the general economy, and a slowdown or downturn in the general economy could disproportionately affect the demand for our services.

Our customers include a range of organizations whose success is intrinsically linked to the health of the economy generally. As a result, fluctuations, disruptions, instability or downturns in the general economy could disproportionately affect demand for our services. For example, such fluctuations, disruptions, instability or downturns may cause our customers to do the following:

•	Cancel or reduce planned expenditures for our services;

•	Seek to lower their costs by renegotiating their contracts with us;

•	Move their hosting services in-house; or

•	Switch to lower-priced solutions provided by our competitors.

If such conditions occur and persist, our business and financial results could be materially adversely affected.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

Our operating results may fluctuate due to a variety of factors, including many of the risks described in this section, which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our operating results for any prior periods as an indication of our future operating performance. Fluctuations in our revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult and take time. Consequently, if our revenue does not meet projected levels, our operating expenses would be high relative to our revenue, which would negatively affect our operating performance.

If our revenue or operating results do not meet or exceed the expectations of investors or securities analysts or fall below any guidance we may in the future provide to the market, the price of our common stock may decline.

Increased energy costs, power outages, and limited availability of electrical resources may adversely affect our operating results.

Our data centers are susceptible to increased regional, national or international costs of power and to electrical power outages. Our customer contracts do not allow us to pass on any increased costs of energy to our customers, which could harm our business. Further, power requirements at our data centers are increasing as a result of the increasing power demands of today’s servers. Increases in our power costs could harm our operating results and financial condition.

Since we rely on third parties to provide our data centers with power sufficient to meet our needs, our data centers could have a limited or inadequate amount of electrical resources necessary to meet our customer requirements. We attempt to limit exposure to system downtime due to power outages by using backup generators and power supplies. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential customers, which would harm our operating results and financial condition.

Increased Internet bandwidth costs and network failures may adversely affect our operating results.

Our success depends in part upon the capacity, reliability, and performance of our network infrastructure, including the capacity leased from our Internet bandwidth suppliers. We depend on these companies to provide uninterrupted and error-free service through their telecommunications networks. Some of these providers are also our competitors. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions or delays in network service. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and damage our business.

As our customers’ usage of telecommunications capacity increases, we will need to make additional investments in our capacity to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our business would suffer if our network suppliers increased the prices for their services and we were unable to pass along the increased costs to our customers.

We may not be able to renew the leases on our existing facilities on terms acceptable to us, if at all, which could adversely affect our operating results.

We do not own the facilities occupied by our current data centers, but occupy them pursuant to commercial leasing arrangements. The initial terms of our existing data center leases expire over a period ranging from 2008 to 2015, with each having at least one renewal period of five years, except for our Hong Kong lease, which has two three-year renewal periods. Upon the expiration or termination of our data center facility leases, we may not be able to renew these leases on terms acceptable to us, if at all. If we fail to renew any data center lease and are required to move the data center to a new facility, we would face significant challenges due to the technical complexity, risk, and high costs of relocating the equipment. For example, if we are required to migrate customer servers to a new facility, such migration could result in significant downtime for our affected customers. This could damage our reputation and lead us to lose current and potential customers, which would harm our operating results and financial condition.

Even if we are able to renew the leases on our existing data centers, we expect that rental rates, which will be determined based on then-prevailing market rates with respect to the renewal option periods and which will be determined by negotiation with the landlord after the renewal option periods, will be higher than rates we currently pay under our existing lease agreements. If we fail to increase revenue in our existing data centers by amounts sufficient to offset any increases in rental rates for these facilities, our operating results may be materially and adversely affected.

We could be required to repay substantial amounts of money to certain state and local governments if we lose tax exemptions or grants previously awarded to us, which could adversely affect our operating results.

On August 3, 2007, we entered into a lease for approximately 67 acres of land and a 1.2 million square foot facility in Windcrest, Texas, which is in the San Antonio, Texas area, to house our corporate headquarters and potentially a future data center operation. See the section entitled “Business—Facilities.”

In connection with this lease, we also entered into a Master Economic Incentives Agreement with the Cities of Windcrest and San Antonio, Texas; Bexar County; and certain other parties, pursuant to which we agreed to locate existing and future employees at the new facility location. The agreement requires that we meet certain employment levels each year, with an ultimate employee base requirement of 4,500 jobs by December 31, 2012. In addition, the agreement requires that the median compensation of those employees be no less than $51,000 per year. In exchange for meeting these employment obligations, the parties agreed to enter into the lease structure, pursuant to which, as a lessee of the Windcrest Economic Development Corporation, we will not be subject to most of the property taxes associated with the property for a 14 year period. If we fail to meet these job creation requirements, we could lose a portion or all of the tax benefit being provided during the 14-year period by having to pay “PILOT” payments to the City of Windcrest. The amount of the PILOT payment would be calculated based on the amount of taxes that would have been owed for that period if the property were not exempt, and then such amount would be adjusted pursuant to certain factors, such as the percentage of employment achieved compared to the stated requirements.

In connection with this arrangement, the Cities of San Antonio and Windcrest entered into an agreement to move part of the boundary line between the two cities. This resulted in the land on which our new facility is located and additional contiguous property, which was formerly part of the City of San Antonio, becoming part of the City of Windcrest. After we entered into this arrangement, a neighboring property owner challenged the constitutionality of the boundary change. If such challenge is successful, our facility would revert back into the boundaries of San Antonio and we would be required to pay property taxes to San Antonio.

Further, we entered into an agreement with the State of Texas under which we could receive up to $22.0 million in state enterprise fund grants in four installments on the condition that we meet certain employment levels each year, with a requirement that we ultimately create at least 4,000 new jobs in the State of Texas paying an average compensation of at least $56,000 per year (subject to a 2% per year increase commencing in 2009) by December 31, 2012. We must sustain these jobs through December 31, 2018. To the extent we fail to meet these requirements, we would be required to repay all or a portion of the grants plus interest.

The loss of any anticipated tax benefits or grants described above or the repayment of the grant funds from the State of Texas could have a material adverse effect on our liquidity or results of operations.

We have significant debt obligations that include restrictive covenants limiting our flexibility to manage our business; failure to comply with these covenants could trigger an acceleration of our outstanding indebtedness and adversely affect our financial position and operating results.

As of March 31, 2008, outstanding indebtedness under our credit facility totaled approximately $77.3 million. Our credit facility requires that we maintain specific financial ratios and comply with covenants, including financial covenants, which contain numerous restrictions on our ability to incur additional debt, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions and take other actions. See the section entitled “Description of Indebtedness.” Further, our existing credit facility is, and any future financing arrangements may be, secured by all of our assets. If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements, which may require us to repay all amounts owing under our credit facility. As of December 31, 2007, we were not in compliance with the fixed charge coverage ratio covenant. However, we received a waiver from the financial institution in April 2008, and, as of March 31, 2008, we are in compliance with the covenants.

If we are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either when they mature or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to continue as a going concern.

We also have substantial equipment lease obligations, which totaled approximately $60.2 million as of March 31, 2008. The payment obligations under these equipment leases are secured by a significant portion of the hardware used in our data centers. If we are unable to generate sufficient cash flow from our operations or cash from other sources in order to meet the payment obligations under these equipment leases, we may lose the right to possess and operate the equipment used in our data centers, which would substantially impair our ability to provide our services, which could have a material adverse effect on our liquidity or results of operations.

We may require additional capital and may not be able to secure additional financing on favorable terms to meet our future capital needs, which could adversely affect our financial position and result in stockholder dilution.

In order to fund future growth, we will be dependent on significant capital expenditures. We may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. We may not be able to secure additional debt or equity financing on favorable terms, or at all, at the time when we need such funding. If we are unable to raise additional funds, we may not be able to pursue our growth strategy and our business could suffer. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our common stock. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We are exposed to commodity and market price risks that have the potential to substantially influence our profitability and liquidity.

We are a large consumer of power. In 2007, we paid approximately $7.3 million to utility companies to power our data centers. We anticipate an increase in our consumption of power in the future as our sales grow. Power costs vary by locality and are subject to substantial seasonal fluctuations. Our largest exposure to energy prices currently exists at our Grapevine, Texas facility in the Dallas-Fort Worth area, where the energy market is deregulated. Power costs have historically risen with general costs of energy, and continued increases in electricity costs may negatively impact our gross margins or operating expenses. Since power cost increases usually occur during the summer months, we annually evaluate the advisability of entering into fixed price utilities contracts for the summer months. If we choose not to enter into a fixed price contract, we expose our cost structure to this commodity price risk.

The majority of our customers are invoiced, and substantially all of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. However, some of our customers are currently invoiced in currencies other than the applicable functional currency, such as the Euro. As a result, we may incur foreign currency losses based on changes in exchange rates between the date of the invoice and the date of collection. In addition, large changes in foreign exchange rates relative to our functional currencies could increase the costs of our services to non-U.S. customers relative to local competitors, thereby causing us to lose existing or potential customers to these local competitors. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Further, as we grow our international operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any hedging contracts, although we may do so in the future.

If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

Our market is characterized by rapidly changing technology, evolving industry standards, and frequent new product announcements, all of which impact the way in which hosting services are marketed and delivered. These characteristics are magnified by the continued rapid growth of the Internet and the intense competition in our industry. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features, and reliability of our services and modifying our business strategies accordingly. We could also incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes. For example, our data center infrastructure could require improvements due to the development of new systems to deliver power to or eliminate heat from the servers we house or as a result of the development of new server technologies that require levels of critical load and heat removal that our facilities are not designed to provide. We may not be able to timely adapt to changing technologies, if at all. Our ability to sustain and grow our business would suffer if we fail to respond to these changes in a timely and cost-effective manner.

New technologies or industry standards have the potential to replace or provide lower cost alternatives to our hosting services. Additionally, the adoption of such new technologies or industry standards could render our services obsolete or unmarketable. We cannot guarantee that we will be able to identify the emergence of these new service alternatives successfully and modify our services accordingly, or develop and bring new products and services to market in a timely and cost-effective manner to address these changes.

Our failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential customers or could cause us to incur substantial costs, which would harm our operating results and financial condition.

We may not be able to compete successfully against current and future competitors.

The market for hosting services is highly competitive. We expect that we will face additional competition from our existing competitors as well as new market entrants in the future.

Our current and potential competitors vary by size and service offerings and by geographic region. These competitors may elect to partner with each other or with focused companies like us to grow their businesses. They include:

•	Do-it-yourself solutions with a colocation partner such as AT&T, Equinix, SAVVIS, Switch & Data, and telecommunications companies;

•	IT outsourcing providers such as CSC, EDS, and IBM; and

•	Hosting providers such as AT&T, Pipex, SAVVIS, Terremark, The Planet, and Verio.

Further, we expect to face competition from new market entrants such as Microsoft, Google, and Amazon, which have already, or are expected to, offer hosting services.

The primary competitive factors in our market are: customer service and technical expertise; security reliability and functionality; reputation and brand recognition; financial strength; breadth of services offered; and price.

Many of our current and potential competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater brand recognition, and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

•	Develop superior products or services, gain greater market acceptance, and expand their service offerings more efficiently or more rapidly;

•	Adapt to new or emerging technologies and changes in customer requirements more quickly;

•	Bundle hosting services with other services they provide at reduced prices;

•	Take advantage of acquisition and other opportunities more readily;

•	Adopt more aggressive pricing policies and devote greater resources to the promotion, marketing, and sales of their services; and

•	Devote greater resources to the research and development of their products and services.

We may be accused of infringing the proprietary rights of others, which could subject us to costly and time-consuming litigation and require us to discontinue services that infringe the rights of others.

There may be intellectual property rights held by others, including issued or pending patents, trademarks, and service marks, that cover significant aspects of our technologies, branding or business methods, including technologies and intellectual property we have licensed from third parties. Companies in the technology industry, and other patent and trademark holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, service marks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. These or other parties could claim that we have misappropriated or misused intellectual property rights and any such intellectual property claim against us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert the attention of our technical and management personnel. An adverse determination also could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe. For any intellectual property rights claim against us or our customers, we may have to pay damages, indemnify our customers against damages or stop using technology or intellectual property found to be in violation of a third party’s rights. We may be unable to replace those technologies with technologies that have the same features or functionality and that are of equal quality and performance standards on commercially reasonable terms or at all. Licensing replacement technologies and intellectual property may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative non-infringing technology and intellectual property, which could require significant effort, time, and expense.

Our use of open source software could impose limitations on our ability to provide our services, which could adversely affect our financial condition and operating results.

We utilize open source software, including Linux-based software, in providing a substantial portion of our services. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to offer our services. Additionally, the use and distribution of open source software can lead to greater risks than the use of third-party commercial software, as open source software does not come with warranties or other contractual protections regarding infringement claims or the quality of the code. From time to time parties have asserted claims against companies that distribute or use open source software in their products and services, asserting that open source software infringes their intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights with respect to what we believe to be open source software. In such event, we could be required to seek licenses from third parties in order to continue using such software or offering certain of our services or to discontinue the use of such software or the sale of our affected services in the event we could not obtain such licenses, any of which could adversely affect our business, operating results and financial condition. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under some of the open source licenses, be required to release the source code of our proprietary software.

We may not be successful in protecting and enforcing our intellectual property rights, which could adversely affect our financial condition and operating results.

We primarily rely on copyright, trademark, service mark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We rely on copyright laws to protect software and certain other elements of our proprietary technologies, although to date we have not registered for copyright protection. We cannot assure you that any future copyright, trademark or service mark registrations will be issued for pending or future applications or that any registered or unregistered copyrights, trademarks or service marks will be enforceable or provide adequate protection of our proprietary rights. We also currently have one patent issued and no patent applications pending in the U.S. Our patent may be contested, circumvented, found unenforceable or invalidated, and therefore, we cannot predict with certainty the effect of having this patent.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are substantially equivalent, superior to, or otherwise competitive to the technologies we employ in our services or that infringe our intellectual property. Moreover, we may be unable to prevent competitors from acquiring trademarks or service marks and other proprietary rights that are similar to, infringe upon, or diminish the value of our trademarks and service marks and our other proprietary rights. Enforcement of our intellectual property rights also depends on successful legal actions against infringers and parties who misappropriate our proprietary information and trade secrets, but these actions may not be successful, even when our rights have been infringed.

In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S. Despite the measures taken by us, it may be possible for a third party to copy or otherwise obtain and use our technology and information without authorization. Policing unauthorized use of our proprietary technologies and other intellectual property and our services is difficult, and litigation could become necessary in the future to enforce our intellectual property rights. Any litigation could be time consuming and expensive to prosecute or resolve, result in substantial diversion of management attention and resources, and harm our business, financial condition, and results of operations.

We may be liable for the material that content providers distribute over our network and we may have to terminate customers that provide content that is determined to be illegal, which could adversely affect our operating results.

The law relating to the liability of private network operators for information carried on, stored on, or disseminated through their networks is still unsettled in many jurisdictions. We have been and expect to continue to be subject to legal claims relating to the content disseminated on our network, including claims under the Digital Millennium Copyright Act and other similar legislation. In addition, there are other potential customer activities, such as online gambling and pornography, where we, in our role as a hosting provider, may be held liable as an aidor or abettor of our customers. If we need to take costly measures to reduce our exposure to these risks, terminate customer relationships and the associated revenue or defend ourselves against such claims, our financial results could be negatively affected.

Government regulation of data networks is largely unsettled, and depending on its evolution, may adversely affect our operating results.

We are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. Future regulatory, judicial, and legislative changes may have a material adverse effect on our ability to deliver services within various jurisdictions. National regulatory frameworks that are consistent with the policies and requirements of the World Trade Organization have only recently been, or are still being, put in place in many countries. Accordingly, many countries are still in the early stages of providing for and adapting to a liberalized telecommunications market. As a result, in these markets we may encounter more protracted and difficult procedures to obtain any necessary licenses or negotiate interconnection agreements, which could negatively impact our ability to expand in these markets or increase our operating costs in these markets.

Our ability to operate and expand our business is susceptible to risks associated with international sales and operations.

We anticipate that, for the foreseeable future, a significant portion of our revenues will continue to be derived from sources outside of the U.S. A key element of our growth strategy is to further expand our customer base internationally and successfully operate data centers in foreign markets. We have limited experience operating in foreign jurisdictions and expect to rapidly grow our international operations. Managing a global organization is difficult, time consuming, and expensive. Our inexperience in operating our business globally increases the risk that international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced. These risks include:

•	Localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	Lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	Longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	Difficulties in managing and staffing international operations;

•	Fluctuations in currency exchange rates;

•	Potentially adverse tax consequences, including the complexities of transfer pricing, foreign value added tax systems, and restrictions on the repatriation of earnings;

•	Dependence on certain third parties, including channel partners with whom we do not have extensive experience;

•	The burdens of complying with a wide variety of foreign laws and legal standards;

•	Increased financial accounting and reporting burdens and complexities;

•	Political, social, and economic instability abroad, terrorist attacks and security concerns in general; and

•	Reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

We may make future acquisitions, which may divert our management’s attention, result in dilution to our stockholders and consume resources that are necessary to sustain our business.

Although we have no current agreements or commitments for any acquisitions, if appropriate opportunities present themselves, we may make acquisitions or investments or enter into joint ventures or strategic alliances with other companies. Risks commonly encountered in such transactions include:

•	The difficulty of assimilating the operations and personnel of the combined companies;

•	The risk that we may not be able to integrate the acquired services or technologies with our current services, products, and technologies;

•	The potential disruption of our ongoing business;

•	The diversion of management attention from our existing business;

•	The inability of management to maximize our financial and strategic position through the successful integration of the acquired businesses;

•	Difficulty in maintaining controls, procedures, and policies;

•	The impairment of relationships with employees, suppliers, and customers as a result of any integration;

•	The loss of an acquired base of customers and accompanying revenue; and

•	The assumption of leased facilities, other long-term commitments or liabilities that could have a material adverse impact on our profitability and cash flow.

As a result of these potential problems and risks, businesses that we may acquire or invest in may not produce the revenue, earnings, or business synergies that we anticipated. In addition, there can be no assurance that any potential transaction will be successfully identified and completed or that, if completed, the acquired business or investment will generate sufficient revenue to offset the associated costs or other potential harmful effects on our business.

We may encounter difficulties in the implementation of our new billing system, which could adversely affect our operating results.

We intend to convert our billing system to a new third party billing software during 2008. The successful implementation of this new billing software will require the migration of large amounts of customer data and the implementation of new billing processes. This implementation may ultimately prove to be costly and time-consuming, which could harm our results of operations. Additionally, the migration of customer and billing data to a new billing system may result in the loss of, or inaccuracies in, customer data that could cause us to issue inaccurate invoices to our customers, which could harm our reputation. Unforeseen difficulties in the implementation of this billing system could hinder our ability to generate customer invoices, which could lead to longer customer payment cycles, which could materially affect our cash flows.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In anticipation of becoming a public company and in order to respond to additional regulations applicable to public companies, such as Section 404 of the Sarbanes-Oxley Act, we have recently hired a number of finance and accounting personnel. We use independent contractors to fill certain positions and provide certain accounting functions. In the future, we may be required to hire additional full-time accounting employees to fill these and other related finance and accounting positions. Some of these positions require candidates with public company experience, and we may be unable to locate and hire such individuals as quickly as needed, if at all. In addition, new employees will require time and training to learn our business and operating processes and procedures. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer and we could experience internal control weaknesses. Any consequences resulting from inaccuracies or delays in our reported financial statements could have an adverse effect on the trading price of our common stock as well as an adverse effect on our business, operating results, and financial condition.

We are in the process of evaluating our system of internal controls and may not be able to demonstrate that we can accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles, or GAAP. We are in the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal controls over financial reporting and a report by our independent auditors assessing the effectiveness of such internal controls.

In January 2008, in connection with the audit of our consolidated financial statements, we determined that we had material weaknesses relating to communication of significant transactions to our accounting department and for proper accrual of expenditures (cutoff). A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. The material weakness related to expenditure cutoffs resulted in the recording of audit adjustments for 2007. The remedial actions that we have taken will be subject to continued management review, supported by testing and validation, as well as audit committee oversight. While we believe we have appropriately remediated these material weaknesses, we cannot assure you that these or other material weaknesses or significant deficiencies will not exist or otherwise be discovered in the future, which could impair our ability to report our financial position, results of operations or cash flows in an accurate or timely manner.

Both we and our independent auditors will be testing our internal controls in connection with the audit of our financial statements for the year ending December 31, 2008, and as part of that documentation and testing, identifying areas for further attention and improvement. If we fail to demonstrate that we have effective internal controls, or if we fail to maintain proper and effective internal controls on a going forward basis, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results and our ability to operate our business, which could reduce the trading price of our stock.

Changes to financial accounting standards or practices may affect our reported financial results and cause us to change our business practices.

We prepare our financial statements to conform with GAAP. These accounting principles are subject to interpretation by the SEC and various other bodies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the interpretation of our current practices may adversely affect our reported financial results or the way we conduct our business. For example, on December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R). SFAS 123(R), which became effective for fiscal periods beginning after June 15, 2005 and requires that employee share-based compensation be measured based on its fair-value on the grant date and treated as an expense that is reflected in the financial statements over the related service period. As a result of SFAS 123(R), our operating results in 2006 and 2007 reflect share-based compensation expenses that are reflected in prior periods using a different methodology, making it more difficult for investors to evaluate our 2006 and 2007 operating results relative to prior periods.

Risks Related to the Auction Process for Our Offering

Our stock price could decline rapidly and significantly following our initial public offering.

Our initial public offering price will be determined by an auction process conducted by us and our underwriters. We believe this auction process will provide information about the market demand for our common stock at the time of our initial public offering. However, this information may have no relation to market demand for our common stock once trading begins. We expect that the bidding process will reveal a clearing price for shares of our common stock offered in the auction. The auction clearing price is the highest price at which all of the shares offered, including shares subject to the underwriters’ over-allotment option, may be sold to potential investors. Although we and our underwriters may elect to set the initial public offering price below the auction clearing price, we may also set an initial public offering price that is equal to the clearing price. If there is little or no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would likely decline following our initial public offering. In addition, the auction process may lead to more stock price volatility or a stock price decline after the initial sales of our stock in the offering, which could lead to class action or securities litigation that would be expensive, time-consuming, and distracting to our management team. If your objective is to make a short-term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

The auction process for our public offering may result in a phenomenon known as the “winner’s curse,” and, as a result, investors may experience significant losses.

The auction process for our initial public offering may result in a phenomenon known as the “winner’s curse.” At the conclusion of the auction, bidders that receive allocations of shares in this offering (successful bidders) may infer that there is little incremental demand for our shares above or equal to the initial public offering price. As a result, successful bidders may conclude that they paid too much for our shares and could seek to immediately sell their shares to limit their losses should our stock price decline. In this situation, other investors that did not submit successful bids may wait for this selling to be completed, resulting in reduced demand for our common stock in the public market and a significant decline in our stock price. Therefore, we caution investors that submitting successful bids and receiving allocations may be followed by a significant decline in the value of their investment in our common stock shortly after our offering.

The auction process for our initial public offering may result in a situation in which less price sensitive investors play a larger role in the determination of our offering price and constitute a larger portion of the investors in our offering, and, therefore, the offering price may not be sustainable once trading of our common stock begins.

In a typical initial public offering, a majority of the shares sold to the public are purchased by professional investors that have significant experience in determining valuations for companies in connection with initial public offerings. These professional investors typically have access to, or conduct their own independent research and analysis regarding investments in initial public offerings. Other investors typically have less access to this level of research and analysis, and as a result, may be less sensitive to price when participating in our auction process. Because of our auction process, these less price sensitive investors may have a greater influence in setting our initial public offering price and may have a higher level of participation in our offering than is normal for initial public offerings. This, in turn, could cause our auction process to result in an initial public offering price that is higher than the price professional investors are willing to pay for our shares. As a result, our stock price may decrease once trading of our common stock begins. Also, because professional investors may have a substantial degree of influence on the trading price of our shares over time, the price of our common stock may decline and not recover after our offering. Furthermore, if our initial public offering price is above the level that investors determine is reasonable for our shares, some investors may attempt to short sell the stock after trading begins, which would create additional downward pressure on the trading price of our common stock.

Successful bidders may receive the full number of shares subject to their bids, so potential investors should not make bids for more shares than they are prepared to purchase.

We may set the initial public offering price near or equal to the auction clearing price. If we do this, the number of shares represented by successful bids will likely approximate the number of shares offered by this prospectus, and successful bidders may be allocated all or almost all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.

Our initial public offering price may have little or no relationship to the price that would be established using traditional valuation methods, and therefore, the initial public offering price may not be sustainable once trading begins.

We may set the initial public offering price near or equal to the auction clearing price. The offering price of our shares may have little or no relationship to, and may be significantly higher than, the price that otherwise would be established using traditional indicators of value, such as our future prospects and those of our industry in general; our sales, earnings, and other financial and operating information; multiples of revenue, earnings, cash flows, and other operating metrics; market prices of securities and other financial and operating information of companies engaged in activities similar to ours; and the views of research analysts. As a result, our initial public offering price may not be sustainable once trading begins, and the price of our common stock may decline.

If research analysts publish or establish target prices for our common stock that are below the initial public offering price or the then current trading market price of our shares, the price of our shares of common stock may fall.

Although the initial public offering price of our shares may have little or no relationship to the price determined using traditional valuation methods, we believe that research analysts will rely upon these methods to establish target prices for our common stock. If research analysts, including research analysts affiliated with our underwriters, publish target prices for our common stock that are below our initial public offering price or the then current trading market price of our shares, our stock price may decline.

Submitting a bid does not guarantee an allocation of shares of our common stock, even if a bidder submits a bid at or above the initial public offering price.

Our underwriters may require that bidders confirm their bids before the auction for our initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within the permitted time period, that bid will be deemed to have been withdrawn and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, the underwriters, in consultation with us, may determine that some bids that are at or above the initial public offering price are manipulative or disruptive to the bidding process, in which case all of the bids submitted by that investor may be rejected.

Risks Related to the Offering and Ownership of Our Common Stock

There is no existing market for our common stock, and you cannot be certain that an active trading market or a specific share price will be established.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by an auction process, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile.

If our stock price fluctuates after the offering, you could lose a significant part of your investment.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock in the public stock market after this offering. After this offering, we will have 115,444,808 shares of common stock outstanding. This includes 15,000,000 shares being sold in this offering, all of which may be resold in the public market immediately following this offering. The remaining 100,444,808 shares, or approximately 87.0% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below:

Number of shares and percentage of total outstanding*	Date available for sale into public market

2,311,860 shares, or 2.0%	Immediately after this offering.

98,132,948 shares, or 85.0%	Generally, 180 days after the date of this prospectus due to lock-up agreements between certain of the holders of these shares and the underwriters or to contractual arrangements between the other holders of these shares and us, subject to a potential extension under certain circumstances.

*	Number of shares does not include outstanding shares issued pursuant to the exercise of options and warrants after March 31, 2008.

After this offering and the expiration of the lock-up period, the holders of an aggregate of 64,727,953 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the issuance of all shares of common stock that we have issued and may issue under our option plans. Once we register the issuance of these shares, subject to lock-up restrictions, they can be freely sold in the public market upon issuance. Furthermore, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC may, at their discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements with the underwriters. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $10.41 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed 75.6% of the total consideration paid by our stockholders to purchase shares of common stock. The exercise of outstanding options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

The issuance of additional stock in connection with acquisitions, our stock option plans, or otherwise will dilute all other stockholdings.

After this offering, we will have an aggregate of 155,895,335 shares of common stock authorized but unissued and not reserved for issuance under our stock option plans or otherwise. We may issue all of these shares without any action or approval by our stockholders. We intend to continue to actively pursue strategic acquisitions. We may pay for such acquisitions, partly or in full, through the issuance of additional equity. Any issuance of shares in connection with our acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 44.5% of our outstanding common stock excluding any shares purchased by directors, executive officers, and their affiliates in this offering. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. Although our directors and executive officers are not currently party to any agreements or understandings to act together on matters submitted for stockholder approval following the completion of this offering, this concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section entitled “Principal and Selling Stockholders.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply our net proceeds from this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for primarily to finance our growth plans, as well as for working capital and general corporate purposes, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. In addition, we may choose to use a portion of the net proceeds from this offering to repay outstanding borrowings under our revolving line of credit from time to time. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. For further information on our use of proceeds from this offering, see the section entitled “Use of Proceeds.”

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors deemed undesirable by our board of directors that our stockholders might consider favorable. Some of these provisions:

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Authorize the issuance of blank check preferred stock which can be created and issued by our board of directors without prior stockholder approval, with voting, liquidation, dividend, and other rights senior to those of our common stock;

•	Provide for a classified board of directors, with each director serving a staggered three-year term;

•	Prohibit our stockholders from filling board vacancies or increasing the size of our board, calling special stockholder meetings or taking action by written consent;

•	Provide for the removal of a director only with cause and by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors; and

•	Require advance written notice of stockholder proposals and director nominations.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, business strategy and plans, use of the net proceeds of this offering, and our objectives for future operations, are forward-looking. You can identify forward-looking statements by terminology such as “anticipates,” “aspires,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will” or “would” or the negative of these terms or similar expressions.

We have based the forward-looking statements in this prospectus largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. However, there are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the section entitled “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance, or achievements may vary materially from any future results, performance, or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act which does not extend to initial public offerings. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by Tier1Research. These publications include forward-looking statements made by the authors of such reports. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions. Actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events, and circumstances may be materially different from what we expect.

2008 Racker Letter to Investors

Hosting is at the center of a multi-year shift in computing that is changing the way businesses buy IT services. Hosting delivers “computing as a service.” Today, low-cost, ubiquitous bandwidth, along with the emergence of new technologies such as virtualization and cloud computing, deliver meaningful cost savings, which make hosting even more compelling for a broader market.

As the world’s leader and specialist in hosting, Rackspace Hosting is well positioned to capitalize on this trend. We believe going public strengthens our ability to pursue this opportunity via expansion, acquisitions, and leveraging new technologies. This will support our goal of becoming one of the world’s great service companies.

At the heart of computing today is a disorganized IT closet housing a collection of aging servers surrounded by a tangle of cables and supported by a costly army of IT generalists. To the business leader, this represents a “black hole” of ongoing capital investment and operating cost with disappointing returns. To the IT leader, this represents a mountain of maintenance and low value activity that prevent him from delivering more value to the business.

Hosting makes the IT department more effective. We believe that the economies gained from centralized, standardized data centers and cloud computing platforms will make IT services and computing better, less costly, and more available to the broader business market. Hosting changes how businesses buy computing. Additionally, our specialists are available 24x7 to provide their deep knowledge of numerous software applications and computing technologies. They become valuable partners for IT managers.

With similar strategies, Rackspace Hosting will change how businesses buy computing—making it more reliable and more affordable for businesses, large and small.

Today, Rackspace is the world’s leader in hosting. We have earned this position because we learned quickly what customers really wanted from us. Very simply, they wanted great service. In fact, the common definition of a “host” is “someone who receives and entertains guests.” Consistent with this definition, we built our company and our culture around that idea; we call it Fanatical Support.

Fanatical Support is the reason our growth has outpaced the hosting market. It’s the reason that during the past five years, we’ve grown net revenues more than 50% per year to $362.0 million in 2007, and serve more than 29,000 businesses located in over 100 countries.

What is Fanatical Support?

Fanatical Support can be hard to define, yet our customers and employees (we call them Rackers) know what it is. Fanatical Support means that we are invested in the success of our customers’ businesses, that we listen to them and will do what it takes to keep them up and running. We are accountable, responsive, transparent and easy to do business with; all the time. We work hard to earn our customers’ loyalty—and keep it.

At every level of our company, Rackers have a sense of urgency about serving customers. We work to earn their trust and we genuinely care about them, often making our customer relationships personal. It starts with having a real person answer every phone call. That’s Fanatical Support and it underpins our philosophy and transcends our entire business.

We believe that there are very few companies who have been able to build and consistently deliver a customer experience designed to maintain customers for life. That’s why we have embraced this philosophy and deliver what we call The Fanatical Support Promise—that our customers complete satisfaction is our sole ambition and anything less is unacceptable.

This commitment puts our customer relationships at a different level, one where we become a trusted partner, part of their team. Fanatical Support has helped us keep customers with us for years. We believe it will help keep them with us for life, as we meet their growing needs—and if we do our jobs right, they will refer their friends and colleagues to us.

Rackers are not perfect. They’re people, and people make mistakes. We know we will sometimes fall short of our Fanatical Support. When we do, we tell the truth, and we do our best to make it right for our customers. We learn from our mistakes, and often that improves the service experience for all customers.

Our Culture

To deliver on our promise, we have created a unique culture that encourages and enables Rackers to give their best every day. In 2008, Fortune magazine ranked Rackspace Hosting #32 on its 2008 list of “100 Best Companies to Work For.”

Each Racker is an individual and has unique strengths. We help them develop their strengths rather than ask them to change who they are. We encourage Rackers to talk about their strengths and to find positions in the company that leverage their inherent talents. This approach creates happier, more engaged Rackers who look forward to coming to work.

We spend a great amount of time selecting and training the best people to become Rackers. We’ve all been in situations where a roadblock has been cleared by a single person who handles the situation well. Those are the people and companies that earn our enduring loyalty, where we buy again and again—and tell our friends. We work hard to find people like these to become Rackers.

We empower Rackers with the tools to deliver Fanatical Support every day, but it’s up to each Racker to take responsibility for our customers. We can’t mandate that; they have to volunteer to make the extra effort. Rackers must instinctively know and actively want to do what it takes to build lasting trust with our customers. After all, there is no rulebook for winning customers’ hearts. The most coveted award in our company is the Straight Jacket award. The winners are our heroes; they are the people whose actions we celebrate and who exemplify Racker culture.

Some consider this an expensive way to do business. We respectfully disagree. Our investment in Rackers leads to greater Racker engagement and in turn, higher customer loyalty. One thing is for sure—as a public company, our philosophy of putting Rackers first will not change. Our commitment to Rackers is our commitment to our customers. Anything less will affect our reputation and our customers’ trust in us and, ultimately, our own success.

A Whole New Way of Doing IT

There have traditionally been two ways to manage IT systems—in-house and IT outsourcing. But over the past few years, companies of all sizes are discovering a third way—hosting.

Running IT in-house requires a large, highly technical staff, servers for every software application and often results in high costs. In-house IT departments spend much of their time tending to maintenance tasks, eating up the budget that would otherwise be allocated to their higher value activities.

The second option is IT outsourcing. Outsourcers often take control of every IT task from desktop support to server backups, and frequently hire their customers’ IT personnel.

Neither solution works for most businesses because they need the greater flexibility of selecting which applications get hosted and which remain in-house. They need a partner who is flexible, and will address their needs without requiring an all-encompassing contract spanning five, seven, or ten years. These two drivers, along with the rise of new, disruptive technologies, including virtualization and cloud computing, have created a new wave of demand for hosting.

We believe that hosting will come in many forms. Just as businesses currently have diverse IT needs, they will also have diverse hosting needs. In the last year we’ve launched several new hosting services based on cloud technology, including Rackspace Email Hosting and Rackspace Cloud Hosting. Today, these services account for less than 5% of our overall revenue, but they are growing rapidly and have generated notable market interest.

We believe the opportunity in the hosting market is undeniable. Google, Amazon, and Microsoft all have recently introduced cloud hosting services to meet the growing demand. Firms such as Salesforce.com and SuccessFactors are blazing new trails in delivering cloud applications.

While the competitive landscape is changing dramatically, computing is changing even faster. With the emergence of virtualization, cloud computing, and low cost storage technologies, we have the opportunity to deliver hosting to our customers in an even more efficient manner. These technologies, coupled with centralized computing platforms, will allow customers to consume computing power more reliably and cheaply than was ever possible in the past. As computing costs go down, demand will rise. This is the transformation that IT is undergoing today.

Managing for the Long Term

To Rackspace, success means maximizing our long-term results. We define long-term results as sustainable growth of our economic profit—profit that deducts the cost of all capital, debt and equity. These results will come from our ability to strengthen our market leadership in hosting—the stronger our leadership, the greater our financial success—and our ability to deliver our services on a large scale.

We believe the opportunity ahead of us is substantial, and that we are uniquely positioned in the marketplace. Rackspace’s status as a public company and the resulting infusion of capital will allow us to pursue this market opportunity by investing in expansion, acquisitions, and new technologies. Investing to win in the broad hosting market will require that we invest more aggressively than ever before. Many of these investments will not produce a return in the short run. Some may not produce a return at all.

Being a public company will also pressure us to continuously perform on more short-term oriented metrics such as quarterly revenue and earnings targets. It will be our duty to subordinate these pressures in favor of our long-term objective of building a market-leading business that creates sustainable economic profit.

Core Values Guide Our Decision Making

Rackspace’s success has been guided by a set of core values, and they guide our decision-making—always. We’d like to share these values;

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Fanatical Support in All We Do—Fanatical Support earns customer loyalty, but it also applies to all Rackers and everything they do at Rackspace. We’ve achieved our leadership position by relentlessly focusing on the quality of our service. Rackers also strive to make our company as efficient as possible—but we will not take short-cuts that will harm our customers.

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Results First: Substance Over Flash—We value results over appearances. We are highly disciplined in the way we spend capital. We avoid frivolous spending, and look to maximize every investment that we make.

•	Keep our Promises: Full Disclosure—We are transparent and honest with our customers and our fellow Rackers—even when times are rough. We also plan to give our stockholders the same level of honesty.

•	Embrace Change for Excellence—We must move at the speed of the Internet. We celebrate continuous improvement, and are never satisfied with the status quo.

•	Passion for Our Work—Passionate Rackers volunteer to do their best every day. This is not just a job for us—we are committed to building one of the world’s great service companies.

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Treat Rackers like Friends and Family—The way Rackers treat each other matters. When we treat each other well, it creates a feeling of camaraderie and ultimately improves the company’s performance. As such, we continually invest in our culture.

Additional Investor Information

•

Our financial goal is to produce sustainable economic profits for our stockholders. We use an EVA® (Economic Value Added) management model to ensure that our decisions consider the cost of capital. This model is used to decentralize decision making.

•

We have always used our investors’ money wisely. We are proud to have grown to our current size having raised only $39.6 million in equity capital, excluding proceeds from stock options exercised under our equity incentive plans. We will continue to be disciplined users of capital as we aggressively pursue future opportunities.

•

If we are presented with the right long-term opportunities, we are prepared to incur losses or short-term reductions in profit to pursue them. Managing for the long term means that we will not “smooth our earnings.”

•

We do not plan to issue financial forecasts or guidance. We want the results to speak for themselves. We do not want to create short-term incentives to “make the numbers” that could encourage us to make decisions against the long-term interests of stockholders.

•

We will communicate honestly and openly and tell you the truth about our business. When we answer specific questions, we will make those answers available to all stockholders at the same time. Our intent is to keep you fully informed and to communicate in a way that treats everyone equally.

•

The reason for our auction-based IPO is that we believe it provides the best outcome for all our stockholders. It is important to us to have a fair process for our IPO that allows access for both large and small investors. As good stewards of capital, it is equally critical that we achieve a good outcome for Rackspace and its current stockholders.

Thank you for taking the time to learn a little more about us and for considering an investment in Rackspace Hosting. We’re more excited than ever about the future of our company, and we hope you are too.

Signing on behalf of all Rackers,

Pat Condon	Dirk Elmendorf	Lanham Napier	Graham Weston
Co-founder	Co-founder	CEO and President	Chairman, former CEO
Racker since 1998	Racker since 1998	Racker since 2000	Racker since 1998

THE AUCTION PROCESS

The following describes the auction process being used for our initial public offering. We believe allowing open participation in this offering through a technology-enabled auction process aligns with our corporate culture and business mission. We are conducting this offering through an auction process to open participation in our initial public offering to all investors, both individual and institutional.

The auction process differs from methods that have been traditionally used in most other underwritten initial public offerings in the U.S. In particular, we and our underwriters will conduct an auction to determine the initial public offering price and the allocation of shares in the offering. We plan to conduct this auction in four stages—Bidding; Auction Closing; Pricing; and Allocation. Investors that do not submit bids through the auction process will not be eligible for an allocation of shares in our offering. See the section entitled “Risk Factors—Risks Related to the Auction Process for Our Offering.”

How to Participate in the Auction

We seek to enable all interested investors to have the opportunity to participate in the auction for our initial public offering. In order to participate in the auction, if you are an individual you must have an account with, and submit bids to purchase our shares through, Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC (through its Private Banking USA business), Merrill Lynch, Pierce, Fenner & Smith Incorporated (through its Global Wealth Management business), Jefferies & Company, Inc., Cowen and Company, LLC, RBC Capital Markets Corporation, W.R. Hambrecht + Co., LLC, or E*TRADE Securities LLC. Institutional investors must have an account with one of our underwriters listed in the table in the section entitled “Underwriting.” Institutional investors must submit bids electronically on an auction website by using a bidder ID. Institutional investors who have an account with Credit Suisse Securities (USA) LLC and have set up an “Auction ID” using the bidder ID previously obtained from Credit Suisse Securities (USA) LLC may continue to use such “Auction ID” to submit their bids on the auction website. Institutional investors who do not have a bidder ID may obtain a bidder ID from Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, or any of our other underwriters with which they have an account. Sales to an institutional investor will be settled through its account with the underwriter from which it obtained a bidder ID. In order to submit bids on the auction website, institutional investors will also have to agree to contractual terms related to the use of such website. Individual investors will not be required to obtain a bidder ID and should contact their respective brokerage firms to understand how they may submit bids in the auction. The website at www.rackspaceipo.com will contain hyperlinks to the auction website and to the websites of W.R. Hambrecht + Co., LLC and E*TRADE Securities LLC.

Before you participate in our offering, you should:

•	Read this prospectus, including all the risk factors. We also recommend that you view the management road show presentation available at www.rackspaceipo.com.

•

Understand that our initial public offering price may be set at the auction clearing price, and, if there is little or no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline.

•	Understand that we may modify the price range and the size of our offering multiple times in response to investor demand.

•

Understand that the underwriters, in consultation with us, will have the ability to reject bids that they believe have the potential to manipulate or disrupt the bidding process, and that if you submit such a bid, all of the bids you have submitted may be rejected, in which case you will not receive an allocation of shares in our initial public offering, even if your bid would otherwise have been successful.

In addition, to bid in the auction, you will have to:

•	Have or establish an account with one of our underwriters.

•

If you are an institutional investor and have not previously obtained a bidder ID from Credit Suisse Securities (USA) LLC, obtain a bidder ID from Goldman, Sachs & Co. or Credit Suisse Securities (USA) LLC (if you have an account with Goldman, Sachs & Co. or Credit Suisse Securities (USA) LLC) or one of our other underwriters, and activate your bidder ID on the auction website.

•	Consent to electronic delivery of the preliminary prospectus and other communications related to this offering.

•	Acknowledge that you have received an electronic copy of the preliminary prospectus.

In order to facilitate participation in our initial public offering, the underwriters may require additional information, such as your tax identification number (usually your Social Security number) and a valid e-mail address and other contact information.

Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies & Company, Inc. and Cowen and Company, LLC require investors to have a pre-existing relationship with them prior to participating in this offering. Credit Suisse Securities (USA) LLC requires investors to have had an account with them for 60 days prior to participating in an initial public offering. As a result, in light of the expected timing of our offering, investors who do not yet have an account with Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies & Company, Inc., and Cowen and Company, LLC, or Credit Suisse Securities (USA) LLC would, as a practical matter, have to participate in the offering through an account with another underwriter. Institutional investors may also have purchases in the offering settled through accounts with RBC Capital Markets Corporation, JMP Securities LLC, and Signal Hill Capital Group LLC.

The minimum amount required to open an account at W.R. Hambrecht + Co., LLC is $2,000. Individual investors may also have purchases in the offering settled through accounts with RBC Capital Markets Corporation or E*TRADE Securities LLC, neither of which have a minimum account opening amount.

We have not undertaken any efforts to register this offering in any jurisdiction outside the U.S. Except to the limited extent that this offering will be open to certain non-U.S. investors under private placement exemptions in certain countries other than the U.S., individual investors located outside the U.S. should not expect to be eligible to participate in this offering.

News About the Auction

Keep in contact with your brokerage firm, frequently monitor your relevant e-mail account and check www.rackspaceipo.com for notifications related to the offering, including:

•

Notice of Material Change / Request for Reconfirmation.    Notification that we have made material changes to the prospectus for this offering that require you to reconfirm your bid by contacting your brokerage firm.

•	Notice of Change in Price Range or Number of Shares Offered. Notification that we have changed the price range or size of the offering.

•	Notice of Additional Information Conveyed by Free Writing Prospectus. Notification that additional information about the offering is available in a free writing prospectus.

•	Notice of Intent to Go Effective. Notification that we have asked the SEC to declare our registration statement effective.

•	Notice of Effectiveness. Notification that the SEC has declared our registration statement effective.

•	Notice of Auction Closing. Notification that the auction has closed.

•

Notice of Acceptance.    Notification as to whether any of your bids are successful and have been accepted by the underwriters. This notification will include the final initial public offering price. Only bidders whose bids have been accepted will be informed about the results of the auction.

Please be careful only to trust e-mails relating to the auction that come from the underwriters or your brokerage firm. These e-mails will not ask for any personal information (such as a Social Security number or credit card numbers). If you are not sure whether to trust an e-mail, please contact your brokerage firm directly.

Potential investors may contact the underwriter or dealer through which they submitted their bid to discuss general auction trends, bidding and/or anticipated timing of the offering. Information with respect to such matters may also be available from time to time in the management road show presentation, available at www.rackspaceipo.com. The then current clearing price is at all times kept confidential and will not be disclosed during the auction to any bidder. Any general auction trend information that is provided orally by an underwriter or participating dealer or in a management road show presentation is necessarily accurate only as of the time that the auction trends were reviewed, does not reflect any advice or prediction with respect to the price at which our common stock may trade once we are a public company, may quickly become stale and may change significantly prior to the auction closing. Bidders should not assume that any particular bid will receive an allocation of shares in the auction based on any auction trend information provided to them orally by any underwriter or participating dealer or included in the management road show presentation.

The Bidding Process

Bidders who are individuals must submit bids through one of the following underwriters: Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC (through its Private Banking USA business), Merrill Lynch, Pierce, Fenner & Smith Incorporated (through its Global Wealth Management business), Jefferies & Company, Inc., Cowen and Company, LLC, RBC Capital Markets Corporation, W.R. Hambrecht + Co., LLC, or E*TRADE Securities LLC. Sales to an individual will be settled through his or her account with the underwriter through which his or her bid was submitted. Institutional investors will submit bids via the auction website, to which a hyperlink is available at www.rackspaceipo.com. Sales to an institutional investor will be settled through its account with the underwriter from which it obtained a bidder ID.

In connection with submitting a bid, you must provide the following information:

•	The number of shares you are interested in purchasing; and

•	The price per share you are willing to pay.

Bids may be within, above or below the estimated price range for our initial public offering on the cover of this prospectus. Bid prices may be in any dollar or cent increment. The minimum size of any bid is 100 shares. Each bidder may submit multiple bids; however, the underwriters, in consultation with us, may reject any bid that has the potential to manipulate or disrupt the bidding process, as well as any other bids from any person or institution that the underwriters, in consultation with us, believe has submitted a manipulative or disruptive bid.

Each of your bids will be incremental to any other bids you have submitted, and you may be allocated up to the aggregate number of shares represented by all of your bids at or above the offering price. Therefore, do not submit bids that add up to more than the amount of money you want to invest in the offering. For example, if you place three bids—one for 100 shares at $12.00 (for a total value of $1,200), a second for an additional 200 shares at $10.00 (for a total value of $2,000), and a third for an additional 300 shares at $8.00 (for a total value of $2,400)—you would be legally obligated to purchase up to 600 shares for a total value of up to $4,800 (assuming an initial public offering price of $8.00 per share). The following table illustrates this example assuming that the initial public offering price is set at $10.00 and successful bids are not subject to pro rata allocation. See the section entitled “The Auction Process—The Allocation Process” for additional information on pro rata allocation.

Hypothetical Bid Information			Hypothetical Auction Results
Bid	Shares Requested	Bid Price	Hypothetical Initial Offering Price	Shares Allocated	Aggregate Investment
1	100	$12.00	$10.00	100	$1,000
2	200	10.00	10.00	200	2,000
-----------------------------------------------------------------------------------------------------------------------------
3	300	8.00	10.00	0	0

Total:	600			300	$3,000

To participate in the auction for our initial public offering, you will be required to agree to accept electronic delivery of this prospectus, the final prospectus, any amendments to this prospectus, or the final prospectus, and other communications related to this offering. If you do not consent to electronic delivery, or subsequently revoke that consent prior to the time at which our underwriters accept your bid, you will not be able to submit a bid or participate in our offering and any previously submitted bids will be rejected. If you revoke your consent after the underwriters accept your bid, a copy of the final prospectus will be delivered to you via U.S. Mail at your request. Your consent to electronic delivery of these documents does not constitute consent by you to electronic delivery of other information about us not related to this offering, such as proxy statements and quarterly and annual reports, after completion of this offering, except to the extent that you have provided this consent in the context of a consent to electronic delivery given to your brokerage firm that is broader in scope than this offering.

For individual investors, we encourage you to discuss any questions regarding your bid and the suitability determinations that will be applied to your bid with the underwriter through which you expect to submit a bid. Each of our underwriters makes its own suitability determinations pursuant to rules and regulations of the Financial Industry Regulatory Authority to which the underwriters are subject. This could affect your ability to submit a bid. If an underwriter determines that a bid is not suitable for an investor, the underwriter will not submit that bid in the auction, and you might not be informed that your bid was not submitted in the auction.

Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC will manage the master order book, to which we will have concurrent access. The master order book will aggregate all bids collected by our underwriters. Our master order book will not be available for viewing by bidders. Only bidders whose bids are accepted will be informed about the result of those bids.

You should consider all the information in this prospectus in determining whether to submit a bid, the number of shares you seek to purchase, and the price per share you are willing to pay. The underwriters, in consultation with us, will have the ability to disqualify any bidder that submits a bid that they believe, in their sole discretion, has the potential to manipulate or disrupt the bidding process. These bids include bids that the underwriters, in consultation with us, believe do not reflect the number of shares that a bidder actually intends to purchase, or a series of bids that the underwriters, in consultation with us, consider disruptive to the auction process. The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to at least one hour following the time that the registration statement filed with the SEC becomes effective. A bid received by any underwriter involves no obligation or commitment of any kind by the bidder until our underwriters have notified you that your bid is successful by sending you a notice of acceptance. Therefore, you will be able to withdraw a bid at any time (except during any period in which the auction is temporarily closed pending the preparation of revised disclosure) until it has been accepted. You may withdraw your bid by contacting the underwriter through which you submitted your bid.

During the bidding process, we, Goldman, Sachs & Co., and Credit Suisse Securities (USA) LLC will monitor the master order book to evaluate the demand that exists for our initial public offering. Based on this information and other factors, we and our underwriters may revise the public offering price range for our initial public offering set forth on the cover of this prospectus. In addition, we may decide to change the number of shares of common stock offered through this prospectus. It is possible that the number of shares offered will increase if the price range increases. You should be aware that we have the ability to make multiple such revisions. These increases in the public offering price range or the number of shares offered through this prospectus may result in little or no demand for our shares of common stock at or above the initial public offering price following this offering. Therefore, the price of our shares of common stock could decline following this offering, and investors should not expect to be able to sell their shares for a profit shortly after trading begins. You should consider whether to modify or withdraw your bid as a result of developments during the auction process, including changes in the price range or number of shares offered.

Reconfirmations of Bids

We will require that bidders reconfirm the bids that they have submitted in the offering if either of the following events shall occur:

•	More than 15 business days have elapsed since the bidder submitted his bid in the offering; or

•	We and the underwriters determine that there is a material change in the prospectus that requires that we or the underwriters convey the material change and file an amended registration statement.

If a reconfirmation of bids is required, an electronic notice will be sent to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, notifying them that they must reconfirm their bids by contacting the underwriter through which their bid was submitted (for individual investors) or on the auction website (for institutional investors). If bidders do not reconfirm their bids when requested, we and the underwriters will disregard their bids in the auction, and they will be deemed to have been withdrawn. We will give bidders at least until the earlier of (i) one hour following the effectiveness of the registration statement and (ii) 4:00 p.m., Eastern time, on the following business day from the time we send them notification that they must reconfirm, to reconfirm their bids.

If we and the underwriters determine that there is a material change in the prospectus that will require reconfirmation of bids, we may temporarily close the auction while we are preparing new disclosure or the new prospectus to be recirculated. If we do so, we will reopen the auction when we recirculate new disclosure or the prospectus. During any such temporary auction close, you will not be able to add, modify or withdraw a bid on the auction websites maintained by any of our underwriters. Once the auction is reopened, you will be required to reconfirm any existing bids (or else such bids will be deemed to have been withdrawn) and will have an opportunity to add, modify or withdraw a bid as described in the preceding paragraph. If we temporarily close the auction while preparing new disclosure or a new prospectus, electronic notice that the auction has been temporarily closed pending preparation of new disclosure will be sent to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn.

Changes in the Price Range Prior to Effectiveness of the Registration Statement

If, prior to the time at which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in our offering, we and the underwriters will:

•	Provide notice at www.rackspaceipo.com of the revised price range or number of shares to be sold in our offering, as the case may be; and

•

Send an electronic notice to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, notifying them of the revised price range or number of shares to be sold in our offering, as the case may be.

The Auction Closing Process

We can close the auction at any time. You will have the ability to modify any bid until the auction is closed. You will have the ability to withdraw your bid until your bid is accepted by the underwriters, which would occur after the closing of the auction. If the underwriters accept your bid, they will do so following the closing of the auction by sending you a notice of acceptance. If you are requested to reconfirm a bid and fail to do so in a timely manner, your bid will be deemed to have been withdrawn.

When we submit our request that the SEC declare the registration statement effective, we and the underwriters will send an electronic notice to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, informing them of our request. Once the registration statement is effective, everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn will be sent another electronic notice informing them that the registration statement is effective. Prior to the time a bid is accepted, which cannot be less than one hour after the notice of effectiveness is sent to bidders, bidders may still withdraw their bids.

If we are unable to close the auction, determine a public offering price, and file a final prospectus with the SEC within 15 business days after the registration statement, of which this prospectus forms a part, is initially declared effective, we must file and have declared effective a post-effective amendment to the registration statement before the auction may be closed and any bids may be accepted.

Availability of Funds After Effectiveness of the Registration Statement

Your brokerage firm may require that you have funds or securities in your brokerage account with value sufficient to cover the aggregate dollar amount of your bid upon the effectiveness of our registration statement. If you do not provide the required funds or securities in your account by the required time, your bid may be rejected. We and our underwriters may elect to accept successful bids in as little as one hour after the SEC declares the registration statement effective regardless of whether bidders have deposited funds or securities in their brokerage accounts. In this case, as well as all other cases in which notices of acceptance have been sent, successful bidders would be obligated to purchase the shares allocated to them in the allocation process.

Sales to an individual will be settled through his or her account with the underwriter through which his or her bid was submitted. Sales to an institutional investor will be settled through its account with the underwriter from which it obtained a bidder ID.

The Pricing Process

The initial public offering price will be determined by us and our underwriters after the auction closes. We intend to use the auction to determine a clearing price for the initial public offering, and we may set the initial public offering price at the clearing price. The clearing price is the highest price at which all of the shares offered (including over-allotments) may be sold to potential investors, based on bids in the master order book that have not been rejected or withdrawn at the time we and our underwriters close the auction. However, we and our underwriters have discretion to set the initial public offering price below the auction clearing price. We may do this in an effort to achieve a broader distribution of our common stock (which would be expected to occur because at a lower offering price there would be a greater number of successful bids) or to potentially limit a decline in the trading price of our shares in the period shortly following our offering relative to what might be experienced if the initial public offering price were set at the auction clearing price. However, setting the initial public offering price below the auction clearing price may not achieve this result. Even if the initial public offering price is set below the auction clearing price, the trading price of our common stock could still decline significantly after the offering. In addition, although setting the initial public offering price below the clearing price may achieve a broader distribution of our shares, it may not result in allocations of shares in our offering to specific types of investors, such as professional or institutional investors. That is because there can be no assurance that investors of one type would submit bids at different prices than investors of other types, and so broadening the number of successful bids would not necessarily change the proportion of successful bids attributable to one type of investor or another.

We caution you that our initial public offering price may have little or no relationship to the price that would be established using traditional indicators of value, such as:

•	Our future prospects and those of our industry in general;

•	Our sales, earnings, and other financial and operating information;

•	Multiples of our revenue, earnings, cash flows, and other operating metrics;

•	Market prices of securities and other financial and operating information of companies engaged in activities similar to ours; and

•	The views of research analysts.

You should understand that the trading price of our common stock could vary significantly from the initial public offering price. Therefore, we caution you not to submit a bid in the auction process for our offering unless you are willing to take the risk that our stock price could decline significantly.

The pricing of our initial public offering will occur after we have closed the auction and after the registration statement has been declared effective. We will announce the initial public offering price on www.rackspaceipo.com. The price will also be included in the notice of acceptance, the confirmation of sale and the final prospectus that will be sent to the purchasers of common stock in our offering.

Acceptance of Bids

If the initial public offering price is between $9.60 and $19.20 per share, which is within 20% of either the high or low end of the price range on the cover of the preliminary prospectus dated July 25, 2008, the underwriters can accept all bids at or above the initial public offering price, without seeking reconfirmation of bids, by sending electronic notices of acceptance to successful bidders. As a result of the varying delivery times involved in sending emails over the Internet, some bidders may receive these notices of acceptance before others.

If the initial public offering price is not between $9.60 and $19.20 per share, then we and the underwriters will:

•	Provide notice at www.rackspaceipo.com of the offering price; and

•	Send an electronic notice to everyone who has an activated bidder ID or who has submitted a bid that has not been withdrawn, notifying them of the offering price.

Under these circumstances, the underwriters will require bidders to reconfirm their bids. We may also decide as a result of the foregoing to circulate a revised prospectus and reopen the auction. In this event, bids submitted may be accepted immediately upon their being submitted by you, because more than an hour may have passed since the effectiveness of the Registration Statement.

You should be aware that the underwriters will accept successful bids by sending an electronic notice of acceptance, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (i) whether such bidders are aware that the registration statement has been declared effective or (ii) whether they are aware that the electronic notice of acceptance of that bid has been sent. Once the underwriters have accepted a bid by sending out an electronic notice of acceptance, they will not cancel or reject any such bid. The issuer and the underwriters will rely on your bid in setting the public offering price and in sending notices of acceptance to successful bidders. As a result, you will be responsible for paying for all of the securities that are finally allocated to you, at the public offering price.

The Allocation Process

Once the initial public offering price has been determined, we and our underwriters will begin the allocation process. All investors who have bid at or above the initial public offering price, and whose bids were not rejected or withdrawn, will receive an allocation of shares in our offering at the initial public offering price.

If the initial public offering price is equal to the auction clearing price, all successful bidders will be offered share allocations that are equal or nearly equal to the number of shares subject to their successful bids. Therefore, we caution you against submitting a bid that does not accurately represent the number of shares of our common stock that you are willing and prepared to purchase, as bidders who submitted successful bids will be obligated to purchase the shares allocated to them. Furthermore, neither we nor our underwriters will be obligated to inform you that we have rejected your bids.

In the event that the number of shares represented by successful bids exceeds the number of shares offered, the offered shares will need to be allocated across the successful bidder group. We will allocate the shares among successful bids on a pro rata basis based on the following rules:

•	The pro rata allocation percentage will be determined by dividing the number of shares offered (including over-allotments) by the number of shares subject to successful bids; and

•

Each bidder who has a successful bid will be allocated a number of shares equal to the pro rata allocation percentage multiplied by the number of shares subject to the successful bid, rounded to the nearest whole number of shares, except that, to the extent possible, each allocation of 100,000 or more shares will be rounded to the nearest 100 shares.

The following hypothetical example illustrates how pro rata allocation might work in practice:

Assumptions
Shares Offered	20,000
Total Shares Subject to Successful Bids	21,200
Pro Rata Allocation Percentage	94.3%

Successful Bidder	Shares Subject to Successful Bid	Pro Rata Allocation
A	100	94
B	2,100	1,981
C	4,000	3,774
D	4,500	4,245
E	5,000	4,717
F	5,500	5,189

Totals	21,200	20,000

Certain of our directors and officers and holders of more than 5% of our outstanding capital stock, or entities affiliated with them, may participate as bidders in the auction and purchasers in this offering. In no event will these parties be allocated an aggregate of more than 5% of the total number of shares being offered (including the shares subject to the underwriters’ over-allotment option). None of these parties will participate in the final determination of the offering price by the company and the underwriters. Any excess over 5% that would be allocated to such parties will instead be allocated pro rata among all other successful bids at or above the initial public offering price.

Following the allocation process, our underwriters will provide successful bidders with a final prospectus and confirmations that detail their purchases of shares of our common stock and the purchase price. The final prospectus will be delivered electronically, and confirmation will be delivered by regular mail, facsimile, email, or other electronic means. Successful bidders can expect to receive their allocated shares in their brokerage accounts three or four business days after the final offering price is established by us and the underwriters.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $144,860,500, based upon the initial public offering price of $12.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds to us will be approximately $167,006,125. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders include certain of our executive officers and members of our board of directors or entities affiliated with or controlled by them.

Currently our primary sources of capital are cash generated from operating activities, equipment financing arrangements with vendor-related leasing companies, and funds available under our revolving line of credit. We intend to use the net proceeds from this offering to supplement these existing sources of capital primarily to finance our growth plans, as well as for working capital and general corporate purposes. However, we have not allocated any portion of net proceeds from this offering for any specific purpose and have no agreements or commitments with respect to the use of such proceeds. We currently anticipate making aggregate capital expenditures of approximately $335 million in 2008, $160 million of which is expected to be allocated for construction contracts for our new corporate headquarters in the San Antonio, Texas area and expansion of data center facilities in the U.S. and the U.K., with the remaining $175 million expected to be allocated for purchases of IT equipment. However, we may accelerate or postpone those expenditures to align our asset base with the need to support our customers and to exploit opportunities to acquire assets. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Initially, we may choose to use a portion of the net proceeds from this offering to repay outstanding borrowings under our revolving line of credit. The borrowing costs of this revolving line of credit are determined by London Inter-bank Offered Rate, or LIBOR, plus an applicable margin spread. This spread starts at 0.675% and goes up to 1.550% based on our amount of leverage, which is defined as the ratio of funded debt to our EBITDA, as defined in the credit agreement. The initial term of the revolving line of credit expires in August 2012. Because we entered into an interest rate swap agreement with a notional amount of $50.0 million maturing on December 10, 2010, we do not currently expect to reduce our outstanding borrowings in the near future to an amount below $50.0 million. We have not identified any specific circumstances under which we will repay all or any portion of the line credit using the proceeds from this offering. As of March 31, 2008, outstanding indebtedness under our credit facility totaled approximately $77.3 million. See the section entitled “Description of Indebtedness.” Proceeds from our line of credit have been used, along with cash generated from operating activities and equipment financing arrangements with vendor-related leasing companies, to fund our capital expenditures. We intend to keep the credit facility in place after the offering to have access to sufficient liquidity to execute our growth plans.

We may also use a portion of the net proceeds to acquire businesses, technologies, or other assets. We do not, however, have agreements or commitments for any specific acquisitions at this time.

Pending the uses mentioned above, we intend to invest the net proceeds of this offering in short-term, interest bearing, investment grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. Neither Delaware law nor our restated certificate of incorporation requires our board of directors to declare dividends on our common stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. We do not anticipate paying cash dividends for the foreseeable future.

On August 31, 2007, our wholly-owned subsidiary, Rackspace US, Inc., as borrower, entered into an amended and restated credit agreement with Comerica Bank, as administrative agent, swing-line lender and lender, JPMorgan Chase Bank, N.A., Wachovia Bank, N.A., the Frost National Bank, N.A., and Bank of America, N.A., as lenders. If there is a default under the credit agreement or the borrower cannot meet its financial covenants (see the section entitled “Description of Indebtedness” for a description of the defaults and financial covenants), then the credit agreement prohibits the borrower, us, and all subsidiary guarantors from declaring or making any dividends, distributions, or payments on account of any of our or their equity interests or purchasing, redeeming, or otherwise acquiring for value any of our or their equity interests. This restriction does not apply to dividends, distributions, and payments made by us or any of our subsidiaries (other than the borrower) to borrower, us or any subsidiary guarantor.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008:

•	On an actual basis;

•	On a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred stock into 1,214,837 shares of common stock upon the completion of this offering; and

•

On a pro forma as adjusted basis to give effect to the sale of 12,700,000 shares of common stock by us in this offering at the initial public offering price of $12.50 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read the information in this table together with our financial statements and notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of March 31, 2008
	Actual (Unaudited)	Pro Forma (Unaudited)	Pro Forma Adjusted (Unaudited)
	(In thousands, except share data)
Cash and cash equivalents	$27,497	$27,497	$172,358

Current capital lease obligations	$27,703	$27,703	$27,703
Current portion of debt	3,276	3,276	3,276
Non-current capital lease obligations	32,532	32,532	32,532
Non-current debt	81,619	81,619	81,619

Stockholders’ equity:
Series A Convertible Preferred stock, $0.001 par value; 50,000,000 shares authorized, 1,214,837 shares issued and outstanding, actual; no shares issued pro forma and pro forma as adjusted	1	—	—
Common stock, $0.001 par value; 300,000,000 shares authorized, 101,612,676 shares issued and 101,529,971 shares outstanding, actual; 102,827,513 shares issued and 102,744,808 shares outstanding, pro forma; 115,527,513 shares issued and 115,444,808 outstanding, pro forma as adjusted	102	103	116
Additional paid-in capital	44,623	44,623	189,471
Treasury stock, at cost, 82,705 common shares held	(126)	(126)	(126)
Accumulated other comprehensive income (loss)	(574)	(574)	(574)
Retained earnings	61,744	61,744	61,744

Total stockholders’ equity	105,770	105,770	250,631

Total capitalization	$250,900	$250,900	$395,761

The number of shares of our common stock set forth in the table above excludes:

•	21,554,832 shares issuable upon the exercise of options outstanding as of March 31, 2008, having a weighted average exercise price of $4.71 per share;

•	268,750 shares issuable upon the exercise of warrants outstanding as of March 31, 2008, having a weighted average exercise price of $1.03 per share;

•

936,275 shares available for future grant under our 2007 Long-Term Incentive Plan and 500,000 additional shares to be available for future grant under our 2008 Employee Stock Purchase Plan, each as of March 31, 2008; and

•	5,400,000 additional shares that were authorized for future grant in May 2008 under our 2007 Long-Term Incentive Plan.

DILUTION

Our pro forma net tangible book value as of March 31, 2008 was $96.7 million, or $0.94 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, including shares of common stock issued upon the conversion of all outstanding shares of our preferred stock upon the completion of this offering. Dilution in pro forma net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 12,700,000 shares of common stock offered by us in this offering at the initial public offering price of $12.50 per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2008 would have been $241.5 million, or $2.09 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.15 per share to existing stockholders and an immediate dilution of $10.41 per share to new investors in our common stock. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$12.50
Pro forma net tangible book value per share as of March 31, 2008, before giving effect to this offering	$0.94
Increase in pro forma net tangible book value per share attributable to new investors	$1.15

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$2.09

Dilution per share to new investors in this offering		$10.41

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after this offering would be $2.25 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $10.25 per share.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2008 and after giving effect to the offering, based on the initial public offering price of $12.50 per share, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	102,744,808	89.0%	$51,258,450	24.4%	$0.50
New investors	12,700,000	11.0	158,750,000	75.6	$12.50

Total	115,444,808	100.0%	$210,008,450	100.0%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 87.6% and our new investors would own 12.4% of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables are based upon the number of shares issued and outstanding on March 31, 2008, assumes the conversion of all outstanding shares of our preferred stock as of March 31, 2008 into common stock and assumes no exercise of options or warrants outstanding as of March 31, 2008. As of that date, there were:

•	21,554,832 shares of our common stock issuable upon exercise of options outstanding at a weighted average exercise price of $4.71 per share; and

•	268,750 shares of our common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $1.03 per share.

For a description of our equity plans, see the section entitled “Management—Benefit Plans.”

If all our outstanding options and warrants had been exercised, the pro forma net tangible book value as of March 31, 2008 would have been $198.5 million, or $1.59 per share, and the pro forma net tangible book value after this offering would have been $343.3 million, or $2.50 per share, causing dilution to new investors of $10.00 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The statements of income data for the fiscal years ended December 31, 2005, 2006, and 2007 and the balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which have been audited by KPMG, LLP, independent registered public accounting firm, and included elsewhere in this prospectus. The statements of income data for the years ended December 31, 2003 and 2004 and the balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which have been audited by KPMG, LLP, independent registered public accounting firm, but are not included in this prospectus. Historical results are not necessarily indicative of future results. The selected consolidated statements of income data for the three months ended March 31, 2007 and 2008, and the selected consolidated balance sheet data as of March 31, 2008, are derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited selected consolidated financial data set forth below include, in the opinion of management, all adjustments, which are normal recurring in nature, that are necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. See note 4 to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net income per common share and pro forma basic and diluted net income per common share.

	Years Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
						(Unaudited)
	(In thousands, except per share data)
Statements of Income Data(1):
Net revenues	$56,611	$86,763	$138,768	$223,966	$362,017	$75,225	$119,613
Costs and expenses:
Cost of revenues	19,405	28,934	40,987	64,889	118,225	23,593	39,223
Sales and marketing	10,258	14,999	21,837	35,667	53,930	11,661	17,568
General and administrative	16,998	22,725	38,968	59,832	102,777	20,946	33,633
Depreciation and amortization	8,871	12,471	20,193	32,335	56,476	11,835	19,051

Total costs and expenses	55,532	79,129	121,985	192,723	331,408	68,035	`109,475

Income from operations	1,079	7,634	16,783	31,243	30,609	7,190	10,138

Other income (expense):
Interest expense	(540)	(612)	(808)	(1,095)	(3,643)	(525)	(1,330)
Interest and other income	79	270	633	572	828	100	247

Total other income (expense)	(461)	(342)	(175)	(523)	(2,815)	(425)	(1,083)

Income before income taxes	618	7,292	16,608	30,720	27,794	6,765	9,055
Income taxes	(293)	2,467	5,836	10,900	9,965	2,593	3,613

Net income from continuing operations	$911	$4,825	$10,772	$19,820	$17,829	$4,172	$5,442

Net income (loss) from discontinued operations	$(703)	$3,083	$—	$—	$—	$—	$—

Net income	$208	$7,908	$10,772	$19,820	$17,829	$4,172	$5,442

Net income per share
Basic	$0.00	$0.09	$0.12	$0.20	$0.18	$0.04	$0.05

Diluted	$0.00	$0.08	$0.11	$0.19	$0.17	$0.04	$0.05

Weighted average number of shares outstanding
Basic	84,904	84,904	91,793	100,310	101,278	100,875	102,574

Diluted	102,723	99,450	99,657	104,032	106,618	105,759	109,085

Pro forma net income per share
Basic (unaudited)					$0.18		$0.05

Diluted (unaudited)					$0.17		$0.05

Pro forma weighted average number of shares outstanding
Basic (unaudited)					101,278		102,574

Diluted (unaudited)					106,618		109,085

Balance Sheet Data:
Cash and cash equivalents	$10,012	$7,288	$8,022	$8,374	$24,937	$13,199	$27,497
Total assets	41,310	56,012	83,645	132,983	301,813	153,635	355,320
Interest bearing debt(2)	11,415	9,250	7,992	19,324	111,451	27,988	145,130
Stockholders’ equity	20,837	29,259	46,713	70,490	96,873	75,649	105,770

Statements of Cash Flows Data:
Cash Flow provided by operations	$12,445	$25,636	$34,705	$60,630	$104,935	$25,791	$36,158
Cash Flow used in investing activities	(9,549)	(25,559)	(35,127)	(54,807)	(140,721)	(23,351)	(47,248)
Cash Flow provided by (used in) financing activities	3,413	(7,730)	1,265	(5,646)	52,379	2,357	13,661

Other Financial Data:
Cash Flow used in investing activities	$(9,549)	$(25,559)	$(35,127)	$(54,807)	$(140,721)	$(23,351)	$(47,248)
Vendor financed equipment purchases(3)	(3,949)	(5,578)	(6,365)	(18,825)	(44,149)	(6,222)	(21,619)

Adjusted cash flow used in investing activities	$(13,498)	$(31,137)	$(41,492)	$(73,632)	$(184,870)	$(29,573)	$(68,867)

(1) Includes share-based compensation expense as follows:

Cost of revenue	$212	$56	$4	$83	$433	$34	$365
Sales and marketing	223	125	93	156	598	72	401
General and administrative	949	177	175	851	3,221	485	1,986

Total share-based compensation expense	$1,384	$358	$272	$1,090	$4,252	$591	$2,752

(2)	Includes the total amount of interest bearing debt outstanding, including indebtedness under our capitalized lease obligations.
(3)	Includes non-cash purchases of property and equipment. Non-cash purchases consist of capital expenditures which are purchased and financed through a vendor financing facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read with “Selected Consolidated Financial Data” and our audited financial statements and related notes included elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” “Forward-Looking Statements,” and elsewhere in this prospectus. All forward-looking statements in this document are based on information available to us as of the date hereof and we assume no obligation to update any such forward-looking statements.

Overview

Rackspace Hosting is the world’s leader in hosting. We deliver websites, web-based IT systems, and computing as a service. Our rapid growth is the result of our commitment to serving our customers, known as Fanatical Support, and our exclusive focus on hosting. We have been successful in attracting and retaining thousands of customers and in growing our business at high rates. We aspire to maintain our service-centric focus in the future and will follow our vision to be considered one of the world’s great service companies. As of December 31, 2007, we served over 29,000 customers running on over 36,000 servers within our data centers in the U.S. and the U.K. As of March 31, 2008, we served over 31,000 customers running on over 39,000 servers.

Our subscription-based business model generates almost all of our revenues on a recurring basis. Our customers pay us a recurring fee based on the size and complexity of the IT systems we manage and the level of service intensity we provide, pursuant to service agreements that typically provide for monthly payments. Recurring revenues include certain SLA and non-SLA credits (SLA stands for Service Level Agreements, which define our contractual commitments) and also include revenues related to customers who have cancelled their service. A minor portion of our revenues are non-recurring, which includes certain usage charges, set up fees, and professional services. Our net revenues grew from $138.8 million in 2005 to $362.0 million in 2007. Revenues for the quarter ended March 31, 2008 were $119.6 million.

We sell our services to small and medium-sized businesses as well as large enterprises. During 2007, 28.0% of our net revenues were generated by our operations outside of the U.S., mainly from the U.K. We intend to continue to target international customers and plan to expand our operational footprint in continental Europe and Asia. Since 2005, no individual customer has accounted for greater than 2% of our net revenues in any year.

Our growth is driven by both upgrades from existing customers and the addition of new customers. With respect to our existing customers, we experience upgrades, downgrades, and customer terminations. Many of our customers upgrade and downgrade their service contracts over time to meet the changing demands of their businesses. Other customers leave us altogether. We measure upgrades / downgrades at the time a customer signs a new contract with us and we measure customer terminations at the time when they tell us about their plans to leave us. As a result, the measurement of upgrades / downgrades and customer terminations happens prior to the corresponding recognition in revenue. Upgrades (downgrades / customer terminations) are expressed as percentage increases (decreases) in the contractual monthly recurring fee associated with a service agreement for a given customer. From a managerial standpoint, we carefully observe the growth in installed base, which is the percentage of upgrades minus the percentage of downgrades and customer terminations. This growth in installed base indicates how fast our existing customer base is growing before we add any new customers. For the years 2005, 2006, and 2007, the average monthly growth in installed base amounted to 1.4%, 1.5%, and 1.6%, respectively. For the quarter ended March 31, 2008, our average monthly growth in installed base was 0.9% per month.

Our increases in net revenues are primarily due to increased volume of services provided, both due to an increasing number of customer accounts over time and due to incremental services rendered to existing customers. We do not typically increase unit prices of our services. Our customers have strong expectations of unit prices being constant or slightly falling over time, reflecting the general belief that technology solutions become more cost-effective over time. While pricing pressure is observable mainly on the low end of our service offerings, we believe that our growth rates are a reflection of our ability to sell our services at competitive and reasonable price levels. We also believe that our strong service focus has contributed to our ability to maintain relatively stable price levels over time. Our pricing strategy follows two main principles: to set a price that enables us to recover the full cost of doing business and also allows us to compete successfully. Both of these principles have allowed us to grow at rates higher than the industry average, while being profitable on an overall company basis. We continually strive to improve our cost of providing service, which will allow us to sell our services profitably at prices that are competitive.

As we grow our revenues and customer base, we incur incremental costs. When we acquire a new customer or increase our business with an existing customer, we generally acquire customer related hardware and software for deployment in our data centers, which typically also increases our power and bandwidth costs. As our customer base grows, we continue to expand our support organization to maintain our commitment to Fanatical Support. Our total headcount grew from 503 employees as of December 31, 2004, to 2,021 employees as of December 31, 2007, as a result of our growth. Our operating expenses increased from $122.0 million during 2005 to $331.4 million during 2007. As of March 31, 2008, our total headcount was 2,254 and our operating expenses for the quarter ended March 31, 2008 were $109.5 million. We expect to continue to add personnel in all functional areas and expect to increase most of our costs as long as we continue to generate revenue growth.

We also strive to align our investment in data center infrastructure with our revenue growth to keep utilization rates high. We pursue a modular build-out strategy within our data centers that expands the operational footprint when needed. From time to time, we will be required to make significant investments in new data centers to support expected growth beyond our ability to build out additional modules in existing facilities.

Generally, our recurring revenue model and our just-in-time approach to resource allocation lead to relatively stable margins over time, which can be seen in the years 2005 and 2006. However, funding needs may increase and margins will likely decrease in periods when we make large investments in our future. Such investments may be made in connection with data center and office expansion, as well as significant product and market development initiatives and the preparation for becoming a public company. We made such investments in 2007 and expect to continue to make similar investments in 2008.

Although we accept lower margins and higher cash flow deficits during periods of investments, we focus on customer level profitability, which we measure and manage on an on-going basis. A key requirement for our growth strategy is that the incremental revenue that we acquire is profitable and adds to stockholder value. We price our service offerings for full cost recovery on every item and every bundle we sell to a customer, and our full cost includes an opportunity cost of the capital invested in each service bundle. We seek to avoid unprofitable contracts for the sake of growth, loss leader products, or retaining unprofitable customers with the hope of up-selling them later. Our disciplined go-to-market approach aims to engage in profitable customer relationships where we can observe returns on capital that are consistently above our internal hurdle rate and where our customers can expect to experience outstanding service at competitive and relatively stable price levels.

Our operations and financial results are exposed to certain risks and uncertainties that may impact our financial condition and results of operations. See the section entitled “Risk Factors” for further discussion of these risks.

Expanding and maintaining our talent base: We rely heavily on knowledgeable and experienced employees to provide a high level of service on a continuous basis in a complex technology-driven environment. This requires us to hire and retain professionals, many of whom may have employment opportunities elsewhere. We may have to adjust salary levels in the future to remain competitive in the market for talent which may increase our cost structure and may depress our margins.

Exposure to increasing energy costs: We have been exposed to the recent increases in energy costs (see the section entitled “Quantitative and Qualitative Disclosures about Market Risk”). For the year 2007, we paid $7.3 million for electricity usage in our data centers. While most of our data centers operate in regulated energy markets, power cost increases are possible and we may not be able to impose those cost increases on our customers through higher unit prices, which could increase our operating costs and depress our margins.

Customer acquisition costs: Our installed base growth has reduced our need to spend marketing dollars to acquire new revenues. If installed base growth declines, or if downgrades and customer terminations exceed upgrades, our sales and marketing expenses would increase on a relative basis in order to overcome lost revenue from downgrading and customer terminations. This would in turn increase our operating costs and decrease our margins.

Aligning infrastructure needs with revenues: We build out infrastructure, such as data centers and office space to accommodate future revenue growth. While we try to minimize the amount of excess capacity, we do need to consider appropriate lead times for these build outs, which requires us to build capacity ahead of actual revenue growth. There is no guarantee as to if and when this future revenue growth will occur, which exposes us to costs related to excess capacity and associated margin reductions.

New markets and service offerings: We are expanding our geographic footprint and are in the process of developing new services. Those new ventures may not yield the returns that we expect and we may incur development costs beyond what we expect today. Delays or unexpected costs may depress margins temporarily or permanently.

Key Metrics

We carefully track several financial and operational metrics to monitor and control our growth, financial performance, and capacity. Our key metrics are structured around growth, profitability and capital efficiency, and infrastructure capacity, and utilization. The following data should be read in conjunction with the financial statements and the notes to those statements and other financial information included elsewhere in this prospectus.

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
Growth
Number of employees	730	1,234	2,021	1,489	2,254
Number of customers	8,897	12,677	29,193	13,530	31,662
Number of servers deployed	17,887	26,258	36,692	28,439	39,755
Growth in installed base (monthly average)	1.4%	1.5%	1.6%	1.3%	0.9%
Net revenues (in thousands)	$138,768	$223,966	$362,017	$75,225	$119,613
Net revenue growth	59.9%	61.4%	61.6%	64.4%	59.0%

Profitability and Capital Efficiency
Income from operations (in thousands)	$16,783	$31,243	$30,609	$7,190	$10,138
Effective tax rate	35.1%	35.5%	35.9%	38.3%	39.9%

Net operating profit after tax (NOPAT, in thousands)	$10,892	$20,152	$19,620	$4,436	$6,093
NOPAT margin	7.8%	9.0%	5.4%	5.9%	5.1%
Interest-bearing debt (in thousands)	$7,992	$19,324	$111,451	$27,988	$145,130
Stockholders’ equity (in thousands)	$46,713	$70,490	$96,873	$75,649	$105,770

Capital base (in thousands)	$54,705	$89,814	$208,324	$103,637	$250,900
Average capital base (in thousands)	$46,607	$72,260	$149,069	$96,726	$229,612
Capital turnover (annualized)	2.98	3.10	2.43	3.11	2.08
Return on capital (annualized)	23.4%	27.9%	13.2%	18.3%	10.6%

Infrastructure Capacity and Utilization
Technical square feet of data center space	77,155	91,905	114,749	91,905	114,749
Utilization rate	41.8%	56.7%	60.9%	61.8%	67.3%
Annual net revenues per average square foot	$1,799	$2,650	$3,504	$3,274	$4,170

•

Growth: Given our customer centric service orientation, the number of our employees grows with the general size of our business. From December 31, 2005, to December 31, 2007, we have increased our headcount by 1,291, from 730 to 2,021. Those employees serve our customers’ accounts, which grew from 8,897 to 29,193 over the same period, and manage their IT equipment. We managed 36,692 servers as of December 31, 2007, up from 17,887 as of December 31, 2005. As of March 31, 2008, we employed 2,254 employees who served 31,662 customer accounts and managed 39,755 servers.

We continuously monitor how existing customers upgrade and downgrade their service contracts with us and if and when they announce their intention to stop using our services. We track changes to the monthly recurring subscription fees and we summarize these activities in the metric growth in installed base.

Incremental revenues from new customers and revenues from the growth in the installed base leads to growth in net revenues, which increased from $138.8 million during 2005 to $362.0 million during 2007, representing an annual growth rate of approximately 61.5%. For the quarter ended March 31, 2008, net revenues were $119.6 million, representing a growth rate of 59.0% relative to the quarter ended March 31, 2007, and a growth rate of 12.1% relative to the quarter ended December 31, 2007.

•

Profitability and Capital Efficiency: While we observe all cost categories and margins on the income statement, we focus on income from operations. This includes non-cash charges for depreciation and amortization as well as share-based compensation. We also calculate our net operating profit after tax, or NOPAT, by multiplying income from operations by 1 minus the effective tax rate. NOPAT margin expresses NOPAT as a percent of net revenues. Our NOPAT margin increased from 7.8% in 2005, to 9.0% in 2006, and decreased to 5.4% in 2007 as we started to make significant investments in people, products, systems, and infrastructure. The NOPAT margin in 2007 was also affected by $3.4 million in service credits granted in relation with the outage in November at our data center in Grapevine, TX and a $2.1 million expense in the fourth quarter of 2007 related to an unresolved contractual issue with a vendor. For the quarter ended March 31, 2008, our NOPAT margin was 5.1%

We also focus on our balance sheet and the capital we raise from lenders and stockholders to make the necessary investments into our business. We define capital as the sum of interest-bearing debt and stockholders’ equity. Capital turnover, our measure for capital efficiency, is calculated as the ratio between net revenues for the period and the average capital base (beginning and ending balance for the period divided by two). Our capital turnover demonstrates our ability to generate dollars of revenues relative to dollars of capital investments. During 2005, we generated $2.98 of revenue per dollar of average capital. In 2006, this ratio increased to 3.10x as we further utilized our existing infrastructure. In 2007, we started to make significant investments in office and data center infrastructure, which are under construction and do not yet support revenue. As a result, capital turnover decreased to 2.43x for 2007. For the quarter ended March 31, 2008, our capital turnover was 2.08x on an annualized basis.

Combining profitability and capital efficiency gives us insight into our return on capital, which is defined as the product of NOPAT margin and capital turnover. We consider return on capital as a crucial performance metric, reflecting our ability to successfully deploy capital at returns that exceed our cost of capital. Our return on capital increased from 23.4% in 2005, to 27.9% in 2006, and decreased to 13.2% in 2007. For the quarter ended March 31, 2008, our return on capital was 10.6% on an annualized basis. Again, the reduction in return on capital in 2007 and 2008 is due to investments in people, products, systems, and infrastructure.

•

Infrastructure Capacity and Utilization: We require data center infrastructure as we serve more customers and deploy more IT equipment. The capacity of data centers can be measured both in square feet and in power that is available for IT equipment and cooling. We define technical floor space as space that can be utilized to support IT equipment. We continuously monitor our ability to handle growth and manage our footprint and power availability accordingly. We monitor a utilization rate measured relative to power, which in many cases is the limiting factor to the deployment of new equipment. We measure our annual net revenues per average square foot of data center space as an indicator of our ability to build and manage capacity when needed.

Return on Capital (ROC) (Non-GAAP financial measure)

We define Return on Capital (ROC) as follows:

ROC = Net Operating Profit After Tax (NOPAT)

Average Capital Base

NOPAT = Income from operations x (1 – Effective tax rate)

Average Capital Base = Average of (Interest bearing debt + stockholders’ equity) = Average of (Total assets – accounts payables and accrued expenses – deferred revenues – other non-current liabilities)

We believe that Return on Capital (ROC) is an important metric for investors in evaluating a company’s performance. ROC relates after-tax operating profits with the capital that is put in place. It is therefore a performance metric that incorporates both the Statement of Income and the Balance Sheet. ROC measures how successfully capital is deployed within a company.

Note that ROC is not a measure of financial performance under accounting principles generally accepted in the United States (GAAP) and should not be considered a substitute for return on assets, which we consider to be the most directly comparable GAAP measure, and may not be comparable to similarly titled measures reported by other companies. See our ROC reconciliation to return on assets below.

ROC increased from 23.4% for the year ended December 31, 2005 to 27.9% for the year ended December 31, 2006. This increase was due to an increase in income from operations and a proportionately smaller increase in the average capital base over the same time period. ROC decreased from 27.9% for the year ended December 31, 2006 to 13.2% for the year ended December 31, 2007. This decrease was primarily due to capital investments during 2007 that support current and future revenue growth. Return on assets increased from 15.4% to 18.3% for the years ended December 31, 2005 and 2006, respectively and decreased from 18.3% to 8.2% for the years ended December 31, 2006 and 2007, respectively. For the quarter ended March 31, 2008, ROC was 10.6% and return on assets was 6.6%.

	Years Ended December 31,			Three Months Ended March 31,
(In thousands except percent data)	2005	2006	2007	2007	2008
Income from operations	$16,783	$31,243	$30,609	$7,190	$10,138
Effective tax rate	35.1%	35.5%	35.9%	38.3%	39.9%

Net operating profit after tax (NOPAT)	$10,892	$20,152	$19,620	$4,434	$6,039

Net income	$10,772	$19,820	$17,829	$4,172	$5,442

Average total assets	$69,828	$108,314	$217,398	$143,309	$328,567
Less: Average accounts payable and accrued expenses	(16,297)	(24,232)	(47,922)	(31,954)	(71,071)
Less: Average deferred revenues (current and non-current)	(4,220)	(7,600)	(13,932)	(10,390)	(18,684)
Less: Average other non-current liabilities	(2,704)	(4,222)	(6,475)	(4,239)	(9,200)

Average capital base	$46,607	$72,260	$149,069	$96,726	$229,612

Return on assets (Net income / Average total assets)	15.4%	18.3%	8.2%	11.6%	6.6%
Return on capital (NOPAT / Average capital base)	23.4%	27.9%	13.2%	18.3%	10.6%

Description of our Revenues and Operating Expenses

Revenues

We primarily derive our revenues from the sale of hosting services to our customers. Our service agreements provide for monthly payments, which are typically fixed, based upon the size and complexity of the IT systems we manage and the level of service intensity we provide. An important characteristic of our subscription-based business model is our large percentage of recurring revenues. Recurring revenues accounted for approximately 94.9%, 96.3%, and 96.4% of our net revenues for 2005, 2006, and 2007, respectively. For the quarter ended March 31, 2008, recurring revenues were 96.4% of total net revenues. Recurring revenues are net of credits to customers and include revenues related to customers who have cancelled their service. Our customer agreements provide for service level commitments and our recurring revenues reflect a reduction for the amount of any such credits. Credits to customers in 2007 included $3.4 million attributable to outages in our Grapevine, Texas facility in the fourth quarter of 2007. Revenues from our service agreements are recognized in the month that the services are provided. Payments received in advance of providing services are recorded as deferred revenue until the services are provided, at which time they are recognized as revenue.

A minor portion of our net revenues is non-recurring and accounts for approximately 5.1%, 3.7%, and 3.6% of our net revenues for 2005, 2006, and 2007, respectively. For the quarter ended March 31, 2008, non-recurring revenues were 3.6% of total net revenues. Non-recurring revenues include incremental usage charges for bandwidth and backup, set up fees, and fees for professional services (e.g. migration services, IT security advice, and reporting).

Net revenues are the sum of recurring and non-recurring revenues, net of credits granted in the corresponding period. Our net revenues were $138.8 million, $224.0 million, and $362.0 million for 2005, 2006, and 2007, respectively. For the quarter ended March 31, 2008, net revenues were $119.6 million. Our increase in net revenues is primarily due to increased volume of services provided both due to an increasing number of customers accounts over time and due to incremental services rendered to existing customers.

Our business is managed as a single segment, and we report our financial results on this basis.

Operating Expenses

Cost of Revenues (excluding depreciation and amortization)

Cost of revenues consists of costs related to data center facilities and operations to support our services. The majority of these costs vary with the volume of services sold, and include:

•	Salaries and benefits (including share-based compensation) for our support teams and data center employees;

•	Data center costs, including power, bandwidth, and rent;

•	Costs associated with licenses; and

•	Costs related to maintenance and the replacement of IT equipment components.

These costs, with the exception of data center rent, are largely variable, and increase as we increase revenues. To maintain our service focus, our support teams grow largely proportionally to the growth of our business. Our contracts with network operators for bandwidth capacity generally commit us to pay a monthly fee based on usage. Our data centers rely on local and regional utility companies as their primary source of power. We generally do not enter into long-term contracts with our power providers; however, we sometimes enter into fixed-price power arrangements over the summer months. We enter into contracts with software providers that allow us to provide licenses to our customers. Our arrangements with these software vendors are typically one to three years in length and we generally pay a fixed fee per license.

In total, we expect our costs of revenues to increase in absolute dollars, but remain relatively stable as a percentage of revenues, with periodic variability associated with investments in our data center capacity and other growth initiatives.

Sales and Marketing

Sales and marketing expenses are mainly incurred in connection with the acquisition of new customers and upgrades to our existing customers. Therefore, these costs are largely variable and related to our revenue growth. They primarily consist of:

•	Salaries, benefits, and commissions for our sales and marketing personnel (including share-based compensation);

•

Marketing activities, including web-based paid and natural search, participation in technology trade shows and conferences, web-based and mail-based advertisements, advertisements in business and technology publications, and targeted regional public relations activity; and

•	Travel and entertainment related to customer and sales events, and visits.

Sales and marketing activities are directed toward both the acquisition of new customers and increasing our business within existing customers. We pay commissions to our sales representatives generally upon execution of a service agreement. Sales and marketing expense also includes compensation to our channel partners.

Marketing expenditures are intended to communicate the advantages of our services and to generate customer demand. The majority of our marketing expenditures relate to lead generation through pay-per-click placements on major Internet search engines.

Travel and entertainment expenses are related to marketing events in cities across the U.S., customer visits, and expenses related to our sales force visiting prospects and customers.

In general, our sales and marketing expenses are directly related to our growth. As we strive to achieve continued high growth rates, invest in expanding our sales infrastructure, and expand our service offerings, our sales and marketing expenses will grow in absolute terms and potentially as a percent of revenue.

General and Administrative

General and administrative expense consists primarily of the following:

•	Salaries and benefits (including share-based compensation);

•	Professional fees related to corporate governance and legal, audit, tax, and compliance fees; and

•	General corporate costs, including insurance, property taxes, office rent, supplies, professional development, and travel and entertainment.

We plan to invest in our administrative infrastructure and personnel to support our continued growth and will incur additional expenses related to being a publicly traded company, including increased audit and legal fees, costs of compliance with securities and other regulations, implementation costs for Sarbanes-Oxley certification and compliance with Section 404, investor relations expense, and higher insurance premiums.

In total, we believe our general and administrative expense will increase in absolute dollars.

Depreciation and Amortization

Depreciation and amortization expense includes amortization of leasehold improvements associated with our data centers and corporate facilities, as well as data center equipment.

Amortization expense is comprised of the amortization of our customer based intangible assets related to the acquisition of Webmail.us, Inc., internally developed technology, and software licenses purchased from third-party vendors, which are amortized over their estimated useful lives.

In August 2007, we entered into a lease for approximately 67 acres of land and a 1.2 million square foot facility located in Windcrest, Texas, which is in the San Antonio, Texas area. This facility was a former shopping mall, the Windsor Park Mall, and we are in the process of remodeling it to be used as our corporate headquarters and potentially as a data center. We began relocating to the Windsor Park Mall in the second quarter of 2008. As a result of the new lease, we expect our depreciation and amortization expense to increase once we begin utilizing this space.

Other Income (Expense)

In 2005, we started to finance certain equipment purchases with capital leases. Since then, we have more formally instituted leasing programs with three of our major equipment vendors and are now leasing all purchases from them. We have also borrowed under our revolving line of credit to fund the gap between our cash flows from operations and cash flows from investments. The total amount of interest bearing debt outstanding, including indebtedness under our capitalized lease obligations, was $8.0 million, $19.3 million, and $111.5 million as of December 31, 2005, 2006, and 2007, respectively. Interest bearing debt outstanding was $145.1 million as of March 31, 2008.

Accordingly, our interest expense has increased over the last three years. Our interest expense was $0.8 million, $1.1 million, and $3.6 million for 2005, 2006, and 2007, respectively. For the quarter ended March 31, 2008, interest expense was $1.3 million. Our cash and cash equivalent balances earned interest of $0.2 million, $0.4 million, and $0.8 million for 2005, 2006, and 2007, respectively. Interest earned on cash and cash equivalent balances was $0.2 million for the quarter ended March 31, 2008.

Other income further includes insignificant amounts of income and expenses related to foreign exchange gains and losses and miscellaneous income.

Share-Based Compensation

We have historically granted options to our employees representing a material component of overall compensation. We believe that share-based compensation provides our employees an incentive to help build long-term value. Prior to January 1, 2006, we accounted for share-based awards under the recognition and measurement provisions of SFAS 123, Accounting for Stock-Based Compensation. During this time, we recognized compensation cost for share-based awards based on the minimum value taking into account the exercise price of the option and the fair market value of our common stock on the date of grant. Effective January 1, 2006, we adopted SFAS 123(R), using the prospective transition method. We did not make and have not made any significant changes to our share-based compensation programs in anticipation of, or in consideration of, the adoption of SFAS 123(R). Share-based compensation may fluctuate significantly based on changes in fair market value due to changes in stock prices, volatility, exercise patterns, and other factors.

During 2005, 2006, and 2007, we recorded expense of $0.3 million, $1.1 million, and $4.3 million, respectively, in connection with share-based payment awards. For the quarter ended March 31, 2008, share-based compensation expense was $2.8 million. Unrecognized share-based compensation expense as of March 31, 2008 for unvested employee options of $43.9 million is expected to be recognized using the straight-line method over a weighted average period of 2.9 years. For options outstanding as of March 31, 2008, we expect to recognize share-based compensation expense of $11.5 million, $14.6 million, $13.2 million, $4.2 million, and $0.4 million for 2008, 2009, 2010, 2011 and 2012, respectively.

Income Tax Expense

We account for income taxes in accordance with SFAS 109, Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax provision in each of the jurisdictions in which we operate. This process involves estimating our current income tax provision together with assessing temporary differences resulting from differing treatment for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet using the enacted tax rates in effect for the year in which we expect the temporary differences to reverse. Historically, we have been primarily subject to taxation in the U.S. and the U.K. In the future, we intend to further expand our operations outside these jurisdictions, in which case we would become subject to taxation in additional foreign countries, and our effective tax rate could fluctuate accordingly.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. We review our estimates and judgments on an ongoing basis, including those related to revenue recognition, service credits, allowance for doubtful accounts, property and equipment, goodwill and intangibles, contingencies, the fair valuation of stock related to share-based compensation, software development, and income taxes. We base our estimates on circumstances prevailing at the time, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. We believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Because we provide our hosting services to our customers and do not sell individual hardware and software products, we follow the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We recognize revenue when all of the following conditions are met:

•	There is persuasive evidence that an arrangement exists;

•	The service has been provided to the customer;

•	The amount of fees to be paid by the customer is fixed or determinable; and

•	The collection of the fees is reasonably assured.

We recognize hosting revenues, including implementation and set-up fees on a monthly basis, beginning on the date the customer commences use of our services. Implementation fees are amortized over the estimated average customer life. If a customer terminates their relationship with us before the expiration of the estimated average customer life, any unamortized installation fees are recognized as revenue at that time. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Therefore, deferred revenue primarily consists of prepaid service fees and set-up fees. Professional services are recognized in the period services are provided.

Our customers generally have the right to cancel their contracts by providing prior written notice to us of their intent to cancel the remainder of the contract term. In the event that a customer cancels their contract, they are not entitled to a refund for services already rendered.

Valuation of Accounts Receivable and Service Credits

Estimates that further impact revenue recognition relate primarily to allowance for doubtful accounts and customer service credits. Both estimates are relatively predictable based on historical experience.

We make judgments as to our ability to collect outstanding receivables and provide allowances when collection becomes doubtful. Judgment is required to assess the likelihood of ultimate realization of recorded accounts receivable. If the financial condition of our customers were to deteriorate, resulting in an impairment of either their ability or willingness to make payments, an increase in the allowance for doubtful accounts would be required. Similarly, a change in the payment behavior of customers generally may require an adjustment in the calculation of the appropriate allowance. Each month, management reviews customer payment patterns, historical data and anticipated customer default rates of the various aging categories of accounts receivables in order to determine the appropriate allowance for doubtful accounts. We write off customer accounts receivable balances to the allowance for doubtful accounts when it becomes likely that we will not collect from the customer.

All of our customer agreements provide that we will achieve certain service levels. To the extent that such service levels are not achieved, we record service credits, which are a reduction to revenues, and a corresponding increase in the allowance for customer credits to provide for estimated adjustments to receivables. We base these provisions on historical experience and evaluate the estimate of service credits on a regular basis, and adjust the amount reserved accordingly.

Property, Equipment and Other Long Lived Assets

We utilize significant amounts of property and equipment in providing services to our customers. We use straight-line depreciation for property, equipment, and leasehold improvements over the estimated useful lives. We use estimated useful lives of three to five years for equipment and software. Changes in technology or changes in the intended use of property and equipment may cause the estimated useful life or the value of these assets to change. We periodically review the appropriateness of the estimated economic useful lives for each category of property and equipment.

Periodically we assess potential impairment of our property and equipment, in accordance with the provisions of SFAS 144, Accounting for the Impairment and Disposal of Long-Lived Assets. We perform an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business strategy, and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset.

Goodwill and Intangible Assets

Goodwill, which consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired, is evaluated for impairment on an annual basis, or whenever events or circumstances indicate that impairment may have occurred. We follow the provisions of FAS 142, Goodwill and Other Intangible Assets, when evaluating goodwill for impairment.

Intangible assets, including technology, contracts, customer relationships, license agreements, and non-compete agreements arising principally from acquisitions, are recorded at cost less accumulated amortization. Intangible assets deemed to have indefinite useful lives, such as certain tradenames, are not amortized and are subject to annual impairment tests or whenever events or circumstances indicate impairment may have occurred. An impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

There are many assumptions and estimates used that directly impact the results of impairment testing, including an estimate of future expected revenues, earnings and cash flows, and discount rates applied to such expected cash flows in order to estimate fair value.

Contingencies

We accrue for contingent obligations, including estimated legal costs, when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future changes include those related to tax, legal, and other regulatory matters, changes in the interpretation and enforcement of international laws, and the impact of local economic conditions and practices, which are all subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

Share-Based Compensation

Prior to January 1, 2006, we accounted for share-based awards under the recognition and measurement provisions of SFAS 123. During this time, we recognized compensation cost for share-based awards based on the minimum value taking into account the exercise price of the option and the fair market value of our common stock on the date of grant. Effective January 1, 2006, we adopted SFAS 123(R), using the prospective transition method. In accordance with SFAS 123(R), measurement and recognition of compensation expense for all share-based payment awards made to employees and directors beginning January 1, 2006 is recognized based on estimated fair values. SFAS 123(R) requires nonpublic companies that used the minimum value method under SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective-transition method. As such, we continue to apply SFAS 123 in future periods to unvested equity awards outstanding at the date of adoption of SFAS 123(R).

Information regarding our stock option grants for 2006, 2007, and the quarter ending March 31, 2008 is summarized as follows:

	Number of Options Granted	Exercise Price	Fair Value
January 1, 2006 to June 30, 2006	15,000	$2.30	$2.30
	1,215,000	2.50	2.30
July 1, 2006 to September 30, 2006	415,000	3.40	3.40
October 1, 2006 to December 31, 2006	502,500	4.52	4.52
January 1, 2007 to March 31, 2007	572,500	4.94	4.94
April 1, 2007 to November 11, 2007(1)	4,083,750	5.82	5.82
November 12, 2007 to December 31, 2007	362,500	7.48	7.48
January 1, 2008 to January 30, 2008	653,000	7.48	8.87	(2)
January 31, 2008 to March 4, 2008(3)	1,331,000	9.14	10.86	(2)
March 5, 2008 to March 31, 2008	3,222,940	10.30	12.85	(2)

(1)	The grants in the table above do not include the 104,440 options assumed in the business acquisition of Webmail.us, Inc.

(2)	This fair value reflects the reassessed fair value as discussed below.
(3)	The grants exclude 4,058 options issued as a modification of an employee’s options.

Background of Valuations

In evaluating the fair value of our common stock, we followed procedures that are consistent with the recommendations of the American Institute of Certified Public Accountants Technical Practice Aid regarding “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the AICPA Practice Aid, and the SEC staff commentary set forth in the Division of Corporation Finance, “Current Accounting and Disclosure Issues” dated August 31, 2001, Part II - “Other Current Accounting and Disclosure Issues,” and Paragraph I “Valuing Equity Instruments.”

Our board of directors made its determinations as to the fair value in connection with the grant of stock options exercising its best reasonable judgment at the time. In the absence of a public market for our common stock, numerous objective and subjective factors, referred to as the key valuation considerations, were analyzed to determine the fair value at each grant date, including the following:

Business Conditions and Results:

•	Our actual financial condition and results of operations during the relevant period;

•	The status of strategic initiatives to increase the target market for our services;

•	The competitive environment that existed at the time of the valuation;

•	All important developments for us including the growth of our customer base, the progress of our business model, the introduction of new services, and international expansion;

•	The status of our efforts to build our management team and to retain and recruit the talent and size organization required to support our anticipated growth;

Market Conditions:

•	The market conditions affecting the technology industry;

•	The general economic outlook in the U.S. and the rest of the world;

•	The market prices of various publicly-held technology companies operating in our industry and other marketplaces similar to our business;

Liquidity and Valuation:

•	The fact that the option grants involved illiquid securities in a private company;

•

The likelihood of achieving a liquidity event for the shares of our common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions and our relative financial condition at the time of grant; and

•	A series of valuations conducted by independent third party valuation firms.

Our board of directors also considered third party sales of our common stock during this period to corroborate the valuation estimates. For example, on April 5, 2007 and July 23, 2007, there were third-party sales of our common stock at $4.94 and $5.82 per share, respectively, which provide support for the reasonableness of the valuations at or near those transaction dates. The April purchase was made by a group of investors, including three entities affiliated with Sequoia Capital, a venture capital firm, and the July purchase was made by an entity affiliated with Norwest Venture Partners, a venture capital firm.

The major drivers and assumptions used in calculating the fair value of our shares include:

•

Company Performance and Projections. Management prepared financial forecasts for a five-year period from the date of valuation, which were used, along with historical financials and information received from management in regard to any material events and trends, as a basis for the valuations.

•

Comparable companies. Several companies in the hosting or IT services industry publicly traded on securities markets were selected in all valuations for reference as our comparable companies in order to derive discount rates and/or market multiples.

•

Capital market valuation multiples. Updated capital market data of selected comparable companies was obtained and assessed, and multiples of enterprise value to revenue and enterprise value to earnings before interest, taxes, depreciation, and amortization were used for market approach valuations.

•

Weighting between income approach and market approach. The income approach differs from the market approach in that the income approach is based on entity-specific assumptions, whereas the market approach is based on observable valuation ratios of comparable companies. The valuations prior to September 30, 2006 did not use a market approach and therefore allocated 100% of the valuation weight to the income approach. The valuation for the valuation period beginning in September 2006 had a weight allocation of 25% to the income approach and 75% to the market approach and the valuation for the valuation period beginning in January 2008 had a weight allocation of 10% to the income approach and 90% to the market approach. As stated above, the income approach allows for more of our company-specific factors to be reflected in the projection and therefore the resulting valuations reflect a consideration of our projected performance in the coming few years. However, the heavy reliance on the terminal year cash flow assumptions, which cumulatively reflect substantial growth over the prior five years, as well as the availability of reasonably comparable public companies, called for an increased weight allocation to the market approach. As we moved closer to a potential initial public offering, the higher weight allocation to the market approach was applied in order for the valuations to more closely follow the valuation criteria that are used for public companies.

•

Discount for lack of marketability, or DLOM. The DLOM for our valuation has ranged from 5.0% to 27.5% for the periods set forth in the table, generally decreasing over time due to the steady and continuing improvements in our financial performance, which improves the likelihood of a liquidity event and reduces the time likely to accomplish such an event. The anticipated timing of the liquidity events utilized in these valuations was based on our then-current plans and estimates.

•	Discount Rate. Based on the assessments of our associated risks with achieving our forecasts, a discount rate range of 22.5% to 30.0% was used in the income approach.

All of our valuations were contemporaneous in that all or nearly all of the option grants made in any of the valuation periods were made at or near the valuation date and there were no material changes to our business or value drivers between the valuation date and the grant dates.

Although our board of directors carefully considered the key valuation considerations, the main driver in the increases for every valuation was the steady and continued improvements in our financial performance primarily in revenue growth. The improvements affected various aspects of the valuation, such as improved financial forecasts, which were utilized as key financial measurement points in the valuations, favorable comparisons to our public company comparable set, which improved multiples used in the valuations, and improved likelihood and reduced timing of a liquidity event, which reduced the DLOM.

Grants Made From January 1, 2006 to June 30, 2006

For the equity awards granted in the period from January 1, 2006 to June 30, 2006, our board of directors considered the key valuation considerations, including an independent valuation report dated December 19, 2005, which provided a fair value of our stock as of December 19, 2005. The determination of the fair value of our common stock relied on the income approach, with a cost of capital of 30.0%. Our board of directors also considered, among other things, the private placement of common stock that we had concluded in October 2005, pursuant to which we sold shares of common stock to investors at $2.10 per share. Based on the relevant factors, our board of directors concluded that the fair value of our common stock was $2.30 per share at the time of each grant during the period.

Grants Made From July 1, 2006 to September 30, 2006

For the equity awards granted in the period from July 1, 2006 to September 30, 2006, our board of directors considered the key valuation considerations, including an independent valuation report dated August 31, 2006, which provided a fair value of our common stock as of June 30, 2006. The determination of the fair value of our common stock again relied on the income approach, with a cost of capital of 30.0%. Based on the relevant factors, our board of directors concluded that the fair value of our common stock was $3.40 per share at the time of each grant during the period. The main factor in the increase in valuation from the prior period was an improvement in our operating performance and outlook, which resulted in improvements in the key financial measurement points that were used in the valuation.

Grants Made From October 1, 2006 to December 31, 2006

For the equity awards granted in the period from October 1, 2006 to December 31, 2006, our board of directors considered the key valuation considerations, including an independent valuation report dated December 11, 2006, which provided a fair value of our stock as of September 30, 2006. The determination of the fair value of our common stock relied on a 25% weight to the income approach and a 75% weight to the market approach. This allocation was determined by an assessment of our significant future growth reflected in our projections, the sensitivity of the value under the income approach to the terminal year assumptions, and the availability and comparability of public companies and comparable acquisitions from which pricing could be determined. The cost of capital used for the valuation was determined to be 22.5%. The discount for lack of marketability was determined to be 27.5% based on analysis of various studies while implementing our specific circumstances. Based on the relevant factors, which included a review of our product roadmap that indicated compelling product launches on the horizon, competitive analysis reports which showed favorable market positioning and indications of favorable available options from our initial search for data center space in both the U.S. and U.K., our board of directors concluded that the fair value of our common stock was $4.52 per share at the time of each grant during the period. The main factor in the increase in the valuation was our more favorable financial forecast based on our performance improvements and updated market outlook, which resulted in improvements in the key financial measurement points that were used in the valuation.

Grants Made From January 1, 2007 to March 31, 2007

For the equity awards granted in the period from January 1, 2007 to March 31, 2007, our board of directors considered the key valuation considerations, including an independent valuation report dated

February 27, 2007, which provided a fair value of our stock as of December 31, 2006. The determination of the fair value of our common stock relied on a 25% weight to the income approach and a 75% weight to the market approach, a cost of capital of 22.5%, and a discount for lack of marketability of 27.5%, all of which were the same as used in the prior valuation. Based on the relevant factors, which included (i) the progress of (a) our planned expansion of our Grapevine data center facility, which was projected to provide an additional 22,000 square feet of raised floor for our operations, (b) the new Slough U.K. data center facility, which was projected to provide approximately 50,000 square feet of gross floor space, and (c) our new future headquarters, which was believed to be a potential real estate value opportunity and which could provide us with other benefits such as potential additional data center space and a facility that could accommodate and foster our unique culture and (ii) our progress in strengthening our Fanatical Support commitment, which management believed would help solidify our operations, and the favorable outlook of our future market potential, our board of directors concluded that the fair value of our common stock was $4.94 per share at the time of each grant during the period. The increase in the valuation was due to a higher market approach valuation resulting primarily from an increase in our financial measurements, which were increased due to our operating results as of December 31, 2006, and an increase in the multiples used in the valuation calculations, due mainly to our favorable performance comparison to comparable public companies in our industry.

From April 5, 2007 through April 10, 2007, 146,875 shares of our common stock were sold by stockholders in four separate transactions to accredited investors for $4.94 per share, or an aggregate of $725,563. Among the purchasers in two of these transactions were third party investment companies, including three entities affiliated with Sequoia Capital.

Grants Made From April 1, 2007 to November 11, 2007

For the equity awards granted in the period from April 1, 2007 to November 11, 2007, our board of directors considered the key valuation considerations, including an independent valuation report dated July 6, 2007, which provided a fair value of our stock as of July 3, 2007. The determination of the fair value of our common stock relied on a 25% weight to the income approach and a 75% weight to the market approach, which was the same allocation as used in the prior valuation. The cost of capital was increased to 23.5%, based mainly on a perceived increased risk related to our substantial anticipated capital expenditures for the completion of our new corporate headquarters’ facility and the expansion of data center capacity, a substantial portion of which was being funded with debt incurred under our line of credit arrangement. The discount for lack of marketability decreased to 25.0% based on the assumption that we were getting closer to a liquidity event. This assumption was based on management’s discussions with our board of directors regarding preliminary plans to initiate an initial public offering and the potential timing and completion of an offering. Based on the relevant factors, which included (i) the continuing progress being made in the U.S. and U.K. data center expansion plans and (ii) the progress being made in the plans relating to our new corporate headquarters, where real estate due diligence, negotiation of key terms, and identification of financing sources were completed or nearing completion, our board of directors concluded that the fair value of our common stock was $5.82 per share at the time of each grant during the period. Aside from the reduction in the discount for lack of marketability and other affects of our liquidity timing, our positive financial performance as of the valuation date, which resulted in improvements in the key financial measurement points that were used in the valuation, drove the increase in the valuation, although the increases were somewhat offset due to the significant changes in our risk profile due to our increased capital expenditures and heightened debt levels, which drove the multiples down. Further, we had favorable performance comparisons to many of the comparable public companies. However, the impact of these market increases and favorable comparisons on the valuation were minimized because we continued to operate as a private company.

On June 12, 2007, a stockholder sold 20,000 shares of our common stock in a private transaction to two employee accredited investors at a purchase price of $5.60 per share, and from July 16, 2007 to

November 1, 2007, 65,560 shares of our common stock were sold by stockholders in eight separate transactions for $5.82 per share, or an aggregate of $381,559, to four employee accredited investors and an affiliate of Norwest Venture Partners.

Grants Made From November 12, 2007 to December 31, 2007

For the equity awards granted in the period from November 12, 2007 to January 30, 2008, the Board considered the key valuation considerations, including an independent valuation report dated November 12, 2007, which provided a fair value of our stock as of November 12, 2007. The determination of the fair value of our common stock relied on a 25% weight to the income approach and a 75% weight to the market approach, which was the same allocation as used in the prior valuation. The cost of capital was determined to be 23.0% and the discount for lack of marketability decreased to 20.0%, based on the assumption that we were getting closer to a liquidity event. Based on the relevant factors, which included (i) the status of our updated timing projections in preparation of an initial public offering, including information from informal discussions with various investment bankers, (ii) the status of updated plans relating to our new corporate headquarters, where agreements had now been completed and construction had begun, and (iii) the potential effect of the acquisition of Webmail.us, Inc., which had provided us with a significant footprint into the email hosting space, access to a new customer base and a business with a significant projected growth rate, our board of directors concluded that the fair value of our common stock was $7.48 per share at the time of each grant during the period. Aside from the reduction in the discount for lack of marketability, our positive financial performance, which resulted in improvements in the key financial measurement points that were used in the valuation, and an increase in the multiples used in the valuation calculations, attributable to changes in overall market performance and our favorable performance comparison to comparable public companies, drove the increase in the valuation as well. However, the impact of these market increases and favorable comparisons on the valuation were minimized because we continued to operate as a private company.

There were six separate transactions involving the purchase and sale of our common stock that occurred from November 23, 2007 to December 26, 2007, in which 88,565 shares of our common stock were sold by stockholders to employee accredited investors for $7.48 per share, or an aggregate of $662,466.

Valuations for 2008

Originally, our valuation from November 12, 2007 of $7.48 was effective until January 31, 2008, when we set the new valuation at $9.14. The January 31, 2008 valuation was effective until March 5, 2008, when we set the new valuation at $10.30. The March 5, 2008 valuation was effective through March 31, 2008. All of the key valuation considerations, including an independent valuation report were considered in each of these valuations. However, in connection with the preparation of the financial statements for the fiscal quarter ended March 31, 2008, we reassessed the estimated accounting fair value of our common stock in light of the potential completion of our initial public offering and preliminary discussions relating to our potential pricing range. We reassessed each of the key valuation considerations, including each independent valuation report delivered during 2008, and the discount taken in each case for lack of marketability. Based upon the reassessment, we determined that a discount for lack of marketability of 5.0% was more appropriate with respect to the determination of fair value for all grants during 2008, rather than the prior discounts which ranged from 20.0% to 15.0%. This determination was made because, in retrospect, we now consider the formal discussions with investment bankers in December 2007 to be a key event that has proven to have provided additional certainty that we could achieve an initial public offering. We also determined that, with respect to the fair value of our common stock during the period from March 5, 2008 to April 1, 2008, it was appropriate to increase our projected earnings before income, depreciation, taxes, and amortization multiple, or EBITDA multiple, in light of increases in comparable public company EBITDA multiples in early 2008 and due to the closer proximity to the target liquidity date.

We also reassessed the estimated accounting fair value of our common stock during 2007, considering key valuation considerations, including each independent valuation report delivered during 2007. Throughout 2007, our management and board of directors talked with advisors with respect to the potential acceptance of our business plan in the market. We believed that, during most of 2007, there was significant uncertainty as to whether we could achieve market acceptance and therefore uncertainty that a liquidity event would occur. Based upon these considerations and the third party transactions involving our common stock described above that occurred on April 5, 2007 and July 23, 2007, we determined that no adjustment to the fair value of our common stock was necessary prior to November 11, 2007. Additionally, due to the substantial uncertainty in our future results of operations created by our data center outages that occurred during the fourth quarter of 2007, we determined that no adjustment to the fair value during the period from November 11, 2007 to December 31, 2007 was necessary.

Grants Made From January 1, 2008 to January 30, 2008

Equity awards granted in the period from January 1, 2008 to January 30, 2008 were originally granted at a fair value of $7.48 pursuant to the valuation on November 12, 2007. As discussed above, upon the reassessment, we have applied a 5.0% discount for marketability to that valuation rather than the 20.0% discount that was previously used, making the fair value for equity grants during this period $8.87 per share.

Grants Made From January 31, 2008 to March 4, 2008

For the equity awards granted in the period from January 31, 2008 to March 4, 2008, our board of directors considered the key valuation considerations, including an independent valuation report dated January 30, 2008, which provided a fair value of our stock as of January 30, 2008. The determination of the fair value of our common stock relied on a reduction in the weight attributable to the income approach to 10% and an increase to the weight attributable to the market approach to 90% due to fact that we had engaged investment bankers to begin the process of preparing for our initial public offering. Since this was a significant step towards becoming a public company, the pricing in the marketplace was increasingly relied upon as a valuation factor. The determination of the fair value of our common stock also relied on a market multiple method using only a projected earnings before income, depreciation, taxes, and amortization, or EBITDA, calculation (as opposed to projected EBITDA and projected revenue), because a more reliable and smaller range of projected EBITDA from the comparable public company set became available. The discounting of the market multiple used in the valuation was also minimized due to actions taken that indicated we had made significant progress in becoming a public company, including the engagement of the investment bankers. The cost of capital was determined to be 23.0% and the discount for lack of marketability originally remained at 20.0%. As discussed above, upon the reassessment, we have applied a 5.0% discount for marketability to that valuation rather than the 20.0% discount that was previously used. Based on the relevant factors, which included (i) the repercussions of the significant downtime that occurred in the Grapevine data center during the fourth quarter of 2007, (ii) the status of adjustments and improvements being made to mitigate future data center risks, and (iii) the progress made in the integration of the Webmail.us, Inc. business into ours, which included integration of resources, systems, and personnel, our board of directors originally concluded that the fair value of our common stock was $9.14 per share at the time of each grant during the period. The main factor in the increase in the valuation was our more favorable financial forecast based on our performance improvements and updated market outlook, which resulted in improvements in the key financial measurement points that were used in the valuation. As reassessed with the reduced discount for marketability, the fair value has been adjusted to $10.86.

Grants Made From March 5, 2008 to March 31, 2008

For the equity awards granted in the period from March 5, 2008 to March 31, 2008, our board of directors considered the key valuation considerations, including an independent valuation report dated March 5, 2008, which provided a fair value of our stock as of March 5, 2008. The determination of the fair value of our common stock again relied on a 10% weight to the income approach and 90% to the market approach. The cost of capital was determined to be 22.5% and the discount for lack of marketability was originally reduced to 17.5%, based on the assumption that we were getting closer to a liquidation event. As discussed above, upon the reassessment, we have applied a 5.0% discount for marketability to that valuation rather than the 17.5% discount that was previously used. Based on the relevant factors, which included (i) our significant progress towards filing our registration statement, (ii) the continued progress of the data center expansion plans, which were meeting time and budget expectations, (iii) progress with our international expansion plans, specifically our plans in Asia where we had formed an operating entity and begun searching for local data center space, (iv) the initial operational success of the Webmail.us business, which was now re-branded as Mailtrust, and (v) the positive outlook and increased growth of the business of Mosso, our cloud hosting division, our board of directors originally concluded that the fair value of our common stock was $10.30 per share at the time of each grant during the period. The main factor in the increase in the fair value was due to the use of a higher multiple, based on our strong performance, outlook and favorable comparison to the market. As reassessed with the reduced discount for marketability and an increased multiple, the fair value has been adjusted to $12.85.

As a result of the reassessed fair value of our common stock, the aggregate fair value of our stock options increased $9.6 million and $416 thousand was recognized as additional share-based compensation expense for the first quarter of 2008.

Board Experience

Our board of directors includes individuals with significant business, finance and/or venture capital experience. During the periods set forth in the table, our board of directors was comprised of several individuals with experience in valuing technology companies and pricing stock options. These board members are familiar with the valuations of technology companies entering into initial public offerings, as well as with the market for the acquisition of technology companies similar to our stage of development.

Consideration of Independent Valuation Firm Qualifications

Our consideration of the valuations from the independent third party valuation firms at the time of the determination of fair value is consistent with the guidance set forth in the AICPA Practice Aid because:

•	The independent third party valuation firms are independent;

•	The independent third party valuation firms considered the cost, income and market methods of valuation and determined the method to use based on our stage of life, revenues and outlook;

•	The independent third party valuation firm’s valuations were finalized before the Company established fair value, not after the fact; and

•

The independent third party valuation firms documented their assumptions and methods in their reports and those assumptions and methods were considered to be a consistent and reasonable basis for that assessment.

Consistent with the AICPA Practice Aid and the Staff Commentary, the independent third party valuation firm’s valuations utilized historical and prospective discussions of our performance. The prospective analysis was based on financial plans provided to the independent third party valuation firms by management.

The independent third party valuation firms also selected companies for the market valuation when utilized that we and the independent third party valuation firm agreed were comparable peers due to the nature of their products and services, size and current market positions. In the analyses, factors that distinguished us from the peer companies were noted and taken into account.

Information regarding the third party valuations of our common stock during the period beginning January 1, 2006 and ending on March 31, 2008 is summarized as follows:

Date of Valuation Report	Effective Date of Valuation (as stated in the Valuation Report)	Value of Common Stock
August 31, 2006	June 30, 2006	$3.40
December 11, 2006	September 30, 2006	4.52
February 27, 2007	December 31, 2006	4.94
July 6, 2007	July 3, 2007	5.82
November 12, 2007	November 12, 2007	7.48
January 30, 2008	January 31, 2008	9.14
March 5, 2008	March 5, 2008	10.30

Based upon the initial public offering price of $12.50 per share, the aggregate intrinsic value of options outstanding as of March 31, 2008 was $167.9 million, of which $83.5 million related to vested options and $84.4 million to unvested options.

In accordance with SFAS 123(R), we use the Black-Scholes pricing model to determine the fair value of the stock options on the grant dates for share awards made on or after January 1, 2006. The Black-Scholes option valuation model requires the use of highly subjective and complex assumptions to determine the fair value of share-based awards, including the deemed fair value of the underlying common stock on the date of grant and the expected volatility of the stock over the expected term of the related grants. The value of the award is recognized as expense over the requisite service periods on a straight-line basis in our consolidated statements of income, and reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Software Development

We capitalize the salaries and payroll-related costs of employees and consultants who devote time to the development of certain internal-use software projects. If a project constitutes an enhancement to previously developed software, we assess whether the enhancement is significant and creates additional functionality to the software, thus resulting in capitalization. All other software development costs are expensed as incurred. We amortize capitalized software development costs over periods ranging from 12 to 36 months, which represents the estimated useful lives of the software.

Income Taxes

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Our effective tax rates have differed from the statutory rate primarily due to the tax impact of foreign operations, research and development tax credits, state taxes, and certain benefits realized related to stock option activity. Our effective tax rate was 35.5% and 35.9% for 2006 and 2007, respectively. For the quarter ended March 31, 2008, our effective tax rate was 39.9%. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Results of Operations

Preliminary Results for the Quarter Ended June 30, 2008

Set forth below is a discussion that includes preliminary unaudited financial information for the quarter ended June 30, 2008. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments that we consider necessary for a fair presentation of such information. However, the preliminary financial information is still subject to review and may change if new information becomes available to management that materially impacts these results. The results of operations for the quarter ended June 30, 2008 are not necessarily indicative of the results to be expected for the full fiscal year.

Quarter ended June 30, 2007 and Preliminary Results for the Quarter Ended June 30, 2008

For the quarter ended June 30, 2008, we generated net revenues of $130.8 million, recurring revenues of $125.8 million, income from operations of $8.4 million, and net income of $4.2 million. For the same time period, our capital expenditures were $66.4 million, including $13.7 million for renovations for our new headquarters facility.

As of June 30, 2008, we served 33,607 customers and employed 2,442 Rackers.

	Three Months Ended June 30,
(In thousands, except non-financial data)	2007	2008
	(Unaudited)
Net revenues	$84,012	$130,829
Costs and expenses:
Cost of revenues(1)	26,148	42,842
Sales and marketing(1)	12,609	19,846
General and administrative(1)	24,279	38,108
Depreciation and amortization	13,133	21,637

Total costs and expenses	76,169	122,433

Income from operations	7,843	8,396

Other income (expense):

Interest expense	(663)	(1,834)
Interest and other income	127	173

Total other income (expense)	(536)	(1,661)

Income before income taxes	7,307	6,735
Income taxes	2,495	2,553

Net income	$4,812	$4,182

(1) Includes share-based compensation expense as follows:

Cost of revenues	$20	$603
Sales & marketing	98	533
General and administrative	527	2,668

Total share-based compensation expense	$645	$3,804

Number of employees at period end	1,663	2,422
Number of customers at period end	14,694 (2)	33,607
Number of servers deployed at period end	31,140	42,424
Growth in installed base (monthly average)	1.8%	1.0%

(2)	June 30, 2007 amount does not include customers added in our acquisition of Webmail.us, Inc. on September 13, 2007.

Net Revenues

Our net revenues were $84.0 million for the quarter ended June 30, 2007 and $130.8 million for the quarter ended June 30, 2008, an increase of $46.8 million, or 55.7%. Our increase in net revenues is primarily due to increased volume of services provided, both due to an increase in the number of customers and incremental services rendered to existing customers. To a lesser extent revenue also increased from the Webmail.us, Inc. acquisition.

Recurring revenues

Our recurring revenues were $81.0 million for the quarter ended June 30, 2007 and $125.8 million for the quarter ended June 30, 2008, an increase of $44.8 million, or 55.3%. This increase was driven in part by revenue growth from our existing customers, and in part by the addition of new customers. For the quarter ended June 30, 2008, our average monthly growth in installed base was 1.0% per month. The number of customers grew from 14,694 on June 30, 2007 to 33,607 on

June 30, 2008, an increase of 128.7%. This increase in customers also includes our expansion into email hosting with our acquisition of Webmail.us, Inc. The revenue contribution of this acquisition for the quarter ended June 30, 2008 was approximately $2 million.

Non-recurring revenues

Our non-recurring revenues increased from $3.0 million for the quarter ended June 30, 2007 to $5.0 million for the quarter ended June 30, 2008, primarily as a result of usage charges and set-up fees associated with the increase in the number of our customers.

Cost of Revenues

Our cost of revenues were $26.1 million for the quarter ended June 30, 2007 and $42.8 million for the quarter ended June 30, 2008, an increase of $16.7 million, or 64.0%. Of this increase, $7.3 million was attributable to an increase in salaries, benefits, and share-based compensation expense. Rackers employed to maintain our data center infrastructure and to provide Fanatical Support to our customers increased from 799 as of June 30, 2007 to 1,173 as of June 30, 2008. The cost increase was further attributable to an increase in license costs of approximately $4.2 million, an increase in data center costs of $3.5 million related to bandwidth, power, and rent, as well as maintenance and the replacement of IT equipment parts in the amount of $1.7 million.

Sales and Marketing Expenses

Our sales and marketing expenses were $12.6 million for the quarter ended June 30, 2007 and $19.8 million for the quarter ended June 30, 2008, an increase of $7.2 million, or 57.1%. Of this increase, $3.9 million was primarily attributable to an increase in salaries, commissions, benefits, and share-based compensation expense. Total compensation increased as a result of the hiring of additional sales and marketing personnel and the impact of commissions associated with increased sales. We expanded our sales and marketing departments from 275 employees as of June 30, 2007 to 419 as of June 30, 2008. An additional $3.3 million of this increase was primarily attributable to an increase in public relations costs to promote our brand, and advertising and Internet-related marketing expenditures to support revenue growth for new and existing customers.

General and Administrative Expenses

Our general and administrative expenses were $24.3 million for the quarter ended June 30, 2007 and $38.1 million for the quarter ended June 30, 2008, an increase of $13.8 million, or 56.8%. Of this increase, $9.8 million was attributable to an increase in salaries, benefits, and share-based compensation expense. General and administrative employees increased from 589 as of June 30, 2007 to 830 as of June 30, 2008. Primarily as a result of the increase in headcount and costs related to becoming a public company, our general overhead expenses increased approximately $4.0 million.

Depreciation and Amortization Expenses

Our depreciation and amortization expense was $13.1 million for the quarter ended June 30, 2007 and $21.6 million for the quarter ended June 30, 2008, an increase of $8.5 million, or 64.9%. This increase in depreciation expense was a direct result of an increase in property and equipment related to depreciable assets.

Other Income (Expense)

Our total other income (expense) was ($0.5) million for the quarter ended June 30, 2007 and ($1.7) million for the quarter ended June 30, 2008, an expense increase of $1.2 million.

Our interest expense was $0.7 million for the quarter ended June 30, 2007 and $1.8 million for the quarter ended June 30, 2008, an increase of $1.1 million. This relative increase was primarily due to the increased level of indebtedness. Interest expense was partially offset by interest income on our operating cash balances and other income. Interest and other income was $0.1 million for the quarter ended June 30, 2007 and $0.2 million for the quarter ended June 30, 2008.

Income Taxes

Our provision for income taxes was $2.5 million for the quarter ended June 30, 2007 and $2.6 million for the quarter ended June 30, 2008, an increase of $0.1 million, or 4.0%. This was due to an increase in our effective tax rate from 34.1% for the quarter ended June 30, 2007 to 37.9% for the quarter ended June 30, 2008 primarily as a result of the Texas Margins Tax.

Net Income

Our net income was $4.8 million for the quarter ended June 30, 2007 and $4.2 million for the quarter ended June 30, 2008, a decrease of $0.6 million, or 12.5%. Our net income margin was 5.7% for the quarter ended June 30, 2007 and 3.2% for the quarter ended June 30, 2008, a decrease of 2.5 points. The decrease resulted primarily from increases in datacenter related costs, increased depreciation due to investments in property and equipment to support our growth, and higher interest expense resulting from increased borrowings to fund our datacenter expansion initiatives and the renovations for our new corporate headquarters facility.

Other Financial Data

Our total pre-tax share-based compensation expense was $0.6 million for the quarter ended June 30, 2007 and $3.8 million for the quarter ended June 30, 2008. The increase was primarily due to a broad-based option grant and stock options issued to certain employees during the quarter ended March 31, 2008, as well as the year over year increase in the weighted average fair value of stock options granted to employees.

Our cash and cash equivalents balance was $24.9 million as of December 31, 2007 and $35.1 million as of June 30, 2008. The increase was primarily due to an increase in our operating cash balances related to our growth, and the timing of additional borrowings in June 2008 to be used to fund capital expenditures for data center build-outs and renovations for our new corporate headquarters facility.

Our total current and non-current debt was $62.9 million as of December 31, 2007 and $109.9 million as of June 30, 2008. The increase was primarily due to the funding of capital expenditures for data center build-out of domestic and international locations, and renovations for our new corporate headquarters facility.

Our total obligations under capital and finance method leases were $48.5 million as of December 31, 2007 and $73.6 million as of June 30, 2008. The increase was primarily due to the financing of data center equipment expenditures.

Our capital expenditures were $66.4 million for the quarter ended June 30, 2008, including $52.7 million for purchases of property and equipment, and $13.7 million for renovations for our new headquarters facility. Of the $66.4 million in capital expenditures, $26.0 million were vendor financed equipment purchases.

Our total stockholders’ equity was $117.4 million as of June 30, 2008.

The following tables set forth our results of operations for the specified periods and as a percentage of our revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

Condensed Consolidated Statements of Income:

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
	(In thousands)
Net revenues	$138,768	$223,966	$362,017	$75,225	$119,613
Costs and expenses:
Cost of revenues	40,987	64,889	118,225	23,593	39,223
Sales and marketing	21,837	35,667	53,930	11,661	17,568
General and administrative	38,968	59,832	102,777	20,946	33,633
Depreciation and amortization	20,193	32,335	56,476	11,835	19,051

Total costs and expenses	121,985	192,723	331,408	68,035	109,475

Income from operations	16,783	31,243	30,609	7,190	10,138

Other income (expense):
Interest expense	(808)	(1,095)	(3,643)	(525)	(1,330)
Interest and other income	633	572	828	100	247

Total other income (expense)	(175)	(523)	(2,815)	(425)	(1,083)

Income before income taxes	16,608	30,720	27,794	6,765	9,055
Income taxes	5,836	10,900	9,965	2,593	3,613

Net Income	$10,772	$19,820	$17,829	$4,172	$5,442

Condensed Consolidated Statements of Income, as a Percentage of Revenues:

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
	(Percent of net revenues)
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses
Cost of revenues	29.5%	29.0%	32.7%	31.4%	32.8%
Sales and marketing	15.7%	15.9%	14.9%	15.5%	14.7%
General and administrative	28.1%	26.7%	28.4%	27.8%	28.1%
Depreciation and amortization	14.6%	14.4%	15.6%	15.7%	15.9%

Total costs and expenses	87.9%	86.1%	91.5%	90.4%	91.5%

Income from operations	12.1%	13.9%	8.5%	9.6%	8.5%

Other income (expense)
Interest expense	(0.6%)	(0.5%)	(1.0%)	(0.7%)	(1.1%)
Interest and other income	0.5%	0.3%	0.2%	0.1%	0.2%

Total other income (expense)	(0.1%)	(0.2%)	(0.8%)	(0.6%)	(0.9%)

Income before income taxes	12.0%	13.7%	7.7%	9.0%	7.6%
Income taxes	4.2%	4.9%	2.8%	3.4%	3.0%

Net Income	7.8%	8.8%	4.9%	5.5%	4.5%

Due to rounding, totals may not equal the sum of the line items in the table above.

Quarter ended March 31, 2007 and 2008

Net Revenues

Our net revenues were $75.2 million for the quarter ended March 31, 2007 and $119.6 million for the quarter ended March 31, 2008, an increase of $44.4 million, or 59.0%. Our increase in net revenues is primarily due to increased volume of services provided, both due to an increasing number of customer accounts over time and due to incremental services rendered to existing customers.

Recurring revenues

Our recurring revenue was $72.4 million for the quarter ended March 31, 2007 and $115.3 million for the quarter ended March 31, 2008, an increase of $42.9 million, or 59.3%. This increase was driven in part by revenue growth from our existing customers, and in part by the addition of new customers. For the quarter ended March 31, 2008, our average monthly growth in installed base was 0.9% per month. The number of customer accounts grew from 13,530 on March 31, 2007 to 31,662 on March 31, 2008, an increase of 134.0%. This increase in customers also includes our expansion into email hosting with our acquisition of Webmail.us, Inc. The revenue contribution of this acquisition on the quarter ended March 31, 2008 was $1.8 million.

Non-recurring revenues

Our non-recurring revenue increased from $2.8 million for the quarter ended March 31, 2007 to $4.3 million for the quarter ended March 31, 2008, primarily as a result of usage charges and set-up fees associated with the increase in our customers.

Cost of Revenues

Our cost of revenues was $23.6 million for the quarter ended March 31, 2007 and $39.2 million for the quarter ended March 31, 2008, an increase of $15.6 million, or 66.1%. Of this increase, $7.6 million was attributable to an increase in salaries, benefits, and share-based compensation expense. Employees hired to maintain our data center infrastructure and to provide Fanatical Support to our customers increased from 711 as of March 31, 2007 to 1,076 as of March 31, 2008. The cost increase was further attributable to an increase in license costs of approximately $3.4 million, an increase in data center costs of $2.2 million related to bandwidth, power, and rent, as well as maintenance and the replacement of IT equipment parts in the amount of $2.4 million.

Sales and Marketing Expenses

Our sales and marketing expenses were $11.7 million for the quarter ended March 31, 2007 and $17.6 million for the quarter ended March 31, 2008, an increase of $5.9 million, or 50.4%. Of this increase, $3.7 million was primarily attributable to an increase in salaries, commissions, benefits, and share-based compensation expense. Total compensation increased as a result of the hiring of additional sales and marketing personnel and the impact of commissions associated with increased sales. We expanded our sales and marketing departments from 245 employees as of March 31, 2007 to 384 as of March 31, 2008. An additional $2.0 million of this increase was primarily attributable to an increase in public relations costs to promote our brand, and advertising and Internet-related marketing expenditures to support revenue growth for new and existing customer accounts.

General and Administrative Expenses

Our general and administrative expenses were $20.9 million for the quarter ended March 31, 2007 and $33.6 million for the quarter ended March 31, 2008, an increase of $12.7 million, or 60.8%.

Of this increase, $10.6 million was attributable to an increase in salaries, benefits, and share-based compensation expense. General and administrative employees increased from 533 as of March 31, 2007 to 794 as of March 31, 2008. We incurred increased general overhead expenses in the amount of $2.0 million.

Depreciation and Amortization Expenses

Our depreciation and amortization expense was $11.8 million for the quarter ended March 31, 2007 and $19.1 million for the quarter ended March 31, 2008, an increase of $7.3 million, or 61.9%. This increase in depreciation expense was a direct result of an increase in property and equipment related to depreciable assets.

Other Income (Expense)

Our total other income (expense) was ($0.4) million for the quarter ended March 31, 2007 and ($1.1) million for the quarter ended March 31, 2008, an expense increase of $0.7 million.

Our interest expense was $0.5 million for the quarter ended March 31, 2007 and $1.3 million for the quarter ended March 31, 2008, an increase of $0.8 million. This relative increase was primarily due to the increased level of indebtedness. Interest expense was partially offset by interest income on our operating cash balances and other income. Interest and other income was $0.1 million for the quarter ended March 31, 2007 and $0.2 million for the quarter ended March 31, 2008.

Income Taxes

Our provision for income taxes was $2.6 million for the quarter ended March 31, 2007 and $3.6 million for the quarter ended March 31, 2008, an increase of $1.0 million, or 38.5%. The dollar increase in our provision for income taxes was due to both an increase in income before income taxes from $6.8 million to $9.1 million, as well as an increase in our effective tax rate from 38.3% for the quarter ended March 31, 2007 to 39.9% for the quarter ended March 31, 2008. In comparing the first quarter of 2007 with the first quarter of 2008, the 1.6% increase in our effective tax rate was due solely to the new Texas Margins Tax.

Year Ended December 31, 2006 and 2007

Net Revenues

Our net revenues were $224.0 million during 2006 and $362.0 million during 2007, an increase of $138.0 million, or 61.6%. Our increase in net revenues is primarily due to increased volume of services provided, both due to an increasing number of customer accounts over time and due to incremental services rendered to existing customers.

Recurring revenues

Our recurring revenue was $215.8 million during 2006 and $349.0 million during 2007, an increase of $133.2 million, or 61.7%. This increase was driven in part by revenue growth from our existing customers, and in part by the addition of new customers. During 2007, our average monthly growth in installed base was 1.6% per month. In addition, during the same period, our customers increased from 12,677 to 29,193, an increase of 130.3%. This increase in customers reflects our expansion into email hosting with our acquisition of Webmail.us, Inc. The revenue contribution of this acquisition on the year ended December 31, 2007 was $2.0 million. In addition, recurring revenue decreased by $3.4 million related to credits to our customers made in the fourth quarter of 2007 as a result of disruptions at our data center in Grapevine, Texas.

Non-recurring revenues

Our non-recurring revenue increased from $8.2 million during 2006 to $13.0 million during 2007, primarily as a result of set-up fees associated with the increase in our customers.

Cost of Revenues

Our cost of revenues was $64.9 million during 2006 and $118.2 million during 2007, an increase of $53.3 million, or 82.1%. Of this increase, $25.6 million is attributable to an increase in salaries, benefits, and share-based compensation expense. Employees hired to maintain our data center infrastructure and to provide Fanatical Support to our customers increased from 576 as of December 31, 2006 to 994 as of December 31, 2007. This increase is also attributable to an increase in license costs of approximately $11.9 million, an increase in data center costs of $6.9 million related to bandwidth, power, and rent, as well as maintenance and the replacement of IT equipment parts in the amount of $6.2 million. During 2007, we also recognized a $2.1 million charge for a loss contingency liability related to an unresolved contractual issue with a vendor.

Sales and Marketing Expenses

Our sales and marketing expenses were $35.7 million during 2006 and $53.9 million during 2007, an increase of $18.2 million, or 51.0%. Of this increase, $14.1 million is primarily attributable to an increase in salaries, commissions, benefits, and share-based compensation expense. Total compensation increased as a result of the hiring of additional sales and marketing personnel and the impact of commissions associated with increased sales. We expanded our sales and marketing departments from 224 employees as of December 31, 2006 to 353 as of December 31, 2007. An additional $4.0 million of this increase was primarily attributable to an increase in public relations costs to promote our brand, and advertising and Internet-related marketing expenditures to support revenue growth for new and existing customer accounts. The remaining increase of $0.1 million was related to an increase of $0.6 million due to travel and entertainment expenses, partially offset by a decrease of $0.5 million in professional and consulting fees.

General and Administrative Expenses

Our general and administrative expenses were $59.8 million during 2006 and $102.8 million during 2007, an increase of $43.0 million, or 71.9%. Of this increase, $26.8 million is attributable to an increase in salaries, benefits, and share-based compensation expense. General and administrative employees increased from 434 as of December 31, 2006 to 674 as of December 31, 2007. During 2007, we added several key senior level management positions in human resources, marketing, information systems, talent management, and operations to support our growth. Additionally, we added headcount in legal, finance, and accounting to prepare us to operate as a publicly-traded company. The increase in headcount resulted in increased expenses of $6.2 million for travel and entertainment, supplies, and other overhead. Of the remaining increase, $4.7 million is primarily attributable to professional fees, including legal and accounting fees, and expenses associated with our Sarbanes-Oxley readiness program, domestic and global tax strategies, and implementation of an Enterprise Resource Planning system. Rent, property taxes, and other contributed $5.3 million to the increase in general and administrative expenses.

Depreciation and Amortization Expenses

Our depreciation and amortization expense was $32.3 million during 2006 and $56.5 million during 2007, an increase of $24.2 million, or 74.9%. This increase in depreciation expense is a direct result of an increase in property and equipment related to depreciable assets.

Other Income (Expense)

Our total other income (expense) was $(0.5) million during 2006 and $(2.8) million during 2007, an increase of $2.3 million.

Our interest expense was $1.1 million during 2006 and $3.6 million during 2007, an increase of $2.5 million. This increase was primarily due to the increased level of indebtedness in 2007. Interest expense was partially offset by interest income on our operating cash balances and other income. Interest and other income was $0.6 million during 2006 and $0.8 million during 2007.

Income Taxes

Our provision for income taxes was $10.9 million during 2006 and $10.0 million during 2007, a decrease of $0.9 million, or 8.3%. The dollar decrease in our provision for income taxes was primarily due to a decrease in income before income taxes. Our effective tax rate was 35.5% for 2006 and 35.9% for 2007. Our effective tax rate increased 2.0% as a result of the Texas legislature enacting a new reformed tax system called the Texas Margins Tax. The tax is based on taxable margin which is determined by revenue and apportioned to business conducted in Texas. The rate increase was partially offset due to proportionately more of our earnings being recognized by our subsidiaries outside of the U.S., where earnings are taxed at lower statutory rates.

We expect our effective tax rate in 2008 to be at or below 40%. The increase in the effective tax rate from 2007 is primarily due to the Texas Margins Tax being applied for the full 2008 calendar year, whereas it was only applied during the last six months of 2007. However, it could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. We are implementing certain tax strategies that may cause a near-term increase in the effective tax rate with expected tax savings in future years. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Year Ended December 31, 2005 and 2006

Net Revenues

Our net revenues were $138.8 million during 2005 and $224.0 million during 2006, an increase of $85.2 million, or 61.4%. Our increase in net revenues is primarily due to increased volume of services provided, both due to an increasing number of customer accounts over time and due to incremental services rendered to existing customers.

Recurring revenues

Our recurring revenue was $131.7 million during 2005 and $215.8 million during 2006, an increase of $84.1 million, or 63.9%. This increase was driven in part by revenue growth from our existing customers, and in part by the addition of new customers. During 2006, our average monthly growth in installed base was 1.5% per month. In addition, during the same period, our customer accounts increased from 8,897 to 12,677, an increase of 42.5%.

Non-recurring revenues

Our non-recurring revenue increased from $7.1 million during 2005 to $8.2 million during 2006, primarily as a result of set-up fees associated with the increase in our customers.

Cost of Revenues

Our cost of revenues was $41.0 million during 2005 and $64.9 million during 2006, an increase of $23.9 million, or 58.3%. Of this increase, $10.7 million is attributable to an increase in salaries, benefits, and share-based compensation expense. Employees hired to maintain our data center infrastructure and to provide Fanatical Support to our customers increased from 342 as of December 31, 2005 to 576 as of December 31, 2006. This increase is also attributable to an increase in license costs of approximately $6.5 million, an increase in data center costs of $4.4 million related to bandwidth, power, and rent, as well as maintenance and the replacement of IT equipment parts in the amount of $2.1 million.

Sales and Marketing Expenses

Our sales and marketing expenses were $21.8 million during 2005 and $35.7 million during 2006, an increase of $13.9 million, or 63.8%. Of this increase, $8.5 million is attributable to an increase in salaries, commissions, benefits, and share-based compensation expense. Total compensation increased as a result of the hiring of additional sales and marketing personnel and the impact of commissions associated with increased sales. We expanded our sales and marketing departments from 156 employees as of December 31, 2005, to 224 as of December 31, 2006, including 60 sales employees that were added to continue our investment in our world-wide sales and global services organizations. Of the remaining increase, $4.1 million was attributable to an increase in advertising and Internet-related marketing expenditures to support revenue growth. The remaining increase was primarily due to professional fees and travel expenses.

General and Administrative Expenses

Our general and administrative expenses were $39.0 million during 2005 and $59.8 million during 2006, an increase of $20.8 million, or 53.3%. Of this increase, $12.8 million is attributable to an increase in salaries, benefits, and share-based compensation expense as a result of the addition of employees in our executive management team, accounting, human resources, and legal departments. During 2006, we added several executive management positions including a Senior Vice President and General Counsel and Secretary; Senior Vice President, chief financial officer, and Treasurer; and Vice President of Operations, to support both current and anticipated growth. Overall, general and administrative employees increased from 232 as of December 31, 2005, to 434 as of December 31, 2006. The increase in headcount resulted in increased overhead of $3.0 million for travel and entertainment, recruiting fees, office rent, supplies, and other. Of the remaining increase, $1.8 million is primarily attributable to additional professional fees, including legal and accounting fees and expenses associated with our Sarbanes-Oxley readiness program, and $1.4 million was associated with insurance and property tax.

Depreciation and Amortization Expenses

Our depreciation and amortization expenses were $20.2 million during 2005 and $32.3 million during 2006, an increase of $12.1 million, or 59.9%. This increase in depreciation expense is a direct result of an increase in property and equipment related to depreciable assets.

Other Income (Expense)

Our other income (expense) was $(0.2) million during 2005 and $(0.5) million during 2006, an increase of $0.3 million.

Our interest expense was $0.8 million during 2005 and $1.1 million during 2006, an increase of $0.3 million, or 37.5%. Interest expense was partially offset by interest income on our operating cash balances and other income. Interest and other income was $0.6 million during each of 2006 and 2007.

Income Taxes

Our provision for income taxes was $5.8 million during 2005 and $10.9 million during 2006, an increase of $5.1 million, or 87.9%. The increase of $5.1 million in our provision for income taxes was primarily due to higher income before income taxes. Our effective tax rate was 35.1% for 2005 and 35.5% for 2006.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly condensed consolidated statement of operations data in absolute dollars and as a percentage of revenues for each of our last eight quarters in the period ended March 31, 2008. The quarterly data presented below have been prepared on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus, and in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations may fluctuate in the future due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our results for these quarterly periods are not necessarily indicative of the results of operations for a full year or any period.

	For the Quarter Ended (unaudited)
	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	March 31, 2008
	(In thousands)
Net revenues	$52,004	$59,015	$67,199	$75,225	$84,012	$96,097	$106,683	$119,613
Costs and expenses
Cost of revenues	14,127	17,164	20,793	23,593	26,148	30,555	37,929	39,223
Sales and marketing	8,834	9,636	10,360	11,661	12,609	14,222	15,438	17,568
General and administrative	13,784	15,359	17,582	20,946	24,279	26,277	31,275	33,633
Depreciation and amortization	7,526	8,673	9,680	11,835	13,133	14,047	17,461	19,051

Total costs and expenses	44,271	50,832	58,415	68,035	76,169	85,101	102,103	109,475

Income from operations	7,733	8,183	8,784	7,190	7,843	10,996	4,580	10,138

Other income (expense):
Interest expense	(287)	(274)	(336)	(525)	(663)	(1,000)	(1,455)	(1,330)
Interest and other income	130	163	148	100	127	273	328	247

Total other income (expense)	(157)	(111)	(188)	(425)	(536)	(727)	(1,127)	(1,083)

Income before income taxes	7,576	8,072	8,596	6,765	7,307	10,269	3,453	9,055
Income taxes	2,588	2,979	2,914	2,593	2,495	3,978	899	3,613

Net Income	$4,988	$5,093	$5,682	$4,172	$4,812	$6,291	$2,554	$5,442

	Jun 30, 2006	Sept 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sept 30, 2007	Dec 31, 2007	March 31, 2008
	(Percent of net revenues)
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	27.2%	29.1%	30.9%	31.4%	31.1%	31.8%	35.6%	32.8%
Sales and marketing	17.0%	16.3%	15.4%	15.5%	15.0%	14.8%	14.5%	14.7%
General and administrative	26.5%	26.0%	26.2%	27.8%	28.9%	27.3%	29.3%	28.1%
Depreciation and amortization	14.5%	14.7%	14.4%	15.7%	15.6%	14.6%	16.4%	15.9%

Total costs and expenses	85.1%	86.1%	86.9%	90.4%	90.7%	88.6%	95.7%	91.5%

Income from operations	14.9%	13.9%	13.1%	9.6%	9.3%	11.4%	4.3%	8.5%

Other income (expense):
Interest expense	(0.6%)	(0.5%)	(0.5%)	(0.7%)	(0.8%)	(1.0%)	(1.4%)	(1.1%)
Interest and other income	0.2%	0.3%	0.2%	0.1%	0.2%	0.3%	0.3%	0.2%

Total other income (expense)	(0.3%)	(0.2%)	(0.3%)	(0.6%)	(0.6%)	(0.8%)	(1.1%)	(0.9%)

Income before income taxes	14.6%	13.7%	12.8%	9.0%	8.7%	10.7%	3.3%	7.6%
Income taxes	5.0%	5.0%	4.3%	3.4%	3.0%	4.1%	0.8%	3.0%

Net Income	9.6%	8.6%	8.5%	5.5%	5.7%	6.5%	2.4%	4.5%

Due to rounding, totals may not equal the sum of the line items in the table above.

Revenues have increased sequentially in each of the quarters primarily due to increased volume of services provided, both due to an increasing number of customer accounts over time and due to incremental services rendered to existing customers. Net revenues increased from $52.0 million for the quarter ended on June 30, 2006 to $119.6 million for the quarter ended on March 31, 2008, which represents an average growth rate of approximately 12.6% per quarter. During the same period, our average monthly growth in installed base was 1.4% per month, and our customers increased from 10,358 at the end of the second quarter of 2006 to 31,662 at the end of the first quarter 2008. The net revenues for the fourth quarter of 2007 include a service credit in the amount of $3.4 million related to an outage in our data center in Grapevine, Texas. Net revenues grew from $106.7 million for the quarter ended December 31, 2007 to $119.6 million for the quarter ended March 31, 2008, an increase of $12.9 million or 12.1%. The increase in revenue came both from existing and new customers. The growth in installed base averaged 0.9% per month and we acquired an additional 2,469 customers.

Because of the rapid growth of our revenues, operating expenses increased sequentially in each of the quarters presented, primarily as we continue to add personnel and related costs to accommodate our growth. During the first half of 2006, we fell behind in our hiring efforts and we caught up during the second half of 2006 and the first half of 2007. This largely explains the increase in cost of revenue as a percent of revenue from 27.2% in the second quarter of 2006 to 31.4% in the first quarter of 2007 and the increase in general and administrative expenses as a percent of revenue from 26.5% in the second quarter of 2006 to 28.9% in the second quarter of 2007. We also decided to discontinue the use of certain software that was placed into service in August 2005, resulting in accelerated depreciation in the amount of $1.2 million in the first quarter of 2007 and $0.8 million in the second quarter of 2007. This increased our depreciation and amortization expense for those two quarters to 15.7% and 15.6%, respectively.

The results of the fourth quarter of 2007 reflect large investments in our infrastructure and systems. Cost of revenue grew mainly in line with our overall revenue growth, with the exception of a $2.1 million charge for a loss contingency liability related to an unresolved contractual issue with a vendor, which we expect to resolve in 2008. In that same quarter, general and administrative costs increased by a total of $5.0 million compared to third quarter 2007, of which $2.9 million was related to increased salaries, benefits, and associated overhead, and $1.0 million was related to professional fees and consulting services for the implementation of an ERP system, development of internal provisioning systems, and audit fees. Depreciation and amortization increased by $3.4 million, of which $1.9 million was for incremental IT equipment to support new revenue, $0.4 million was for build-outs and leasehold improvements in our data center facility in Grapevine, Texas, $0.3 million was for other leasehold improvements, $0.7 million was for the amortization of capitalized software (ERP and monitoring systems), and $0.2 million was for amortization related to the acquisition of Webmail.us, Inc. As a result of the service credit and the investments mentioned above, our net income margin for the fourth quarter of 2007 decreased to 2.4%.

All of our major cost categories continued to increase in the first quarter of 2008 as we further expanded our business. Income from operations increased from $4.6 million to $10.1 million due to revenue growth and certain charges during the fourth quarter 2007, including an outage in our data center in Grapevine, Texas. Other income (expense) was lower mainly due to lower interest expense given the market-wide reductions in floating interest rates. Our provision for income taxes increased by $2.7 million, from $0.9 million in the fourth quarter of 2007 to $3.6 million in the first quarter of 2008. This increase was due to both an increase in income before taxes and an increase in our effective tax rate. Net income for the first quarter of 2008 was $5.4 million, an increase of $2.9 million over the previous quarter. Our net income margin increased from 2.4% to 4.5%.

Liquidity and Capital Resources

As of March 31, 2008, our cash and cash equivalents balance totaled $27.5 million. This cash balance is maintained primarily for operating reasons and for short-term access to liquidity. The cash balance earns interest through a sweep account, which invests the balances overnight in time deposits, denominated in U.S. dollars. Operating liquidity that is held in the U.K. earns interest directly on depository account balances.

Since 2001, we have funded our operations and met our capital expenditure requirements primarily out of cash flow from operations and capital leases, and to a lesser extent venture capital funding, and more recently through draws on our credit facility.

In 2005, we began to use capital leases to finance IT equipment. We have global master lease agreements with three of our primary vendors and, currently, we finance all purchases from these three vendors of dedicated customer servers and networking equipment through their respective finance companies. All obligations related to those leases are shown on our balance sheet. The outstanding lease obligations recorded as of March 31, 2008, were $60.2 million compared with $20.4 million as of March 31, 2007. We received favorable financing terms from our vendors and as a result have utilized these financing arrangements to acquire IT equipment.

In 2007, our cash outflows from investment activities exceeded our cash inflows from operating activities, mainly due to the start of infrastructure construction projects. To address these funding needs, we secured a $200.0 million credit facility with a commercial banking syndicate. As of December 31, 2007, we had $141.8 million available under this credit facility. On February 25, 2008, we amended the credit facility and increased the committed amount from $200.0 million to $245.0 million. As of March 31, 2008, we had $77.3 million of revolving loans outstanding and a $0.9 million letter of credit outstanding under the credit facility, and $166.8 million available.

Future Needs

We currently anticipate making aggregate capital expenditures of approximately $335 million in 2008. Of these capital expenditures, approximately $160 million is related to construction contracts on our new headquarters facility and data center build-out of domestic and international locations. Our sources to fund those capital expenditures will be our cash and cash equivalents, cash flow from operations, capital leases, and existing amounts available under our revolving credit facility, together with the net proceeds from this offering.

We believe that our existing cash and cash equivalents, cash flow from operations and existing amounts available under our revolving credit facility, together with the net proceeds from this offering, will be more than sufficient to meet our anticipated cash needs for at least the next 12 months. Our long-term future capital requirements will depend on many factors, most importantly our growth of revenue, the expansion of sales and marketing activities, the acquisition of additional data centers, and the continuing acceptance of our services in the markets we serve. Our ability to generate cash depends on our financial performance, general economic conditions, technology trends and developments, and other factors. We could be required, or could elect, to seek additional funding in the form of debt or equity. These additional funds may not be available on terms acceptable to us, or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
	(in thousands)
Net cash provided by operating activities	$34,705	$60,630	$104,935	$25,791	$36,158
Net cash flows used in investing activities	$(35,127)	$(54,807)	$(140,721)	$(23,351)	$(47,248)
Net cash provided by (used in) financing activities	$1,265	$(5,646)	$52,379	$2,357	$13,661
Acquisition of property and equipment by capital and finance method leases and notes payable	$6,365	$18,825	$44,149	$6,222	$21,619

Operating Activities

Net cash provided by operating activities is primarily a function of our profitability, the extent to which we incur non-cash charges, and our working capital management.

Net cash provided by operating activities was $25.8 million for the quarter ended March 31, 2007, compared to $36.2 million for the quarter ended March 31, 2008, an increase of $10.4 million, or 40.3%. Net revenues increased from $75.2 million for the quarter ended March 31, 2007 to $119.6 million for the quarter ended March 31, 2008, and net income increased from $4.2 million for the quarter ended March 31, 2007 to $5.4 million for the quarter ended March 31, 2008. The reduction in net income margin from 5.5% to 4.5% was related to the rapid cost increases due to the continued growth of our business, significant investments in people, systems, and infrastructure and due to increased interest expense related to higher levels of indebtedness. For the quarter ended March 31, 2007, we incurred depreciation and amortization charges in the amount of $11.8 million, compared to $19.1 million for the quarter ended March 31, 2008. The increase in depreciation and amortization was due to the acquisition of servers and networking gear and increased amounts for the amortization of computer software. We further incurred non-cash compensation expense in the amount of $0.7 million for the quarter ended March 31, 2007 and $2.8 million for the quarter ended March 31, 2008. The increase was mainly due to share-based compensation from stock option grants with respect to several key hires and increased fair values for granted stock options.

With respect to certain assets and liabilities, changes in accounts receivables used $2.0 million in cash for the quarter ended March 31, 2007, compared to providing $0.4 million for the quarter ended March 31, 2008. While our accounts receivables balances are generally growing with our net revenues, the reduction from the end of 2007 to March 31, 2008 was due to improvements in our collection efforts. Changes in accounts payable and accrued expenses provided $10.4 million in cash for the quarter ended March 31, 2007, compared to providing $6.3 million for the quarter ended March 31, 2008. Increases in accounts payables and accrued expenses were due to increased operating expenses and favorable terms for services received and assets acquired.

Net cash provided by operating activities was $60.6 million during 2006 compared to $104.9 million during 2007, an increase of $44.3 million, or 73.1%. While revenues increased from $224.0 million during 2006 to $362.0 million during 2007, our net income fell from $19.8 million during 2006 to $17.8 million during 2007. The reduction in net income margin from 8.8% to 4.9% was related to the rapid cost increase due to the continued growth of our business, significant investments in people, systems and infrastructure and increased interest expense related to higher levels of indebtedness. A significant portion of those costs were non-cash charges. During 2006, we incurred depreciation and amortization expense in the amount of $32.3 million, compared to $56.5 million during 2007. The increase in depreciation and amortization was due to the acquisition of servers and networking gear and increased amounts for the amortization of computer software. We further incurred non-cash compensation expense in the amounts of $1.1 million during 2006 and $4.4 million during 2007. The increase was mainly due to share-based compensation with respect to several key hires and increased fair values for granted stock options. Accounts receivables grew from $16.1 million as of December 31, 2006 to $25.4 million as of December 31, 2007. The growth rate in accounts receivables was slightly below the rate of growth for our net revenues, reflecting a slight reduction in the time needed to collect our receivables. Other non-current assets grew from $1.3 million as of December 31, 2006 to $7.2 million as of December 31, 2007. The increase included deposits for leased office space and $5.0 million for a prepayment to the lessor of our new headquarters facility. Accounts payable and accrued expenses grew from $28.8 million as of December 31, 2006 to $67.1 million as of December 31, 2007, mainly due to our overall increase in costs, related to the growth in general business volume, headcount and increased activities on capital projects. Key initiatives related to the increase in accounts payables and accrued expenses are our build out of our new headquarters facility in San Antonio, TX, build out of our new data center facility in the U.K., services rendered related to the IPO and software development. We have attractive payment terms on many of those initiatives, which further contributed to the increase in accounts payables and accrued expenses.

Net cash provided by operating activities was $34.7 million during 2005 compared to $60.6 million during 2006, an increase of $25.9 million, or 74.6%. Net revenues increased from $138.8 million during 2005 to $224.0 million during 2006, and net income grew from $10.8 million during 2005 to $19.8 million during 2006. The increase in net income margin from 7.8% to 8.8% was mainly related to our ability to leverage fixed costs of infrastructure assets and general and administrative expenses. A significant portion of our costs were non-cash charges. During 2005, we incurred non-cash charges for depreciation and amortization, compensation expenses and other in the amount of $23.2 million, compared to $36.5 million during 2006. The majority of this increase was due to depreciation on servers and networking gear acquired during 2006. Accounts receivables grew from $8.3 million as of December 31, 2005 to $16.1 million as of December 31, 2006, primarily due to our growth in net revenues. Accounts payables and accrued expenses grew from $19.7 million as of December 31, 2005 to $28.8 million as of December 31, 2006, mainly related to our overall increase in costs, related to the growth in general business volume, headcount and purchases of fixed assets.

Net cash provided by operating activities was $34.7 million during 2005 compared to $60.6 million during 2006, an increase of $25.9 million, or 74.6%. This increase in net cash provided by operating activities comes from an increase in net income of $9.0 million, an increase in non-cash charges in the amount of $13.3 million, an increase of $0.1 million due to tax-related items, and an increase of $3.5 million due to changes in working capital compared to the year ended December 31, 2005.

Investing Activities

Net cash used in investing activities primarily relates to capital expenditures to support our growth. Our main investing activities have consisted of purchases of IT equipment for our data center infrastructure, furniture, and equipment and leasehold improvements to support our operations.

Our net cash used in investing activities was $23.4 million for the quarter ended March 31, 2007, compared to $47.2 million for the quarter ended March 31, 2008, an increase of $23.8 million, or 101.7%. Purchases of property and equipment to support our revenue growth increased from $23.4 million for the quarter ended March 31, 2007 to $38.4 million for the quarter ended March 31, 2008. Purchases related to the renovation and build out of our new headquarters facilities amounted to $8.9 million for the quarter ended March 31, 2008. We further acquired property and equipment by capital leases and notes payable in the amounts of $6.2 million for the quarter ended March 31, 2007 and $21.6 million for the quarter ended March 31, 2008.

Our net cash used in investing activities was $54.8 million during 2006 compared to $140.7 million during 2007, an increase of $85.9 million, or 156.8%. This increase in net cash used in investing activities comes from an increase in the purchase of property and equipment of $50.3 million and the purchase of our corporate facility and related improvements of $35.4 million. The remaining increase of $0.3 million was related to the acquisition of Webmail.us,Inc., net of $0.1 million increase in proceeds from disposal of property and equipment.

Our net cash used in investing activities was $35.1 million during 2005 compared to $54.8 million during 2006, an increase of $19.7 million, or 56.1%. This increase in net cash used in investing activities primarily comes from an increase in the purchase of property and equipment of $19.6 million.

We also acquired and financed equipment and software purchases through vendor-related financing companies. For the years 2005, 2006, and 2007, such acquisitions amounted to $6.4 million, $18.8 million, and $44.1 million, respectively.

Financing Activities

Net cash provided by (used in) financing activities was $2.4 million for the quarter ended March 31, 2007 compared to $13.7 million for the quarter ended March 31, 2008, an increase of $11.3 million. This increase was due primarily to advances from our revolving line of credit in the amounts of $5 million for the quarter ended March 31, 2007, compared to $20.0 million for the quarter ended March 31, 2008, partially offset by principal payments related to capital leases and notes payable in the amounts of $2.5 million for the quarter ended March 31, 2007, and $8.7 million for the quarter ended March 31, 2008. We also received $1.1 million in proceeds from the issuance of common stock and the exercise of stock options during the first quarter of 2008.

Net cash provided by (used in) financing activities was $(5.6) million during 2006 compared to $52.4 million during 2007, an increase of $58.0 million. This increase was due primarily to advances from our revolving line of credit and leasing related activities.

Net cash provided by (used in) financing activities was $1.3 million during 2005 compared to $(5.6) million during 2006, a decrease of $6.9 million. This decrease was due primarily to an increase in principal repayments of capital lease obligations in 2006 and a decrease in proceeds from issuance of common stock.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our contractual obligations as of December 31, 2007 (in thousands):

	Total	2008	2009- 2010	2011- 2012	2013 and Beyond
	(In thousands)
Capital and finance method leases	$51,890	$27,346	$23,064	$1,480	$—
Operating leases	71,782	15,728	23,385	16,948	15,721
Purchase commitments	6,904	3,425	3,479	—	—
Revolving credit facility	57,301	—	—	57,301	—
Software and equipment notes	5,640	2,902	1,972	766	—

Total contractual obligations	$193,517	$49,401	$51,900	$76,495	$15,721

The following table summarizes our contractual obligations as of March 31, 2008 (in thousands):

	Total	2008	2009- 2010	2011- 2012	2013 and Beyond
	(Unaudited)
	(In thousands)
Capital and finance method leases	$64,606	$30,330	$31,470	$2,806	$—
Operating leases	67,634	11,685	23,341	16,920	15,688
Purchase commitments	6,080	2,624	3,456	—	—
Revolving credit facility	77,301	—	—	77,301	—
Software and equipment notes	7,594	2,776	4,049	769	—

Total contractual obligations	$223,215	$47,415	$62,316	$97,796	$15,688

Leases

Capital and finance method leases are primarily related to expenditures for IT equipment. Our operating leases are primarily for office space and data center facilities.

Purchase commitments

Our purchase commitments are primarily related to bandwidth for our data centers. Purchase commitments are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on us, excluding contracts that may be cancelled without penalty. The minimum commitments for certain vendors are generally minimum purchase requirements through the term or the contract or penalties for early termination of the contract. Penalties are generally one time fees incurred at the date we terminate the contract early. Since termination penalties would not be paid every year, contracts with such penalties are excluded from the table; however, the minimum payments until the end of the term for these contracts are included. We have minimum purchase commitments of approximately $6.9 million as of December 31, 2007, and $6.1 million as of March 31, 2008, respectively.

Revolving Credit Facility

As of December 31, 2007, and March 31, 2008, we had $141.8 million and $166.8 million available under our senior secured revolving credit facility, respectively. We entered into the credit facility in March 2007. It was restructured in August 2007 to increase the commitment to a total of $200.0 million. On February 25, 2008, we amended the credit facility and increased the committed amount from $200.0 million to $245.0 million. As of that date, we had $67.3 million of revolving loans outstanding and a $0.9 million letter of credit outstanding under the credit facility, and $180.7 million available. We will use the revolving credit facility along with the net proceeds from this offering as our primary sources of liquidity.

The borrowing costs of the revolving credit facility are determined by 1-month LIBOR plus an applicable margin, or, at our election, a prime-based rate (equal to the greater of the Federal Funds effective rate plus 1.0% per annum and Comerica Bank’s prime rate) plus an applicable margin. In the case of LIBOR borrowings, the applicable margin ranges from 0.675% to 1.550% per annum based on our amount of leverage, which is defined as the ratio of funded debt to EBITDA, as defined in the credit agreement. In the case of prime-rate-based borrowings, the applicable margin ranges from zero to 0.5% per annum based on our amount of leverage. The credit agreement also requires us to pay an annual facility fee of 0.2% on the committed amount. The revolving credit line is secured by our assets and is governed by financial and non-financial covenants. Financial covenants include a minimum fixed charge coverage ratio of at least 1.25 to 1.00 from the effective date until the quarter ended December 31, 2009 and 1.50 to 1.00 for every quarter thereafter, and a maximum funded debt to EBITDA ratio of not greater than 3.00 to 1.00. Non-financial covenants include limitations on debt, liens, acquisitions, dispositions of assets, restricted payments, investments, and transactions with affiliates, among others. The non-financial covenants are subject to significant exceptions as set forth in the credit agreement. We have been and are in compliance with all material financial and non-financial covenants except the fixed charge coverage ratio as of December 31, 2007. We changed the definition of the fixed charge coverage ratio as part of our February 2008 credit facility amendment and in April 2008 received a waiver of the fixed charge coverage ratio solely for the period ending December 31, 2007. We would have been compliant with the fixed charge coverage ratio covenant if the February 2008 amendment had been in effect as of such date, and were in compliance with all covenants for the period ending March 31, 2008.

In December 2007, we entered into an interest rate swap agreement converting a portion of our interest rate exposure from a floating rate basis to a fixed rate of 4.135% per annum. The interest rate swap agreement has a notional amount of $50.0 million and matures in 2010.

Software and Equipment Notes

We finance certain software and equipment from third-party vendors. The terms of these arrangements are generally one to five years.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities or any other entity defined as such within Financial Accounting Standards Board Interpretation No. 46 (Revised 2003), Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51. These entities are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

We have entered into various indemnification arrangements with third parties, including vendors, customers, landlords, our officers and directors, stockholders of acquired companies, and third parties to whom and from whom we license technology. Generally, these indemnification agreements require us to reimburse losses suffered by third parties due to various events, such as lawsuits arising from patent or copyright infringement or our negligence. Certain of these agreements require us to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions by us, our employees, agents or representatives. To date, there have been no claims against us or our customers pertaining to such indemnification provisions and no amounts have been recorded.

These indemnification obligations are considered off-balance sheet arrangements in accordance with FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such indemnification obligations in our financial statements. See Note 13 to our consolidated financial statements included in this prospectus for further discussion of these indemnification agreements.

Internal Control Over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every company that files reports with the SEC to include a management report on such company’s internal control over financial reporting in its annual report. In addition, our independent registered public accounting firm must attest to our internal control over financial reporting. Our first Annual Report on Form 10-K to be filed following the completion of the offering will not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by SEC rules applicable to newly public companies. Management will be required to provide an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2007, we identified certain matters involving our internal control over financial reporting that constitute material weaknesses. The Public Company Accounting Oversight Board defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses relate to communication of significant non-routine transactions to our accounting department and to proper cutoff of expenditures at period end. Specifically, we identified the following material weaknesses:

•

Our policies and procedures did not adequately address the financial reporting risks associated with accounting for significant non-routine transactions. Specifically, we did not have effective controls to ensure that the necessary information was provided to those responsible for determining the accounting for significant non-routine transactions.

•	We did not have effective controls to ensure that expenditures were properly accrued for at the end of each period (cutoff).

The material weakness related to expenditure cutoffs resulted in the recording of audit adjustments for 2007. We have taken steps intended to remediate both material weaknesses through:

•	The establishment of policies and procedures that provide for complete and timely reporting of significant non-routine transactions;

•	The establishment of a disclosure committee to ensure that all significant transactions are included in our financial results in a complete and timely manner; and

•	The implementation of additional accounts payable controls (for cutoff considerations).

The remedial actions that we have taken will be subject to continued management review, supported by testing and validation, as well as audit committee oversight. While we believe we have appropriately implemented controls to remediate these material weaknesses, we cannot assure you that these or other material weaknesses or significant deficiencies will not exist or otherwise be discovered in the future, which could impair our ability to report our financial position, results of operations, or cash flows in an accurate or timely manner. We have not incurred and do not expect to incur significant costs to remediate these controls.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. We are required to adopt SFAS 157 effective the first quarter of 2008. FASB Staff Position No. FSP 157-2 delayed the effective date of SFAS 157 to periods beginning after November 15, 2008 for non-financial assets and liabilities. The adoption of SFAS 157 did not have a material adverse impact on our Consolidated Financial Statements. We do not expect FSP 157-2 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value, or fair value option, and to report in earnings unrealized gains and losses on those items for which the fair value option has been elected. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, and issued debt. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 was effective for us as of the first quarter of 2008 and did not have a material impact on our financial statements.

In December 2007, the FASB issued SFAS 141(R), Business Combinations and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51. SFAS 141(R) and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both SFAS 141(R) and SFAS 160 are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141(R) will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting SFAS 141(R) and SFAS 160 on our results of operations and financial position.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities– an amendment of FASB Statement No. 133. SFAS 161 expands disclosures for derivative instruments by requiring entities to disclose the fair value of derivative instruments and their gains or losses in tabular format. SFAS 161 also requires disclosure of information about credit risk-related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments. SFAS 161 is effective for periods beginning on or after December 15, 2008. We do not expect this statement will have a material impact on our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

Power Prices.    We are a large consumer of power. In 2007, we paid approximately $7.3 million to utility companies to power our data centers. Because we anticipate further revenue growth for the foreseeable future, we will consume even more power in the future. Power costs vary by geography and the source of power generation and they further exhibit substantial seasonal fluctuations. Our largest exposure to energy prices currently exists at our Grapevine, Texas facility in the Dallas-Fort Worth area, where the energy market is deregulated. Power costs usually increase during the summer months and, as a result, we evaluate each year whether we want to enter into a fixed price contract for that period. Except for a fixed price contract covering the summer months of 2006, we have not entered into any such contracts.

Interest Rates.    Our main credit facility is a revolving line of credit with pricing determined by LIBOR. This market rate of interest is fluctuating and exposes our interest expense to risk. Our credit agreement obligates us to hedge part of that interest rate risk with appropriate instruments, such as interest rate swaps or interest rate options. On December 10, 2007, we entered into an at-the-market fixed-payer interest rate swap with a notional amount of $50.0 million at an annual rate of 4.135%. This swap essentially fixes the rate we pay on the first $50.0 million outstanding on our revolving line of credit. As we borrow more, we will enter into additional swaps to continuously control our interest rate risk. Generally, we do not hedge our complete exposure. As a result, we are exposed to interest rate risk on the un-hedged portion of our borrowings, which was $7.3 million and $27.3 million as of December 31, 2007 and March 31, 2008, respectively. For example, a 100 basis point increase in LIBOR would increase the interest expense on $10 million of borrowings that are not hedged by $0.1 million. We have chosen a structure to ensure that those hedges qualify for hedge accounting according to SFAS 133.

Foreign Currencies.    The majority of our customers are invoiced, and substantially all of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. A relatively insignificant amount of customers are invoiced in currencies other than the applicable functional currency, such as the Euro. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that this exposure is immaterial at this time. To date, we have not entered into any hedging contracts, although we may do so in the future. As we grow our international operations, our exposure to foreign currency risk could become more significant.

BUSINESS

Overview

Rackspace Hosting is the world’s leader in hosting. We deliver websites, web-based IT systems, and computing as a service. Our rapid growth is the result of our commitment to serving our customers, known as Fanatical Support, and our exclusive focus on hosting. Our financial success is the result of responsible financial management and our disciplined, just-in-time approach to capital investment. During 2007, we had net revenues of $362.0 million. During the quarter ended March 31, 2008, we had net revenues of $119.6 million. As of March 31, 2008, we served over 31,000 business customers of all sizes with more than 39,000 servers, over 750,000 business email accounts, and more than 43,000 cloud hosting domains. To deliver on our Fanatical Support Promise to our customers, we have created a culture that encourages passionate, engaged employees who we call “Rackers.” In 2008, Fortune magazine ranked Rackspace Hosting #32 on its list of “100 Best Companies to Work For.”

Hosting providers offer services to support websites, web-based IT systems, and computing. The equipment required (servers, routers, switches, firewalls, load balancers, cabinets, software, wiring, etc.) to deliver services is typically purchased and managed by the hosting provider. As a result, hosting providers reduce customers’ initial capital investment and ongoing operating costs. Hosting also reduces the complexity of deploying and managing IT systems and computing, and changes the way companies purchase these products and services. Rackspace offers a full suite of hosting services, including dedicated hosting, managed hosting, and email hosting, as well as emerging services such as platform hosting and cloud hosting.

Tier1Research estimates the worldwide hosting market to be $12.3 billion in 2007, with projected annual growth of 26% from 2007 to $24.4 billion in 2010. This revenue comes from three major categories – managed hosting, dedicated hosting, and shared hosting. In 2007, Rackspace Hosting was the world’s largest hosting provider by revenue, based on Tier1Research data for these categories.

Historically, our business has generated high revenue growth and has grown significantly faster than the overall hosting market. Over the past five years our net revenues have grown from $56.6 million in 2003 to $362.0 million in 2007, representing an annual growth rate of 59.0%. We have also been able to generate strong profitability. During that same five year period, our net income grew from $208,000 to $17.8 million. See the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our results of operations.

We are focused on two key principles. First, to be recognized as one of the world’s great service companies. Second, to generate economic returns that exceed our cost of capital. This approach has allowed us to profitably grow to our current size with only $39.6 million in equity capital raised to date, excluding proceeds from stock options exercised under our equity incentive plans. These key principles form the foundation of our business model, which includes the following elements:

•

Our Fanatical Support culture serves as a competitive advantage that has allowed us to establish our position as the world’s leading hosting company. Fanatical Support creates significant customer loyalty as we strive to maintain “customers for life.” This strengthens our business by gaining market share with low levels of customer terminations and increasing demand.

•

We are a hosting specialist providing standardized services that are highly scalable for our customers. This service delivery platform and singular focus differentiates our proven business model and customer value proposition versus other hosting providers.

•

Our addressable market is not limited by geography. We manage large scale, centralized data center and support operations that do not need to be located near our customers. This has allowed us to target hosting customers worldwide. Today, we serve customers located in over 100 countries from our facilities in only three countries. This element of our business model provides us with significant capital and operating cost efficiencies.

•

We are disciplined users of capital and are focused on profitable growth. Our goal is to produce long term economic profit. We use an Economic Value Added, or EVA®, management model to ensure that our decisions at all levels consider the cost of capital.

Industry Background

The ability to operate online has become increasingly important to businesses. Advances in technology, network infrastructure, and availability of broadband access, have enabled more robust and frequent access to web-based computing capabilities. These capabilities have become the tools business users expect to be available to them anywhere, at any time. These trends have required business owners to invest more in their IT systems and the people who manage them in order to remain competitive. Businesses are also frustrated with the rising level of IT budgets and are searching for new ways to lower costs and support their users’ growing demands.

Hosting has emerged as the answer for businesses to address these factors. As the Internet has evolved, businesses have continued to migrate more and more of their IT systems and computing resources to hosting companies that support their growing needs.

•

Simple Websites.    With the emergence of the Internet in the 1990s, companies began to use the Web as a global medium for communication. Initial websites were relatively simple and were generally not integrated with companies’ core IT systems and computing.

•

Revenue Generating Websites.    As the Internet grew, companies moved more business transactions to the Web. Traditional “brick and mortar” companies began to launch eCommerce initiatives and web-based business models emerged. The demand for eCommerce services and resulting revenue growth moved websites from simple information delivery vehicles to high availability, mission critical systems. These changes heightened the need for reliability and performance as websites began generating revenue.

•

Increasing Website Functionality.    Increased availability to all forms of broadband access, and continued gains in computing and processing capabilities drove the aggressive growth of new media such as streaming video, social networking, and online music. These advances in technology drove the need for complex IT talent and investment in facilities to maintain and deliver the highest quality, always available, online experience to customers.

•

IT Systems and Computing Become Web-Enabled.    Continued Internet and computing technology gains have created opportunities far beyond traditional websites and eCommerce. Many aspects of IT systems and computing are becoming web-enabled, allowing companies to leverage the benefits of the Internet. Today, business users remotely manage and access software systems for sales management, human resource management, payroll, and accounting. In addition, companies have emerged that provide businesses with new options to address their increasingly complex and growing IT systems and computing needs. These companies provide colocation, hosting, and outsourcing services that allow businesses to move all or a portion of their mission-critical IT systems to a more stable, protected environment. As a result, web-enabled computing has become an integral approach to business operations today.

Alternatives to Managing IT Systems and Computing

Businesses are rethinking how they manage their computing needs. In the past, the only alternative to managing IT systems internally was to outsource them. Hosting has emerged as an attractive alternative, one that is tailored to serve a much broader market at lower cost and without high initial capital investment.

Do-it-Yourself:    Do-it-yourself is an approach to managing IT systems where a business retains complete ownership and responsibility for maintenance and support. Companies may choose to house their IT systems in their own facilities or may use a colocation vendor for data center space and network access.

•

In-House.    Many companies choose to manage their IT systems and computing entirely in-house. Businesses that choose this approach must house their IT systems in secure, redundant server closets within their offices or build their own data centers. These facilities are very capital intensive and costly to maintain. These companies must also acquire network access from a telecom provider, hire the necessary IT talent, and buy all hardware and software (servers, routers, switches, firewalls, load balancers, cabinets, operating systems, wiring, etc.) This approach is most suitable for small organizations with simple needs as well as large enterprises that require high levels of customization.

•

Colocation.    Some companies choose to locate their IT resources within a colocation provider’s data center, yet maintain ownership and management of these resources. In this scenario, businesses outsource the data center and network access components of their IT systems and computing. Similar to an in-house solution, colocation does not address the upfront and ongoing capital expenditures and operating expenses for IT systems or expertise required to manage them.

Outsourcing:    Businesses may also choose to outsource their IT systems and computing operations. Outsourcers typically provide an end-to-end, custom solution for their customers. The outsourcer also often assumes responsibility for management of a customer’s IT systems, computing operations, and employees. Outsourcing arrangements are typically only available for very large enterprises, are multi-year in scope, and generally have large contract values and complex terms. Therefore, IT outsourcing solutions do not address the needs of small and medium sized businesses.

Hosting:    Many businesses today are choosing hosting as an alternative to do-it-yourself and outsourcing. Hosting providers offer services to support IT systems and computing ranging from simple to very complex. The equipment required (servers, routers, switches, firewalls, load balancers, cabinets, software, wiring, etc.) to deliver their services is typically purchased and managed by the hosting providers. This results in reduced upfront and ongoing capital expenditures and operating expenses, as well as reduced complexity of deploying and managing IT systems and computing. This allows companies to focus resources on higher value added areas. Hosting providers are well positioned to become a collaborative partner with their customers and an extension of their IT staffs.

The Rackspace Hosting Approach

Our business model is centered on delivering Fanatical Support in all that we do. This commitment to superior service, coupled with our specialization and exclusive focus on hosting, provides our customers with a compelling value proposition to manage their IT systems and computing.

•

Our Fanatical Support culture strives to create loyal “customers for life.”    We work hard to maintain our culture of commitment to customers. We have invested significant resources in recruiting, empowering, and motivating Rackers who are passionate about caring for our customers. We believe Fanatical Support increases customer loyalty and provides the potential for greater lifetime value to Rackspace. For the years 2005, 2006, and 2007, the average monthly growth in installed base amounted to 1.4%, 1.5%, and 1.6%, respectively. For the quarter ended March 31, 2008, the average monthly growth in installed base was 0.9%. The growth in installed base indicates how fast our existing customer base is growing before we add any new customers. Additionally, these loyal customers are more likely to refer other businesses to us. Beyond additional services added and referrals, we also measure customer loyalty using a proprietary metric, the Net Promoter Score, developed by Bain & Company, Inc., Fred Reichheld, and Satmetrix Systems, Inc.

•

We are a hosting specialist providing standardized, highly scalable service offerings to our customers. Since we were founded in 1998, virtually all of our resources have been directed at providing hosting services. As a result, we have refined our business model and have extensive expertise in our core business. Our services are standardized and repeatable, which means that we are able to sell, implement, and maintain pre-defined IT systems and computing for a variety of customer requirements. We focus on building relevant expertise and standardized processes to serve small and medium sized businesses as well as large enterprises, rather than developing custom solutions that only meet the needs of individual customers.

•

We manage large scale, centralized support operations and data center factories that do not need to be located near our customers.    Unlike colocation providers that typically must locate facilities in every market where they operate, our model allows us to achieve economies of scale and deep technical expertise. We are also able to locate support operations and data center factories in geographic areas with lower cost structures (power, rent, labor, etc). In addition to serving customers in major markets, we are able to reach the long-tail of demand that resides in small and medium sized markets and foreign countries. The customer trust developed through our Fanatical Support is critical to this component of our business model.

•

Our goal is to produce long term profits that exceed the cost of capital; We use an EVA® management model to ensure that our decisions, at all levels, consider the cost of capital.    We have achieved net income profitability since the first quarter of 2004 through a focused approach to growth. We try to closely align deployment of capital with the generation of revenue. Our internal processes and management tools have been designed to support a just-in-time response model to our customers’ needs. This includes hiring for our sales and support teams, development and build-out of data center space, purchasing of IT equipment and software, and inventory management. We utilize EVA® as a tool to help ensure that all of our growth and capital investments create stockholder value. Our customers and our financial performance have benefited from our opportunistic investments in data centers, office space, and other assets. We have also funded promising new business ideas such as Rackspace Email Hosting™, Rackspace Cloud Hosting®, and RackLabs, our research and development initiative. We expect to continue to identify and pursue investments which will generate savings, enhance our competitive advantage, and increase our capabilities to serve customers.

Benefits of Our Approach

Businesses typically buy our services because we provide them with a level of quality and flexibility that they could not achieve on their own. We believe our historic revenue growth and profitability demonstrate that we are delivering unique value to our customers, as detailed below:

•

Exceptional Service Experience.    Our culture is built around our brand of exceptional service, known as Fanatical Support. Rackers strive to deliver the highest level of support every day, and our customers have told us repeatedly that it is an invaluable element of our service.

•

Reliability and Performance.    We invest in infrastructure and technology. These investments, coupled with our commitment to Fanatical Support, deliver reliability and performance levels that exceed our customers’ ever-expanding needs.

•	Lower Cost. Hosting reduces the capital investment in IT systems’ hardware and software. It also reduces operating costs associated with the IT staff required to manage these complex resources.

•	Simplicity and Focus. Hosting reduces the complexities of managing IT systems, and allows companies to focus on their core business.

•

Rapid Deployment and Scalability.    Our organizational design, internal processes, and management tools allow us to rapidly deploy, upgrade, and scale IT systems and computing for our customers. Our dedicated support teams work 24x7x365 to actively monitor and maintain our customers’ IT systems and computing to keep them operating at peak performance.

•

Access to the Latest Hosting Technology and Expertise.    We have extensive experience in deploying, integrating, and managing new technologies. Our services allow customers to benefit from our technology investments and expertise without assuming the cost and burden of deploying new technologies themselves or the risk of technology obsolescence.

Our Growth Strategy

Our vision is to be recognized as one of the world’s great service companies. Our goal is to expand our leadership position in hosting around the world, and our strategy for accomplishing this goal includes the following key elements:

•

Add New Customers.    We believe that the hosting market will continue to grow rapidly and expand in scope as companies increasingly consume more IT systems and computing as a service. We intend to continue our focus on aggressively acquiring profitable new customers.

•

Keep Existing Customers for Life and Sell Existing Customers More Services.    When we serve customers well, they generally stay with us and buy more services. This means each customer has the potential to generate significant lifetime economic value. We focus on Fanatical Support to ensure customer satisfaction.

•

Add New Services.    Our customers’ IT systems and computing needs are growing in breadth and complexity. Our goal is to add new services to meet these growing needs. Our email hosting service, Rackspace Email Hosting, is reflective of this strategy.

•

Expand Globally.    Substantially all of our revenue today is generated in the U.S. and U.K. markets. We have offices in the U.S., U.K., the Netherlands, and Hong Kong. We intend to expand further into continental Europe and Asia.

•

Continue to Invest in Our Culture and Hire the Best People.    Our commitment to Fanatical Support requires Rackers to be fully committed to this mission. We intend to continue our highly selective hiring process and maintain a work environment that encourages passionate, engaged Rackers.

Our Services

We partner with our customers to deliver the hosting services that meet their needs. Customers may choose one or more of our hosting services, which may include the following:

Service Categories	Description	Features / Benefits

Dedicated Hosting

Dedicated Hosting delivers a customer-specific, dedicated server located in our secure, business-class data centers. Customer has full administrator privileges and is responsible for most administrative functions. Customer portal and associated management tools are available.

Ideal fit for small and medium business customers desiring more control of their OS environment and possessing the technical expertise to manage it.

•  Choice of products from leading vendors including Dell, EMC, Cisco, HP, Microsoft, Red Hat, VMWare

• Secure, environmentally-controlled data center facilities with 24x7x365 monitoring and redundant access and power

• Team of certified experts to support dedicated devices

• Data centers staffed with certified technicians

• One-hour hardware replacement guarantee

Managed Hosting

Managed Hosting delivers a customer-specific server and infrastructure supported by a dedicated team of experts who provide comprehensive design, engineering, management, and monitoring expertise for our customers. Our services and support are available 24x7x365.

Managed Hosting is ideal for customers that want a level of customization in their configuration, yet lack the technical expertise to support it in-house. Managed Hosting customers range from small and medium sized businesses to large enterprises.

•  Support for Microsoft and Linux operating systems and key services

• Dedicated support team available 24x7x365

• Immediate response to emergency support tickets

• Services provisioned as needed

• Fanatical Support Promise SLA

• 100% uptime guarantee

• One-hour hardware replacement guarantee

Email Hosting	Rackspace Email Hosting delivers business grade email to businesses of all sizes. Rackspace Email is hosted in our secure, environmentally-controlled data centers, delivered via our exclusive Mailtrust™ platform, and managed by a team of email specialists. Customers may select from our feature-rich Noteworthy® Hosted Email or Hosted Microsoft Exchange. Both services can be managed via one simple, unified control panel.

• Fully managed and monitored 24x7x365

• Unified administrative control panel

• “Anywhere” access via Outlook Web Access or Noteworthy Webmail

• Advanced spam and anti-virus protection

• Blackberry mobile integration

• Private label reseller options

Rackspace Email Hosting targets customers of all sizes who do not want to manage email in-house or lack the expertise to do so.

Service Categories	Description	Features / Benefits

Cloud Hosting

Rackspace Cloud Hosting is an on-demand, scaleable hosting service that includes tools for customers to develop, manage and deliver new web-based services to their clients. Cloud Hosting is supported via our exclusive Mosso® platform, which ensures that customers have access to the most up-to-date hosting technology, without costly investments in hardware, software, and management.

Rackspace Cloud Hosting targets small and medium sized businesses and start-up customers that do not have in-house IT expertise to support the OS layer of their IT systems, and would rather focus on developing the applications that run their business.

• Scalable redundant storage • Tools for development and management • Volume-based pricing • Professional services available on-demand

Platform Hosting (in development)

Platform Hosting serves the demands of highly technical customers who need greater ordering and provisioning support than colocation provides, yet also allows our customers greater autonomy, administration, and control of their hosting service than Dedicated and Managed Hosting.

Rackspace Platform Hosting is targeted towards large, high-growth customers that have considerable in-house IT expertise in supporting the OS layer of their infrastructure.

•  Allows greater control and flexibility

• Enables rapid deployment

• Secure, environmentally-controlled data center facilities with 24x7x365 monitoring and redundant access and power

• Professional services available on-demand

Customers

As of March 31, 2008, we served over 31,000 business customers of all sizes with more than 39,000 servers, 750,000 business email accounts, and 43,000 cloud hosting domains. Revenue from operations outside the U.S., substantially all of which was derived from sales by our U.K. operations, was 21.2%, 23.9%, and 28.0% for 2005, 2006, and 2007, respectively. Revenues from operations outside the U.S. for the quarter ended March 31, 2008 were 26.9%. No single customer accounted for more than 2% of our net revenues in 2005, 2006, 2007, or the quarter ended March 31, 2008.

Sales and Marketing

We sell our services through our direct sales force and our channel partners.

Direct Sales

As of March 31, 2008, our direct sales organization was comprised of 209 Rackers primarily in San Antonio, Texas and London, U.K. Our direct sales effort uses centralized sales teams with leads generated primarily from customer referrals and our marketing efforts. Our direct sales effort also includes a centralized field sales force to target select opportunities with large enterprise customers.

Channel Sales

As of March 31, 2008, our channel sales organization was comprised of over 800 partners in the U.S., over 450 partners in the U.K., and over 100 partners outside the U.S. and the U.K. Our partners include management and technical consultancies, technology integrators, software application providers, and web developers.

Marketing

Our marketing efforts are intended to communicate advantages of our services and generate customer demand. Our marketing activities include web-based paid and natural search, participation in technology trade shows, conferences and customer events, web-based and mail-based advertisements, advertisements in business and technology publications, and targeted regional public relations activities.

Our reputation for providing Fanatical Support generates a significant amount of word-of-mouth and referrals.

Our Support Team Structure

As of March 31, 2008, we had approximately 784 Rackers working in dedicated support teams primarily in San Antonio, Texas and London, U.K. Our support teams generally consist of 12 to 20 Rackers, including an account manager who is a customer’s single point of contact and advocate within Rackspace Hosting. Each support team also consists of technical specialists to meet ongoing customer needs.

Research and Development

Our research and development efforts are focused on developing new services including:

•	Deployment of new technologies to address emerging trends, such as cloud hosting;

•	Development and enhancement of proprietary tools; and

•	Development and enhancement of processes for sales and support.

As of March 31, 2008, we had approximately 110 Rackers (or full-time equivalents) working on research and development activities. For example, our RackLabs center helped launch our cloud hosting platform, Rackspace Cloud Hosting. In addition, we involve management and operations personnel in our research and development efforts.

Competition

We operate in a highly competitive market that is evolving rapidly. Our principal areas of competition include:

Do-it-Yourself Solutions.    Businesses may choose to house and maintain their own IT systems or use a colocation provider to house the IT hardware and provide connectivity. Companies that provide colocation services include AT&T, Equinix, SAVVIS, Switch & Data, and telecommunications companies.

IT Outsourcing Providers.    Businesses may choose to outsource their entire IT system and computing operations to an IT outsourcing provider rather than use our hosting services. Companies that provide IT outsourcing include CSC, EDS, and IBM.

Hosting Providers.    Businesses may choose to use a hosting provider other than us to provide services and support for their IT systems. Companies besides us that are in this category include AT&T, IBM, Pipex, SAVVIS, Terremark, The Planet, and Verio. We also expect to face competition from new market entrants such as Microsoft, Google, and Amazon, who have already, or are expected to, offer hosting services, particularly in the “cloud” hosting area.

The primary competitive factors in our market are:

•	Customer service and technical expertise;

•	Security, reliability, and functionality;

•	Reputation and brand recognition;

•	Financial strength;

•	Breadth of services offered; and

•	Price.

We believe that our emphasis on customer service has and will continue to differentiate us over our competition. Also, our exclusive focus on providing hosting services has enabled us to develop significant hosting expertise. Finally, our model of operating large scale, centralized data center and support operations typically allows us to be more cost competitive than do-it-yourself or outsourcing.

Intellectual Property Rights

As of March 31, 2008, we had one patent in the U.S relating to a system and method of monitoring traffic inbound to a protected network. We do not consider this patent to be material to our business. We have no other patent applications pending. As of March 31, 2008, we had twenty-seven trademarks registered or pending in thirty jurisdictions, including the U.S., South America, the European Union, countries of the Asia-Pacific region, the Middle East, and Africa. Our primary marks are RACKSPACE, RACKSPACE HOSTING (with design) and FANATICAL SUPPORT. These marks are material to our business as they enable us to easily identify, market, and sell our services in the marketplace and are essential to our brand identity. We monitor the internet and trademark registries worldwide for activities that potentially infringe on our marks and take actions to enforce our trademark rights. We rely on a combination of patent, copyright, trademark, service mark, and trade secret laws in the relevant jurisdictions and contractual restrictions to establish and protect certain proprietary rights in our data, applications, and services. We rely on copyright laws to protect software and certain other elements of our proprietary technologies, although to date we have not registered for copyright protection. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we actively monitor access to our proprietary technologies.

The steps we have taken to protect our intellectual property rights may not be adequate or effective. Our patent may be contested, circumvented, found unenforceable, or invalidated, and therefore, we cannot predict with certainty the effect of having this patent. Additionally, despite the precautions and steps we have taken to protect our intellectual property rights, it might be possible for other parties to copy various aspects of our services model, and third parties may infringe or misappropriate our proprietary rights, reverse engineer, or otherwise use elements of our proprietary technologies without authorization. Competitors may also independently develop technologies that are substantially equivalent or superior to or otherwise competitive to the technologies we employ in our services, and we may be unable to prevent competitors from acquiring trademarks or service marks and other proprietary rights that are similar to, infringe upon, or diminish the value of our trademarks and service marks and our other proprietary rights. Failure to protect our proprietary rights adequately could significantly harm our competitive position and operating results, as could the successful development by competitors of competing technologies to the technologies we employ in our services.

In addition, we license third-party software and other technologies that are used in the provision of or incorporated into some elements of our services, and we may license additional technologies in the future. Licenses of third-party technologies may not continue to be available to us at a reasonable cost, or at all. The loss of any of such technologies could impair our ability to provide services to our customers or require us to obtain substitute technologies that may not have the same features or functionality or that may be of lower quality or performance standards or at a greater cost, which could significantly harm our competitive position and operating results.

There may be intellectual property rights held by others, including issued or pending patents, trademarks, and service marks, that cover significant aspects of our technologies, branding, or business methods, including technologies and intellectual property we have licensed from third parties. Companies in the technology industry, and other patent and trademark holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, service marks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We may in the future receive notices that claim we have misappropriated or misused other parties’ intellectual property rights. Any intellectual property claim against us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert the attention of our technical and management personnel. An adverse determination also could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe. For any intellectual property rights claim against us or our customers, we may have to pay damages, indemnify our customers against damages, or stop using technology or intellectual property found to be in violation of a third party’s rights. We may be unable to replace those technologies with technologies that have the same features or functionality and that are of equal quality and performance standards on commercially reasonable terms or at all. Licensing replacement technologies and intellectual property may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative non-infringing technology and intellectual property, which could require significant effort, time, and expense.

Government Regulation

As a provider of hosting services, we are not currently subject to direct federal, state or local government regulation, other than regulations applicable to businesses generally. However, the laws and regulations relating to the liability of network service providers continues to evolve in the U.S. and abroad as the use and popularity of the Internet continues to grow. Accordingly, laws and regulations are being and will likely continue to be adopted at the federal, state, and local levels, as well as in the foreign countries in which we operate, governing such issues as content liability, privacy, consumer protection, child protection, intellectual property, libel, taxation, mass circulation of unsolicited e-mail, gambling, pornography, law enforcement, and national security, among others. The implementation of any such legislation could result in direct or indirect regulation of hosting service providers and we may be subject to litigation. In that case, it is likely that we would have to implement additional policies and procedures, and incur additional costs, designed to assure our compliance with the particular legislation and to defend against any claims, which costs could be material to our business.

In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights, and other intellectual property issues, taxation, libel, obscenity, and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The adoption or application of any laws or regulations of this type might decrease the growth of the Internet, which in turn, could decrease the demand for our services, increase the cost of doing business or in some other manner harm our business.

Finally, the law relating to the liability of online services companies and Internet access providers for information carried on or disseminated through their networks remains largely unsettled. It is possible claims could be made against online services companies and Internet access providers under both U.S. and foreign law for defamation, obscenity, negligence, copyright, or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Application of existing, modified, or new legislation or regulations to our services and products could materially and adversely affect our business.

We cannot guarantee that future legislative, regulatory, or judicial changes in the U.S. or other countries in which we operate will not have a material adverse impact on our business. To the extent that future regulatory licenses or permissions are necessary or useful for us to provide our services, we currently expect that we would obtain those licenses and permissions and do not believe that such applications would be denied or that we would face processing delays that will have a material adverse effect on us. Moreover, if new laws or regulations are imposed on our industry, or existing regulations are extended to cover our specific services, we expect these regulations to apply to all similarly situated parties offering comparable services, including our competitors.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. Except as described below, we are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

In June 2008 we received a demand from Benjamin Rodriguez, a former consultant to the company, for a 1% interest in our stock in the form of options or warrants, or the cash equivalent thereof, which Mr. Rodriguez claims he is entitled to receive as compensation for services he performed for the company. We do not believe that Mr. Rodriguez is entitled to any additional compensation from us and intend to vigorously defend any such claim or demand. In response to this demand, on July 7, 2008 we filed a complaint against Benjamin Rodriguez in the District Court of Bexar County, Texas alleging that Mr. Rodriguez committed an intentional tort against the company by wrongfully attempting to extort payments from the company. We also seek a declaratory judgment that Mr. Rodriguez is not entitled to the interest in our stock or payments he has demanded and that he has been paid in full for all services previously rendered by him to the company.

Facilities

Existing Infrastructure

As of March 31, 2008, we provided our services through our offices and data centers, all of which are leased to us, including:

•	267,885 square feet of office space located in San Antonio, Texas; Austin, Texas; the London, U.K. area; Amsterdam, Netherlands, and Roanoke Virginia; and

•	114,749 technical square feet of data center space located in seven operating data centers in San Antonio, Texas; Grapevine, Texas; Herndon, Virginia; and the London, U.K. area.

The amounts described above do not include approximately 84,000 square feet of office space that we opened in the San Antonio, Texas area in May 2008, which will be our new headquarters, our new Slough, U.K. data center, which opened in June 2008, or any other data center expansion initiatives.

New Corporate Headquarters

We currently occupy approximately 178,119 square feet of office space in San Antonio, Texas under a lease that expires in December 2014. In order to address our future physical space needs, in 2007, we entered into a lease for approximately 67 acres of land and a 1.2 million square foot facility located in Windcrest, Texas, which is in the San Antonio, Texas area. This facility was a former shopping mall, the Windsor Park Mall, that had been previously vacated. In connection with this lease, we made an upfront payment of $32.7 million and have the right to purchase the property and improvements at any time for a nominal amount. We completed the first phase of the remodeling in May 2008, and are in the process of remodeling the rest of Windsor Park Mall to be used as our corporate headquarters and potentially as a data center. We began occupying approximately 84,000 square feet at the Windsor Park Mall in May, 2008. We believe this facility will provide enough office space for the next five to seven years.

Data Center Expansion Plans

Slough, U.K.    We have leased approximately 50,000 square feet of data center space in Slough, U.K., which we began occupying in June 2008. The initial lease term for this data center expires in 2028.

Grapevine, Texas.    We lease an approximately 144,000 square foot data center in Grapevine, Texas. 73,816 square feet is used for data center space, which includes approximately 53,460 square feet of technical floor space. We had previously built out this data center in two phases, including an initial phase of 33,616 technical square feet completed in October 2004 and second phase of 19,844 technical square feet completed in September 2007. We are in the process of building out a third phase of approximately 22,000 technical square feet. We expect to complete this third phase in the fourth quarter 2008. The majority of the remaining approximately 48,000 square feet houses data center infrastructure equipment and is, therefore, not available for further expansion. The initial lease term for this data center expires in 2015.

New U.S. Facility.    We are currently evaluating alternatives for a new data center in the U.S. We may use a portion of the 1.2 million square feet in the Windsor Park Mall as a data center. We are also evaluating other alternatives. We expect to select a location for this new data center by the end of 2008.

Hong Kong.    On July 3, 2008, we entered into a lease for 6,523 square feet of data center space in Hong Kong, with an additional 2,350 square feet of adjacent office space to be effective on August 1, 2008. The initial lease term for this data center expires in 2013.

Employees

As of March 31, 2008, we employed 2,254 Rackers. Of these employees, approximately 384 are engaged in sales and marketing, 1,076 in support and operations, and 794 in general and administrative. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppages. We believe that our relations with our employees are good.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, and position of each of our executive officers and directors.

Name	Age	Position(s)
Graham Weston(4)	44	Chairman and Director
A. Lanham Napier	37	President, Chief Executive Officer and Director
Bruce R. Knooihuizen	52	Senior Vice President, Chief Financial Officer and Treasurer
Glenn Reinus	55	Senior Vice President, Worldwide Sales
Alan Schoenbaum	51	Senior Vice President, General Counsel and Secretary
Lew Moorman	37	Senior Vice President and Chief Strategy Officer
David Belle-Isle	58	Senior Vice President, Human Resources
Klee Kleber	41	Vice President, Marketing and Product Development
Kiprian Miles	46	Vice President, Information Technology
Troy Toman	42	Vice President, Operations
John Lionato	45	Senior Vice President, Customer Care
S. James Bishkin(1)(3)(4)	50	Director
Frederic C. Hamilton, Jr.(1)(2)	52	Director
Palmer L. Moe(1)(2)(3)	64	Director
George J. Still, Jr.(2)(3)(4)	50	Director

(1)	Member of our Audit Committee
(2)	Member of our Compensation Committee
(3)	Member of our Nominating and Corporate Governance Committee
(4)	Member of our Real Estate and Finance Committee

Graham Weston has served as the Chairman of our board of directors since July 2005. He served as the Co-Chairman of our board of directors from August 2001 to July 2005 and as our chief executive officer from August 2001 to April 2006. Mr. Weston is also the Chief Executive Officer of Weston Properties, a real estate company which owns or manages industrial and office properties. He received his B.S. degree from Texas A&M University.

A. Lanham Napier has served as our chief executive officer since April 2006 and as our President and a member of our board of directors since August 2001. He served as our chief financial officer from May 2000 to January 2003. From June 1997 to April 2000, Mr. Napier served as a director for Silver Brands Partners, an investment company. From May 1993 to June 1995, he worked as an analyst for Merrill Lynch and Co., an investment-banking firm. Mr. Napier received his B.A. in economics from Rice University and his M.B.A. from Harvard University.

Bruce R. Knooihuizen has served as our Senior Vice President, chief financial officer and Treasurer since he joined us in February 2008. From 1996 until February 2008, Mr. Knooihuizen was Executive Vice President and Chief Financial Officer of Dobson Communications, a provider of rural and suburban wireless telephone services. From 1994 to 1996, Mr. Knooihuizen was Chief Financial Officer and Secretary for The Westlink Co. in San Diego, a wireless provider which was formerly an operating unit of US West. Previously, he was Treasurer and Controller of Ameritech Cellular from 1990 to 1994; Director, Accounting Operations of Ameritech Applied Technologies from 1988 to 1990; and Controller of Ameritech Properties in 1988, all located in Chicago. From 1980 to 1988, he held various financial and accounting positions with The Ohio Bell Telephone Company. Mr. Knooihuizen received his B.S. in finance from Miami University in Oxford, Ohio and his M.B.A in finance from the University of Cincinnati.

Glenn Reinus has served as our Senior Vice President, Worldwide Sales since he joined us in March 2003. From 1998 until August 2001, Mr. Reinus was Vice President, Corporate Business of WebEx, a leading provider of Web communications services. From 1996 until 1998, Mr. Reinus served as Vice President of Business Development of BackWeb Technologies, an automated knowledge distribution solutions company. From 1995 to 1996, Mr. Reinus served as Assistant General Manager for the Internet Business Unit and Senior Director of Business Development at Quarterdeck Corporation. Mr. Reinus received his B.S. in marketing and business administration from California State University, Northridge.

Alan Schoenbaum has served as our Senior Vice President, General Counsel and Secretary since he joined us in December 2005. From 1991 until December 2005, Mr. Schoenbaum was a partner in the San Antonio office of the law firm Akin Gump Strauss Hauer & Feld LLP. He received his B.A. in English and his law degree from the University of Texas at Austin.

Lew Moorman has served as our Senior Vice President and Chief Strategy Officer since April 2008. Prior to that time, Mr. Moorman served as our Senior Vice President, Strategy and Corporate Development from January 2004 until April 2008, as our Chief Marketing Officer from 2001 to December 2003 and as our Vice President, Strategy and Product Development from 2000 to 2001. Before joining Rackspace, Mr. Moorman held several positions at the management consulting firm McKinsey & Company, advising a variety of high technology clients on critical strategic issues. Mr. Moorman received his B.A. from Duke University and his law degree from Stanford Law School.

David Belle-Isle has served as our Senior Vice President, Human Resources since he joined us in October 2007. From 2004 until October 2007, Mr. Belle-Isle was Senior Vice President, Organization and Process Excellence at Intuit, a leading provider of personal and business financial management software. From 2001 until 2004, he was Vice President, Human Resources and Organizational Excellence at Intuit. From 2000 until 2001, Mr. Belle-Isle was Chief People Officer at Leapsource, a business processing outsource provider. From 1994 to 2000, he was founder and Chief Executive Officer of Insight Consulting, a human resources consulting firm. Mr. Belle-Isle received his B.S. and M.S. degrees from Springfield College and his Ph.D. in human and organizational development from the University of Northern Colorado.

Klee Kleber has served as our Vice President, Marketing and Product Development since he joined us in March 2007. From 2004 until March 2007, Mr. Kleber was Vice President, Marketing for Segway, the manufacturer and distributor of the Segway Personal Transporter. From 2003 until 2004, he managed U.S. marketing for Dell’s corporate desktop and notebook lines. From 2000 until 2003, he was a Vice President and General Manager in Dell’s European operation, serving in Germany and the U.K. From 1998 until 2000, he led Dell’s U.S. consumer marketing organization. From 1997 until 1998, he ran marketing for Dell in Japan. From 1994 until 1997, he managed domestic product marketing for Dell’s consumer and small-business product lines. Mr. Kleber received his B.A. degree in economics and German from Rice University and his M.B.A. from the Wharton School at the University of Pennsylvania.

Kiprian Miles has served as our Vice President, Information Technology since he joined us in May 2007. From 2002 until May 2007, Mr. Miles served as Vice President, Chief Information Officer of Golfsmith International Holdings, a leading retailer of golf equipment, apparel and accessories. From 1999 until 2002, Mr. Miles was Vice President, Marketing Systems and Chief Architect at Office Depot and was responsible for technology decisions, information infrastructure, and marketing and sales support systems. From 1997 to 1999, Mr. Miles was Chief Architect at Alcoa, where he was responsible for developing and managing the technology infrastructure. Mr. Miles received his B.S. in physics from the University of Michigan-Dearborn.

Troy Toman has served as our Vice President, Operations since he joined us in September 2006. From 2004 until September 2006, he was Vice President of Marketing at Kazeon Systems, an information access technology company which provides e-discovery solutions. From 2003 until 2004, Mr. Toman was senior director, utility computing at Veritas Software, a storage management software company which was acquired by Symantec in 2005. From 1998 until 2002, Mr. Toman was Vice President and General Manager, Search Division at Inktomi Corporation, a software company which was acquired by Yahoo! Inc. in 2002. From 1996 until 1998, Mr. Toman was Group Marketing Manager, Java OS at Sun Microsystems. From 1988 until 1996, he was Program Director, AIX Solution Developer Programs at IBM. Mr. Toman received his B.S. in computer sciences from Texas A&M University.

John Lionato has served as our Senior Vice President, Customer Care since he joined us in May 2008. From January 2006 until March 2008, Mr. Lionato was a Vice President at Intuit in its Information Technology organization where he led business intelligence and employee support. From September 2004 to December 2005, he was the Center of Excellence Leader for Intuit’s Process Excellence organization where he was also the executive coach to Intuit’s CIO and the IT leadership team. From May 2002 until August 2004, Mr. Lionato was the Global Support Leader for Intuit’s Outsourced Payroll division at which time he also served as a director on the board of directors of CRI, Inc., a wholly owned division of Intuit. From January 2001 until April 2002, Mr. Lionato was the Supportability Leader in the Quickbooks division of Intuit. Prior to joining Intuit, Mr. Lionato held a variety of leadership positions at General Electric in Information Technology, Mergers & Acquisitions, Operations, and Quality. Mr. Lionato received his B.S. in Psychology from Fordham University in NY and his law degree from Quinnipiac University College of Law in Connecticut.

S. James Bishkin has served as a member of our board of directors since November 2005. He has served as the president of the general partner of Isom Capital Partners I through IV, whose primary purposes are to manage their investments in Rackspace since December 1999, November 2000, November 2000, and October 2005, respectively. Since August 2001, Mr. Bishkin has been actively involved as a real estate development partner in SV 2020 Joint Venture developing, constructing, managing, and owning self storage properties. From 1999 until 2002, he was a development partner with Shurgard Storage Centers, a real estate investment trust. Prior to that he founded and served as President of Emmis Mortgage, a company specializing in the acquisition of real estate backed commercial paper. He has co-founded other businesses, including Grounds Control, a commercial landscape business, which was sold in 1998. Mr. Bishkin has been active in various real estate development and acquisition partnerships since 1983. He received his B.A. from the University of Texas in Austin and his M.B.A from Southern Methodist University.

Frederic C. Hamilton, Jr. has served as a member of our board of directors since August 2001. Mr. Hamilton is the founder of APW Holdings, L.C., a private investment company owning and managing investments in a variety of industries, and has served as its manager for the last sixteen years. Mr. Hamilton is the Chairman of our compensation committee. Mr. Hamilton also serves on the board of directors for Credicard National Bank. He received his B.A. in economics from the University of Denver and his M.B.A from Babson College.

Palmer L. Moe has served as a member of our board of directors since August 2001. Mr. Moe is also the Managing Director of Kronkosky Charitable Foundation in San Antonio, Texas, a position he has held since 1997. Mr. Moe was a partner of Arthur Andersen & Co., an accounting firm, and worked in its San Antonio, Houston and Denver offices from 1965 to 1983. From 1983 until 1992, he served as President and Chief Operating Officer and a director of Valero Energy Corporation, an energy company. Mr. Moe is Chairman of the audit committee of our board of directors. Mr. Moe also serves on the boards of Whiting Petroleum Corporation and a private company. He received his Bachelor’s Degree in accounting from the University of Denver and completed the Senior Executive Development Course at the Alfred P. Sloan School of Management at the Massachusetts Institute of Technology.

George J. Still, Jr. has served as a member of our board of directors since November 2006. He initially led the company’s first institutional venture financing in 2000. Mr. Still joined Norwest Venture Partners, a venture capital firm, in 1989 and has served as a managing partner of Norwest Venture Partners since October 1994, where he focuses on investments in software, services, systems and consumer / Internet technologies. He also serves on the board of other private companies. Previously, Mr. Still worked for Ernst & Young, an accounting firm, in San Francisco and later as a Partner with Centennial Funds, a venture capital firm based in Denver, Colorado. Mr. Still served as a director of the National Venture Capital Association from 1995 to 2000 and on the Stanford Business School Venture Capital Trust from 1997 to 2001. Mr. Still is Chairman of the real estate and finance committee for our board of directors. Mr. Still also serves on the board of directors for the Lucile Packard Foundation for Children’s Health. He received his B.S. from Pennsylvania State University and his M.B.A. from Dartmouth College, where he currently serves on the board of advisors of the Center for Private Equity and Entrepreneurship, Tuck School of Business.

Board Composition

Our board of directors is currently comprised of six members. Our restated certificate of incorporation permits our board of directors to establish by resolution the authorized number of members of our board.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors has determined that Messrs. Bishkin, Hamilton, Moe, and Still, representing four of our six directors, are independent directors as defined in accordance with the listing requirements of the New York Stock Exchange. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management.

Selection Arrangements

Each of Messrs. Bishkin, Hamilton, Moe, and Still were elected to our board of directors according to the terms of a stockholders’ agreement, dated August 21, 2001, as amended, which we entered into with certain holders of our common stock and preferred stock. Pursuant to this agreement, the parties agreed to vote the shares of our stock held by them to elect to our board of directors the designee or designees of certain of our stockholders or groups of stockholders. The stockholders’ agreement will be terminated upon the closing of this offering, and there will be no further contractual obligations to which the company is a party regarding the election of our directors.

Classified Board

Our restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, each serving a staggered three-year term. As a result, commencing with our 2009 annual meeting of stockholders, one class, which will be comprised of only a portion of our board of directors, will be elected at each annual meeting for three-year terms. Our board of directors is classified as follows:

•	S. James Bishkin and Frederic C. Hamilton, Jr. are designated Class I directors whose term will expire at the 2009 annual meeting of stockholders;

•	George J. Still, Jr. and A. Lanham Napier are designated Class II directors whose term will expire at the 2010 annual meeting of stockholders; and

•	Graham Weston and Palmer L. Moe are designated Class III directors whose term will expire at the 2011 annual meeting of stockholders.

Our restated certificate of incorporation also provides that the number of authorized directors shall be determined from time to time by resolution of the board of directors. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. Our restated certificate of incorporation further provides for the removal of a director only with cause and by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, and a real estate and finance committee. Pursuant to our amended and restated bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations.

Audit Committee

Our audit committee consists of Palmer L. Moe (chairman), S. James Bishkin, and Frederic C. Hamilton, Jr. Our board of directors has determined that each member of our audit committee meets the requirements for audit committee independence purposes and financial literacy under the rules and regulations of the SEC and the listing requirements of the New York Stock Exchange, and that Palmer L. Moe qualifies as an audit committee financial expert, under SEC rules and regulations and the financial sophistication requirements of the New York Stock Exchange. Our audit committee is responsible for, among other things, selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors; evaluating the qualifications, performance, and independence of our independent auditors; monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; reviewing the adequacy and effectiveness of our internal control policies and procedures; discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee consists of Frederic C. Hamilton, Jr. (chairman), Palmer L. Moe, and George J. Still, Jr. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the New York Stock Exchange, is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. Our compensation committee is responsible for, among other things, reviewing and recommending to our board of directors for approval the salary, bonus, incentive, and equity compensation for our chief executive officer, other executive officers, and directors; reviewing and making recommendations to our board of directors regarding incentive compensation and employee stock purchase and other equity plans; administering our 2007 Long-Term Incentive Plan and 2008 Employee Stock Purchase Plan; and preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Corporate Governance Committee

Our board of directors has established a nominating and corporate governance committee that, effective upon the completion of this offering, will consist of Palmer L. Moe (chairman), George J. Still, Jr., and S. James Bishkin. Our board of directors has determined that each designated member of our nominating and corporate governance committee meets the requirements for independence under the requirements of the New York Stock Exchange. The nominating and corporate governance committee will be responsible for, among other things, developing and recommending to our board of directors our corporate governance guidelines, identifying individuals qualified to become board members, overseeing the evaluation of the performance of the board of directors, selecting the director nominees for the next annual meeting of stockholders, and selecting director candidates to fill any vacancies on the board of directors.

Real Estate and Finance Committee

Our finance and real estate committee consists of George J. Still, Jr. (chairman), Graham Weston, and S. James Bishkin. The real estate and finance committee is responsible for developing plans and making recommendations to our board of directors with respect to various financing and real estate issues.

Codes of Ethics and Business Conduct

Our board of directors has adopted a code of business conduct and ethics. The code of business conduct and ethics will apply to all of our employees, officers, and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct and ethics will be posted on our website at www.rackspace.com under the Investor Relations section. We intend to disclose future amendments to our code of business conduct and ethics, or certain waivers of such provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Director Compensation

Effective April 1, 2008, we amended our director compensation program to provide that we will grant shares of our common stock having a fair market value on the date of grant equal to $15,000 to each non-employee director on a quarterly basis, resulting in annualized stock compensation of $60,000 per non-employee director. Each grant will occur immediately following the completion of the applicable quarter. The fair market value will be measured at the close of the last business day of the quarter.

Each non-employee director will also receive additional compensation as follows:

•	$36,000 annually; plus

•	$19,000 annually for service as chairperson of the audit committee; plus

•	$14,000 annually for service as chairperson of each committee, other than the audit committee; plus

•	$9,000 annually for service as a member of each committee (other than as the chairperson of such committee).

All of the additional compensation may be paid in either cash or our common stock at the option of the non-employee director. This election was made by each non-employee director prior to the effectiveness of the new program and shall be effective until such director’s reelection to our board of directors or earlier resignation or removal. Generally, each non-employee director’s election for successive terms of service shall be determined and communicated to our General Counsel no more than 15 days after commencement of such term of service, unless such election would be made during any period of time our directors are subject to trading restrictions imposed on them by us or applicable law. If no election is made with respect to a non-employee director’s term of service, all payments for such term shall be made in cash. A pro rata portion of each annual payment is earned on a monthly basis. Cash for the additional compensation will generally be paid on a monthly basis, while shares will generally be granted immediately following the completion of the applicable quarter. The fair market value will be determined as of the close of the last business day of the quarter.

For a non-employee director’s first compensation period of service on our board or any committee thereof, each compensation amount for such period is pro rated based on the number of days served up until the last day of such period. Following the closing of this offering, the fair market value of the shares granted to each non-employee director shall be set based on the closing price of our common stock on the date of grant. Members of our board of directors are reimbursed for certain travel expenses in connection with attendance at board and committee meetings.

Employee directors are not compensated for their service as directors.

From October 1, 2007 to December 31, 2007, pursuant to our director compensation as then in effect we granted shares of our common stock having a fair market value on the date of grant equal to $12,500 to each non-employee director that had not already received a stock grant related to service for 2008 on a quarterly basis, resulting in annualized stock compensation of $50,000 per non-employee director. From January 1, 2008 to March 31, 2008, the stock grant was applicable to all non-employee directors. Each grant occurred immediately following the completion of the applicable quarter. The fair market value was determined as of the close of the last business day of the quarter.

Each non-employee director also received under this director compensation program additional compensation as follows:

•	$30,000 annually; plus

•	$15,000 annually for service as chairperson of the audit committee; plus

•	$10,000 annually for service as chairperson of each committee, other than the audit committee; plus

•	$5,000 annually for service as a member of each committee (other than as the chairperson of such committee); plus

•	$1,000 for every board or committee meeting attended in person; plus

•	$500 for every board or committee meeting attended by telephone or video conference.

All of this compensation was paid in either cash or our common stock, valued at the fair market value as determined as of the close of the last business day of the quarter, or any combination thereof, at the option of the non-employee director. The allocation between cash and stock was determined by each non-employee director and communicated to our General Counsel within 30 days after joining our board, and for 2008, on or before December 31, 2007. A pro rata portion of each annual payment was earned on a monthly basis. Cash amounts were paid promptly following the fourth quarter of 2007 and thereafter promptly following the last day of each month and shares were granted immediately following the applicable quarter. The fair market value was measured at the close of the last business day of the quarter.

Prior to October 1, 2007, each non-employee director received a grant of 7,895 shares of our common stock per year. In addition, each non-employee director received $15,000 in annual cash compensation during such period. Each non-employee director who served as chairperson of our audit committee or our compensation committee received additional annual cash compensation of $10,000 or $5,000, respectively. Each non-employee director who served as a member of our audit or compensation committees received $2,500 annually. A pro rata portion of each annual payment was earned on a monthly basis.

The following table sets forth the annual director compensation paid or accrued by us to individuals who were directors during any part of 2007. The table excludes Messrs. Weston and Napier, who are employees of the company and who do not receive any additional compensation from us for their roles as directors. Mr. Weston is a Rackspace Hosting employee and received compensation for 2007 of $215,654, which represented Mr. Weston’s base salary for 2007. Mr. Weston does not receive any compensation for his service to the board of directors.

Director Compensation for Year Ended December 31, 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Total ($)
Palmer L. Moe	40,583	39,001	(2)	79,584
S. James Bishkin	30,667	39,001	(3)	69,668
Fred C. Hamilton, Jr.	30,667	39,001	(4)	69,668
George J. Still, Jr.	14,167	49,751	(5)	63,918

Former Director
James F. Clingman, Jr.	—	15,333	(6)	15,333

(1)	For awards of stock, the dollar amount recognized for financial statement reporting purposes with respect to 2007 is determined in accordance with FAS 123R.
(2)	The grant date fair value calculated pursuant to SFAS 123R of the stock awards issued in fiscal 2007 to Mr. Moe was $4.94.
(3)	The grant date fair value calculated pursuant to SFAS 123R of the stock awards issued in fiscal 2007 to Mr. Bishkin was $4.94.
(4)	The grant date fair value calculated pursuant to SFAS 123R of the stock awards issued in fiscal 2007 to Mr. Hamilton was $4.94.
(5)	Mr. Still assigned the right to receive this stock award to Norwest Venture Partners VIII, L.P. The grant date fair value calculated pursuant to SFAS 123R of the stock awards issued in fiscal 2007 to Mr. Still was $4.94, totaling $39,001. Also, Mr. Still earned $10,750 for his services to us in 2007, and he elected to receive such compensation in shares of our common stock, which he has assigned to Norwest Venture Partners VIII, L.P. The shares were issued to Norwest Venture Partners VIII, L.P. in 2008.
(6)	Mr. Clingman joined the board on October 30, 2007. The shares issued to Mr. Clingman for service in 2007 were issued to him in 2008. Mr. Clingman earned $15,333 for his services to us in 2007, and he elected to receive such compensation in shares of our common stock. Mr. Clingman resigned from the board of directors on April 25, 2008.

Compensation Committee Interlocks and Insider Participation

No current member of our compensation committee has ever been an officer or employee of ours. None of our executive officers serves, or has served during the past fiscal year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2007 and 2008 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. In addition, this discussion contains performance objectives established by us for 2008 solely with respect to our compensation programs. Such performance objectives do not constitute guidance regarding our expected future operating results.

Compensation Philosophy and Objectives

Our executive compensation program seeks to attract and retain talented, qualified senior executives to manage and lead our company and to motivate them to pursue and achieve our corporate objectives. We have created a compensation program that includes short-term and long-term components, cash and equity elements, and fixed and performance contingent payments in proportions that we believe will provide appropriate incentives to reward our executives and help to:

•

Support our performance-based approach to managing total compensation in order to foster a goal oriented, highly-motivated management team whose members have a clear understanding of our business strategies and priorities for growth;

•	Improve organizational excellence and align our executives’ objectives with our mission and goals, as well as with the interests of our stockholders; and

•	Share risks and rewards with employees at all levels.

Based on this philosophy, we seek to reward our executive officers as and when we achieve our goals and objectives and to generate stockholder returns by giving significant weight to performance-based compensation. A significant portion of the compensation for our executive officers is “at risk” based on the achievement of established goals, which we believe aligns their interests with the interests of our stockholders.

As our organizational priorities continue to evolve, we intend to continue to re-evaluate as circumstances dictate, but at least on an annual basis, each component of our executive compensation program on a quantitative and qualitative basis to determine if the program is achieving its objectives. We anticipate making new awards and adjustments to the components of our executive compensation program in connection with our yearly compensation review and based upon the recommendations to the compensation committee by our chief executive officer or other members of management, as appropriate.

Role of the Compensation Committee in Setting Executive Compensation

The compensation committee of our board of directors has overall responsibility for recommending to our board of directors the compensation of our chief executive officer and determining the compensation of our other executive officers. Members of the committee are appointed by the board. Currently, the committee consists of three members of the board, Messrs. Hamilton, Moe, and Still, none of whom are executive officers of the company, and each of whom is an outside director for purposes of Section 162(m) of the Internal Revenue Code. See the section entitled “Management—Committees of our Board of Directors—Compensation Committee.”

The compensation committee has the authority to engage the services of outside consultants to assist it. The compensation committee retained Frederic W. Cook & Co., Inc., or Cook, as its compensation consultant in 2006 to advise the compensation committee in matters related to executive and director compensation for 2007. The compensation committee did not engage Cook or any other compensation consultant to assist it in the structuring and determination of executive compensation for 2008, and instead relied on other sources as described below.

Total compensation targets for individual executives are based on an annual evaluation of the company’s performance, the executive’s performance, comparable peer group data, and market survey data. The evaluation of individual performance is done by the compensation committee, in the case of the chief executive officer, and by the chief executive officer, in the case of other executives. The chief executive officer meets regularly with the compensation committee to discuss executive compensation matters and to make recommendations to the compensation committee with respect to other executives. The compensation committee may modify individual compensation components for executives other than the chief executive officer after reviewing the chief executive officer’s recommendations. The compensation committee and the chief executive officer will also seek input from the senior vice president, human resources and third party compensation consultants, and take other steps they determine necessary or appropriate, including relying on their respective experience, in determining appropriate compensation levels for the executives.

Although many compensation decisions are made in the first quarter of the calendar year, the compensation evaluation process is ongoing. Compensation discussions and decisions are designed to promote our fundamental business objectives and strategy. Evaluation of management performance and rewards are performed quarterly or more often as needed. The compensation committee has the discretion to adjust a component of compensation during the year in the event that it determines that circumstances warrant.

The compensation committee has taken the following steps to ensure that executive compensation and benefit policies are consistent with both our compensation philosophy and our corporate governance guidelines:

•	It has evaluated our compensation practices and assisted in developing and implementing the executive compensation policy;

•

It has established a practice, in accordance with the rules of the New York Stock Exchange, of reviewing the performance and determining the compensation earned, paid, or awarded to our chief executive officer independent of input from him; and

•

It has established a policy, in accordance with the rules of the New York Stock Exchange, of reviewing on an annual basis the performance of our other executive officers with assistance from the chief executive officer and determining what it believes to be appropriate total compensation for these executive officers.

Components of Executive Compensation

Our executive compensation program consists of the following components: base salary, cash incentive bonuses, and long-term equity-based incentive awards, as further described below. We believe that each individual component is useful in achieving one or more of the objectives of our program. Together, we believe these components have been and will continue to be effective in achieving our overall objectives.

•	Base salary is utilized to provide financial stability, recognize immediate contributions, and compensate for significant responsibilities.

•

Bonuses are utilized to encourage executives to deliver on short-term financial and operating goals and to ensure that a meaningful portion of compensation is based upon short-term performance in accordance with our “performance-based pay” philosophy.

•

Equity awards are utilized to balance executives’ short-term thinking with a longer term perspective, reward for innovation, ensure alignment with stockholder interests, and attract and retain key talent.

Our executives’ total compensation may vary significantly from year to year based on the results of the company, their business unit results, and individual performance.

Weighting of Compensation Components; Competitive Market Review

Weight of Compensation Components

We do not use pre-defined ratios in determining the allocation of compensation between base salary, bonus, and equity components. Rather, we set each executive’s total compensation based on market conditions, geographic considerations, peer group data, and other factors. Our compensation policies related to executive compensation apply equally to all of our named executive officers. Differences in compensation levels among our executives generally reflect differing skill sets, experience, responsibilities, and relative contributions.

Defining the Market

One set of benchmarks the compensation committee utilized in determining compensation in 2007 and 2008 included the use of two market references to compare total compensation for our executives to those in the market:

•

Privately-Held Companies Survey. An executive survey performed by Radford Surveys + Consulting, an Aon Consulting Company, or the Radford Executive Survey, of compensation among pre-IPO and venture capital backed technology companies having revenue between $200 and $500 million; and

•	Select Peer Group. Publicly available data for a group of twenty-one publicly-traded companies with a financial profile similar to Rackspace Hosting, or the Peer Group.

The Peer Group was developed by Cook and used by the compensation committee to identify other companies having financial profiles similar to Rackspace Hosting based on revenue, net income, market capitalization, and number of employees, as well as companies with similar Global Industry Classification Standard, GICS, industry classification. The peer group consists of the following organizations:

Akamai Technologies, Inc. Analysts International Corporation Cbeyond, Inc. Computer Task Group, Incorporated Covad Communications Group Inc. Covansys Corporation Digital River, Inc.	Equinix, Inc. Internap Network Services Corporation Kanbay International, Inc. MTM Technologies, Inc. NaviSite, Inc. Perficient, Inc. PFSweb, Inc.	Red Hat, Inc. Salesforce.com, Inc. Sapient Corporation SAVVIS, Inc. Time Warner Telecom, Inc. Vignette Corporation WebEx Communications, Inc.

As pointed out, the Peer Group was used as a benchmark for compensation in both 2007 and 2008, but the makeup of the group will be re-evaluated by the compensation committee on a biannual basis to ensure that we are using the appropriate peer companies for benchmarking purposes.

The compensation committee compared the primary components of compensation for each of our executive officer’s respective positions against their respective counterparts in both the Peer Group and the Radford Executive Survey to ensure that we continue to offer competitive compensation packages to our executives. Because we expect our executives’ individual performance to exceed that of the peer group, we expect total compensation will exceed the median for the companies in the peer group.

The compensation committee also considered internal pay equity, taking into account relative responsibilities, in establishing the components of executive compensation for each of our executives.

Cash Compensation

With respect to cash compensation, we compared the median total cash compensation amounts for executives of companies in the Peer Group and the Radford Executive Survey to determine whether total potential cash compensation for each of our executive officers, which includes salary and bonus, was comparable to the median for total cash compensation within each of the reference groups, except in the case of our chief executive officer and our Managing Director, Rackspace EMEA. Total cash compensation for each of the named executive officers, other than our chief executive officer, for 2007 fell at or within 20% below the median for each of the reference groups. Total cash compensation for our chief executive officer for 2007 was approximately 50% of the median for each of the reference groups due to his substantial ownership of Rackspace Hosting common stock. The companies in the Peer Group generally did not have, and the Radford Executive Survey did not track, relevant data for counterpart executives to our Managing Director, Rackspace EMEA. Accordingly, his cash compensation for 2007 and 2008 was not benchmarked against these reference groups, but was determined by us as the result of negotiations in connection with the commencement of his employment. Drawing on consultation with Cook and their general experience, our compensation committee determined that his cash compensation was competitive, but did not establish an objective market range in making such determination. Our Managing Director, Rackspace EMEA’s cash compensation was paid in British pounds, which amounts are expressed in this “Compensation Discussion and Analysis” in both British pounds and U.S. dollars based on an exchange rate of 2.03 U.S. dollars per British pound, the average exchange rate during the period from the commencement of his employment on June 29, 2007 through December 31, 2007. Our Managing Director, Rackspace EMEA terminated his employment effective in June 2008.

Base Salaries

We utilize base salary as a principal means of providing compensation for performing the essential elements of an executive officer’s job. We believe our base salaries are set at levels that allow us to attract and retain executives in the markets in which we compete for talent. Based upon our review of base salaries for executive officers of companies within the Peer Group and the Radford Executive Survey, we believe base salaries for our named executive officers are competitive with companies of a similar size with a financial profile similar to ours and further, reflect our named executive officers’ current and expected contribution towards achievement of company goals.

The compensation committee generally targets base salaries for executives to be at or below the median for the Peer Group and the Radford Executive Survey, as every executive has been granted a significant number of stock options, relative to their base salary, which will have significant value to them if our performance exceeds that of our competitors. For example, the median base salary for chief executive officers in the Peer Group for 2006 was $414,000 and median base salary for chief executive officers of the companies in the Radford Executive Survey for 2006 was $454,000. As indicated below, our chief executive officer’s base salary was $265,000 for 2007 and was increased to $350,000 effective January 1, 2008. Median base salaries for other named executive officers of companies within the Peer Group for 2006 ranged from $252,000 to $263,000. Median salaries for vice president of marketing and director of EMEA were not included in the Peer Group results. Median base salaries for other named executive officers in the 2006 survey data ranged from $190,000 to $293,000.

As indicated below, for 2007, annual salaries for our named executive officers other than our chief executive officer ranged from $200,000 to $386,164 for 2007 and were increased to range from $206,000 to $401,611 for 2008. Base salaries for our Managing Director, Rackspace EMEA of $386,164 (or £190,000) and $401,611 (or £197,600) for 2007 and 2008, respectively, were each on the upper ends of these base salary ranges. This is primarily due to the position being located in London, U.K., which has a relatively higher cost of living than San Antonio, Texas, and the rate of exchange from British pounds to U.S. dollars.

As a result of our 2008 compensation review process:

•	Mr. Napier, our chief executive officer, received a salary increase from $265,000 for 2007 to $350,000 for 2008;

•	Mr. Reinus, our Senior Vice President, Worldwide Sales, received a salary increase from $201,971 for 2007 to $229,237 for 2008;

•	Mr. Kleber, our Vice President, Marketing and Product Development, received a salary increase from $200,000 for 2007 to $206,000 for 2008; and

•	Mr. Loewe, our former Managing Director, Rackspace EMEA, received a salary increase from $386,164 (or £190,000) for 2007 to $401,611 (or £197,600) for 2008.

Base salaries were increased in 2008 for these named executive officers to reflect their additional responsibilities, to adjust for inflation, and to award them for the company’s performance in 2007. We did not apply an objective formula to weight each of these factors in determining the total amount of each increase. Variances in the amount of salary increases among these officers were set to calibrate internal equity, reward performance, and adjust for market competitiveness. Base salary for our chief executive officer was increased from approximately 60% to approximately 80% of the median for each of these reference groups in recognition of his excellent performance and to bring it closer to the median for these reference groups. Base salaries for our Managing Director, Rackspace EMEA and our Vice President, Marketing and Product Development were increased by 4% and 3%, respectively, as part of a broad based increase in average base salaries of our employees averaging approximately 4%, with the exact size of each increase based on individual performance and other factors. Specifically, the base salary of our Managing Director, Rackspace EMEA was increased in recognition of the increase in sales of our U.K. and European operations, and the base salary of our Vice President, Marketing and Product Development was increased in recognition of additional responsibilities assumed by him due to the expansion of his group to include additional product responsibilities. Base salary for our Senior Vice President, Worldwide Sales was increased by approximately 13.5% as the result of performance and to reflect increased responsibilities.

Mr. Knooihuizen, our chief financial officer, became an employee in February 2008 and receives a base salary of $350,000. Mr. Knooihuizen’s salary was determined based on negotiations with the company and benchmarked against compensation for chief financial officers of companies in the Peer Group and the Radford Executive Survey. Mr. Knooihuizen’s salary is approximately 15% higher than these median salaries.

The base salary of our named executive officers will be reviewed on an annual basis and adjustments will be made to reflect performance-based factors, as well as competitive conditions. We have not applied, and do not intend to apply, specific formulas to determine increases. As we have in the past, we may refer to private and public company surveys, as well as data for other public companies and compare our base salary against those we consider to be appropriate market comparables. Where it is determined that our base salary is not competitive, market data may inform, but will not be the sole basis for, decisions to adjust base salary. The compensation committee expects to review executive salaries in the first quarter of each year, with any adjustments to be effective in that quarter.

Cash Bonus

The company’s named executive officers participate in our non-equity incentive plan, or NEIP, along with all employees not covered by any other performance incentive plans designed for sales, product development, and support staff.

The NEIP is designed to reward executives and other employees for the achievement of our financial and strategic goals. Target payout levels correspond to our performance against the economic objectives discussed below. The compensation committee believes this program aligns executive rewards to execution on those activities that drive measurable success and progress against our growth strategies. The compensation committee believes this program provides a direct and measurable way to align the executive’s goals with our corporate objectives of building high performing teams of talented and engaged Rackers, creating loyal customers, and increasing revenue, profit, and stockholder value. Achievement of the goals requires a sustained high level of performance.

Target bonus amounts for our named executive officers are generally based on a pre-established percentage of an executive’s base salary, typically ranging from 40% to 70% of the executive’s annual salary depending on the executive’s responsibilities with the company. The target bonus percentages are periodically reviewed taking into account changes in competitive market data. The compensation committee believes that by keeping base salary competitive it is likely that the target bonus amounts should normally continue to be competitive. The compensation committee has the discretion to increase or decrease a payout under the NEIP at any time in the event that it determines that circumstances warrant adjustment or to pay bonuses outside of the NEIP in its sole discretion.

As a percentage of salary, target bonus amounts for each of our named executive officers, other than the chief executive officer, generally fall within 20% of median bonus amounts for executive officers in similar positions at companies in the Peer Group and the Radford Executive Survey. The median bonus amounts as a percentage of base salary for 2006 for named executive officers other than chief executive officers at companies within the Peer Group and the Radford Executive Survey data ranged from 32% and 60%. As indicated below, target bonus amounts as a percentage of base salary for our named executive officers other than our chief executive officer ranged from 40% to 69% for 2007 and range from 40% to 69% for 2008. Actual bonus amounts paid to these named executive officers for 2007 (other than Major Horton, our former chief financial officer who terminated his employment during 2007) ranged from $62,484 to $127,224, or 39% to 63% of his base salary. The median bonus amounts as a percentage of base salary for chief executive officers at companies in the Peer Group and the Radford Executive Survey for 2006 were 100% and 95%, respectively. As indicated below, our chief executive officer’s target bonus amount was $132,500, or 50% of his base salary, for 2007, with an actual bonus paid of $119,568, or 45% of his base salary, and his target bonus is $245,000 for 2008, or 70% of his base salary.

The 2007 quarterly NEIP payout amounts were calculated based on company performance against specific financial objectives relating to economic profit, which is primarily a measurement of profitability after making certain adjustments to GAAP profits, including deducting the opportunity cost of equity capital and a number of other factors relating to capital investments.

For 2007, the company established targets with respect to improvements in economic profit from quarter to quarter. For the first half of 2007, the NEIP required a quarterly improvement in economic profit in order to declare a bonus of 100%. Due to the start of our investment phase at the beginning of 2007, our economic profit declined from the fourth quarter of 2006 to the first quarter of 2007 and declined further in the second quarter of 2007, leading to two quarters in which the company failed to meet its quarterly economic profit targets.

The NEIP was calibrated with two main parameters: 1) A quarterly improvement target and 2) an “interval,” which determines the pay-to-performance sensitivity of the bonus plan. With those parameters defined, bonus attainment can then be calculated as follows:

Bonus attainment = 1 + (Actual Economic Profit – Target Economic Profit) / Interval

As can be seen from the equation above, the interval is the determining factor as to how the difference between actual and target performance translates into over- or under-attainment in the bonus. The smaller the interval, the more the bonus attainment will react to over or underachievement with respect to economic profit. As such, the purpose of the interval is to determine the pay-to-performance sensitivity of the non-equity incentive plan. The advantage of choosing a small interval is to create high pay-to-performance sensitivity and therefore strong incentives for the plan participants to increase economic profit. The disadvantage of a small interval is that it also increases the total compensation risk of the plan participants, as bonus attainments become inherently more volatile. Choosing a numerical value for the interval therefore requires striking a balance between incentive strength and total compensation risk.

The interval that was applicable for the first quarter of 2007 was determined in December of 2005. The basis for this determination was the annual financial plan for 2006 that was submitted and approved by our board of directors. A series of scenarios was applied to this base case plan to illustrate how future performance could differ from the approved plan. Bonus attainments were then calculated with different options for the interval. After analyzing the outcomes of those simulations, our management concluded that an interval of $1,000,000 would strike a reasonable balance between incentive strength and compensation risk. This was then submitted to the compensation committee, which approved our management’s recommendation.

Furthermore, while the bonus attainment does not have a cap or a floor, the NEIP had a bonus reserve in place that carries forward a portion of bonuses in the event attainment exceeds 120%. In the event there is a balance in the bonus reserve at the end of any quarter, 1/3 of that balance gets paid out.

Our actual economic profit for the fourth quarter of 2006 was $3,446,164. For the first quarter of 2007, the target improvement was set at $200,000 and the interval was set at $1,000,000 (the same parameters were applicable during 2006). Applying the target improvement of $200,000, our economic profit target for the first quarter of 2007 was $3,646,164. The actual economic profit achieved for the first quarter was $3,007,734, a shortfall of $638,430. Based on the calibration of the bonus plan shown above, this translated into a bonus attainment of 36%, or 1 + (3,007,734 – 3,646,164) / 1,000,000. Since the bonus attainment did not reach the bonus reserve threshold of 120%, the payout percentage was equal to the full attainment of 36%.

For the second quarter, the compensation committee adjusted the target improvement to $240,000 and the interval to $1,200,000 to adjust for the growing size of our business. Applying the target improvement of $240,000, our economic profit target for the second quarter of 2007 was $3,247,734 based upon our actual economic profit for the first quarter of 2007 of $3,007,734. The actual economic profit achieved for the second quarter was $2,882,392, a shortfall of $365,342. Based on the calibration of the bonus plan shown above, this translated into a bonus attainment of 70%, or 1 + (2,882,392 – 3,247,734) / 1,200,000. Since the bonus attainment did not reach the bonus reserve threshold of 120%, the payout percentage was equal to the full attainment of 70%.

Period	Target Improvement ($)	Interval ($)	Actual Economic Profit ($)	Target Economic Profit ($)	Bonus Attainment	Bonus Reserve Carry Forward	NEIP Payout as Percentage of Target
Q4, 2006	—	—	3,446,164	—	—	—	—
Q1, 2007	200,000	1,000,000	3,007,734	3,646,164	36%	—	36%
Q2, 2007	240,000	1,200,000	2,882,392	3,247,734	70%	—	70%
Q3, 2007	—	1,200,000	3,491,806	2,882,392	151%	20%	130%
Q4, 2007	—	1,200,000	2,348,518	3,491,806	4%	—	4%

For the second half of 2007, the compensation committee changed the improvement target to zero, such that a bonus of 100% would be declared if economic profit equals the economic profit for the prior quarter. This was done in light of the substantial investments the company was undertaking and the belief of the compensation committee that management and employees should not be adversely affected by the company making capital investments that were deemed to be crucial for our long-term growth and competitiveness. As shown in the table above, target economic profit for the third and fourth quarter were equal to the actual economic profit of the second and third quarter, respectively. The interval remained unchanged at $1,200,000.

Given the actual economic profit for the third quarter of 2007 of $3,491,806 relative to a target of $2,882,392, the bonus attainment was equal to 151%, or 1 + (3,491,806 – 2,882,392) / 1,200,000. Due to the bonus reserve, any bonus attainment above 120% was only paid out at a third, with the remainder carried forward to the next quarter. In this specific case, the attainment was 30% higher than the bonus reserve threshold, a third of which was paid in the current period (10%), and two thirds were carried forward (20%). Therefore, the payout percentage for the third quarter was 130%.

In the fourth quarter of 2007, actual economic profit of $2,348,518 was substantially below the target level of $3,491,806, largely due to the payment of service credits to our customers associated with the outage in our data center facility in Grapevine, TX. The resulting bonus attainment was at 4%. Although we did not meet the quarterly economic profit target for the fourth quarter of 2007, the compensation committee recommended approval for a full payout of target amounts in the fourth quarter as a discretionary bonus because of improved customer satisfaction, outstanding annual sales growth, and a fanatical response to the service outage in the our data center facility in Grapevine, TX.

To determine an executive’s bonus under the 2007 NEIP plan, the payout percentages are multiplied by the executive’s target bonus. For 2007, the annual target bonus for our chief executive officer was determined to be $132,500, for a quarterly target bonus of $33,125 (for the first quarter of 2007, the target bonus of our chief executive officer was slightly lower, at $32,389). Payouts are determined by multiplying the payout percentage with the quarterly target bonus, plus payments of prior period bank reserve balances. Going into 2007, our chief executive officer had a bonus reserve balance of $7,652. Bonus reserve balances are paid out at a rate of 1/3 per quarter. The discretionary element was equal to $31,800 which is the difference between the full payout of $33,125 that the compensation committee approved minus the NEIP payout earned in the amount of $1,325. The following table shows the calculations of the bonus payments under the 2007 NEIP for our chief executive officer.

Period	Target Bonus ($)	NEIP Payout Percentage Earned	Current period payout earned ($)	Payout of prior period bonus reserves ($)	Total NEIP Payout Earned ($)	Discretionary Element ($)	NEIP Actual Payout ($)
Q1, 2007	32,389	36%	11,660	2,551	14,211	—	14,211
Q2, 2007	33,125	70%	23,188	1,700	24,888	—	24,888
Q3, 2007	33,125	130%	43,173	1,134	44,307	—	44,307
Q4, 2007	33,125	4%	1,325	3,038	4,363	31,800	36,163
Total:					87,769	31,800	119,569

The NEIP amounts for 2007 were earned and paid quarterly based upon the achievement of quarterly economic profit targets. For 2008, NEIP payout amounts for our executive officers will be based on achievement of semi-annual targets, payable semi-annually. The change was made from quarterly targets to semi-annual targets as part of the anticipated shift to annual targets and payments under the NEIP to align awards with the measurement periods for many of the company performance metrics used by our management.

Target economic profit is established by the board of directors based upon our internal annual budgets, forecasts, and other pre-established objectives relating to profitability, capital investment, and other proprietary measurements. Economic profit was selected as a financial metric specifically to focus participants across the company on achieving profitable growth of the company.

The company performance objectives that were established for management under the NEIP for 2007 and 2008 are the same as those applicable for non-executive employees. We believe rewarding our executive management and non-executive employees based on achievement of the same financial and corporate objectives contributes to a collaborative, team-oriented culture.

In 2007, performance against individual goals was not used in determining the quarterly NEIP payout. For 2008, our compensation committee has added a personal performance component to the NEIP for executives. Individual goals will be established annually. Due to differences in roles and responsibilities among executives, individual goals vary from executive to executive. For example, individual goals for an executive in a sales function may include the achievement of certain sales or revenue goals, while individual goals for other executives may include the completion of certain initiatives, projects, or transactions. We do not intend to have a personal performance component to our chief executive officer’s NEIP, since we believe that the overall performance the company is the best indicator of the performance of our chief executive officer.

We believe that the achievement of our NEIP financial targets as supplemented by individual goals identified for our executives and approved by our chief executive officer requires significant effort on the part of each of our executives. For 2008, we believe that the NEIP goals and the individual performance goals will be at least partially achieved, thus making at least a partial payout likely. NEIP payment amounts will be determined on a pro rata basis based upon the percentage achievement of targets.

It is possible under the plan for an executive to receive a partial payment of his target NEIP payout amount because the executive has reached his or her individual objectives even though the company as a whole has failed to meet its financial objectives, or vice versa. Further, our compensation committee and chief executive officer retain the discretion to increase any payouts under the NEIP in connection with the review of performance of an executive against the company’s financial goals and his or her personal goals.

As indicated above, the calculation of an executive’s bonus for 2008 will be based on both company performance against objectives established by the board of directors and individual performance against annual goals established by the board of directors or senior executives as appropriate. The NEIP payout calculation is as follows:

(	Weighted Performance Factor	x	Target	x	Company Performance	)	+	(	Weighted Performance Factor	x	Target	x	Personal Performance	)	=	Payout

•	Target = NEIP target payout amount opportunity for each executive

•	Company Performance = The percentage of the company’s achievement against financial goals

•	Personal Performance = The percentage of the achievement by an executive of his or her individual goals

•	The Weighted Performance Factor for Company Performance + the Weighted Performance Factor for Personal Performance = 100%, with each Weighted Performance Factor varying by executive

Generally, personal performance metrics will be specific to our named executive officers’ functional areas within the company. For example, personal performance targets for our Vice President, Marketing and Product Development will be based on the achievement and results of certain marketing initiatives and targets for our Senior Vice President, Worldwide Sales will be based primarily on revenue achievement.

The following tables show target and actual bonus amounts for 2007 and target bonus amounts for 2008:

2007 Bonus Information for Named Executive Officers

Executive	Target Bonus ($)	Target Bonus as a Percentage of 2007 Base Salary	NEIP Bonus Earned ($)	Discretionary Bonus Earned($)(1)	Total Bonus Earned($)	Actual Bonus as a Percentage of Salary
A. Lanham Napier	132,500	50%	87,768	31,800	119,568	45.1%
President and Chief Executive Officer

Doug Loewe(2)	98,392	50%	68,168	46,340	114,508	58.9%
Former Managing Director, Rackspace EMEA	(or £48,411)		(or £33,540)	(or £22,800)	(or £56,340)

Glenn Reinus	139,360	69%	93,778	33,446	127,224	62.9%
Senior Vice President of Worldwide Sales

Klee Kleber	63,123	40%	43,284	19,200	62,484	38.8%
Vice President, Marketing and Product Development

Major Horton(3)	95,880	40%	29,064	—	29,064	23.3%
Former Senior Vice President and Chief Financial Officer

(1)	Represents the discretionary amount paid due to the achievement of the annual economic profit target.
(2)	Doug Loewe terminated his employment with us effective on June 24, 2008.
(3)	Major Horton terminated his employment with us effective on June 15, 2007.

2008 Bonus Targets for Named Executive Officers

Executive	Target Bonus ($)	Target Bonus as a Percentage of 2008 Base Salary
A. Lanham Napier	245,000	70.0%
President and Chief Executive Officer

Glenn Reinus	200,805	69.0%
Senior Vice President, Worldwide Sales

Klee Kleber	82,400	40.0%
Vice President, Marketing and Product Development

Target bonus amounts were increased for our named executive officers for 2008 to reflect additional responsibilities associated with our desire to become a public company in 2008 and to reflect the challenging company and individual performance goals set by our board of directors. We did not apply an objective formula to determine the total amount of each increase. Variances in the amounts of target bonus increases among these officers were due to our efforts to set their target bonuses at levels relative to other executive officers based on their levels of responsibility.

Mr. Knooihuizen, our chief financial officer, became an employee in February 2008 and has a target bonus amount of $175,000, or 50.0% of his base salary.

Equity Incentives

We use equity awards to balance executives’ short-term thinking with a long-term perspective, reward for innovation, ensure alignment with stockholder interests, and attract and retain key talent. A number of factors are considered when determining the size of all grants, including competitive market factors, executive performance and retention value, and a review of the executive’s overall compensation package. The initial option grants are generally designed to attract experienced executives with established records of success. Subsequent grants, including the grants made to our executive officers on March 5, 2008, are designed to ensure that equity compensation remains competitive within our industry group and provides significant retention incentive. We do not, however, have any stock ownership requirements or objectives for our executives.

In October 2007, we implemented our 2007 Long-Term Incentive Plan, or the 2007 Plan, that provides for the potential award of various equity instruments, including stock options, restricted stock awards, stock appreciation rights, and dividend equivalent rights. The 2007 Plan was approved by our board of directors and our stockholders on August 30, 2007 and October 30, 2007, respectively. The 2007 Plan was amended and restated by our board of directors March 5, 2008 and approved by our stockholders on July 8, 2008.

Most option awards for named executive officers vest annually at 25% per year and have a 10-year maximum term, subject to continued employment through each such vesting date. All options granted on March 5, 2008 to named executive officers shall vest in full on the third anniversary of the date of grant or earlier upon the termination of the executive officer without cause within 12 months following a change in control. We anticipate that all grants to be made to named executive officers under the 2007 Plan going forward will vest in full upon the involuntary termination of the executive officer without cause within 12 months following a change in control. The portion of an option that is vested must be exercised within 90 days after the date of termination of an executive’s employment. Option awards have an exercise price per share equal to the fair market value of our common stock as determined by our board of directors on the date of grant. Following the completion of this offering, the exercise price of our option awards will equal the closing price of our common stock on the date of grant as reported on the New York Stock Exchange. Although our practice in recent years has been to provide equity incentives principally in the form of stock option grants that vest over time, our compensation committee may consider alternative forms of equity in the future, such as performance shares, restricted stock units, or restricted stock awards with time based vesting or alternative vesting strategies based on the achievement of performance milestones or financial metrics.

During each of 2007 and 2008, on the recommendation of the compensation committee, our board of directors approved the following stock option grants to named executive officers during 2007 and 2008:

Name	Grant Date	Shares Underlying Options (#)	Exercise Price	Expiration Date
A. Lanham Napier	3/5/2008	211,400	$10.30	3/5/2018
President and Chief Executive Officer

Glenn Reinus	3/5/2008	118,300	$10.30	3/5/2018
Senior Vice President, Worldwide Sales

Klee Kleber	3/19/2007	225,000	$4.94	3/19/2017
Vice President, Marketing and Product Development	3/5/2008	49,800	$10.30	3/5/2018

Doug Loewe	6/29/2007	500,000	$5.82	6/29/2017
Former Managing Director, Rackspace EMEA	3/5/2008	54,900	$10.30	3/5/2018

The exercise price of each of these options was set at the fair market value of an underlying share of our common stock on the date of grant as determined by our board of directors after taking into account valuation reports received from an independent valuation firm. Options granted in 2007 vest in four equal installments on the anniversary of the grant date and have a term of 10 years. Options granted in 2008 vest in full on the third anniversary of the date of grant and have a term of 10 years.

The option awards made to Doug Loewe and Klee Kleber in 2007 were initial grants made in connection with the commencement of their employment with the company. Additionally, Bruce R. Knooihuizen, our chief financial officer, received a grant to purchase 500,000 shares of our common stock at an exercise price per share equal to $9.14 in connection with the commencement of his employment with the company in February 2008.

Grants of options to our executive officers in 2008 were made from a pool of shares constituting approximately 3.1% of our outstanding shares of common stock that were made available for grant to our employees. The size of this pool compares favorably with the median annual option grant amount by companies in the Peer Group of approximately 3.3%. About half of the shares available for this annual option grant for 2008 were allocated to approximately 125 of our managers and executive officers, including our named executive officers. The size of the award to each manager and executive officer was determined based upon a target percentage as compared to the size of the award to our chief executive officer. For example, the target percentages assigned to each of our chief executive officer, Managing Director, Rackspace EMEA, Senior Vice President, Worldwide Sales, and Vice President, Marketing and Product Development, were 100%, 56%, 56%, and 33%, respectively. The aggregate number of shares available for grant to our managers, executive officers, and our chief executive officer were then allocated to each of these individuals based upon the respective percentages assigned to them. In recognition of our sales increase and the our overall financial performance for 2007 and the compensation committee’s desire to recognize his significant contribution to the performance of the company, the 211,400 share option grant awarded to our chief executive officer was 140% of his target grant size. The target grant size our chief executive officer on March 5, 2008 options grant was 151,000 shares. The compensation committee considered many factors in setting the target size of this grant, including the chief executive officer’s then current equity ownership and the amount by which options held by him were then vested along with the vesting schedule for any unvested options, equity compensation in relation to total cash compensation, the grant size in relation to the total stock option pool, and comparable data for the Peer Group. The compensation committee did not apply an objective formula to weight each of these factors in determining the target grant size. Additionally, in recognition of our significant continuing sales growth, the 118,300 shares option grant to our Senior Vice President, Worldwide Sales was also 140% of his target grant size. Accordingly, the actual grant amount for our Senior Vice President, Worldwide Sales as a percentage of the number of shares subject to the grant to our chief executive officer was approximately 56%. Since the Managing Director, Rackspace EMEA and the Vice President, Marketing and Product Development commenced employment during 2007, their actual grant amounts as a percentage of the number of shares subject to the grant to our chief executive officer were less and were approximately 26% and 24%, respectively.

Share Purchase

Upon hire, certain of our executive officers were given the opportunity to purchase shares for cash at the then-current fair value of the company’s stock as determined by our board of directors. This opportunity was intended to encourage the executives to make a personal investment in our stock. See the section entitled “Certain Relationships and Related Party Transactions—Private Placements of Securities.”

Benefits

Our executives participate in our standard benefit plans, which are offered to all U.S.-based employees and include our 401(k) plan. We do not currently provide a matching contribution in our 401(k) plan. Mr. Loewe participated in our non-mandatory defined contribution plan offered to Rackers in the U.K. The Rackspace Managed Hosting Group Legal & General Pension Scheme, or Pension Plan, does not require employee contribution, and employees vest immediately in our contributions. We contributed 10% of Mr. Loewe’s base salary under the Pension Plan.

Our executives have the opportunity to participate in our health and welfare benefit programs which include a group medical program, a group dental program, a vision program, life insurance, disability insurance, and flexible spending accounts. These benefits are the same as those offered to all other U.S.-based employees. Through our benefit programs, each of our named executive officers received group term life insurance equivalent to 100% of their annual base salary. See the “All Other Compensation” column of the Summary Compensation Table in the section entitled “Management—Executive Compensation.”

Tax Considerations

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. Our compensation committee and our board of directors may, in their judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Severance Compensation and Termination Protection

See the section entitled “Management—Employment Agreements” or “Management—Potential Payments upon Termination or Change in Control” for a description of the tables setting forth the potential payments to be made to each named executive officer under agreements with them. Our compensation committee believes that these change in control vesting and severance benefits could serve to minimize the distraction caused by a potential transaction involving a change in control and reduce the risk that an executive would leave their employment before a transaction is consummated.

Summary Compensation Table

The following table presents compensation information for 2007 paid to or accrued for our principal executive and financial officers, our former principal financial officer, and our three other most highly compensated persons serving as executive officers as of December 31, 2007. We refer to these executive officers as our “named executive officers.”

Name & Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
A. Lanham Napier(4)	2007	264,986	31,800	185,561		87,768	192	(9)	570,307
President and Chief Executive Officer

Glenn Reinus	2007	202,251	33,446	43,249		93,778	15,309	(10)	388,033
Senior Vice President, Worldwide Sales

Klee Kleber(5)	2007	160,864	19,200	140,428		43,284	5,246	(11)	369,022
Vice President, Marketing and Product Development

Former Officers

Doug Loewe(6)	2007	194,567	46,340	239,945		68,168	44,864	(12)	593,884
Managing Director, Rackspace EMEA		(or £95,731)	(or £22,800)			(or £33,540)	(or £22,074)

Major Horton(7)	2007	124,548	—	293,965	(8)	29,064	240,100	(13)	687,677
Senior Vice President and Chief Financial Officer

(1)	Represents discretionary awards approved by the board of directors in January 2008. Although the company did not meet the quarterly goal under the NEIP for the fourth quarter of 2007, the board of directors approved a full payout of target amounts in the fourth quarter as a discretionary bonus because of improved customer satisfaction, outstanding annual sales growth and profitability, and a fanatical response to a service outage in the fourth quarter. See the section entitled “Management—Compensation Discussion and Analysis” for further discussion.
(2)	Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted to each of the named executive officers in 2007 as well as prior fiscal years in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service based vesting conditions. For additional information, refer to the footnotes of our Consolidated Financial Statements for the assumptions made in the valuation of the options. These amounts reflect the company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by named executives.
(3)	Represents payments of the NEIP designed to reward executives for achievement of our financial and strategic goals for 2007 as further described in the “Management—Compensation Discussion and Analysis”, including discretionary bonus payments related to fourth quarter of 2007 that were also made available to all other employees on the quarterly non-equity incentive plan.
(4)	Mr. Napier served in the capacity of our principal financial officer subsequent to Mr. Horton’s resignation in June 2007 for the remainder of fiscal year 2007.
(5)	Mr. Kleber commenced his employment with us on March 19, 2007.
(6)	Mr. Loewe commenced his employment with us on June 29, 2007. Mr. Loewe’s cash compensation is paid in British pounds, which amounts are included in both British pounds and U.S. dollars based on an exchange rate of 2.03 U.S. dollars per British pound, the average exchange rate during the period from the commencement of Mr. Loewe’s employment on June 29, 2007 through December 31, 2007. Mr. Loewe terminated his employment with us effective on June 24, 2008.
(7)	Mr. Horton terminated his employment with us effective on June 15, 2007.
(8)	Includes $176,242 with respect to options to purchase 375,000 shares that expired in connection with the termination of Mr. Horton’s employment. In addition, Mr. Horton’s right to exercise his vested options to purchase 125,000 shares was extended until September 30, 2008, resulting in a modification expense of $69,824 in accordance with SFAS 123(R).
(9)	Consists of life insurance premiums.
(10)	Consists of (a) a car allowance of $15,118 and (b) $191 in life insurance premiums.
(11)	Consists of (a) relocation expenses of $4,424, (b) company gifts of $680, and (c) $142 in life insurance premiums.
(12)	Consists of (a) payments for travel allowances of $29,792, or £14,658, (b) contributions by the company of $14,481, or £7,125, to the Pension Plan for Mr. Loewe, and (c) $591, or £291, in life insurance premiums. See footnote (6) above for a description of the methodology used for the determination of the rate of exchange of British pounds to U.S. dollars.
(13)	Consists of (a) $240,000 in severance we agreed to pay to Mr. Horton in connection with the termination of his service on June 15, 2007, which amount was accrued and is being paid in twenty-six bi-weekly installments through September 30, 2008 and (b) $100 in life insurance premiums.

Grants of Plan-Based Awards in 2007

The following table sets forth information regarding grants of awards made to our named executive officers during the fiscal year ended December 31, 2007.

Name	Grant Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards Target ($)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards (3)	Grant Date Fair Value of Stock Option Awards/ Incremental Fair Value ($)(4)
A. Lanham Napier	—	132,500	—	—	—
President and Chief Executive Officer	—	—	—	—	—

Glenn Reinus	—	139,360	—	—	—
Senior Vice President, Worldwide Sales	—	—	—	—	—

Klee Kleber		63,123	—	—	—
Vice President, Marketing and Product Development	3/19/2007	—	225,000	$4.94	711,891

Former Officers

Doug Loewe	—	98,392	—	—	—
Managing Director, Rackspace EMEA	6/29/2007	—	500,000	$5.82	1,883,439

Major Horton	—	95,880	—	—	—
Senior Vice President and Chief Financial Officer	6/15/2006	—	125,000	$2.50	69,824	(5)

(1)	Represents target awards under the NEIP as further described in “Management—Compensation Discussion and Analysis”. The target award is calculated on a specified percentage of base salary in effect at the end of 2007 and pro-rated for the amount of time the executive is employed by our company. We do not set threshold or maximum amounts for grants under the NEIP.
(2)	Represents stock option awards granted under our 2005 Stock Plan on the dates set forth in this table. The options vest in increments of 25% on each of the first four anniversaries of the date of grant. The options have a maximum term of ten years.
(3)	Based on the valuation of our common stock as of the date of grant.
(4)	Represents grant date value computed in accordance with SFAS 123(R). See footnotes to the Consolidated Financial Statements for the assumptions used to determine the values.
(5)	On June 15, 2007, Major Horton resigned as our chief financial officer. Mr. Horton’s right to exercise his vested options to purchase 125,000 shares was extended until September 30, 2008, resulting in a modification expense of $69,824 in accordance with SFAS 123(R).

Outstanding Option Awards at Fiscal Year End

The following table sets forth information regarding outstanding option awards held by our named executive officers as of December 31, 2007.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date
A. Lanham Napier	1,019,000	(1)	1,019,010		$2.50	12/31/2015
President and Chief Executive Officer

Glenn Reinus	1,200,000	(2)	—		$0.65	2/25/2010
Senior Vice President, Worldwide Sales	237,500	(3)	237,500		$2.50	12/31/2015

Klee Kleber	—		225,000	(5)	$4.94	3/19/2017
Vice President, Marketing and Product Development

Former Officers

Doug Loewe	—		500,000	(6)	$5.82	6/29/2017
Managing Director, Rackspace EMEA

Major Horton	125,000	(4)	—		$2.50	9/30/2008
Senior Vice President and Chief Financial Officer

(1)	The option was granted on December 31, 2005 pursuant to the 2005 Non-Qualified Stock Option Plan. The option vests quarterly over four years commencing on the grant date of December 31, 2005 and has a term of 10 years. The unvested shares subject to the option fully vest upon a change in control of Rackspace; provided, however, that we or our successor may require that any shares subject to such accelerated vesting that are exercised by Mr. Napier shall be held in escrow subject to Mr. Napier continuing to provide services to successor entity in such change in control for up to one year or the earlier of his death, disability, or termination without cause. If Mr. Napier fails to meet the obligations of his service requirement he will forfeit to us or our successor any shares that were accelerated and would not otherwise have been vested as liquidated damages.
(2)	The option was granted on February 25, 2003 pursuant to the 1999 Assumed Stock Plan. 525,000 shares vested on March 31, 2004, 150,000 shares vested per quarter beginning June 30, 2004 through the quarter ending December 31, 2005. The remaining 225,000 shares vested on March 31, 2006. This option has a term of seven years.
(3)	The option was granted on December 31, 2005 pursuant to the 2005 Non-Qualified Stock Option Plan. The options vest in four equal installments on each anniversary of the grant date commencing on December 31, 2006, subject to continued service, and has a term of 10 years.
(4)	The option was granted on March 20, 2006 pursuant to the 2005 Non-Qualified Stock Option Plan. The options represent the shares vested prior to termination on June 15, 2007. As part of his severance agreement, Major Horton’s had his right to exercise his vested shares extended until September 30, 2008.
(5)	The option was granted on March 19, 2007 pursuant to the 2005 Non-Qualified Stock Option Plan. The option vests in four equal installments on each anniversary of the grant date commencing on March 19, 2008, subject to continued service, and has a term of 10 years.
(6)	The option was granted on June 29, 2007 pursuant to the 2005 Non-Qualified Stock Option Plan. The option vests in four equal installments on each anniversary of the grant date commencing on June 29, 2008, subject to continued service, and has a term of 10 years. The option terminated in connection with the termination of Mr. Loewe’s employment on June 24, 2008.

Option Exercises and Stock Vested

The following table sets forth information regarding options exercised by our named executive officers during the fiscal year ended December 31, 2007.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
A. Lanham Napier	—	—
President and Chief Executive Officer

Glenn Reinus	100,000	516,800	(1)
Senior Vice President, Worldwide Sales

Klee Kleber	—	—
Vice President, Marketing and Product Development

Former Officers

Doug Loewe	—	—
Managing Director, Rackspace EMEA

Major Horton	—	—
Senior Vice President and Chief Financial Officer

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our common stock underlying that option on the date of exercise, which we have assumed to be $5.82, and the aggregate exercise price of the option.

Employment Agreements

We are party to or expect to enter into, either directly or through our subsidiaries, the following employment agreements with our named executive officers:

A. Lanham Napier

We intend to enter into an employee proprietary information agreement with Mr. Napier providing for, among other things, confidentiality, invention assignment, and one-year non-compete obligations.

In December 2005, we granted A. Lanham Napier an option to purchase 2,038,010 shares of our common stock at an exercise price of $2.50 per share. The unvested shares underlying this option fully vest upon a change in control, provided that we or our successor may require that any shares subject to such accelerated vesting that are exercised by Mr. Napier may be held in escrow subject to Mr. Napier continuing to provide services to us or our successor for up to one year (or until his earlier death, disability or termination without cause). If Mr. Napier fails to meet the obligations of his service requirement he will forfeit to us or our successor any shares that were accelerated and would not otherwise have been vested as liquidated damages.

Glenn Reinus

In February 2003, Glenn Reinus executed an offer letter to be our Vice President, Worldwide Sales. Pursuant to the offer letter, we agreed to pay Mr. Reinus an annual salary of $150,000 with an opportunity to receive up to $100,000, annualized, in bonuses based upon agreed upon performance goals.

Klee Kleber

In February 2007, Klee Kleber executed an offer letter to be our Vice President, Marketing and Product Development. Pursuant to the offer letter, we agreed to pay Mr. Kleber an annual salary of $200,000 and allowed Mr. Kleber to participate in our NEIP with a personal annualized target bonus of $80,000.

Doug Loewe

Pursuant to the employment agreement with Mr. Loewe, we employed him as our Managing Director, Rackspace EMEA for a base salary that our board of directors or compensation committee will review annually for potential increases and the ability to participate in our non-equity compensation program with a target bonus opportunity of 50% of his base salary. Pursuant to our employment agreement with Mr. Loewe, the company could not terminate his employment without, at the company’s option, providing six months prior written notice or making payment of six months salary, bonuses, and all benefits. The company was entitled to elect to pay such salary, bonuses, and benefits as a lump sum upon termination of employment or continue to pay them for six months following termination of employment. Such continuation of benefits includes accelerated vesting for the executive’s outstanding equity awards in an amount equal to the portion of the award that would have otherwise vested during the six-month period following such termination of employment as if the executive had remained employed by us through such date. Mr. Loewe was also entitled to receive payments under the Pension Plan, which equals 10% of his base salary, and a travel allowance. The agreement also provided for, among other things, confidentiality, invention assignment, and six-month non-compete obligations.

In June 2008, Doug Loewe ceased to serve as our Managing Director, Rackspace EMEA. Pursuant to a compromise agreement we entered into with Mr. Loewe in June 2008, we agreed to pay Mr. Loewe $80,770 (or £41,000) as compensation for the termination of his employment, $229,900 (or £116,700.64) as payment in lieu of his contractual notice period, and $81,747 (or £41,496) as a payment in lieu of his bonus for the notice period, for a total of $392,417 (or £199,196.64). All such payments were required to be made within 21 days of Mr. Loewe’s June 24, 2008 departure date, pursuant to the terms of the compromise agreement. We have also agreed to contribute $19,464 or (£9,880) to the Pension Plan and reimburse Mr. Loewe up to $1,970 (or £1,000) for legal fees incurred by him in connection with his termination. All such payments were made in British pounds, which amounts are expressed in both British pounds and U.S. dollars based on an exchange rate of 1.97 U.S. dollars per British pound, the average exchange rate during June 2008. All outstanding options held by Mr. Loewe lapsed effective on his departure date and Mr. Loewe acknowledged that he has no present or future right or entitlement to acquire shares or other equity securities of the Company.

Major Horton

In June 2007, Major Horton ceased to serve as our chief financial officer. Pursuant to a severance agreement and release we entered into with Mr. Horton in June 2007, we agreed to pay Mr. Horton as a severance continuation an amount equal to $240,000 to be paid in 26 bi-weekly installments. Additionally, we extended the post-termination exercise period of Mr. Horton’s 125,000 vested options until September 30, 2008.

Potential Payments upon Termination or Change of Control

The table below describes the potential payments or benefits to our named executive officers, other than Mr. Horton, upon a change of control and upon termination of employment without cause, both in connection with a change of control and not in connection with a change of control, as if each officer’s employment terminated as of December 31, 2007, pursuant to the agreements described above in the section entitled “Management—Employment Agreements.” In the case of Mr. Horton, the actual payments and benefits provided to Mr. Horton in connection with his termination of employment on June 15, 2007 are set forth below.

Except in the case of Mr. Horton, each severance amount is based on the named executive officer’s 2007 base salary.

The value of the vesting acceleration shown in the table below was calculated based on the assumption that the change of control, if applicable, occurred and the officer’s employment terminated on December 31, 2007, other than with respect to options held by Mr. Horton, which were accelerated as described below, and that the fair market value per share of our common stock on the applicable date was $12.50, the initial public offering price of this offering, or the Assumed Value. The value of the option vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the Assumed Value and the exercise price per share of the option.

Name	Benefit	Termination Without a Change of Control ($)		Change of Control ($)		Termination upon a Change of Control ($)
A. Lanham Napier	Severance	—		—		—
	Bonus	—		—		—
	Option Acceleration	—		10,190,100	(1)	—
	Earned Time Off	—		—		—
Glenn Reinus	Severance	—		—		—
	Bonus	—		—		—
	Option Acceleration	—		—		—
Klee Kleber	Severance	—		—		—
	Bonus	—		—		—
	Option Acceleration	—		—		—
Former Officers
Doug Loewe(2)(3)	Severance	193,082		—		193,082
	Bonus	96,541	(4)	—		96,541
	Health Care Benefits	1,075		—		1,075
	Option Acceleration	835,000		—		835,000
	Pension	19,308	(5)	—		19,308
Major Horton(6)	Severance	240,000		—		—
	Bonus	29,064		—		—
	Option Acceleration	—		—		—

(1)	Represents the acceleration of 1,019,010 unvested shares subject to options held by Mr. Napier as of December 31, 2007.
(2)	If Mr. Loewe had been terminated without the six month notice provided in his director’s service agreement, he would have received all benefits as if he had remained as an employee of the company for such six month period. Such payments, which would have been payable in British pounds totalling £95,000, were permitted to have been made in one lump sum or in installments as they would have otherwise been paid had Mr. Loewe remained employed with us. Upon such termination on December 31, 2007, Mr. Loewe’s option to purchase 500,000 shares at an exercise price of $5.82 would have accelerated such that 125,000 shares would have become immediately vested and exercisable as if Mr. Loewe remained at the company through June 30, 2008. Mr. Loewe terminated his employment with us effective on June 24, 2008. See the section entitled “Employment Agreements” above for a description of the terms of separation.
(3)	All amounts payable to Mr. Loewe are converted from British pounds to U.S. dollars based on an exchange rate of 2.03 U.S. dollars per British pound, the average exchange rate during the period from the commencement of Mr. Loewe’s employment on June 29, 2007 through December 31, 2007.

(4)	This amount, which is payable in British pounds totaling £47,500, represents the maximum bonus Mr. Loewe would be eligible to receive over the six month severance period following December 31, 2007.
(5)	This amount, which is payable in British pounds totalling £9,500, represents the amount Mr. Loewe would receive under the Rackspace Managed Hosting Group Personal Pension Plan during the six month period following December 31, 2007 based on his salary as of such date, which equals 10% of base salary payable during such period.
(6)	Mr. Horton’s severance payment is payable in 26 biweekly installments of $9,231 beginning in July 2007. Upon termination, Mr. Horton had vested options to purchase 125,000 shares of the company’s common stock at an exercise price of $2.50 per share. We extended Mr. Horton’s post termination exercise period to September 30, 2008 pursuant to his June 2007 severance agreement. Mr. Horton also received a bonus pursuant to our non-equity incentive plan in connection with his termination of service.

Limitations of Liability; Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

As permitted by Delaware law, our restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

•	For any breach of a duty of loyalty to us or our stockholders;

•	For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	For any transaction from which the director derived an improper benefit; or

•

For an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the completion of the offer, further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. The restated certificate of incorporation and bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, would require us to indemnify each director and officer to the fullest extent permitted by Delaware law, the restated certificate of incorporation and amended and restated bylaws, for expenses such as, among other things, attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors’ and officers’ liability insurance.

The SEC has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable. The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

Benefit Plans

The Company’s 1999 Assumed Stock Option Plan, 2003 Stock Option Plan, and 2005 Non-Qualified Stock Option Plan, and the Webmail.us, Inc. 2004 Stock Incentive Plan.

Our 1999 Assumed Stock Option Plan, 2003 Stock Option Plan, and 2005 Non-Qualified Stock Option Plan, collectively, the Prior Rackspace Equity Plans, and the Webmail.us, Inc. 2004 Stock Incentive Plan, or the Webmail Plan, authorized us to grant options to purchase shares of common stock and, with respect to the Webmail Plan only, restricted shares of common stock, to our employees, directors, and consultants.

Our board of directors (sometimes acting through our compensation committee or a management committee with delegated authority) was the administrator of the Prior Rackspace Equity Plans. The Webmail.us, Inc. board of directors was the administrator of the Webmail Plan. Stock option grants under the Prior Rackspace Equity Plans were usually made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. Awards under the Webmail Plan were typically made to meet other special retention or performance objectives.

Our board of directors or the compensation committee reviewed and approved stock option awards under the Prior Rackspace Equity Plans to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. The Webmail board of directors reviewed and approved all awards under the Webmail Plan. Periodic stock option grants under the Prior Rackspace Equity Plans were made at the discretion of our board of directors or the compensation committee to eligible employees and, in appropriate circumstances, the compensation committee considered the recommendations of our chief executive officer and other members of management. Periodic awards under the Webmail Plan were made at the discretion of the Webmail board of directors. In addition, our board of directors delegated the authority to certain officers to issue stock options under the Prior Rackspace Equity Plans to non-executive employees.

We granted stock options under the Prior Rackspace Equity Plans (i) generally with exercise prices equal to at least the fair market value of the underlying common stock on the date of grant as determined by our board of directors, (ii) that typically vest 25% on each anniversary thereof based upon continued employment over a four-year period, and (iii) that generally expire between seven and ten years after the date of grant. Options were granted under the Webmail Plan (i) with exercise prices equal to at least the fair market value of the underlying common stock on the date of grant as determined by our board of directors, (ii) that typically vest 25% on the first anniversary and monthly thereafter based upon continued employment over a four-year period (some stock options under the Webmail Plan were granted as either partially or fully vested on the date of grant), and (iii) that generally expire between seven and ten years after the date of grant. No future grants of equity awards are permitted under the Prior Rackspace Equity Plans. There were issued and outstanding stock options to purchase 16,386,510 shares of our common stock under these plans on December 31, 2007.

On December 21, 2004, our board of directors approved a form of agreement, or deed, for the grant of options to employees of our U.K. subsidiary, Rackspace Limited, to purchase our common stock. The board of directors intended for the form of deed to be used in order for such option grant to qualify as an Enterprise Management Incentive option for purposes of Schedule 5 to the Income Tax (earnings and Pensions) Act of 2003 of the U.K. The terms of the form of deed were identical in all material respects to the 2003 Stock Option Plan (except with respect to specific U.K. tax and regulatory requirements). In addition, grants made and issued on the U.K. form of deed were included in the available option share pool of the 2003 Plan. Later, after subsequent option plans were adopted, the terms of the form of deed were also modified to reflect substantially the same terms as the plan then in effect and all grants made were included in the available option pool of the applicable plan. Subsequently we learned that some of these option grants did not qualify as Enterprise Management Incentive options. Rackspace Limited has now ceased to be eligible to grant any further options that would qualify for Enterprise Management Incentive relief. Our board of directors does not, therefore, intend to grant to employees of our U.K. subsidiary any additional option awards under these forms of deed. However, the terms contained in the grants issued under the terms of the forms of deed will continue to govern the terms and conditions of those outstanding awards granted.

2007 Long-Term Incentive Plan

On August 30, 2007, our board of directors approved the 2007 Long-Term Incentive Plan, or the 2007 Plan, and it was approved by the stockholders on October 30, 2007. The 2007 Plan was subsequently amended and restated effective on March 5, 2008, and our stockholders approved the amended and restated 2007 Plan on July 8, 2008. The 2007 Plan authorizes the granting of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and subsidiary corporations’ employees, and for the granting of awards, including shares of our common stock, in any combination of the following, to our employees, directors, and consultants and our parent and affiliated corporations’ employees, directors, and consultants:

•	Non-qualified stock options;

•	Stock appreciation rights, or SARs;

•	Stock awards, restricted stock awards and other awards denominated or paid in common stock;

•	Restricted stock units (which may include dividend equivalents);

•	Cash awards; and

•	Performance awards.

The 2007 Plan is not tax-qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Including a May 2008 approval by our board of directors for an additional 5,400,000 shares for future grant, we have reserved a total of 10,000,000 shares of our common stock for issuance in connection with the 2007 Plan, plus any shares that have been reserved but not issued under the Prior Rackspace Equity Plans or the Webmail Plan and are not subject to any awards granted thereunder. In addition, our 2007 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2009 fiscal year, equal to the least of:

•	10,000,000 shares of our common stock;

•	4% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year; or

•	Such lesser amount as our board of directors may determine.

No more than 50% of the shares available under the 2007 Plan may be used for awards other than stock options or SARs.

The number of shares authorized to be issued under the 2007 Plan, as well as individual limits and exercise prices, are subject to adjustment for dividends or other distributions (whether in cash, stock or other property), stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, split-ups, spin-offs, combinations, repurchases, or similar corporate events.

Our compensation committee administers the 2007 Plan, grants awards, and makes all other determinations necessary or advisable for the administration of the 2007 Plan. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration payable upon exercise. The administrator may, in its discretion, extend or accelerate the exercisability of, accelerate the vesting of, or eliminate or make less restrictive any restrictions contained in any award, waive any restriction or other provision of the 2007 Plan or in any award, or otherwise amend or modify any award in a manner that either is not adverse to the participant or is consented to by the participant. The administrator may adopt a program to reduce the exercise prices of outstanding awards, exchange awards for new awards with a higher or lower exercise price or a different type of award, or permit participants to transfer outstanding awards to a third party.

The administrator may delegate to our chief executive officer and other senior officers its authority under the 2007 Plan. The administrator may engage third-party administrators to carry out administrative functions under the 2007 Plan.

A stock option grant under the 2007 Plan may consist of either an incentive stock option that complies with the requirements of Section 422 of the Internal Revenue Code or a non-qualified stock option that does not comply with those requirements. Incentive stock option grants may only be made to our employees and subsidiary corporations’ employees. Stock options must have exercise prices per share that are equal to at least 100% of the fair market value of an underlying share of common stock on the date of grant and must have a term that does not exceed ten years from the grant date. If the optionee owns 10% of the voting power of all classes of our outstanding stock as of the grant date, then any incentive stock option issued to the optionee must have an exercise price equal to at least 110% of the fair market value of an underlying share of common stock on the grant date and may not have a term in excess of five years from the grant date.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

A SAR may be granted under the 2007 Plan with respect to all or a portion of the shares of common stock subject to a stock option or may be granted separately. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The exercise price of an SAR may not be less than the fair market value of the common stock on the date of grant and its term shall extend no more than ten years from the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Stock awards consist of restricted and non-restricted grants of common stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted or non-restricted stock granted. The administrator may impose whatever conditions to vesting it determines to be appropriate. Rights to dividends may be extended to and made part of any stock award at the discretion of the administrator. The administrator may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments. Subject to earlier vesting upon death, disability, retirement or change in control, stock awards settled in stock that are not performance-based will vest in total over a minimum period of three years, and stock awards settled in stock that are performance-based will vest in total over a minimum period of one year. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock unit awards consist of awards of units denominated in common stock. The administrator may impose whatever conditions to vesting, restrictions, and conditions to payment it determines to be appropriate, which may include achievement of performance goals or continued service. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of the administrator. Our board of directors may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments.

The administrator may also grant cash awards under the terms of the 2007 Plan.

Performance awards consist of grants made subject to the attainment of one or more performance goals during a specified performance period and/or that the participant continues to provide services to the company. The performance goals may be based upon one or more business criteria that apply to the individual employee, one or more business units of the company, or the company as a whole.

Certain change of control transactions involving us, such as a sale of our company, will cause awards granted under the 2007 Plan made prior to March 5, 2008 to vest, unless specified otherwise in the applicable award agreement. In addition, awards granted on or after March 5, 2008, pursuant to the amended and restated 2007 Plan, will fully vest if, coincident with or during the twelve (12) month period immediately following the occurrence of certain change of control transactions involving us, the Company terminates a participant’s employment without cause (as defined in the 2007 Plan), unless specified otherwise in the applicable award agreement.

The administrator may amend or terminate the 2007 Plan at anytime and for any reason.

2008 Employee Stock Purchase Plan

Our executive officers and all of our other employees will be allowed to participate in our 2008 Employee Stock Purchase Plan, or the ESPP, which was approved by our board of directors on May 30, 2008. Our stockholders approved the plan on July 8, 2008. We believe that the ESPP provides our executive officers and all of our other employees with a further incentive towards ensuring our success and accomplishing our corporate goals.

A total of 500,000 shares of our common stock will initially be reserved for issuance under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year, beginning with our 2009 fiscal year, equal to the least of:

•	1,000,000 shares of our common stock;

•	0.5% of the outstanding shares of our common stock on the first day of the fiscal year; or

•	Such lesser amount as may be determined by our board of directors.

Our compensation committee of our board administers the ESPP. Our compensation committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility subject to the conditions of our ESPP as described below.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if:

•	Such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock;

•

Such employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding; or

•	Such employee belongs to a class of individual that the administrator determines, prior to an offering period, to exclude from participation on an uniform and nondiscriminatory basis.

Our ESPP is intended to qualify under Section 423 of the Code, and provides for consecutive six month offering periods. The offering periods generally start on the first trading day on or after January 1 and July 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after January 1, 2009.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 5% of their eligible compensation which includes a participant’s straight time gross earnings, commissions, bonuses, overtime, and shift premium, exclusive of payments for equity incentive compensation and other compensation. A participant may purchase a maximum of 1,000 shares of common stock during a six month offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six month offering period. The purchase price is 95% of the fair market value of our common stock on the exercise date. If the fair market value of our common stock at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant prior to the new exercise date that the exercise date for the participant’s option has been changed to the new exercise date and his or her option will be exercised automatically on the new exercise date unless the participant withdraws from the offering period.

Our ESPP will automatically terminate in 2018, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Deferred Compensation Plan

Our Deferred Compensation Plan was adopted by our board of directors on July 8, 2008. The purpose of the Deferred Compensation Plan is to attract and retain key employees by providing certain eligible employees with the opportunity to defer receipt of a portion of their salary, bonus and other specified compensation.

A committee of directors appointed by our board of directors selects the individuals who are eligible to participate in the Deferred Compensation Plan. Such individuals must consist of management or highly compensated employees. Once selected, a participant may elect to contribute up to 90% of his or her base salary and up to 100% of his or her other eligible compensation on a pre-tax basis into the Deferred Compensation Plan, in a manner prescribed by the committee. Such contributions, together with any applicable earnings (or losses) thereon, will be distributed to the participant at a future date in accordance with the provisions of the Deferred Compensation Plan and the participant’s election. A participant will be subject to taxation at the time he or she receives his or her distribution from the Deferred Compensation Plan.

401(k) Plan

We maintain a 401(k) retirement plan which is intended to be a tax qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate in the 401(k) plan immediately on the date they commence employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $15,500 in 2008, and have the amount of the reduction contributed to the 401(k) plan. Effective January 1, 2007, the 401(k) plan was amended to permit Roth 401(k) elective deferrals, which are made on an after-tax basis. We may, in our sole discretion, make discretionary profit sharing and/or matching contributions to the 401(k) plan on behalf of our employees who are eligible to participate in the 401(k) plan.

U.K. Pension Plan

We maintain a Group Personal Pension Plan, or the Pension Plan, which is a non-mandatory defined contribution plan offered to our employees in the U.K. We make monthly contributions to the Pension Plan on behalf of employees pursuant to their elections to contribute a portion of their base salaries into the Pension Plan. Generally, contributions to the Pension Plan for an employee commence three months after the employee’s date of hire. All contributions vest immediately. The Pension Plan is non-contributory, meaning that the employee is not obligated to make any contribution to the Pension Plan. The contribution rate for employees who elect to participate in the Pension Plan is currently set at 10% of the employee’s base salary for director level employees and 5% for all other employees. In addition to the salary reduction contributions made to the Pension Plan, Legal & General, the sponsor, adds the amount of the participants’ basic rate tax relief that it recovers from HM Revenue & Customs on their behalf. If the participant pays a tax rate that is higher than the basic rate tax, the participant must collect the additional tax relief directly from HM Revenue & Customs.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the “Management” section of this prospectus, and the transactions described below.

Private Placements of Securities

On October 13, 2005, we issued and sold an aggregate of 4,761,905 shares of our common stock at a price per share of $2.10 for an aggregate purchase price of approximately $10,000,000.

On May 22, 2006, we issued and sold an aggregate of 500,000 shares of our common stock at a price per share of $2.50 for an aggregate purchase price of $1,250,000.

On March 3, 2008, we issued and sold an aggregate of 60,000 shares of our common stock at a price per share of $9.14 for an aggregate purchase price of $548,400.

Among the purchasers of our common stock pursuant to the above-described issuances were the following executive officers, directors and holders of more than 5% of any class of our voting securities, or affiliates of such persons or entities:

Purchaser	Date of Purchase	Number of Shares Purchased	Amount Paid($)
Isom Capital Partners IV, L.P.(1)	10/13/2005	210,020	441,042
4N Launch II, Ltd.(2)	10/13/2005	405,330	851,193
Cushing Capital, Ltd.(3)	10/13/2005	2,488,275	5,225,378
Norwest Venture Partners VIII, L.P.(4)	10/13/2005	834,685	1,752,839
Sequoia Capital Franchise Fund, LP	10/13/2005	374,620	786,702
Sequoia Capital Franchise Partners, LP	10/13/2005	51,090	107,289
Sequoia Capital Growth Fund III	10/13/2005	159,790	335,559
Alan Schoenbaum	5/22/2006	300,000	750,000
Major Horton	5/22/2006	200,000	500,000
Bruce R. Knooihuizen	3/3/2008	60,000	548,400

(1)	S. James Bishkin, one of our directors, is the sole stockholder of Emmis Mortgage, Inc., which is the general partner of Emmis Mortgage SA, Ltd., which is the general partner of Isom Capital Partners IV, L.P.
(2)	A. Lanham Napier, our President and chief executive officer and one of our directors, is the sole member of 4N Launch II GP, LLC, the general partner of 4N Launch II, Ltd.
(3)	Lew Moorman, our Senior Vice President and Chief Strategy Officer, is the sole member of Cushing Capital GP, LLC, the general partner of Cushing Capital, Ltd.
(4)	George J. Still, Jr., one of our directors, is a general partner of Itasca VC Partners VIII, LLP, the general partner of Norwest Venture Partners VIII, L.P.

Option Exercises

On December 14, 2005, our board of directors authorized a one time opportunity for certain holders of options granted under the 1999 Assumed Stock Option Plan to exercise their options through a “cashless exercise” program, whereby holders of qualified options were permitted to exercise each such option effective on December 31, 2005 and receive the number of shares subject to each such option less the number of shares having an aggregate fair market value equal to amounts required to be withheld pursuant to applicable law to satisfy tax obligations plus the aggregate exercise price of such option. The fair market value per share of our common stock at the time of exercise was determined by our board of directors to be $2.30.

Since January 1, 2005, the following executive officers, directors, and holders of more than 5% of any class of our voting securities exercised options held by them, including pursuant to the cashless exercise program described above:

Exercise Date	Optionee	Type of Exercise	Exercise Price	Number of Option Shares Exercised	Number of Shares Issued
7/27/2005	Palmer Moe	Cash	$0.35	10,000	10,000
12/31/2005	Graham Weston(1)	Cash	$0.002	79,365	79,365
12/31/2005	A. Lanham Napier(2)	Cashless	$0.35 – $1.30	4,937,500	2,271,990
2/13/2006	Lew Moorman	Cash	$0.35	581,060	581,060
2/13/2006	Lew Moorman	Cash	$0.652	25,000	25,000
8/22/2007	Palmer Moe	Cash	$0.35	18,330	18,333
11/5/2007	Glenn Reinus	Cash	$0.652	100,000	100,000
1/10/2008	Palmer Moe	Cash	$0.35	56,670	56,670
1/30/2008	Troy Toman	Cash	$3.40	37,500	37,500
2/13/2008	Frederic C. Hamilton, Jr.	Cash	$0.35	85,000	85,000

(1)	Represents fully vested options granted to certain non-employee directors in lieu of compensation for past services rendered.
(2)	Mr. Napier exercised six option grants totaling 4,937,500 shares of common stock at exercise prices ranging from $0.35 to $1.30 for a net total of 2,271,990 shares.

Stock Option Grants

Certain stock option grants to our executive officers in 2007 and related option grant policies are more fully described in this prospectus under the caption “Management—Compensation Discussion and Analysis.” We granted the following options to certain executive officers since January 31, 2005:

In December 2005, we granted A. Lanham Napier an option to purchase 2,038,010 shares of our common stock at an exercise price of $2.50 per share.

In December 2005, we granted Glenn Reinus an option to purchase 475,000 shares of our common stock at an exercise price of $2.50 per share.

In December 2005, we granted Lew Moorman an option to purchase 390,000 shares of our common stock at an exercise price of $2.50 per share.

In December 2005, we granted Alan Schoenbaum an option to purchase 375,000 shares of our common stock at an exercise price of $2.50 per share.

In March 2006, we granted Major Horton an option to purchase 500,000 shares of our common stock at an exercise price of $2.50 per share. In June 2007, this option grant was modified in connection with Mr. Horton’s severance agreement and he retained an option to purchase 125,000 shares of our common stock at an exercise price of $2.50 per share that will remain exercisable until September 2008.

In September 2006, we granted Troy Toman an option to purchase 150,000 shares of our common stock at an exercise price of $3.40 per share.

In March 2007, we granted Klee Kleber an option to purchase 225,000 shares of our common stock at an exercise price of $4.94 per share.

In May 2007, we granted Kiprian Miles an option to purchase 125,000 shares of our common stock at an exercise price of $5.82 per share.

In June 2007, we granted Doug Loewe an option to purchase 500,000 shares of our common stock at an exercise price of $5.82 per share.

In August 2007, we granted Troy Toman an option to purchase 75,000 shares of our common stock at an exercise price of $5.82 per share.

In October 2007, we granted David Belle-Isle an option to purchase 375,000 shares of our common stock at an exercise price of $5.82 per share.

In February 2008, we granted Bruce R. Knooihuizen an option to purchase 500,000 shares of our common stock at an exercise price of $9.14 per share.

In March 2008, we granted A. Lanham Napier an option to purchase 211,400 shares of our common stock at an exercise price of $10.30 per share.

In March 2008, we granted Lew Moorman an option to purchase 118,300 shares of our common stock at an exercise price of $10.30 per share.

In March 2008, we granted Glenn Reinus an option to purchase 118,300 shares of our common stock at an exercise price of $10.30 per share.

In March 2008, we granted Alan Schoenbaum an option to purchase 84,500 shares of our common stock at an exercise price of $10.30 per share.

In March 2008, we granted David Belle-Isle an option to purchase 54,900 shares of our common stock at an exercise price of $10.30 per share.

In March 2008, we granted Doug Loewe an option to purchase 54,900 shares of our common stock at an exercise price of $10.30 per share.

In March 2008, we granted Klee Kleber an option to purchase 49,800 shares of our common stock at an exercise price of $10.30 per share.

In March 2008, we granted Troy Toman an option to purchase 49,800 shares of our common stock at an exercise price of $10.30 per share.

In March 2008, we granted Kiprian Miles an option to purchase 40,000 shares of our common stock at an exercise price of $10.30 per share.

In May 2008, we granted John Lionato an option to purchase 225,000 shares of our common stock at an exercise price of $14.00 per share.

Stock Option Redemptions

In October 2005, we redeemed from Glenn Reinus 500,000 shares which were subject to an option to purchase 1,800,000 shares at $0.652 per share granted to Mr. Reinus in February 2003 at a redemption price of $2.10 per share, and terminated the option to purchase such shares.

Employment Agreements

We are a party to, or intend to enter into, employment agreements with certain of our executive officers. See the sections titled “Management—Employment Agreements” and “Management—Potential Payments upon Termination or Change in Control” for a description of these agreements.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, would require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. See the section entitled “Management—Limitations of Liability; Indemnification of Directors and Officers.”

Registration Rights

We have entered into registration rights agreements with certain of our stockholders, pursuant to which these and other stockholders have registration rights with respect to their shares of common stock in certain circumstances in connection with registrations of securities by us or registrations demanded in accordance with their contractual registration rights by holders of prescribed minimum percentages of the outstanding shares which hold such rights. The total amount of outstanding shares with registration rights is 64,727,953.

Sale of Partnership Interest

In January 2007, Graham Weston, the Chairman of our board of directors, entered into an Agreement and Assignment of Partnership Interest with certain of our employees, pursuant to which he sold an aggregate of a 17.1% interest in a limited partnership holding Rackspace Hosting common stock for a total purchase price of $338 thousand. This percentage ownership of the partnership equates to 150,620 shares of Rackspace Hosting stock for a purchase price of $2.24 per share. The company recorded compensation expense of $257 thousand for the amount of discount given to the select management personnel above the 20.0% discount taken because of certain limitations with respect to the marketability of the partnership interests. In addition, during the third quarter of 2007, an additional 4.6% of the limited partnership was sold to certain employees of Rackspace Hosting for a total purchase price of $212 thousand, at the current appraised value less a 10% discount, which resulted in no additional compensation expense. This percentage ownership of the partnership equates to 40,535 shares of Rackspace Hosting stock for a purchase price of $5.24 per share. Each purchaser of the limited partnership interests entered into a buy-back and transfer restriction agreement with Mr. Weston, pursuant to which each purchaser granted to Mr. Weston the right to repurchase such interests in the event that the purchaser engages in certain activities deemed to be in competition with Rackspace Hosting. The repurchase price for such interests shall equal the fair market value of such interests. The buy-back and transfer restriction agreements also prohibit the purchaser from transferring the interests without the consent of the general partner of the partnership.

The following table summarizes the number of shares subject to registration rights held by our executive officers, directors, and holders of more than 5% of any class of our voting securities, or affiliates of such persons or entities as of March 31, 2008.

Stockholder	Shares Subject to Registration Rights(6)
4N Launch II, Ltd.(1)	75,000
A. Lanham Napier	555,796
A. Lanham Napier 2007 Grantor Retained Annuity Trust(2)	52,559
Beaulieu River 2005, LP(3)	881,860
Beaulieu River Common, LP(3)	841,775
Beaulieu River Preferred, LP(3)	3,507,345
Beaulieu River Texas, Ltd.(3)	833,335
Isom Capital Partners I, L.P.(4)	6,095,240
Isom Capital Partners II, L.P.(4)	1,060,460
Isom Capital Partners III, L.P.(4)	669,160
Isom Capital Partners IV, L.P.(4)	12,500
Macroweb, LC(3)	500
Napier Family Acquisition I, LLC(1)	151,495
Napier Family Acquisition II, LLC(1)	10,150
Norwest Venture Partners VIII, LP(5)	9,746,950
NVP Entrepreneurs Fund IX, L.P.(5)	34,420
Norwest Venture Partners VII-A, LP(5)	1,182,650
NVP Entrepreneurs Fund VIII, L.P.(5)	486,070
Norwest Venture Partners IX, LP(5)	1,249,055
Sequoia Capital Entrepreneurs Annex Fund, a Delaware Limited Partnership	63,160
Sequoia Capital Franchise Fund, L.P.	4,785,730
Sequoia Capital Franchise Partners, L.P.	652,595
Sequoia Capital Growth Fund III, L.P.	1,937,505
Sequoia Capital Growth III Principals Fund, a Delaware Multiple Series LLC	94,910
Sequoia Capital Growth Partners III, L.P.	21,360
Sequoia Capital IX, a Delaware Limited Partnership	1,515,785
Trout, Ltd.(3)	36,398,095

(1)	A. Lanham Napier, our President and chief executive officer and one of our directors, is a limited partner, a member of the general partner, or a member of each of 4N Launch II, Ltd., Napier Family Acquisition I LLC and Napier Family Acquisition II, LLC.
(2)	A. Lanham Napier, our President and chief executive officer and one of our directors, is the annuity beneficiary of the A. Lanham Napier 2007 Grantor Retained Annuity Trust.
(3)	Graham Weston, the Chairman of our board of directors, is the sole member of Knightsbridge, LC, the general partner of each of Beaulieu River 2005, LP, Beaulieu River Common, LP, Beaulieu River Preferred, LP, Beaulieu River Texas, Ltd., and Trout, Ltd. Graham Weston is the 100% beneficial owner of Macroweb, LC.
(4)	S. James Bishkin, one of our directors, is the president of the general partner of each of Isom Capital Partners I, L.P., Isom Capital Partners II, L.P., Isom Capital Partners III, L.P. and Isom Capital Partners IV, L.P.
(5)	George J. Still, Jr., one of our directors, has voting or dispositive power over Norwest Venture Partners VIII, L.P., NVP Entrepreneur Fund IV, L.P., Norwest Venture Partners VII-A, L.P., NVP Entrepreneurs Fund VIII, L.P. and NVP Venture Partners IX, L.P.
(6)	The number of shares subject to registration rights following the consummation of this offering shall be reduced by the number of shares held by these entities and their assignees to be sold in connection with this offering. See the section entitled “Principal and Selling Stockholders.”

For more information regarding these agreements, please refer to the section entitled “Description of Capital Stock—Registration Rights.” This is not a complete description of the registration rights agreements and is qualified by the full text of the registration rights agreements filed as exhibits to the registration statement of which this prospectus is a part.

Other Transactions with Related Parties

We lease approximately 12,492 square feet of office space in the Weston Centre, in downtown San Antonio, Texas from the Santa Clara Land Company, Ltd., an affiliate of Graham Weston, the Chairman of our board of directors. We entered into this office lease on January 28, 2008, as amended July 10, 2008, for an initial 60-day term, automatically renewing on a month to month basis thereafter unless either party gives 30 days written notice of its termination. The monthly base rent is $19,571 or $18.80 per square foot.

In addition, we lease approximately 16,446 square feet for data center space in the Weston Centre from the same affiliate of Mr. Weston. We entered into an Office Building Lease Agreement with Santa Clara Land Company, Ltd. on February 22, 2000, as amended March 30, 2000, December 9, 2004, and March 1, 2007. The most recent amendment extended the term of the lease to February 29, 2012 at a monthly basic rent of $28,781 or $21.00 per square foot. The March 1, 2007 amendment also provided for two additional five year renewal terms after the expiration of the primary lease term on the same terms and conditions as the current lease. We may terminate this lease at any time by providing the landlord with 18 months prior written notice and paying a termination penalty payment equal to one month’s then applicable basic rent. We also rent certain storage lease space in the Weston Centre under a separate lease with Santa Clara Land Company, Ltd. Our board of directors discussed these leases as potential related party transactions and approved the terms of the leases as fair and in the best interests of the company on February 28, 2007. We paid an aggregate of $341,369, $346,940, and $441,301 to the Santa Clara Land Company, Ltd. during 2005, 2006, and 2007, respectively, under these leases.

A portion of the property we lease from the City of Windcrest Economic Development Corporation in the San Antonio, Texas area was purchased for approximately $3.9 million in cash on February 16, 2007 from Anthon Major, Ltd., a limited partnership. Wittington America, Ltd., which is wholly-owned by Graham Weston, the chairman of our board of directors, holds a 75% interest in Anthon Major, Ltd.

We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Corporate Opportunity Waiver

Under the “corporate opportunity doctrine,” in certain circumstances our directors, officers and stockholders may have a duty to present to us matters that come before them that are within our line of business or would be deemed of interest to us. Pursuant to our restated certificate of incorporation, we have renounced any such duty with respect to our non-employee directors except where such matters are presented to them solely in their capacities as our directors. A company is permitted to renounce or waive its right to corporate opportunities under Section 122(17) of Delaware General Corporation Law. An example of when the corporate opportunity waiver could be applicable is in the event that a non-employee director was approached by a company that would like to be acquired, and which is engaged in a line of business that relates to our business. Under Delaware law, a director may, under certain circumstances, be obligated to present this kind of opportunity to the corporation for which they serve as a director. With the waiver set forth in our restated certificate of incorporation, we have eliminated uncertainty about this kind of question, and our non-employee directors would not have any obligation to present any such opportunities to us. Our non-employee directors would be free to pursue any such opportunities themselves, or to present them to another company, without notifying us or giving us any ability to participate. We chose to waive these rights in order to attract and retain highly qualified individuals to our board of directors who might be affiliated with venture funds or other investment entities that are likely to invest in other companies that may be presented with opportunities similar to those that might be deemed of interest to us. Since all of our non-employee directors are active investors or serve on the boards of directors of other companies, our board of directors desired to avoid any uncertainty as to their duties to the company with respect to corporate opportunities. In addition, our board of directors considered the effect of not having the waiver in place on recruiting new directors and concluded that it would be more difficult to recruit new directors without the waiver.

Policies and Procedures for Related Party Transactions

We have adopted a formal policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $100,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers, and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of this policy. Upon completion of this offering, we will post this related party transaction policy on our website.

In accordance with our Code of Business Conduct and Ethics in effect prior to the completion of this offering, all transactions entered into since January 1, 2005 involving any of our directors or officers have been submitted to our board of directors for review and approval by our disinterested directors in accordance with Section 144 of the Delaware General Corporation Law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of June 30, 2008, subject to certain assumptions set forth in the footnote and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:

•	Each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

•	Each of our named executive officers;

•	Each of our current directors;

•	All of our current directors and current executive officers as a group; and

•	Each of the selling stockholders.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table possesses sole voting and investment power with respect to all shares of common stock beneficially owned by them. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of June 30, 2008, are deemed to be outstanding for calculating the number and percentage of outstanding shares of the person holding such options and warrants, but are not deemed to be outstanding for calculating the percentage ownership of any other person.

Applicable percentage ownership in the following table is based on 103,383,784 shares of common stock outstanding as of June 30, 2008, which gives effect to the conversion of all outstanding shares of preferred stock into 1,214,837 shares of common stock upon completion of this offering.

The table and footnotes set forth the number of shares held by, and the percentage beneficial ownership of, each selling stockholder based on 116,083,784 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of 1,905,000 shares of our common stock.

Unless otherwise indicated, the address of each of the individuals named below is c/o Rackspace Hosting, Inc., 5000 Walzem Rd., San Antonio, Texas 78218.

Name of Beneficial Owner	Share Beneficially Owned Prior to the Offering		Shares Being Offered (54)	Shares Beneficially Owned After the Offering		Shares subject to Over- allotment	Shares Beneficially Owned After Exercise of Over-allotment (55)
	Number	Percent (%)		Number	Percent (%)		Number	Percent (%)
5% Stockholders
Entities affiliated with Norwest Venture Partners VIII, L.P. (1)	16,538,806	16.0	—	16,538,806	14.2	—	16,538,806	14.0
Entities affiliated with Sequoia Capital Franchise Fund, L.P. (2)	11,785,546	11.4	—	11,785,546	10.2	—	11,785,546	10.0
Entities affiliated with Isom Capital Partners I, LP (on behalf of certain of its limited partners) (3)	8,047,380	7.8	485,547	7,561,833	6.5	72,832	7,489,001	6.3

Named Executive Officers and Directors
Graham Weston(4)	24,357,692	23.6	—	24,357,692	21.0	—	24,357,692	20.6
A. Lanham Napier (5)	7,014,140	6.7	200,272	6,813,868	5.8	30,041	6,783,827	5.7
Glenn Reinus (6)	1,537,500	1.5	46,167	1,491,333	1.3	6,925	1,484,408	1.2
Doug Loewe	—	*	—	—	*	—	—	*
Klee Kleber (7)	56,250	*	—	56,250	*	—	56,250	*
Major Horton (8)	325,000	*	84,531	240,469	*	12,680	227,789	*
S. James Bishkin (9)	1,003,668	1.0	—	1,003,668	*	—	1,003,668	*
Frederic C. Hamilton, Jr. (10)	109,899	*	—	109,899	*	—	109,899	*

Name of Beneficial Owner	Share Beneficially Owned Prior to the Offering		Shares Being Offered (54)	Shares Beneficially Owned After the Offering		Shares subject to Over- allotment	Shares Beneficially Owned After Exercise of Over-allotment (55)
	Number	Percent (%)		Number	Percent (%)		Number	Percent (%)
Palmer L. Moe	117,794	*	—	117,794	*	—	117,794	*
George J. Still, Jr. (11)	16,538,806	16.0	—	16,538,806	14.2	—	16,538,806	14.0
All directors and executive officers as a group (16 people) (12)	53,690,813	50.1	325,444	53,365,369	44.5	48,817	53,316,552	43.8

Other Selling Stockholders
Patrick Condon and affiliated entities (13)	4,439,880	4.3	103,517	4,336,363	3.7	15,527	4,320,836	3.7
Quincy Lee and affiliated entities (14)	3,353,730	3.2	219,611	3,134,119	2.7	32,942	3,101,177	2.6
Entities affiliated Frederic C. Hamilton and Elizabeth W. Ireland (15)	3,175,745	3.1	82,599	3,093,146	2.7	12,390	3,080,756	2.6
Dirk Elmendorf (16)	2,750,790	2.7	65,023	2,685,767	2.3	9,753	2,676,014	2.3
Red Hat Inc. (17)	1,873,310	1.8	487,237	1,386,073	1.2	73,085	1,312,988	1.1
Lew Moorman (18)	2,312,185	2.2	60,198	2,251,987	1.9	9,029	2,242,958	1.9
Alan Schoenbaum (19)	487,500	*	17,557	469,943	*	2,633	467,310	*
Robert Miggins (20)	400,000	*	26,010	373,990	*	3,901	370,089	*
Khaled Saffouri (21)	380,206	*	13,005	367,201	*	1,951	365,250	*
Comerica Incorporated (22)	268,750	*	69,900	198,850	*	10,485	188,365	*
Tailwind Capital Partners 2000 LP (23)	265,020	*	68,930	196,090	*	10,340	185,750	*
David Bryce (24)	228,540	*	5,202	223,338	*	780	222,558	*
Ted W. Alexander (25)	237,830	*	6,242	231,588	*	936	230,652	*
John Engates (26)	258,350	*	11,704	246,646	*	1,756	244,890	*
Edwin Grubbs (27)	231,990	*	12,068	219,922	*	1,810	218,112	*
Juan Gutierrez (28)	180,926	*	14,840	166,086	*	2,226	163,860	*
Mona Ghawi (29)	155,393	*	6,503	148,890	*	974	147,916	*
Karla Fulton (30)	104,200	*	5,462	98,738	*	819	97,919	*
Fabio Torlini (31)	96,250	*	6,503	89,747	*	974	88,773	*
Edward K. Kopplow (32)	132,034	*	7,803	124,231	*	1,170	123,061	*
Roy Terracina (33)	115,198	*	5,715	109,483	*	857	108,626	*
Matthew Bates (34)	91,250	*	910	90,340	*	137	90,203	*
Norwood-Rack, Ltd. (35)	87,335	*	6,242	81,093	*	936	80,157	*
Carl E. Isgren (36)	77,710	*	2,601	75,109	*	390	74,719	*
Robert C Condon and Carolyn T. Condon and affiliated entities (37)	121,500	*	3,160	118,340	*	474	117,866	*
Troy Toman (38)	66,880	*	1,251	65,629	*	188	65,441	*
Matthew Schatz (39)	66,245	*	1,951	64,294	*	293	64,001	*
CYB Holdings, LP (40)	56,820	*	14,779	42,041	*	2,217	39,824	*
Grannan Holdings, LP (41)	56,820	*	14,779	42,041	*	2,217	39,824	*
Barretstown Holdings, Ltd. (42)	56,818	*	2,601	54,217	*	390	53,827	*
Joshua Ladd Howell (43)	55,022	*	7,023	47,999	*	1,053	46,946	*
Robert Powers (44)	56,670	*	1,735	54,935	*	260	54,675	*
Annie Chichester (45)	54,180	*	2,601	51,579	*	390	51,189	*
Felda Hardyman (46)	44,170	*	11,488	32,682	*	1,723	30,959	*
Robert Mielke (47)	50,000	*	13,005	36,995	*	1,951	35,044	*
Mary Ruth Whitenton (48)	50,000	*	5,202	44,798	*	780	44,018	*
Lee A.C. Malins (49)	47,619	*	1,238	46,381	*	186	46,195	*
David J. Kaplan (50)	47,619	*	681	46,938	*	102	46,836	*
Jeffrey B. Weiss (51)	48,034	*	3,550	44,484	*	533	43,951	*
A. William Alberts (52)	46,495	*	2,439	44,056	*	365	43,691	*

Additional selling stockholders collectively holding less than 1% of the outstanding shares of the Company’s common stock prior to completion of the offering (65 people) (53)	998,630	1.0	90,618	908,012	*	13,599	894,413	*

*	Beneficial ownership of less than 1% of outstanding shares.

(1)	Includes:
•

4,176,039 shares held by Norwest Venture Partners VII-A, L.P., including 2,984,639 shares to be distributed to Norwest Venture Partners VII-A, L.P. by Trout, Ltd. prior to the completion of this offering (see footnote 4);

•	9,758,537 shares held by Norwest Venture Partners VIII, L.P.;
•	486,070 shares held by NVP Entrepreneurs Fund VIII, L.P.;

•	2,061,355 shares held by Norwest Venture Partners IX, L.P.; and

•	56,805 shares held by NVP Entrepreneurs Fund IX, L.P.

Without giving effect to the distributions by Trout, Ltd., the Norwest Venture Partner entities beneficially own 13,554,167 shares for an ownership percentage of 13.1%. George J. Still, Jr., one of our directors, is one of the managing partners, along with Promod Haque, of each of (i) Itasca VC Partners VII-A, LLC, the general partner of Norwest Venture Partners VII-A, L.P., (ii) Itasca VC Partners VIII, LLP, the general partner of each of Norwest Venture Partners VIII, L.P. and NVP Entrepreneurs Fund VIII, L.P., and (iii) Genesis VC Partners IX, LLC, the general partner of each of Norwest Venture Partners IX, L.P. and NVP Entrepreneurs Fund IX, L.P., may be deemed to share voting or dispositive power over the shares held by the entities affiliated with Norwest Venture Partners VII-A, L.P. Mr. Still disclaims any beneficial ownership of shares held by the entities affiliated with the Norwest Venture Partners except to the extent of any pecuniary interest therein. The address of the Norwest Venture Partners entities is 525 University Ave., Suite 800, Palo Alto, CA 94301. For a discussion of our material relationships with the Norwest Venture Partners entities, see the section entitled “Certain Relationships and Related Party Transactions.”

(2)	Includes:

•	63,160 shares held by Sequoia Capital Entrepreneurs Annex Fund, L.P.;

•	5,160,350 shares held by Sequoia Capital Franchise Fund, L.P.;

•	703,685 shares held by Sequoia Capital Franchise Partners, L.P.;

•

4,096,749 shares held by Sequoia Capital Growth Fund III, L.P., including 2,008,499 shares to be distributed to Sequoia Capital Growth Fund III, L.P. by Trout, Ltd. prior to the completion of this offering (see footnote 4);

•	98,360 shares to be distributed to Sequoia Capital Growth III Principals Fund, L.P. by Trout, Ltd. prior to the completion of this offering;

•	102,295 shares held by Sequoia Capital Growth III Principals Fund, L.P.;

•

45,162 shares held by Sequoia Capital Growth Partners III, L.P., including 22,142 shares to be distributed to Sequoia Capital Growth Partners III, L.P. by Trout, Ltd. prior to the completion of this offering; and

•	1,515,785 shares held by Sequoia Capital IX, L.P.

Without giving effect to the distributions by Trout, Ltd., the Sequoia Capital entities beneficially own 9,656,545 shares for an ownership percentage of 9.3%. Doug Leone has the authority to vote shares held by the Sequoia Capital entities. Mr. Leone disclaims beneficial ownership of all shares except to the extent of his individual pecuniary interest therein. The address of the Sequoia Capital entities is 3000 Sand Hill Road, Bldg 4, Suite 280, Menlo Park, CA 94025. For a discussion of our material relationships with the Sequoia Capital Growth Fund entities, see the section entitled “Certain Relationships and Related Party Transactions.”

(3)	Includes:

•	6,095,240 shares held by Isom Capital Partners I, L.P.;

•	1,060,460 shares held by Isom Capital Partners II, L.P.;

•	669,160 shares held by Isom Capital Partners III, L.P.; and

•	222,520 shares held by Isom Capital Partners IV, L.P.

S. James Bishkin, one of our directors, is affiliated with Isom Capital Partners I, L.P., Isom Capital Partners II, L.P., Isom Capital Partners III, L.P., and Isom Capital Partners IV, L.P. as further described in footnote 9 below.

Isom Capital Partners I, L.P. is offering to sell 373,977 shares with an additional 56,096 shares subject to the underwriter’s over-allotment option. Isom Capital Partners II, L.P. is offering to sell 80,804 shares with an additional 12,121 shares subject to the underwriter’s over-allotment option. Isom Capital Partners III, L.P. is offering to sell 30,766 shares with an additional 4,615 shares subject to the underwriter’s over-allotment option. The outstanding shares held by Isom Capital I, L.P, Isom Capital II, L.P., and Isom Capital III, L.P. were issued upon our reorganization into a corporation completed on August 21, 2001.

(4)	Includes:

•

74,701 shares to be distributed to Graham Weston prior to the completion of this offering, including (i) 500 shares to be distributed to Mr. Weston by Macroweb LC prior to the completion of this offering and (ii) 74,201 shares to be distributed to Mr. Weston by Beaulieu River 2005, LP prior to the completion of this offering;

•	19,788,564 shares held by Trout, Ltd.;

•	3,507,345 shares held by Beaulieu River Preferred, LP,

•	852,273 shares to be distributed to Giant Partners, L.P. by Trout, Ltd. prior to the completion of this offering;

•	132,252 shares to be distributed to Beaulieu River Trout, Ltd. by Trout, Ltd. prior to the completion of this offering; and

•

2,557 shares to be distributed to Knightsbridge, LC prior to the completion of this offering, including (i) 880 shares to be distributed to Knightsbridge, LC by Beaulieu River 2005, LP prior to the completion of this offering, (ii) 842 shares to be distributed to Knightsbridge, LC by Beaulieu River Common, LP prior to the completion of this offering, and (iii) 835 shares to be distributed to Knightsbridge, LC by Beaulieu River Texas, Ltd. prior to the completion of this offering.

Excludes:

•	15,625,006 of 36,398,095 shares held by Trout, Ltd. to be distributed to certain of its limited partners not affiliated with Mr. Weston prior to the completion of this offering;

•	806,779 of 881,860 shares held by Beaulieu River 2005, LP to be distributed to its limited partners not affiliated with Mr. Weston prior to the completion of this offering;

•	840,933 of 841,775 shares held by Beaulieu River Common, LP to be distributed to its limited partners not affiliated with Mr. Weston prior to the completion of this offering; and

•	832,500 of 833,335 shares held by Beaulieu River Texas, Ltd. to be distributed to its limited partners not affiliated with Mr. Weston prior to the completion of this offering.

Without giving effect to the distributions by Trout, Ltd., Beaulieu River 2005, LP, Beaulieu River Common, LP, and Beaulieu River Texas, Ltd., Mr. Weston beneficially owns 42,462,910 shares for an ownership percentage of 41.1% of the company. Mr. Weston, the Chairman of our board of directors, is the sole member of Knightsbridge, LC, the general partner of each of Trout, Ltd., Beaulieu River 2005, LP, Beaulieu River Common, LP, Beaulieu River Texas, Ltd., Beaulieu River Preferred, LP and Beaulieu River Trout, LP, and Giant Partners, L.P., and may be deemed to have voting and dispositive power over the shares held by these entities. Mr. Weston disclaims any beneficial ownership of shares held by Trout, Ltd., Beaulieu River 2005, LP, Beaulieu River Common, LP, Beaulieu River Texas, Ltd. except for the shares to be distributed to Mr. Weston, Beaulieu River Trout, Ltd., Giant Partners, L.P. and Knightsbridge, LC as described above. Mr. Weston disclaims any beneficial ownership of shares held by Beaulieu River Preferred, LP or Beaulieu River Trout, LP except to the extent of any pecuniary interest therein. Mr. Weston is the 100% beneficial owner of Macroweb, LC and Knightsbridge, LC and has, or upon the distribution of shares of our common stock to them will have, voting and dispositive power over the shares held or to be distributed to such entities. For a discussion of our material relationships with Mr. Weston and his affiliated entities, see the section entitled “Certain Relationships and Related Party Transactions.”

(5)	Includes:

•

5,687,831 shares held by A. Lanham Napier including (i) 2,726,453 shares to be distributed to Mr. Napier by 4N Launch, Ltd. in connection with the completion of this offering (4N Launch, Ltd. having received 8,522,728 shares from a distribution by Trout, Ltd. (which was issued such shares upon our reorganization into a corporation completed on August 21, 2001) prior to the completion of this offering (see footnote 4)), (ii) 125,403 shares to be distributed to Mr. Napier by 4N Launch II, Ltd. in connection with the completion of this offering which it acquired (a) from us on October 13, 2005 and (b) from Dirk Elmendorf on April 4, 2007, (iii) 750 shares to be distributed to Mr. Napier by Napier Family Acquisition I, LLC in connection with the completion of this offering, which it acquired from Mr. Napier on April 30, 2007, (iv) 150 shares to be distributed to Mr. Napier by Napier Family Acquisition II, LLC in connection with the completion of this offering, which it acquired from Mr. Napier on April 30, 2007, (v) 6,856 shares to be distributed to Mr. Napier by 4N Launch GP, LLC in connection with the completion of this offering (4N Launch GP, LLC having received such shares from a distribution by 4N Launch, Ltd. prior to the completion of this offering), and (vi) 432 shares to be distributed to Mr. Napier by 4N Launch II GP, LLC in connection with the completion of this offering (4N Launch II GP, LLC having received such shares from a distribution by 4N Launch II, Ltd. prior to the completion of this offering);

•	options held by Mr. Napier to purchase 1,273,750 shares of common stock that are exercisable within 60 days of June 30, 2008; and

•	52,559 shares held by the A. Lanham Napier 2007 Grantor Retained Annuity Trust.

Excludes:

•	5,789,419 of 8,522,728 shares held by 4N Launch, Ltd. to be distributed to its limited partners not affiliated with Mr. Napier in connection with the completion of this offering;

•	354,495 of 480,330 shares held by 4N Launch II, Ltd. to be distributed to its limited partners not affiliated with Mr. Napier in connection with the completion of this offering;

•	150,745 of 151,495 shares held by Napier Family Acquisition I, LLC to be distributed to its members not affiliated with Mr. Napier in connection with the completion of this offering; and

•	10,000 of 10,150 shares held by Napier Family Acquisition II, LLC to be distributed to its members not affiliated with Mr. Napier in connection with the completion of this offering.

After the distributions described above in this footnote (5), and in connection with the completion of this offering, Mr. Napier shall transfer certain of the shares held directly by him to HBSA, L.P., a limited partnership of which Mr. Napier is the managing general partner and also a limited partner. After such transfer, Mr. Napier will continue to hold the remainder of such shares directly.

Without giving effect to the distributions by Trout, Ltd., 4N Launch, Ltd, 4N Launch II Ltd., Napier Family Acquisition I, LLC, and Napier Family Acquisition II, LLC, Mr. Napier beneficially owns 4,796,070 shares for an ownership percentage of 4.6%. Mr. Napier, our president and chief executive officer and one of our directors, is the sole member of each of 4N Launch GP, LLC, which is the general partner of 4N Launch, Ltd., and 4N Launch II GP, LLC, which is the general partner of 4N Launch II, Ltd., and may be deemed to have voting or dispositive power over the shares held by these entities. Mr. Napier is the manager and a member of each of Napier Family Acquisition I, LLC and Napier Family Acquisition II, LLC, and has voting or dispositive power over the shares held by these entities. Mr. Napier disclaims any beneficial ownership of shares held by these entities, except as set forth herein. Mr. Napier is the annuity beneficiary of the A. Lanham Napier 2007 Grantor Retained Annuity Trust. For a discussion of our material relationships with Mr. Napier and his affiliated entities, see the section entitled “Certain Relationships and Related Party Transactions.”

(6)	Includes (i) 100,000 shares held by Glenn Reinus in trusts for the benefit of Glenn Reinus’ children, and (ii) options to purchase 1,437,500 shares of common stock that are exercisable within 60 days of June 30, 2008, which were granted to Mr. Reinus on February 25, 2003 and December 31, 2005.

(7)	Includes 56,250 shares of common stock that are exercisable within 60 days June 30, 2008.

(8)	Includes (i) 200,000 shares held by Major Horton, which were acquired by Mr. Horton from us on May 22, 2006 and (ii) options to purchase 125,000 shares of common stock that are exercisable within 60 days of June 30, 2008, which were granted on June 15, 2006.

(9)	Includes:

•

75,485 shares held by or to be distributed to S. James Bishkin including (i) 14,034 shares to be distributed to Mr. Bishkin by Isom Capital Partners III, L.P. in connection with the completion of this offering and (ii) 44,447 shares to be distributed by Isom Capital Partners IV, L.P. in connection with the completion of this offering;

•

632,866 shares to be distributed to Bishblum, LP including (i) 557,923 shares to be distributed by Isom Capital Partners I, L.P. in connection with the completion of this offering and (ii) 74,943 shares to be distributed by Isom Capital Partners II, L.P. in connection with the completion of this offering;

•

64,939 shares to be distributed to Emmis Mortgage SA, Ltd. including (i) 48,487 shares to be distributed by Isom Capital Partners III, L.P. in connection with the completion of this offering and (ii) 16,452 shares to be distributed by Isom Capital IV, L.P. in connection with the completion of this offering;

•	214,625 shares to be distributed to Bishkin 2000 Family, LP by Isom Capital Partners I, L.P. in connection with the completion of this offering; and

•	15,753 shares to be distributed to the Bishkin Family Trust by Isom Capital Partners III, L.P. in connection with the completion of this offering.

Excludes:

•	5,322,692 of 6,095,240 shares held by Isom Capital Partners I, L.P. to be distributed to its limited partners not affiliated with Mr. Bishkin in connection with the completion of this offering;

•	985,517 of 1,060,460 shares held by Isom Capital Partners II, L.P. to be distributed to its limited partners not affiliated with Mr. Bishkin in connection with the completion of this offering;

•	590,886 of 669,160 shares held by Isom Capital Partners III, L.P. to be distributed to its limited partners not affiliated with Mr. Bishkin in connection with the completion of this offering; and

•	161,621 of 222,520 shares held by Isom Capital Partners IV, L.P. to be distributed to its limited partners not affiliated with Mr. Bishkin in connection with the completion of this offering.

Without giving effect to the distributions by the Isom Capital Partners entities, Mr. Bishkin may be deemed to beneficially own 8,064,384 shares for a beneficial ownership of 7.8%. Except for the shares being sold by Isom Capital Partners I, L.P., Isom Capital Partners II, L.P., and Isom Capital Partners III, L.P. in connection with this offering, all of the shares held by them are expected to be distributed to their respective partners immediately prior to the completion of this offering. Mr. Bishkin, one of our directors, is the controlling general partner of Bishblum, LP, the general partner of each of Isom Capital Partners I, L.P. and Isom Capital Partners II, L.P., and may be deemed to have voting and dispositive power over the shares held by such entities. Mr. Bishkin disclaims any beneficial ownership of shares held by Isom Capital Partners I, L.P. and Isom Capital Partners II, L.P. except for the shares to be distributed to Bishkin 2000 Family, LP and Bishblum, LP as described above. Mr. Bishkin disclaims any beneficial ownership of shares to be distributed to Bishblum, LP except to the extent of any pecuniary interest therein. Mr. Bishkin is the general partner of the Bishkin 2000 Family, LP and disclaims any beneficial ownership of shares to be distributed thereto except to the extent of any pecuniary interest therein. Mr. Bishkin is the general partner of Emmis Mortgage SA, Ltd., the general partner of each of Isom Capital Partners III, L.P. and Isom Capital Partners IV, L.P., and may be deemed to have voting and dispositive power over the shares held by such entities. Mr. Bishkin disclaims any beneficial ownership of shares held by such entities except for the shares to be distributed to himself, Emmis Mortgage SA, Ltd. and Bishkin Family Trust as described above. Mr. Bishkin is the 100% beneficial owner of Emmis Mortgage SA, Ltd., and upon the distribution of shares of our common stock to such entity, will have voting and dispositive power over the shares held or to be distributed to such entity. Mr. Bishkin is a beneficiary of the Bishkin Family Trust and disclaims any beneficial ownership of shares to be distributed thereto except to the extent of any pecuniary interest therein. For a discussion of our material relationships with Isom Capital Partners, see the section entitled “Certain Relationships and Related Party Transactions.”

(10)	Includes 60,000 shares held by Portlock I, L.P. Frederic C. Hamilton, Jr. is the general partner of Portlock I, L.P.

(11)	Includes:

•

4,176,039 shares held by Norwest Venture Partners VII-A, L.P., including 2,984,639 shares to be distributed to Norwest Venture Partners VII-A, L.P. by Trout, Ltd. in connection with the completion of this offering (see footnote 4);

•	9,758,537 shares held by Norwest Venture Partners VIII, L.P.;

•	486,070 shares held by NVP Entrepreneurs Fund VIII, L.P.;

•	2,061,355 shares held by Norwest Venture Partners IX, L.P.; and

•	56,805 shares held by NVP Entrepreneurs Fund IX, L.P.

Without giving effect to the distributions by Trout, Ltd., Mr. Still beneficially owns 13,554,167 shares for an ownership percentage of 13.1%. George J. Still, Jr., one of our directors, is one of the managing partners, along with Promod Haque, of each of (i) Itasca VC Partners VII-A, LLC, the general partner of Norwest Venture Partners VII-A, L.P., (ii) Itasca VC Partners VIII, LLP, the general partner of each of Norwest Venture Partners VIII, L.P. and NVP Entrepreneurs Fund VIII, L.P., and (iii) Genesis VC Partners IX, LLC, the general partner of each of Norwest Venture Partners IX, L.P. and NVP Entrepreneurs Fund IX, L.P., and may be deemed to share voting or dispositive power over the shares held by the entities affiliated with Norwest Venture Partners VII-A, L.P. Mr. Still disclaims any beneficial ownership of shares held by the entities affiliated with Norwest Venture Partners except to the extent of any pecuniary interest therein.

(12)	Consists of 6,593,711 shares held of record by the current directors and executive officers, options to purchase 3,825,190 shares exercisable within 60 days of June 30, 2008, and 43,271,912 shares held by entities over which our current directors and executive officers may be deemed to have voting or dispositive power. Without giving effect to any of the dissolutions made in connection with the completion of this offering, our current directors and executive officers beneficially own 84,931,674 shares for an ownership percentage of 79.2%.

Certain of our directors and officers and holders of more than 5% of our outstanding capital stock, or entities affiliated with them, may participate as bidders in the auction and purchasers in this offering. In no event will these parties be allocated an aggregate of more than 5% of the total number of shares being offered (including the shares subject to the underwriters’ over-allotment option). None of these parties will participate in the final determination of the offering price by the company and the underwriters. Any excess over 5% that would be allocated to such parties will instead be allocated pro rata among all other successful bids at or above the initial public offering price. Assuming that these parties purchase an aggregate of 862,500 shares at a price per share of $12.50, the midpoint of the range set forth on the cover of this prospectus, the total purchase price of these shares would be $10,781,250. Because none of these parties have binding agreements or commitments to bid in the auction or participate in the offering as purchasers, they may elect not to submit bids in this offering. If our directors and executive officers, or entities affiliated with them, collectively purchase 862,500 shares of our common stock, the number of shares beneficially owned by all of our directors and executive officers as a group will increase to 54,227,869 and the percentage of common stock beneficially owned after this offering will increase to 47.0%, or 54,179,052 and 46.2% assuming the underwriters’ over-allotment option is exercised in full.

(13)	Includes (i) 3,795,900 shares held by Patrick Condon issued upon our reorganization into a corporation completed on August 21, 2001, (ii) options to purchase 125,000 shares of common stock exercisable within 60 days of June 30, 2008 held by Patrick Condon, (iii) 476,190 shares held by Minipat & Company LTD issued upon our reorganization into a corporation completed on August 21, 2001, and (iv) 42,790 shares held by Webvention Partners issued in connection with our acquisition of Webmail.us, Inc. on November 21, 2007. Patrick Condon is the general partner of each of Minipat & Company LTD and Webvention Partners and has voting and dispositive power over the shares held by them.

(14)	Includes (i) 7,895 shares of common stock held directly by Quincy J. Lee issued as compensation for serving on our board of directors on December 31, 2005, (ii) 3,095,240 shares of common stock held by First Inning Investors LP issued upon our reorganization into a corporation completed on August 21, 2001, and (iii) 250,595 shares of common stock held by Teton Capital Partners, LP. acquired by Teton Capital Partners LP from us on October 13, 2005. Trango Capital, L.L.C., the general partner of First Inning Investors LP, has sole voting and investment control over the shares held by First Inning Investors LP. Quincy J. Lee, in his capacity as manager, is the control person of Trango Capital, L.L.C. Ancient Art, L.P., in its capacity as Teton Capital Partner LP’s investment adviser, has sole voting and investment power over the shares held by Teton Capital Partners LP. Quincy J. Lee, in his capacity as manager, is the control person of Ancient Art, L.P. However, Mr. Lee disclaims beneficial ownership of 65.6% of shares held by First Inning Investors LP and disclaims beneficial ownership of 84.2% of shares held by Teton Capital Partners LP. The address of First Inning Investors LP and Teton Capital Partners, LP is 610 West 5th Street, Suite 600, Austin, TX 78701.

(15)	Includes (i) 2,853,930 shares held by The Hamilton Companies LLC, 2,380,950 shares of which were issued upon our reorganization into a corporation completed on August 21, 2001 and 472,980 shares of which were acquired from Richard Yoo on February 15, 2005 and (ii) 321,815 shares held by Ireland Venture Partners LLC, which were issued upon our reorganization into a corporation completed on August 21, 2001. Frederic C. Hamilton is the manager of each of The Hamilton Companies LLC and Ireland Venture Partners LLC. Elisabeth W. Ireland is also a control person with respect to each of The Hamilton Companies LLC and Ireland Venture Partners LLC, but disclaims beneficial ownership of the shares held by The Hamilton Companies LLC. Frederic C. Hamilton is the father of Frederic C. Hamilton, Jr., one of our directors. The address of The Hamilton Companies LLC is 1560 Broadway, Suite 2200, Denver, CO 80202. The address of Ireland Venture Partners LLC is 100 Mount Vernon Street, Boston, MA 02108.

(16)	Includes (i) 875,000 shares held directly by Dirk Elmendorf and (ii) 1,875,790 shares held by Steilacoom Strongbox, LP, a Texas limited partnership. Of the 2,750,790 outstanding shares held by Mr. Elmendorf and Steilacoom Strongbox, LP, (i) 1,885,115 shares were issued to Mr. Elmendorf upon our reorganization into a corporation completed on August 21, 2001, (ii) 26,110 shares were issued to Mr. Elmendorf upon the exercise of a stock option on December 31, 2005, (iii) 589,965 shares were acquired by Mr. Elmendorf from Richard Yoo on October 30, 2007, and (iv) 250,000 shares were issued to Mr. Elmendorf upon the exercise of a stock option on April 18, 2008. Immediately prior to this offering, Mr. Elmendorf transferred 1,875,790 of these 2,750,790 shares to Steilacoom Strongbox, LP. Dirk Elmendorf is the president of Willamette Growth Management Company, LC, the general partner of Steilacoom Strongbox, LP.

(17)	Of the 1,873,310 outstanding shares held by Red Hat, Inc., (i) 1,766,785 were issued upon our reorganization into a corporation completed on August 21, 2001 and (ii) 106,525 shares were acquired from Richard Yoo on May 5, 2005. Mark

E. Cook, in his capacity as Vice President – Finance and Controller, has voting and investment control over the shares held by Red Hat, Inc. Mr. Cook disclaims beneficial ownership over all such shares. The address of Red Hat, Inc. is 1801 Varsity Dr., Raleigh, NC 27606.

(18)	Includes:

•

1,002,812 shares held by Lew Moorman including (i) 90,920 outstanding shares of common stock held directly by Mr. Moorman, which were issued upon the exercise of stock options on February 13, 2006. (ii) 838,940 shares of common stock that are exercisable within 60 days of June 30, 2008, which were granted to Mr. Moorman between April 26, 2000 and January 16, 2004, and (iii) 72,952 shares of common stock to be distributed in connection with this offering by Cushing Capital, L.P., which it acquired from us on October 15, 2005;

•	515,140 shares held in trusts for the benefit of members of Mr. Moorman’s family, which were acquired from Mr. Moorman on December 26, 2007; and

•

663,010 shares to be distributed in connection with this offering by Cushing Capital, L.P., and 131,223 shares to be distributed in connection with this offering by Cushing Capital II, L.P. (Cushing Capital II, L.P. having received 475,080 shares from a distribution by Beaulieu River Texas, Ltd. (which was issued such shares upon our reorganization into a corporation completed on August 21, 2001) in connection with this offering (see footnote 4)) to Cushing Capital GP, LLC, a limited liability company which is wholly owned by Mr. Moorman.

Excludes 1,752,313 of 2,488,275 shares held by Cushing Capital, L.P. to be distributed to its limited partners not affiliated with Mr. Moorman.

Without giving effect to the distributions by Beaulieu River Texas, Ltd., Cushing Capital, L.P. and Cushing Capital II, L.P., Mr. Moorman beneficially owns 3,933,275 shares for an ownership percentage of 3.8%. Mr. Moorman is the sole member of Cushing Capital GP, LLC, the general partner of Cushing Capital, L.P. and Cushing Capital II, L.P., and may be deemed to have voting and dispositive power over shares held by these entities. Mr. Moorman disclaims any beneficial ownership of shares held, or to be held, by Cushing Capital, L.P. and Cushing Capital II, L.P. except for the shares to be distributed to Mr. Moorman and Cushing Capital GP, LLC as described above.

(19)	Includes (i) 300,000 shares, which were purchased from us by Mr. Schoenbaum on May 22, 2006 and (ii) options to purchase 187,500 shares of common stock that are exercisable within 60 days of June 30, 2008.

(20)	Includes 400,000 shares which were issued to Mr. Miggins upon the exercise of stock options on September 28, 2006, October 1, 2007 and April 14, 2008.

(21)	Includes (i) 221,080 outstanding shares held by Mr. Saffouri, (a) 23,140 of which were issued upon the exercise of stock options on December 31, 2005 and (b) 197,940 of which were acquired from certain of our stockholders between October 23, 2004 and March 21, 2008 and (ii) options to purchase 159,126 shares of common stock that are exercisable within 60 days of June 30, 2008.

(22)	Comprised of shares issuable upon the exercise of warrants to purchase our common stock held by Comerica Incorporated issued on September 21, 2001 and July 12, 2002. Jay K. Oberg in his capacity as Senior Vice President, Cathrine Streenstrup, in her capacity as Vice President and various other officers of Comerica Capital Advisors Incorporated, a wholly-owned subsidiary of Comerica Incorporated, individually or together with such other officers have voting and investment control over the shares held by Comerica Incorporated. Mr. Oberg, Ms. Streenstrup and each other officer of Comerica Capital Advisors Incorporated disclaims beneficial ownership over all such shares. The address of Comerica Incorporated is 1717 Main St., 5th Floor, MC 6406, Dallas, TX 75201.

Comerica Incorporated has advised the Company that it is affiliated with Comerica Securities, Inc., World Asset Management, Inc., and Comerica Capital Markets Corporation (d/b/a W.Y. Campbell Corporation), each of which is a registered broker-dealer. Comerica Incorporated has represented and warranted to us that it acquired the warrants to purchase our common stock in the ordinary course business and, at the time of its acquisition of such warrants, it had no agreements or understandings, directly or indirectly, with any person to distribute the warrants or the common stock issuable on the exercise thereof.

(23)	The shares held by Tailwind Capital Partners 2000 LP were issued upon our reorganization into a corporation completed on August 21, 2001. Thomas W. Weisel, in his capacity as Chief Executive Officer of Thomas Weisel Partners Group, Inc., the general partner of Tailwind Capital Partners 2000 LP, has voting and investment control over the shares held by Tailwind Capital Partners 2000 LP. Mr. Weisel disclaims beneficial ownership over all such shares. The address of Tailwind Capital Partners 2000 LP is One Montgomery St., Suite 3700, San Francisco, CA 94104.

(24)	The shares held by David Bryce were issued upon the exercise of stock options on December 31, 2005.

(25)	Comprised of shares distributed from Beaulieu River Texas Ltd. prior to the completion of this offering. The shares to be distributed to Mr. Alexander by Beaulieu River Texas Ltd. were issued to Beaulieu River Texas Ltd. upon our reorganization into a corporation completed on August 21, 2001.

(26)	Includes (i) 81,195 shares issued upon the exercise of a stock option on December 31, 2005, (ii) options to purchase 137,250 shares of common stock that are exercisable within 60 days of June 30, 2008 and (iii) 39,905 shares distributed from Beaulieu River 2005 L.P. The shares to be distributed to Mr. Engates by Beaulieu River 2005 L.P. were acquired by Beaulieu River 2005 L.P. from Richard Yoo on February 15, 2005 and from Macroweb, LC and Graham Weston on December 4, 2006.

(27)	Includes (i) 197,615 shares issued to Mr. Grubbs upon our reorganization into a corporation completed on August 21, 2001, (ii) 11,260 shares issued to Mr. Grubbs upon the exercise of stock options on September 29, 2006, and (iii) 23,115 shares issued to Annalie Grubbs, Mr. Grubbs’ spouse, upon the exercise of options on December 31, 2005.

(28)	Includes (i) 93,015 outstanding shares which were issued to Mr. Gutierrez upon the exercise of stock options on December 31, 2005, March 17, 2008, and May 29, 2008, (ii) 67,376 shares of common stock that are exercisable within 60 days of June 30, 2008, and (iii) 20,535 shares distributed from Beaulieu River 2005 L.P. The shares to be distributed to Mr. Gutierrez by Beaulieu River 2005 L.P. were acquired by Beaulieu River 2005 L.P. from Richard Yoo on February 15, 2005 and from Macroweb, LC and Graham Weston on December 4, 2006.

(29)	Includes (i) 25,000 shares held by Mona Ghawi issued upon the exercise of a stock option on April 12, 2007, (ii) 118,489 shares distributed to Mona Ghawi from Beaulieu River 2005 L.P. prior to completion of this offering, and (iii) 11,904 shares distributed to Nicola Ghawi, Mona Ghawi’s spouse, from Beaulieu River 2005 L.P. prior to completion of this offering. The shares to be distributed to Mr. and Ms. Ghawi by Beaulieu River 2005 L.P. were acquired by Beaulieu River 2005 L.P. from Richard Yoo on February 15, 2005 and from Macroweb, LC and Graham Weston on December 4, 2006.

(30)	Includes (i) 64,200 shares issued upon the exercise of a stock option on December 31, 2005 and (ii) options to purchase 40,000 shares of common stock that are exercisable within 60 days of June 30, 2008.

(31)	Includes (i) 25,000 shares issued upon the exercise of a stock option on May 30, 2008 and (ii) options to purchase 71,250 shares of common stock that are exercisable within 60 days of June 30, 2008.

(32)	Comprised of shares distributed from 4N Launch, Ltd. and 4N Launch II, Ltd. (after the distribution of shares from Trout, Ltd. to 4N Launch, Ltd.) prior to the completion of this offering. The shares to be distributed to Mr. Kopplow by 4N Launch, Ltd. were distributed to 4N Launch, Ltd. by Trout, Ltd., which was issued such shares upon our reorganization into a corporation completed on August 21, 2001. The shares to be distributed to Mr. Kopplow by 4N Launch II, Ltd. were acquired by 4N Launch Ltd. (i) from us on October 13, 2005 and (ii) from Dirk Elmendorf on April 4, 2007.

(33)	Comprised of shares distributed from 4N Launch, Ltd. and 4N Launch II, Ltd. (after the distribution of shares from Trout, Ltd. to 4N Launch, Ltd.) prior to the completion of this offering. The shares to be distributed to Mr. Terracina by 4N Launch, Ltd. were distributed to 4N Launch, Ltd. by Trout, Ltd., which was issued such shares upon our reorganization into a corporation completed on August 21, 2001. The shares to be distributed to Mr. Terracina by 4N Launch II, Ltd. were acquired by 4N Launch Ltd. (i) from us on October 13, 2005 and (ii) from Dirk Elmendorf on April 4, 2007.

(34)	Includes (i) 81,250 shares of common stock that are exercisable within 60 days of June 30, 2008, which were granted to Mr. Bates on January 16, 2004, December 31, 2005, and July 17, 2007, and (ii) 10,000 shares to be distributed from Beaulieu River 2005 L.P. prior to completion of this offering. The shares to be distributed to Mr. Bates by Beaulieu River 2005 L.P. were acquired by Beaulieu River 2005 L.P. from Richard Yoo on February 15, 2005 and from Macroweb, LC and Graham Weston on December 4, 2006.

(35)	Comprised of shares distributed from Cushing Capital Ltd. prior to completion of this offering. Elizabeth Moore Norwood in her capacity as general partner of Norwood-Rack, Ltd. has voting and investment control over the shares held by Norwood-Rack, Ltd. The shares to be distributed to Norwood-Rack, Ltd. by Cushing Capital Ltd. were acquired from us by Cushing Capital, Ltd. on October 15, 2005.

(36)	Comprised of shares distributed from 4N Launch, Ltd. (after the distribution of shares from Trout, Ltd. to 4N Launch, Ltd.) prior to the completion of this offering. The shares to be distributed to Mr. Isgren by 4N Launch, Ltd. were distributed to 4N Launch, Ltd. by Trout, Ltd., which was issued such shares upon our reorganization into a corporation completed on August 21, 2001.

(37)	Includes (i) 71,500 shares held by Robert C. Condon and Carolyn T. Condon, Tenants in Common, which were acquired from Patrick Condon on October 15, 2004, and (ii) 50,000 shares held by the Robert C. Condon and Carolyn T. Condon Revocable Living Trust, which were acquired from Patrick Condon on January 26, 2007. Robert C. Condon and Carolyn T. Condon are co-trustees of the Robert C. Condon and Carolyn T. Condon Revocable Living Trust.

(38)	Includes (i) 48,130 outstanding shares held by Mr. Toman, which were acquired from certain of our stockholders between August 30, 2007 and January 30, 2008 and (ii) options to purchase 18,750 shares of common stock that are exercisable within 60 days of June 30, 2008.

(39)	Includes (i) 12,495 outstanding shares held by Mr. Schatz, which were issued to Mr. Schatz upon the exercise of stock options on December 31, 2005 and (ii) options to purchase 53,750 shares of common stock that are exercisable within 60 days of June 30, 2008.

(40)	Comprised of shares distributed from Beaulieu River 2005 L.P. prior to the completion of this offering. The shares to be distributed to CYB Holdings, LP by Beaulieu River 2005 L.P. were acquired by Beaulieu River 2005 L.P. from Richard Yoo on February 15, 2005 and from Macroweb, LC and Graham Weston on December 4, 2006. Justin R. Abernathy in his capacity as President of Online Management, Inc., the general partner of CYB Holdings, LP has voting and investment control over the shares held by CYB Holdings, LP. The address of CYB Holdings, LP is 4118 Garrison St NW, Washington, DC 20016.

(41)	Comprised of shares distributed from Beaulieu River 2005 L.P. prior to the completion of this offering. The shares to be distributed to Grannon Holdings, LP by Beaulieu River 2005 L.P. were acquired by Beaulieu River 2005 L.P. from Richard Yoo on February 15, 2005 and from Macroweb, LC and Graham Weston on December 4, 2006. Jason Abernathy in his capacity as President of Kessa Ventures, Inc., the general partner of Grannan Holdings, LP has voting and investment control over the shares held by Grannan Holdings, LP. The address of Grannan Holdings, LP is 4111 Fessenden St NW, Washington, DC 20016.

(42)	Comprised of shares distributed from RackInvest, LLC (immediately after the distribution of shares from Trout, Ltd. to RackInvest, LLC) prior to the completion of this offering. The shares to be distributed to Barretstown Holdings, Ltd by Rackinvest, LLC were distributed to Rackinvest LLC by Trout, Ltd., which was issued such shares upon our reorganization into a corporation completed on August 21, 2001. Claudia X.R. Hepburn in her capacity as President of Barretstown Holdings, Ltd. has voting and investment control over the shares held by Barretstown Holdings, Ltd.

(43)	Comprised of shares distributed from Cushing Capital Ltd. prior to completion of this offering. The shares to be distributed to Mr. Howell by Cushing Capital Ltd. were acquired from us by Cushing Capital, Ltd. on October 15, 2005.

(44)	Includes (i) 44,170 shares issued upon our reorganization into a corporation completed on August 21, 2001 and (ii) 12,500 shares acquired from Dirk Elmendorf and Patrick Condon on April 5, 2007.

(45)	Comprised of shares distributed from Beaulieu River 2005 L.P. prior to the completion of this offering. The shares to be distributed to Ms. Chichester by Beaulieu River 2005 L.P. were acquired by Beaulieu River 2005 L.P. from Richard Yoo on February 15, 2005 and from Macroweb, LC and Graham Weston on December 4, 2006.

(46)	The 44,170 outstanding shares held by Ms. Hardymon were issued upon our reorganization into a corporation completed on August 21, 2001.

(47)	The 50,000 outstanding shares held by Mr. Mielke were issued to Mr. Mielke upon the exercise of a stock option on June 20, 2006.

(48)	The 50,000 outstanding shares held by Ms. Whitenton were issued to Ms. Whitenton upon the exercise of a stock option on January 28, 2008.

(49)	Comprised of shares distributed from Beaulieu River Common L.P. prior to the completion of this offering. The shares to be distributed to Mr. Malins by Beaulieu River Common L.P. were issued to Beaulieu River Common L.P. upon our reorganization into a corporation completed on August 21, 2001.

(50)	Comprised of shares distributed from Beaulieu River Common L.P. prior to the completion of this offering. The shares to be distributed to Mr. Kaplan by Beaulieu River Common L.P. were issued to Beaulieu River Common L.P. upon our reorganization into a corporation completed on August 21, 2001.

(51)	Comprised of shares distributed from Cushing Capital Ltd. prior to completion of this offering. The shares to be distributed to Mr. Weiss by Cushing Capital Ltd were acquired from us by Cushing Capital, Ltd. on October 15, 2005.

(52)	Includes (i) 27,745 outstanding shares held by Mr. Alberts, which were acquired from certain of our stockholders between April 10, 2007 and April 28, 2008 and (ii) options to purchase 18,750 shares of common stock that are exercisable within 60 days of June 30, 2008.

(53)	Consists of the combined beneficial ownership of 65 selling stockholders whose collective holdings are less than 1% of our outstanding shares held as of June 30, 2008. The outstanding shares held by the stockholders subject to this footnote were issued by us before the filing of this registration statement. The shares subject to this footnote also include (i) options to purchase 246,253 shares of common stock that are exercisable within 60 days of June 30, 2008, (ii) 155,512 shares distributed from Cushing Capital Ltd. prior to completion of this offering, which it acquired from us on October 15, 2005, (iii) 28,409 shares distributed from RackInvest, LLC prior to the completion of this offering, which were distributed to Rackinvest LLC by Trout, Ltd., which was issued such shares upon our reorganization into a corporation completed on August 21, 2001, (iv) 88,785 shares distributed from Beaulieu River 2005 L.P. prior to the completion of this offering, which were acquired by Beaulieu River 2005 L.P. from Richard Yoo on February 15, 2005 and from Macroweb, LC and Graham Weston on December 4, 2006, (v) 114,140 shares distributed from Beaulieu River Common L.P. prior to the completion of this offering, which were issued to Beaulieu River Common L.P. upon our reorganization into a corporation completed on August 21, 2001, (vi) 39,367 shares distributed from 4N Launch, Ltd. prior to the completion of this offering, which were distributed to 4N Launch, Ltd. by Trout, Ltd., which was issued such shares upon our reorganization into a corporation completed on August 21, 2001, and (vii) 20,245 shares distributed by Napier Family Acquisition I, LLC prior to the completion of this offering, which were acquired by Napier Family Acquisition I, LLC from A. Lanham Napier on April 30, 2007.

(54)	Does not include shares subject to the over-allotment option.

(55)	Assumes full exercise of the over-allotment option by the underwriters.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the closing of this offering, our authorized capital stock will consist of 300,000,0000 shares of common stock, $0.001 par value, and 50,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

As of March 31, 2008, there were 102,744,808 shares of common stock outstanding that were held of record by approximately 185 stockholders after giving effect to the conversion of our preferred stock into shares of common stock. There will be 115,444,808 shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, outstanding shares of Series A Convertible Preferred Stock will be converted into shares of common stock. Pursuant to our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to 50,000,000 shares of preferred stock, in one or more series. Our board will determine the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

In connection with debt financing transactions, on September 21, 2001, we issued a warrant to the lender to purchase 93,750 shares of our common stock at an exercise price of $1.47 and on July 12, 2002, we issued an additional warrant to the lender for the purchase of 175,000 shares of our common stock at an exercise price of $0.80. Each warrant has an initial term of seven years from the issue date. However, if we complete this offering prior to the termination date of a warrant, then the termination date shall automatically be extended until the third anniversary of the closing of this offering. If the warrants have not been exercised prior to the termination date, then the warrants shall be deemed to have been automatically exercised by “cashless” conversion pursuant to the terms of the warrants. These warrants will be exercised prior to the closing of this offering.

Registration Rights

Upon completion of this offering and after the expiration of the lock-up agreements described in the section entitled “Shares Eligible for Future Sale,” holders of an aggregate of 64,727,953 shares of common stock will be entitled to rights to register the shares held by them under the Securities Act pursuant to registration rights agreements among us and the holders of these securities. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions and limitations, that the underwriters may limit the number of shares to be included in the registration and in some cases exclude these shares entirely.

In addition, the holders of these shares may require us, at our expense and on not more than one occasion, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to affect the registration.

The holders of these registration rights have waived their contractual rights to include shares held by them in this offering and their rights to demand registration of their shares until the expiration of the lock-up period applicable to this offering. See the section entitled “Shares Eligible for Future Sale”.

Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law

Certain provisions of Delaware law, our restated certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Restated Certificate of Incorporation

Undesignated Preferred Stock.    As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    We have provided in our restated certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, the chief executive officer, the president, or the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled Only by Majority of Directors.    Vacancies and newly created seats on our board may be filled only by a majority of the number of then-authorized members of our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause.    Our restated certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors.

Amendment of Charter Provisions.    The amendment of certain of the above provisions in our restated certificate of incorporation and our amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation law which regulates corporate acquisitions of public held companies. This law provides that specified persons who, together with affiliates and associates, owns, or within three years did own, 15% or more of the outstanding voting stock of a publicly held Delaware corporation, or an interested stockholder, may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in advance of the a manner prescribed by Delaware law. The law does not include interested stockholders prior to the time our common stock is listed on the New York Stock Exchange. The law defines the term “business combination” to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our market price. With approval of our stockholders, we could amend our certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

The provisions of Delaware law and our restated certificate of incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company. The transfer agent’s address is 59 Maiden Lane, Plaza Level, New York, New York 10038 and its telephone number is (800) 937-5449.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “RAX.”

DESCRIPTION OF INDEBTEDNESS

General

On August 31, 2007, our wholly-owned subsidiary, Rackspace US, Inc., as borrower, entered into an amended and restated credit agreement with Comerica Bank, as administrative agent, and certain lenders. In connection with and as a condition to the credit agreement, we and each of our domestic subsidiaries entered into an amended and restated unconditional guaranty in favor of the administrative agent for the lenders. Pursuant to the guaranty, we and the subsidiary guarantors each separately agreed to fully and unconditionally guarantee the borrower’s obligations under the credit agreement. The credit agreement was amended as of October 11, 2007, December 7, 2007, February 25, 2008, and April 24, 2008. The key terms of the credit agreement (as amended) are described below. This description is not complete and is qualified in its entirety by reference to the complete text of the credit agreement and subsequent amendments, copies of which have been filed as exhibits to this registration statement, of which this prospectus forms a part.

The credit agreement provides for a secured revolving credit facility of up to $170.0 million, subject to increase our option by up to $75.0 million. We initially exercised our option to increase the availability by $30.0 million, for an aggregate availability of $200.0 million, in connection with the closing of the credit agreement. On February 25, 2008, we exercised our option to increase the availability by $45.0 million, for an aggregate availability of $245.0 million. We may request revolving loans, swing-line advances (subject to a sublimit of $10.0 million), or the issuance of letters of credit on our behalf (subject to a sublimit of $25.0 million) under the facility. We may use the proceeds of the loans to purchase equipment, to purchase and improve corporate offices, and for working capital and other general corporate purposes. As of March 31, 2008, $77.3 million in revolving loans and $0.9 million in a letter of credit were outstanding under the credit agreement. The credit facility has an initial term of five years. We may request successive one-year extensions of the maturity date, which may be granted in the lenders’ discretion. Principal amounts outstanding under the credit agreement are due and payable in full at maturity, as such date may be extended.

Interest and Fees

The borrowing costs of the revolving credit facility are determined by LIBOR plus an applicable margin, or, at our election, a prime-based rate (equal to the greater of the Federal Funds effective rate plus 1.0% per annum and Comerica Bank’s prime rate) plus an applicable margin. In the case of LIBOR borrowings, the applicable margin ranges from 0.675% to 1.550% per annum based on our amount of leverage, which is defined as the ratio of funded debt to EBITDA as defined in the credit agreement. In the case of prime-rate based borrowings, the applicable margin ranges from zero to 0.5% per annum based on our amount of leverage. The credit agreement also requires us to pay an annual facility fee of 0.2% on the committed amount.

Guarantees and Security

Our obligations under the credit facility are guaranteed by us and our domestic subsidiaries and secured by substantially all assets of the borrower. Our and the guarantor subsidiaries’ obligations under the guaranty are secured by substantially all of our and the guarantor subsidiaries’ respective assets. The credit agreement requires that all future domestic subsidiaries enter into a secured guaranty in favor of the agent for the benefit of the lenders.

Covenants

The credit agreement contains restrictive covenants, including financial covenants requiring us to maintain a minimum fixed charge coverage ratio and a maximum leverage ratio, all determined on a consolidated basis. In addition, the credit agreement restricts the ability of us and all of our subsidiaries to incur debt and grant liens, merge with or acquire other companies, sell assets, pay dividends, make investments, and enter into transactions with affiliates. The negative covenants in the credit agreement are subject to significant exceptions as described in the loan agreement.

Events of Default

The events of default under the credit agreement include payment defaults, breaches of covenants, cross defaults to certain other indebtedness, bankruptcy events, judgments, certain ERISA events, and changes of control. The occurrence of an event of default could result in the termination of the lenders’ obligation to make loans, acceleration of our obligations under the credit agreement, an increase in the rate of interest, and a requirement to post cash collateral to secure outstanding letters of credit. Furthermore, the agent would be entitled to demand payment in full from us or any of the guarantor subsidiaries of all of our obligations under the credit facility.

Interest Rate Swaps

In December 2007, as required by the credit agreement, we entered into interest-rate swap arrangements to reduce interest rate risks and to manage interest expense. As of March 31, 2008, the interest rate swaps had a notional amount of $50.0 million and a fair value liability of $2.1 million. The effect of the arrangements is to convert a portion of the borrower’s floating-rate debt into fixed-rate debt at 4.135% per annum. The interest-rate swap expires in December 2010.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 115,444,808 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants that were outstanding as of March 31, 2008. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 100,444,808 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if the transaction qualifies for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•	2,311,860 shares will be eligible for sale upon completion of this offering; and

•	98,132,948 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus.

In addition, of the 21,554,832 shares of our common stock that were subject to stock options outstanding as of March 31, 2008, options to purchase 7,731,991 shares of common stock were vested as of March 31, 2008 and will be eligible for sale 180 days following the effective date of this offering. In addition, as of March 31, 2008, warrants to purchase 268,750 shares of our common stock with a weighted average exercise price of $1.03 were outstanding.

Lock-Up Agreements and Obligations

Certain of our officers, directors and stockholders, who together hold 97.5% of our outstanding common stock as of June 30, 2008, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of at least 180 days after the date of this prospectus, except for bona fide gifts to immediate family members, transfers to family trusts or distributions from trusts, distributions to affiliate or conversion or exercises of derivative securities provided that the shares underlying such derivative securities are held subject to such resale restrictions. Transfers or dispositions can be made sooner only under the conditions described above or with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC may release any of the shares subject to these lock-up agreements at any time without notice.

In addition, each grant agreement under each of our 1999 Assumed Stock Option Plan, 2003 Stock Option Plan, 2005 Non-Qualified Stock Option Plan, Enterprise Management Incentive Share Option Agreements and 2007 Long-Term Incentive Plan contains restrictions similar to those set forth in the lock-up agreements described above limiting the disposition of securities issuable pursuant to those plans for a period of at least 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 1,154,448 shares immediately after this offering; or

•	The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or receive shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Upon completion of this offering and the expiration of the lock-up agreements described above, the holders of an aggregate of 64,727,953 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 1999 Assumed Stock Option Plan, 2003 Stock Option Plan, 2005 Non-Qualified Stock Option Plan, Webmail.us, Inc. 2004 Stock Incentive Plan, Enterprise Management Incentive Share Option Agreements, 2007 Long-Term Incentive Plan and 2008 Employee Stock Purchase Plan. See the section entitled “Management—Equity Benefit Plans.” Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than an individual citizen or resident of the U.S., a corporation or an entity electing to be taxed as a corporation organized under the laws of the U.S. or any state, including the District of Columbia, a trust that (i) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or an estate whose income is subject to U.S. income tax regardless of source. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

Generally, an individual may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the U.S.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND ANY APPLICABLE TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the U.S. and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing an IRS Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, including any entity treated as a partnership for U.S. federal income tax purposes, the certification requirements generally apply to the partners rather than to the partnership, and the partnership must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•

The gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), in which case the special rules described below under the caption “—Dividends or Gain Effectively Connected with a U.S. Trade or Business” apply;

•	The non-U.S. holder is a former citizen or resident of the U.S. and thus is subject to special rules that apply to expatriates;

•

Subject to certain exceptions, the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

•	The rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected with a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the U.S. and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the U.S. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing an IRS Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the U.S. and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can generally be refunded or credited against any U.S. federal income tax liability of the holder, provided that the required information is furnished to the IRS in a timely manner.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

The company, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	4,350,000
Credit Suisse Securities (USA) LLC	4,350,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,010,000
W.R. Hambrecht + Co., LLC	1,605,000
Jefferies & Company, Inc.	945,000
Cowen and Company, LLC	540,000
RBC Capital Markets Corporation	574,950
JMP Securities LLC	364,950
Signal Hill Capital Group LLC	230,100
E*TRADE Securities LLC	30,000

Total	15,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,905,000 shares from the company and 345,000 shares by the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,250,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$0.875	$0.875
Total	$11,112,500	$12,779,375

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$0.875	$0.875
Total	$2,012,500	$2,314,375

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.525 per share from the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See the section entitled “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (ii) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The price to the public and allocation of shares was determined by an auction process. The minimum size for a bid in the auction was 100 shares of our common stock. The method for submitting bids and a more detailed description of this auction process are included in the section entitled “The Auction Process.”

Certain of our directors and officers and holders of more than 5% of our outstanding capital stock, or entities affiliated with them, may participate as bidders in the auction and purchasers in this offering. In no event will these parties be allocated an aggregate of more than 5% of the total number of shares being offered (including the shares subject to the underwriters’ over-allotment option). None of these parties will participate in the final determination of the offering price by the company and the underwriters. Any excess over 5% that would be allocated to such parties will instead be allocated pro rata among all other successful bids at or above the initial public offering price.

The common stock has been approved for listing on the New York Stock Exchange under the symbol “RAX”. In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(1)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(2)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000, and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(3)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(4)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(1)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(2)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the U.K.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures, and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters will not confirm sales of common stock to accounts over which they exercise discretionary authority without first receiving written consent from those accounts.

The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3,227,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. The underwriters have agreed to indemnify us and our officers and directors for certain liabilities arising under the Securities Act and otherwise to the extent, but only to the extent, that such liability arose from an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to us by such underwriter specifically for use in this prospectus.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

A prospectus in electronic format, from which you can obtain instructions to participate in the offering, will be made available on a website and through other online services maintained by one or more of the underwriters or selling group members participating in this offering or by their affiliates. See the section entitled “The Auction Process” for an explanation of how to participate in the offering.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas will provide us with an opinion as to the validity of the common stock offered under this prospectus. WS Investments, an investment fund affiliated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, currently holds 44,170 shares of our common stock. DLA Piper US LLP, Austin, Texas will pass upon certain legal matters related to this offering for the underwriters. Jackson Walker L.L.P., San Antonio, Texas will pass upon certain legal matters related to this offering for the selling stockholders.

EXPERTS

The consolidated financial statements and schedule of Rackspace Hosting, Inc. and subsidiaries as of December 31, 2006 and 2007, and for each of the years in the three-year period ended December 31, 2007, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information in and exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549,

upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov. The SEC’s toll free investor information service can be reached at (800) SEC-0330.

Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is (210) 312-4700.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Rackspace Hosting, Inc.:

We have audited the accompanying consolidated balance sheets of Rackspace Hosting, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audit of the consolidated financial statements, we have also audited financial statement schedule II. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rackspace Hosting, Inc. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

San Antonio, Texas

April 24, 2008

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31,	Pro Forma Stockholders’ Equity March 31,
	2006	2007	2008	2008
			(Unaudited)
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$8,374	$24,937	$27,497
Accounts receivable, net of allowance for doubtful accounts and customer credits of $2,037 and $2,841 as of December 31, 2006 and 2007, and $2,281 as of March 31, 2008	16,122	25,449	24,664
Prepaid expenses and other current assets	3,432	7,757	10,328

Total current assets	27,928	58,143	62,489
Property and equipment, net	102,448	227,055	275,731
Goodwill	—	3,574	3,518
Intangible assets, net	1,262	5,812	5,570
Other non-current assets	1,345	7,229	8,012

Total assets	$132,983	$301,813	$355,320

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$28,758	$67,087	$75,055
Current portion of deferred revenue	7,510	13,540	14,809
Current portion of obligations under capital and finance method leases	8,935	25,198	27,703
Current portion of debt	899	2,902	3,276

Total current liabilities	46,102	108,727	120,843
Non-current deferred revenue	2,412	4,402	4,617
Non-current obligations under capital and finance method leases	7,538	23,312	32,532
Non-current debt	1,952	60,039	81,619
Other non-current liabilities	4,489	8,460	9,939

Total liabilities	62,493	204,940	249,550

COMMITMENTS AND CONTINGENCIES

Stockholders’ equity:
Series A Convertible Preferred stock, $0.001 par value per share (aggregate involuntary liquidation preference: $13,412) 50,000,000 shares authorized as of December 31, 2006 and 2007, and March 31, 2008; 1,214,837 issued and outstanding shares, no shares issued and outstanding pro forma (unaudited)	1	1	1	—
Common stock, $0.001 par value per share: 300,000,000 shares authorized; 99,750,483 and 101,211,223 shares issued, 99,667,778 and 101,128,518 shares outstanding as of December 31, 2006 and 2007, 101,612,676 shares issued and 101,529,971 shares outstanding as of March 31, 2008 (unaudited), 102,827,513 shares issued and 102,744,808 shares outstanding pro forma as of March 31, 2008 (unaudited)	100	101	102	103
Treasury stock, at cost: 82,705 common shares held	(126)	(126)	(126)	(126)
Additional paid-in capital	31,312	40,082	44,623	44,623
Accumulated other comprehensive income (loss)	730	513	(574)	(574)
Retained earnings	38,473	56,302	61,744	61,744

Total stockholders’ equity	70,490	96,873	105,770	105,770

Total liabilities and stockholders’ equity	$132,983	$301,813	$355,320

See accompanying notes to the consolidated financial statements.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
	(In thousands, except per share data)

Net revenues	$138,768	$223,966	$362,017	$75,225	$119,613
Costs and expenses:
Cost of revenues	40,987	64,889	118,225	23,593	39,223
Sales and marketing	21,837	35,667	53,930	11,661	17,568
General and administrative	38,968	59,832	102,777	20,946	33,633
Depreciation and amortization	20,193	32,335	56,476	11,835	19,051

Total costs and expenses	121,985	192,723	331,408	68,035	109,475

Income from operations	16,783	31,243	30,609	7,190	10,138

Other income (expense):
Interest expense	(808)	(1,095)	(3,643)	(525)	(1,330)
Interest and other income	633	572	828	100	247

Total other income (expense)	(175)	(523)	(2,815)	(425)	(1,083)

Income before income taxes	16,608	30,720	27,794	6,765	9,055
Income taxes	5,836	10,900	9,965	2,593	3,613

Net Income	$10,772	$19,820	$17,829	$4,172	$5,442

Net income per share
Basic	$0.12	$0.20	$0.18	$0.04	$0.05

Diluted	$0.11	$0.19	$0.17	$0.04	$0.05

Weighted average number of shares outstanding
Basic	91,793	100,310	101,278	100,875	102,574

Diluted	99,657	104,032	106,618	105,759	109,085

Pro forma net income per share
Basic (unaudited)			$0.18		$0.05

Diluted (unaudited)			$0.17		$0.05

Pro forma weighted average number of shares outstanding
Basic (unaudited)			101,278		102,574

Diluted (unaudited)			106,618		109,085

See accompanying notes to the consolidated financial statements.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
	(In thousands)
Cash Flows From Operating Activities
Net income	$10,772	$19,820	$17,829	$4,172	$5,442
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	20,193	32,335	56,476	11,835	19,051
Loss on disposal and impairment of equipment, net	249	538	1,895	365	1,327
Provision for bad debts and customer credits	2,374	2,436	4,094	905	398
Deferred income taxes	1,615	(326)	(3,479)	(870)	1,157
Share-based compensation expense	272	1,090	4,252	591	2,752
Other noncash compensation expense	73	55	156	156	31
Excess tax benefits from share-based compensation arrangements	(2,443)	(372)	(562)	(54)	(708)
Changes in certain assets and liabilities
Accounts receivables	(5,314)	(10,114)	(13,357)	(2,008)	380
Prepaid expenses and other current assets	(1,277)	(961)	(2,271)	(870)	(1,208)
Accounts payable and accrued expenses	5,966	11,112	39,341	10,358	6,268
Deferred revenues	2,118	4,643	6,578	925	1,484
Other non-current assets	119	(171)	(5,863)	39	9
Other non-current liabilities	(12)	545	(154)	247	(225)

Net cash provided by operating activities	34,705	60,630	104,935	25,791	36,158

Cash Flows From Investing Activities
Purchases of property and equipment	(35,431)	(55,017)	(105,360)	(23,406)	(38,393)
Purchase and renovations for headquarter facility	—	—	(35,381)	—	(8,903)
Proceeds from disposal of property and equipment	304	210	358	55	48
Acquisition of Webmail.us, Inc., net of cash acquired	—	—	(338)	—	—

Net cash used in investing activities	(35,127)	(54,807)	(140,721)	(23,351)	(47,248)

Cash Flows From Financing Activities
Principal payments of capital and finance method leases	(4,530)	(7,394)	(13,877)	(2,266)	(7,549)
Principal payments of notes payable	(93)	(100)	(3,901)	(214)	(1,152)
Borrowings on line of credit	3,000	—	61,146	5,000	20,000
Payments on line of credit	(6,000)	—	(5,000)	—	—
Payments for debt issuance costs	(53)	(35)	(301)	(232)	(158)
Proceeds from sale leaseback transactions	—	—	8,456	—	761
Receipt of Texas Enterprise Fund Grant	—	—	5,000	—	—
Purchase of treasury stock	(105)	(21)	—	—	—
Proceeds from issuance of common stock, net	9,970	1,240	—	—	548
Proceeds from exercise of stock options	3	367	294	15	503
Payments to retire stock options and warrants	(927)	(75)	—	—	—
Excess tax benefits from share-based compensation arrangements	—	372	562	54	708

Net cash provided by (used in) financing activities	1,265	(5,646)	52,379	2,357	13,661
Effect of exchange rate changes on cash	(110)	176	(30)	28	(11)

Increase in cash and cash equivalents	733	353	16,563	4,825	2,560
Cash and equivalents, beginning of period	7,288	8,021	8,374	8,374	24,937

Cash and cash equivalents, end of period	$8,021	$8,374	$24,937	$13,199	$27,497

Supplemental cash flow information:
Acquisition of property and equipment by capital and finance method leases	$6,365	$17,244	$37,458	$6,222	$18,512
Acquisition of property and equipment by notes payable	—	1,581	6,691	—	3,107
Cash payments for interest, net of amount capitalized	750	849	3,148	354	1,690
Cash payments for income taxes	4,609	7,517	13,945	835	—

See accompanying notes to the consolidated financial statements.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Years Ended December 31, 2005, 2006, and 2007, and Three Months Ended March 31, 2008 (Unaudited)
	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
	(In thousands except share data)
Balance as of December 31, 2004	1,214,837	$1	89,763,683	$90	—	$—	$20,768	$519	$7,881	$29,259
Issuance of common stock
Exercise of stock options (including excess tax benefit of $2,137)	—	—	3,720,550	4	—	—	(2,193)	—	—	(2,189)
Retirement of warrants and stock options (net of excess benefit $306)	—	—	—	—	—	—	(621)	—	—	(621)
Issuance of common stock to board of directors	—	—	31,580	—	—	—	73	—	—	73
Sale of common stock for cash (net of related costs of $30)	—	—	4,761,905	4	—	—	9,966	—	—	9,970

Total issuance of common stock	—	—	8,514,035	8	—	—	7,225	—	—	7,233
Share-based compensation expense	—	—	—	—	—	—	272	—	—	272
Purchase of Treasury Stock	—	—	—	—	(50,000)	(105)	—	—	—	(105)
Comprehensive income:
Net income									10,772	10,772
Cumulative translation adjustment								(718)		(718)

Total comprehensive income										10,054

Balance as of December 31, 2005	1,214,837	$1	98,277,718	$98	(50,000)	$(105)	$28,265	$(199)	$18,653	$46,713

Issuance of common stock
Exercise of stock options (including excess tax benefit of $340)	—	—	949,080	1	—	—	706	—	—	707
Retirement of stock options (net of excess benefit of $32)	—	—	—	—	—	—	(43)	—	—	(43)
Issuance of common stock to board of directors	—	—	23,685	—	—	—	55	—	—	55
Sale of common stock for cash (net of related costs of $10)	—	—	500,000	1	—	—	1,239	—	—	1,240

Total issuance of common stock	—	—	1,472,765	2	—	—	1,957	—	—	1,959
Share-based compensation expense	—	—	—	—	—	—	1,090	—	—	1,090
Purchase of Treasury Stock	—	—	—	—	(32,705)	(21)	—	—	—	(21)
Comprehensive income:
Net income									19,820	19,820
Cumulative translation adjustment								929		929

Total comprehensive income										20,749

Balance as of December 31, 2006	1,214,837	$1	99,750,483	$100	(82,705)	$(126)	$31,312	$730	$38,473	$70,490

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME—(continued)

	Years Ended December 31, 2005, 2006, and 2007, and Three Months Ended March 31, 2008 (Unaudited)
	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
	(In thousands except share data)
Issuance of common stock
Exercise of stock options (including excess tax benefit of $562)	—	—	472,760	—	—	—	856	—	—	856
Issuance of common stock to board of directors	—	—	31,580	—	—	—	156	—	—	156
Issuance of restricted stock to Mailtrust employees	—	—	353,805	—	—	—	—	—	—	—
Shares issued in business combination	—	—	587,595	1	—	—	3,419	—	—	3,420
Shares issued in Mosso equity acquisition	—	—	15,000	—	—	—	87	—	—	87

Total issuance of common stock	—	—	1,460,740	1	—	—	4,518	—	—	4,519

Share-based compensation expense	—	—	—	—	—	—	4,252	—	—	4,252
Comprehensive income:
Net income									17,829	17,829
Unrealized loss on derivative instrument, net of tax								(322)		(322)
Cumulative translation adjustment								105		105

Total comprehensive income										17,612

Balance as of December 31, 2007	1,214,837	$1	101,211,223	$101	(82,705)	$(126)	$40,082	$513	$56,302	$96,873

Issuance of common stock
Exercise of stock options (including excess tax benefit of $708) (unaudited)	—	—	337,968	1	—	—	1,210	—	—	1,211
Issuance of common stock to board of directors (unaudited)	—	—	3,485	—	—	—	31	—	—	31
Sale of common stock for cash (unaudited)	—	—	60,000	—	—	—	548	—	—	548

Total issuance of common stock (unaudited)	—	—	401,453	1	—	—	1,789	—	—	1,790

Share-based compensation expense (unaudited)	—	—	—	—	—	—	2,752	—	—	2,752
Comprehensive income:
Net income (unaudited)									5,442	5,442
Unrealized loss on derivative instrument, net of tax effect (unaudited)								(1,056)		(1,056)
Cumulative translation adjustment (unaudited)								(31)		(31)

Total comprehensive income (unaudited)										4,355

Balance at March 31, 2008 (unaudited)	1,214,837	$1	101,612,676	$102	(82,705)	$(126)	$44,623	$(574)	$61,744	$105,770

See accompanying notes to the consolidated financial statements.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

1. Overview and Basis of Presentation

Nature of Operations

Rackspace Hosting, Inc. is a provider of hosting solutions. As used in this report, the terms “Rackspace”, “Rackspace Hosting”, “we”, “our company” “the company”, “us”, or “our” refer to Rackspace Hosting, Inc. and its subsidiaries. We provide IT as a service, managing web-based IT systems for small and medium-sized businesses as well as large enterprises. We focus on providing a service experience for our customers, which we call Fanatical Support®. We currently operate in one business segment— Hosting.

Rackspace Hosting, Inc. was incorporated in Delaware on March 7, 2000. However, our operations began in 1998 as a limited partnership which became our subsidiary through a corporate reorganization completed on August 21, 2001.

We operate consolidated subsidiaries which include Mailtrust, LLC (Mailtrust) and Mosso, LLC (Mosso). In September 2007, we acquired Mailtrust (formerly known as Webmail.us., Inc.) and accordingly, its operating results have been included in our Consolidated Financial Statements since the date of acquisition. Mailtrust is a provider of email hosting services.

In March 2006, we contributed technology for a 94.2% limited partnership interest in Mosso, a provider of advanced, enterprise level hosting technology. In July 2007, we acquired the remaining 5.8% limited partnership interest from the other partner. The financial results of Mosso are included within our Consolidated Financial Statements. Losses applicable to the minority interest holder exceeded their equity investment in Mosso, thus our financial statements do not reflect the minority interest.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of our wholly owned subsidiaries located in the U.S., U.K., and the Netherlands. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable and customer credits, property and equipment, fair values of intangible assets and goodwill, useful lives of intangible assets, fair value of stock options, and income taxes, among others. We base our estimates on historical experience and on other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We engage third party valuation consultants to assist management in the allocation of the purchase prices of significant acquisitions and valuations of our common stock price.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2008, the consolidated statements of income and of cash flows for the three months ended March 31, 2007 and 2008, and the consolidated statements of stockholders’ equity and comprehensive income for the three months ended March 31, 2008 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary to state fairly our financial position as of March 31, 2008, and operating results and cash flows for the three months ended March 31, 2007 and 2008. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three month periods are unaudited. The results of the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008 or for any other interim period or for any other future year.

Stock Split

In December 2007, our board of directors approved a five-for-one stock split that was effected in the form of a stock dividend effective for stockholders of record as of January 31, 2008. All share amounts reflected herein, except shares authorized, have been adjusted to reflect the impact of such split. See notes 14 and 15 for additional information.

2. Pro Forma Presentation

In April 2008, our board of directors authorized management to file a Registration Statement with the SEC to permit us to proceed with an initial public offering of our common stock. Upon consummation of this offering, all of our outstanding shares of convertible preferred stock will convert to an equivalent number of shares of our common stock. Unaudited pro forma stockholders’ equity as of March 31, 2008 has been adjusted to reflect the impact of the conversion of the preferred stock, assuming the offering was consummated on March 31, 2008.

3. Summary of Significant Accounting Policies

The accompanying financial statements reflect the application of certain significant accounting policies as described below.

Cash and Cash Equivalents

For the purposes of the Consolidated Financial Statements, we consider all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents.

Concentrations of Risk

Our revenues are primarily derived from hosting, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer buying behavior could adversely impact our operating results.

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. We place our cash and cash

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

equivalents in money market accounts with high credit quality financial institutions which may exceed federal insurance limits, or may not be insured. We perform ongoing credit evaluations and collateral is generally not required for trade receivables. At December 31, 2006 and 2007, and March 31, 2008, no customer, reseller or strategic partner comprised more than 10% of total accounts receivable.

We rely on equipment and software purchased from third parties to provide our services. This equipment and software may not continue to be available on commercially reasonable terms, and equipment may not be available in quantities sufficient to meet our business needs. Any errors or defects in third-party equipment and software could result in errors or a failure of our service, which could harm our business. Indemnification from equipment and software providers, if any, would likely be insufficient to cover any damage to our business or our customers resulting from such failures.

Accounts Receivable, Net

We classify as trade accounts receivable amounts due within twelve months, arising from the provision of services in the normal course of business. We assess collectibility based on a number of factors, including customer payment history and creditworthiness. We generally do not request collateral from our customers although in certain cases we may obtain a security deposit. When evaluating the adequacy of allowances, we analyze accounts receivable, current economic conditions and trends, historical bad debt write-offs, customer creditworthiness, and changes in customer payment terms. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable.

In addition, we have service level commitments with certain of our customers. To the extent that such service levels are not achieved, or are otherwise disputed due to third party power or service issues, unfavorable weather, or other service interruptions or conditions, we estimate the amount of credits to be issued and record a reduction to revenue, with a corresponding increase in the allowance for doubtful accounts and customer credits. At the end of a given period, we estimate service credits based on historical data and known credits yet to be issued to our customers. Customer credits reduce revenue and accounts receivable in the period the estimate is recorded.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of short-term deferred tax assets, software and equipment maintenance contracts, and prepaid operating expenses. Software maintenance contracts are amortized over the agreement period, generally one to three years. Prepaid operating expenses are reversed in the period in which services are received.

Property and Equipment, Net

Property and equipment is stated at cost, net of accumulated depreciation. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. Replacements and major improvements are capitalized; maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of assets disposed of and related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

Business Combinations

We account for business combinations in accordance with Statements of Financial Accounting Standards No. (SFAS) 141, Business Combinations, which requires the purchase method of accounting for business combinations. In accordance with SFAS 141, we determine the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned, or exchanged. In accordance with SFAS 141, we allocate the purchase price of business combinations to the tangible assets, liabilities, and intangible assets acquired based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill.

We must make valuation assumptions that require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer relationships, non-compete agreements, and discount rates. We estimate fair value based upon assumptions that we believe to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill and Intangible Assets

Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. We follow SFAS 142, Goodwill and Other Intangible Assets, under which goodwill is no longer amortized. Instead, goodwill is evaluated for impairment on an annual basis or whenever events or circumstances indicate that impairment may have occurred.

Intangible assets, including purchased technology, customer contracts and relationships, certain tradenames, license agreements, and non-compete agreements arising principally from acquisitions are recorded at cost less accumulated amortization and the definite-lived intangibles are amortized using a method that reflects the pattern in which the economic benefits of the related intangible asset are consumed or utilized. Intangible assets deemed to have indefinite useful lives are not amortized and are subject to annual impairment tests or are tested whenever events or circumstances indicate impairment may have occurred. An impairment exists if the carrying value of the indefinite-lived intangibles asset exceeds its fair value.

Leases

We lease certain property and equipment under capital lease agreements. The assets held under capital lease and related obligations are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets held under capital lease. Such assets and the related leasehold improvements are amortized over the shorter of the terms of the leases, or the estimated useful lives of the assets, which typically range from three to five years for software and equipment, and 30 years for property.

We also lease property and equipment under operating lease agreements. The lease terms typically range from two to five years for equipment and one to ten years for property, including office space and data center facilities. Rent increases, rent holidays, leasehold incentives or any other unusual provisions or conditions are considered with total rent payments, and are expensed on a straight-line basis over the lease period.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be evaluated pursuant to SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under SFAS 144, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset. There have been no indicators of impairment and no impairment losses have been recorded in any period presented.

Revenues and Deferred Revenues

We provide hosting services to our customers and generally do not sell individual hardware and software products. Our customers pay us for a non-refundable installation fee and a monthly recurring charge based upon the size and complexity of the IT systems we manage and the level of service we provide. In accordance with the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, we recognize revenue when all of the following conditions are met:

•	There is persuasive evidence that an arrangement exists;

•	The service has been provided to the customer;

•	The amount of fees to be paid by the customer is fixed or determinable; and

•	The collection of the fees is reasonably assured.

We recognize hosting revenues, including installation fees on a monthly basis, beginning on the date the customer commences use of our services. Hosting revenue is recognized over the contractual term of the customer contract. Our customers generally continue to utilize our services beyond the initial contract term which typically ranges from several months to three years. As a result, installation fees are recognized ratably over the estimated average life of a customer relationship, which ranged from 30 to 38 months for the periods presented. Amounts that have been invoiced are recorded in accounts receivable and either deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Therefore, deferred revenue primarily consists of amounts that have been prepaid or deferred installation fees. As of December 31, 2007, of the total $17.9 million in deferred revenue recorded on our balance sheet, $13.5 million, $3.4 million, and $1.0 million will be amortized to revenue in 2008, 2009, and 2010, respectively. As of March 31, 2008, of the total $19.4 million in deferred revenue recorded on our balance sheet, $13.2 million, $4.5 million, $1.6 million, and $0.1 million will be amortized to revenue in 2008, 2009, 2010, and 2011, respectively.

Revenues from other professional services are recognized in the period the services are provided when deemed separable from any related hosting services. When other professional services are not separable from any related hosting services, we recognize the associated revenues over the term of the related hosting arrangement. For revenue arrangements with multiple units of accounting, such as

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

an arrangement that includes hosting services and other professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.

In determining whether the other professional services can be accounted for separately from hosting revenues, we consider the following factors for each agreement: availability of the services from other vendors, whether objective and reliable evidence for fair value exists for the undelivered elements, the nature of the professional services, the timing of when the services contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services.

Our hosting arrangements contain service level commitments with our customers. To the extent that such service levels are not achieved, or are otherwise disputed due to third party power or service issues, unfavorable weather, or other service interruptions or conditions, we are required to refund a portion of the hosting service fees paid by our customer. At each reporting period, we estimate the amount of credits to be issued and record a reduction to revenue. To estimate service credits, we utilize historical data and known credits yet to be issued to our customers.

Costs of Revenues

Cost of revenues consists primarily of expenses related to our data center facilities and personnel costs. These costs typically include uncapitalized infrastructure costs, including software licenses, rental fees, replacement components, bandwidth, and power costs. Personnel expenses include the salaries, share-based compensation and related expenses of our support teams and data center employees.

Installation Costs

Setup and other direct installation activities are performed at the inception of a specific arrangement with each customer to enable us to perform under the terms of the arrangement. These setup or installation costs are expensed as incurred.

Advertising Costs

We charge advertising and marketing costs to expense in the period incurred. Advertising and marketing expenses for the years ended December 31, 2005, 2006, and 2007 were approximately $10.0 million, $14.2 million, and $19.0 million, respectively, and $4.5 million and $6.5 million for the three months ended March 31, 2007 and 2008, respectively.

Research and Development Costs

Our research and development efforts are focused on the deployment of new technologies to address emerging trends, development and evolution of proprietary tools, and enhancement of systems and processes for sales and support. We expense costs related to preliminary project assessment, research and development, re-engineering, training, and application maintenance as incurred in general and administrative expenses or cost of revenues. These costs primarily include

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

compensation costs for employees and consultants dedicated to research and development efforts. Administrative and other infrastructure expenses attributable to research and development are reported in general and administrative expense. For the years ended December 31, 2005, 2006, and 2007, we recognized $1.7 million, $2.0 million, and $8.6 million of research and development expense. For the three months ended March 31, 2007 and 2008, we recognized $0.7 million and $5.0 million, respectively, of research and development expense.

Internally Developed Software

We capitalize the costs of computer software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized computer software costs consists of purchased software licenses, implementation costs, salaries and related compensation costs of employees and consultants for certain projects that qualify for capitalization. The capitalized software costs are being amortized on a straight-line basis, which is generally over periods ranging from 12 to 36 months.

Share-Based Compensation

Prior to January 1, 2006, we accounted for share-based awards under the recognition and measurement provisions of SFAS 123, Accounting for Stock-Based Compensation. During this time, we recognized compensation cost for share-based awards based on the minimum value taking into account the exercise price of the option and the fair market value of our common stock on the date of grant. Effective January 1, 2006, we adopted SFAS 123 (revised 2004), Share-Based Payment, using the prospective transition method. In accordance with SFAS 123(R), measurement and recognition of compensation expense for all share-based payment awards made to employees and directors beginning January 1, 2006, is recognized based on estimated fair values. SFAS 123(R) requires nonpublic companies that used the minimum value method under SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective-transition method. As such, we continue to apply SFAS 123 in future periods to unvested equity awards outstanding as of the date of adoption and amortize those awards using the minimum value method under SFAS 123. In accordance with SFAS 123(R), we use the Black-Scholes pricing model to determine the fair value of the stock options on the grant dates for stock awards made on or after January 1, 2006, and we amortize the fair value of share-based payments on a straight-line basis over the requisite service periods of the award, which is generally the vesting period.

The Black-Scholes valuation model requires us to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the fair value of our common stock, expected term, the expected volatility, the risk-free interest rate, expected dividends, and the estimated rate of forfeitures of unvested stock options.

We used the following assumptions when determining the fair value of our stock options:

i) Fair Value of our Common Stock—The fair value of our common stock was determined using both a market and discounted cash flow approach. The aggregate equity valuation was allocated between our various securities using the treasury stock method.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

ii) Expected Term—The expected term represents the period that our share-based awards are expected to be outstanding. We have elected to use the simplified method described in SAB 107 to compute expected term.

iii) Expected Volatility—Management estimates volatility for option grants by evaluating the average historical volatility of a peer group. Management believes historical volatility of the identified peer group to be the best estimate of future volatility.

iv) Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes valuation model is based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent expected term.

v) Expected Dividend—We have not issued dividends to date and do not anticipate issuing dividends.

vi) Estimated Rate of Forfeitures—We estimated expected forfeitures based on our historical experience. If actual forfeitures differ from our estimates, we will record the difference as an adjustment in the period we revise our estimates.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes. Deferred income taxes are provided for temporary differences in recognizing certain income, expense, and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the difference between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences.

We do not provide for a U.S. income tax liability on undistributed earnings of our foreign subsidiaries. The earnings of non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, are currently indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

Derivative Financial Instruments

During 2007, we entered into interest rate swap contracts to limit our exposure to interest rate risk. In accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, we recognize derivative instruments as either assets or liabilities on the balance sheet at fair value. The effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

hedge is initially reported as a component of “other comprehensive income” and is then recorded in income in the period or periods during which the hedged forecasted transaction affects income. The ineffective portion of the gain or loss on the cash flow derivative instrument, if any, is recognized in income as incurred.

Fair Value of Financial Instruments

The fair value of certain financial instruments, including cash and cash equivalents, accounts receivables, accounts payable, and accrued expenses approximate fair value because of the short- term nature of these items. The fair value of our debt approximates the carrying value as of December 31, 2007 and March 31, 2008. The carrying amount of our revolving credit facility approximates its fair value as it is tied to floating market interest rates.

Foreign Currency

We have assessed in accordance with SFAS 52, Foreign Currency Translation, the functional currency of each of our subsidiaries in the Netherlands and the U.K. and have designated the local currency to be their respective functional currencies. The financial statements of these foreign subsidiaries are translated into the U.S. dollar in accordance with SFAS 52. All the assets and liabilities are translated to the U.S. dollar at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Foreign currency translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in accumulated comprehensive income of stockholders’ equity. Transaction gains or losses in currencies other than the functional currency are included as a component of other income (expense) in the consolidated statements of income.

Earnings Per Share

We compute earnings per share in accordance with the provisions of SFAS 128, Earnings Per Share. Our convertible preferred stock is considered a participating security as preferred stockholders are entitled to receive dividends when dividends are paid to common stockholders. We include the participating convertible preferred stock in the computation of earnings per share using the two-class method in accordance with EITF No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. Diluted earnings per share for common stock reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share assumes the exercise of stock options and warrants using the treasury stock method and the conversion of our convertible preferred stock using the if-converted method.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

measurements. We are required to adopt SFAS 157 effective at the beginning of 2008. FASB Staff Position No. FSP 157-2 delayed the effective date of SFAS 157 to periods beginning after November 15, 2008 for non-financial assets and liabilities. The adoption of SFAS 157 did not have a material impact on our Consolidated Financial Statements. We do not expect FSP 157-2 will have a material impact on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value, or fair value option, and to report in earnings the unrealized gains and losses on those items for which the fair value option has been elected. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, and issued debt. SFAS 159 also requires entities to display the fair value of those assets and liabilities on the face of the balance sheet. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 was effective for us as of the first quarter of 2008 and did not have a material impact on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51. SFAS 141(R) and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both SFAS 141(R) and SFAS 160 are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141(R) will be applied to business combinations occurring after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are evaluating the impact these statements will have on our Consolidated Financial Statements.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133. SFAS 161 expands disclosures for derivative instruments by requiring entities to disclose the fair value of derivative instruments and their gains or losses in tabular format. SFAS 161 also requires disclosure of information about credit risk-related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments. SFAS 161 is effective for periods beginning on or after December 15, 2008. We do not expect this statement will have a material impact on our Consolidated Financing Statements.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

4. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008	Pro Forma 2008
				(Unaudited)
	(In thousands, except per share data)
Calculation of basic and diluted net income per share
Basic net income per share:
Net income	$10,772	$19,820	$17,829	$4,172	$5,442	$5,442
Weighted average shares outstanding:
Common	90,578	99,095	100,063	99,660	101,359	102,574
Preferred stock	1,215	1,215	1,215	1,215	1,215	—

Number of shares used in per share computations	91,793	100,310	101,278	100,875	102,574	102,574

Earnings per share	$0.12	$0.20	$0.18	$0.04	$0.05	$0.05

Diluted net income per share:
Net income	$10,772	$19,820	$17,829	$4,172	$5,442	$5,442
Weighted average shares outstanding:
Common	90,578	99,095	100,063	99,660	101,359	102,574
Stock options	7,716	3,542	5,119	4,671	6,268	6,268
Preferred stock	1,215	1,215	1,215	1,215	1,215	—
Stock warrants	148	180	221	213	243	243

Number of shares used in per share computations	99,657	104,032	106,618	105,759	109,085	109,085

Earnings per share	$0.11	$0.19	$0.17	$0.04	$0.05	$0.05

We excluded 6.5 million, 2.4 million, and 5.5 million potential common shares from the computation of dilutive earnings per share for the periods ended December 31, 2005, 2006, and 2007, respectively, and 1.5 million and 5.6 million potential shares for the three months ended March 31, 2007 and 2008, respectively, because the effect would have been anti-dilutive.

Unaudited pro forma basic and diluted net income per common share have been computed to give effect to the conversion of the convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original date of issuance.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

5. Business Combinations

Mailtrust Acquisition

On September 13, 2007, we acquired Mailtrust. We accounted for the acquisition as a purchase in accordance with SFAS 141. The Consolidated Statement of Income includes the results of Mailtrust from the date of acquisition. The purchase price has been allocated to the tangible and identifiable intangible assets acquired and the liabilities assumed based on estimated fair values as of the acquisition date.

Under the terms of the merger agreement, each outstanding share of Mailtrust common stock was converted into the right to receive cash or our common stock, at the stockholder’s election, subject to proration per the terms of the merger agreement. Based on the election results, Mailtrust’s stockholders electing Rackspace Hosting common stock received approximately 0.034 of a share of Rackspace Hosting common stock and Mailtrust stockholders electing cash received approximately $0.20 in cash for each share of Mailtrust common stock. As a result, we issued 587,595 shares of our common stock with a fair value of $3.4 million or $5.82 per share, and paid $449 thousand of cash to the Mailtrust stockholders. For accounting purposes, the stock portion of the purchase price was valued using a price of $5.82 per share, representing the most recent third-party valuation of our common stock. We incurred $226 thousand of transaction costs to consummate the Mailtrust acquisition.

In addition, we issued 104,440 stock options in exchange for the 3,045,000 Mailtrust stock options outstanding as of the acquisition date. The stock options issued by us had an estimated fair value range of $4.43 to $4.87 per share on the date of the merger, which was estimated using the Black-Scholes option pricing model with the following assumptions: (i) a risk-free interest rate of 4.3%, (ii) expected volatility of 65.0%, (iii) no dividends, and (iv) an average expected life of approximately 6 years. The fair value of the unvested stock options of $204 thousand is being recognized as compensation expense over the remaining vesting period.

In connection with the Mailtrust acquisition, 353,805 additional shares of our common stock were issued to certain Mailtrust employees under the terms and conditions of a repurchase arrangement. Under the repurchase arrangement, the shares are subject to a four-year vesting requirement based on continued employment by these former Mailtrust employees. Additionally, the repurchase agreement provides the employee the right to put the shares to us upon termination without cause for a period of one year from the acquisition date. The fair value of these restricted shares amounted to $2.1 million and was based on a per share value of $5.82. In accordance with EITF 95-8, Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination, the total fair value of these shares is being accounted for as compensation expense and is being recognized on a straight-line basis over the term of the required post-combination services. For the period ended December 31, 2007, the related compensation expense amounted to approximately $129 thousand. For the three months ended March 31, 2008, the related compensation amounted to approximately $129 thousand.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

We obtained an independent appraisal of the intangible assets acquired in the Mailtrust acquisition. The purchase price was allocated based on the fair values of the assets acquired and the liabilities assumed at the date of acquisition resulting from the appraisal. The following represents the preliminary allocation of the purchase price:

Amounts
(In thousands)
Net cash paid	$449
Less: Net of cash acquired	(337)
Transaction costs	226
Common stock and stock options issued	3,724

Total purchase price, excluding cash acquired	$4,062

Current assets, net of cash acquired	$441
Property and equipment	98
Goodwill	3,487
Intangible assets	2,165
Current liabilities	(1,974)
Non-current liabilities	(155)

Total purchase price, excluding cash acquired	$4,062

In determining the preliminary purchase price allocation, we considered, among other factors, our intention to use the acquired assets and historical and estimated future demand of Mailtrust’s services. The fair value of intangible assets was primarily based upon the income and cost approaches. The rate used to discount the net cash flows to their present values was based upon a weighted average cost of capital of 16.4%. The discount rate was determined after consideration of market rates of return on debt and equity capital, the weighted average return on invested capital and the risk associated with achieving forecasted sales related to the technology and assets acquired from Mailtrust. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets was recorded as goodwill, which is not deductible for income tax purposes.

The amortization period for the acquired intangible assets are listed in the following table:

Weighted Average Life
Intangible asset additions:
Purchased technologies	3 years
Trademarks and tradenames	2 years
Non-compete agreements	5 years
Customer relationships	5 years
Total weighted average life	3.6 years

The intangible assets are being amortized on a straight-line basis over a period deemed to approximate the pattern in which the economic benefits of the assets are realized. Because the transaction was not taxable, only the carryover basis of the intangible assets is deductible for income tax purposes.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

Mosso Partnership Acquisition

In March 2006, we contributed technology with a fair value of $275 thousand in exchange for a majority partnership interest in Mosso. In July 2007, we purchased the remaining partnership interest in exchange for 15,000 shares of Rackspace Hosting common stock with a fair value of $87 thousand, which was recorded as goodwill.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of:

	December 31,		March 31,
	2006	2007	2008
			(Unaudited)
	(In thousands)
Prepaid expenses	$2,144	$4,657	$4,652
Current deferred taxes	1,138	2,448	3,653
Other current assets	150	652	2,023

Prepaid expenses and other current assets	$3,432	$7,757	$10,328

7. Property and Equipment, net

Property and equipment consisted of:

		December 31,		March 31,
	Estimated Useful Live	2006	2007	2008
				(Unaudited)
	(In thousands)
Computers, software and equipment	1-5 years	$158,648	$256,128	$288,036
Furniture and fixtures	7 years	6,739	10,938	11,076
Leasehold improvements	2-10 years	8,464	24,136	25,766
Land	—	—	13,860	13,860

Property and equipment, at cost		173,851	305,062	338,738
Less accumulated depreciation and amortization:		(74,218)	(120,516)	(137,890)
Work in process		2,815	42,509	74,883

Property and equipment, net		$102,448	$227,055	$275,731

Depreciation and leasehold amortization expense was $18.9 million, $30.9 million, and $54.7 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $11.4 million and $18.3 million for the three months ended March 31, 2007 and 2008, respectively.

At December 31, 2007 and March 31, 2008 , $21.5 million and $30.4 million of the work in process balance pertains to construction for the renovation of a building that will be placed into

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

service in phases beginning in May 2008, respectively. The building is the future site of our global headquarters. In conjunction with the building renovation and another long term project related to a data center facility in the U.K., we capitalized interest of $1.0 million in 2007. We did not capitalize interest in 2005 or 2006.

The unamortized computer software costs on our consolidated balance sheets were $4.5 million and $8.7 million as of December 31, 2006 and 2007, and $11.9 million as of March 31, 2008, respectively. Capitalized computer software costs expensed were $0.6 million, $1.7 million, and $5.4 million for the years ended 2005, 2006, and 2007, and $1.8 million and $1.4 million for the three months ended March 31, 2007 and 2008, respectively. Included in 2007 amortization expense is the discontinuation of the use of certain software that was placed into service in August 2005. The decision to retire the software was made in January 2007, and it was retired in May 2007 resulting in accelerated depreciation of $2.0 million.

8. Goodwill and Intangible Assets

SFAS 142 requires goodwill to be allocated and tested at the reporting unit level. We consider our sole operating segment to also be our single reporting unit.

As a result of acquisitions completed in 2007 (see Note 5), we recorded goodwill of $3.5 million for the Mailtrust acquisition and $87 thousand related to the purchase of the remaining interest in the Mosso partnership.

As of December 31, 2007, there were no indicators that goodwill was impaired.

For the three months ended March 31, 2008, there was $56 thousand in purchase accounting adjustments decreasing goodwill related to the acquisition of Mailtrust.

The following table provides information regarding our intangible assets:

	December 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)
Intangible assets:
Licenses	$6,200	$(5,001)	$1,199
Domain name purchases	358	(333)	25
Trademarks, tradename and patents	39	(1)	38

Total	$6,597	$(5,335)	$1,262

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

	December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)
Intangible assets:
Licenses	$9,054	$(5,679)	$3,375
Purchased technologies	1,319	(96)	1,223
Domain name purchases	376	(356)	20
Non-compete agreements	240	(12)	228
Customer relationships	505	(25)	480
Trademarks, tradename and patents	234	(15)	219
Other	274	(7)	267

Total	$12,002	$(6,190)	$5,812

	March 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Unaudited) (In thousands)
Intangible assets:
Licenses	$9,294	$(6,146)	$3,148
Purchased technologies	1,297	(157)	1,140
Domain name purchases	386	(361)	25
Noncompete agreements	240	(26)	214
Customer relationships	505	(56)	449
Trademarks, tradename and patents	412	(58)	354
Other	291	(51)	240

Total	$12,425	$(6,855)	$5,570

Amortization expense on intangibles was $1.3 million, $1.4 million, and $1.8 million in 2005, 2006, and 2007, respectively, and $0.4 million and $0.8 million for the three months ended March 31, 2007 and 2008, respectively. Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. As of December 31, 2007, amortization expense on intangible assets for the next five years were expected to be as follows:

Amount
(In thousands)
Year ending:
2008	$2,406
2009	1,880
2010	1,224
2011	177
2012	125

Total	$5,812

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of:

	December 31,		March 31,
	2006	2007	2008
			(Unaudited)
	(In thousands)
Trade payables	$10,196	$30,510	$28,787
Accrued compensation and benefits	7,288	13,704	13,398
Income taxes payable	1,780	—	5,195
Vendor accruals	6,191	17,786	20,746
Other	3,303	5,087	6,929

Accounts payable and accrued expenses	$28,758	$67,087	$75,055

10. Debt

Debt outstanding consisted of:

	December 31,		March 31,
	2006	2007	2008
			(Unaudited)
	(In thousands)
Revolving credit facility	$—	$57,301	$77,301
Notes payable	2,851	5,640	7,594

Total debt	2,851	62,941	84,895
Less current portion of debt	(899)	(2,902)	(3,276)

Total non-current debt	$1,952	$60,039	$81,619

Revolving Credit Facility

In March 2004, we entered into a revolving credit facility with a financial institution which made $25.0 million available to us over a 3-year term. The credit facility carried an applicable interest rate of the London Inter-bank Offered Rate, or LIBOR, plus a margin of 2.25% to 2.75% or the prime rate. The agreement allowed us to obtain an additional $12.0 million of financing from other financial institutions. In July 2005, we amended the agreement to increase the existing revolving credit line from $25.0 million to $35.0 million. In September 2006, the agreement was again amended to increase the permitted third-party indebtedness from $12.0 million to $25.0 million and reduced the applicable LIBOR margin from 2.25% to 1.75%.

In March 2007, we entered into a new revolving credit facility with the same financial institution and a second lender. The credit facility increased the revolving credit line from $35.0 million to $45.0 million and reduced the applicable LIBOR margin from 1.75% to a minimum of 0.70%. The new LIBOR margin increases ratably from 0.70% to 1.00% as the total funded debt to earnings before interest, depreciation, and amortization ratio increases. The revolving credit line has a term of three years. In entering into the new credit facility, we incurred loan origination fees of $0.2 million, which are included in other assets and are being amortized as a component of interest expense over the 3-year term.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

In August 2007, we restructured the revolving credit facility led by the same financial institution to include a syndicate of banks and increased the revolving credit line from $45.0 million to a $200.0 million aggregate commitment. The revolving credit facility provides for letters of credit up to $25.0 million. The new LIBOR margin spread increases ratably from 0.675% to 1.55% as the total funded debt to adjusted earnings before interest, taxes, depreciation, and amortization ratio increases. The credit facility has a 5-year term and matures in August 2012, and is fully secured by our assets and governed by financial and non-financial covenants. Also in August 2007, fees related to the amendment of the loan agreement and accrued interest from borrowings on the revolving credit line totaling $1.1 million were recorded as borrowings on the amended revolving credit facility. The loan fees were recorded as other assets and are being amortized as a component of interest expense over the 5-year term. The amount borrowed on the revolver as of December 31, 2007 was $57.3 million, with an outstanding letter of credit of $0.9 million, and with $141.8 million available for future borrowings. We are required to pay a facility fee of 0.2% on the full amount of the revolving credit line and a quarterly administrative fee.

Our average borrowing under the facility was $0.0 million and $27.7 million in the years ended December 31 2006 and 2007, respectively. The revolving credit facility accrued interest at an average rate of 6.3% in 2007.

Financial covenants include a minimum fixed charge coverage ratio of at least 1.25 to 1.00 from the effective date until the quarter ended December 31, 2009 and 1.50 to 1.00 for every quarter thereafter and a maximum funded debt to EBITDA of not greater than 3.00 to 1.00. Non financial covenants include the submission of financial statements as soon as available, payment of obligations, conduct of business and maintenance of existence, maintenance of property, inspection of property, compliance with ERISA, and limitation on debt and liens, among others.

In February 2008, the revolving credit facility was amended, increasing the aggregate commitment to $245.0 million and changing the definition of the minimum fixed charge coverage ratio. There were one time fees of $0.4 million that were capitalized. The remaining terms of the agreement remained the same.

The amount borrowed on the revolver as of March 31, 2008, was $77.3 million, with an outstanding letter of credit of $0.9 million, and with $166.8 million available for future borrowings.

As of December 31, 2007, we were not in compliance with the minimum fixed charge coverage ratio. In April 2008, the revolving credit facility was amended and compliance with the minimum fixed charge coverage ratio was waived with respect to the period ending December 31, 2007. We would have been in compliance with the minimum fixed charge coverage ratio had the February 2008 amendment been in effect as of December 31, 2007. We were in compliance with the debt covenants as of March 31, 2008.

Interest Rate Swap

We use cash flow hedges to limit our exposure that may result from the variability of floating interest rates. Effective December 10, 2007, we entered into an interest rate swap agreement with a notional amount of $50.0 million to hedge a portion of our outstanding floating-rate debt. This swap converts floating rate interest based on LIBOR into fixed-rate interest as part of the arrangement with our primary lender, and expires in December 2010.

We are required to pay the counterparty a stream of fixed interest payments at a rate of 4.135%, and in turn, receive variable interest payments based on 1-month LIBOR. As of December 31, 2007, our 1-month

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

LIBOR was set at the rate of 5.24% as of December 10, 2007. The net receipts or payments from the swap are recorded in interest expense. The swap is designated and qualifies as a cash flow hedge under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. As such, the swap is accounted for as an asset or a liability in the accompanying audited Consolidated Balance Sheet at fair value. We are utilizing the dollar offset method to assess the effectiveness of the swap. Under this methodology, the swap was deemed to be highly effective for the period ended December 31, 2007 and the three months ended March 31, 2008. There was no hedge ineffectiveness recognized in earnings for the period ended December 31, 2007 and the three months ended March 31, 2008. The fair value of the swap was estimated based on the yield curve as of December 31, 2007 and March 31, 2008, and represents its carrying value. As of December 31, 2007 and March 31, 2008, we recorded an unrealized after-tax loss of $322 thousand and $1.1 million in other comprehensive income (loss) related to the change in fair value on the swap, respectively. The fair value of the swap recorded in accumulated other comprehensive income (loss) may be recognized in the accompanying Consolidated Statements of Income if certain terms of the revolving line of credit change, if the revolving line of credit is extinguished or if the swap is terminated prior to maturity.

Notes Payable

We have entered in various financing arrangements with multiple equipment and software vendors. As of December 31, 2007, the total financed under these relationships was $5.6 million with various terms extending to May 2012, and stated rates ranging from 0.0% to 8.0%. For arrangements with below market interest rates, we impute an interest charge based on our average borrowing rate. The weighted average effective interest rate of the various arrangements with third party vendors was 6.35% as of December 31, 2007.

The future principal payments on the revolving credit facility and notes payable as of December 31, 2007 were as follows:

Amount
(In thousands)
Year ending:
2008	$2,902
2009	1,500
2010	472
2011	503
2012	57,564

Total debt payments	$62,941

11. Other Non-Current Liabilities

Other non-current liabilities consisted of:

	December 31,		March 31,
	2006	2007	2008
			(Unaudited)
	(In thousands)
Texas Enterprise Fund Grant	$—	$5,000	$5,000
Non-current deferred income taxes	1,845	197	—
Other	2,644	3,263	4,939

Other non-current liabilities	$4,489	$8,460	$9,939

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

In conjunction with the lease of our corporate headquarters facility in August 2007, we executed an economic development agreement with the State of Texas. As part of this arrangement, we committed to invest approximately $100 million in land, building, and capital improvements and meet certain employment levels each year. In return, the State of Texas has committed to pay cash from the Texas Enterprise Fund to us up to an aggregate amount of $22.0 million, of which $5.0 million was received in September 2007. The remaining balance will be received in three payments as each annual job target is met.

The cash received from the State of Texas was initially recorded as other non-current liabilities. Amounts will be recognized into income upon the achievement of the performance criteria and the determination that the cash is no longer refundable to the State of Texas. We expect to begin recognizing these amounts as a reduction of payroll costs beginning in 2012. However, we will continue to assess the likelihood of earning such payments throughout the commitment period. See Note 13 for additional information.

12. Leases

Capital and Finance Method Leases

We have global master lease agreements with three of our primary vendors that supply us with servers and computer equipment. Currently, we finance most equipment purchases through their respective finance companies. The terms vary with each vendor, but typically include a term of two to four years and interest rates ranging from 3.9% to 10.1%. A majority of these agreements allow us to purchase the equipment at the end of the lease for a nominal amount.

In 2007, we financed $8.5 million of certain servers and equipment through sale leaseback transactions with a vendor. We recognize the sale and repurchase of this equipment based on the relative fair value on the date of the transaction. As a result, no gains or losses were recorded in our Consolidated Statement of Income. These sale leaseback transactions are recorded as leased assets and as obligations under capital and finance method leases within the Consolidated Balance Sheet.

Amounts in property and equipment under capital leases as of December 31, 2006 and 2007 consisted of:

	2006	2007
	(In thousands)
Computers, software and equipment	$31,743	$77,699
Less accumulated depreciation and amortization:	(12,088)	(26,326)

	$19,655	$51,373

In August 2007, we executed a capital lease for our new headquarters facility that expires in 30 years. We made a lease prepayment to the current owner of $32.7 million, of which $27.7 million has been recorded as a capital asset within property and equipment and $5.0 million has been recorded in other non-current assets as a prepaid expense. As a result, no further payments are required and we have the option to purchase the land and building for a nominal amount anytime during the lease term.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

Through December 31, 2007, we have made leasehold improvements to this facility of approximately $7.7 million. The facility and the leasehold improvements will be amortized over a period of 30 years, beginning at the date the asset is ready for use.

Future capital and finance method lease payments under non-cancelable leases as of December 31, 2007 were as follows:

Amounts
(In thousands)
Year ending:
2008	$27,346
2009	16,791
2010	6,273
2011	1,480

Total minimum capital and finance method lease payments	51,890
Less amount representing interest	(3,380)

Present value of net minimum lease payments	48,510
Less current portion of obligations under capital and finance method leases	(25,198)

Obligations under capital and finance method leases, excluding current portion	$23,312

Lease obligations for our foreign offices are denominated in foreign currencies, which have been converted to U.S. dollars at the exchange rate on December 31, 2007.

Operating Leases

We lease our data center facilities and certain equipment under non-cancelable operating lease agreements. Facility leases generally include renewal options and may require us to pay a portion of the related operating expenses. Certain of these lease agreements have escalating rental payment provisions. We recognize rent expense for such arrangements on a straight-line basis.

Future operating lease payments under non-cancelable leases with an initial term in excess of one year as of December 31, 2007 were as follows:

Amount
(In thousands)
Year ending:
2008	$15,728
2009	12,217
2010	11,168
2011	9,334
2012	7,614
Thereafter	15,721

Total minimum operating lease payments	$71,782

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

Rent expense for the years ended 2005, 2006, and 2007 was $6.0 million, $9.2 million, and $14.6 million, respectively. Rent expense for the three months ended March 31, 2007 and 2008 was $3.3 million and $5.0 million respectively.

The above minimum payments as of December 31, 2007 under non-cancelable operating lease commitments and the above rent expense amounts do not include amounts related to certain non-cancelable service contracts for our data centers. The non-cancelable commitments under these service contracts as of December 31, 2007, are included below under purchase commitments.

13. Commitments and Contingencies

Purchase Commitments

Non-cancelable purchase commitments primarily relate to commitments for certain services at our data centers. The agreements vary from one to three years and either provide for penalties for early termination or may require minimum commitments for the remaining term. The minimum commitments for all of these agreements as of December 31, 2007 approximated $3.4 million, $2.7 million, and $0.8 million for the years ended December 31, 2008, 2009, and 2010, respectively.

We also have purchase orders and construction contracts primarily related to data center equipment and facility build-outs. We generally have the right to cancel these open purchase orders prior to delivery or terminate the contracts without cause.

Legal Proceedings

We are party to various legal proceedings which we consider routine and incidental to our business. In June 2008, we received a demand from a former consultant to the company for a 1% interest in our stock in the form of options or warrants, or the cash equivalent thereof, for compensation for services he was engaged to perform for the company. We do not believe that the consultant is entitled to any additional compensation from us and intend to vigorously defend any such claim or demand, and in response filed a complaint against the consultant with the District Court of Bexar County, Texas alleging that the consultant committed an intentional tort against the company by wrongfully attempting to extort payments from the company. Management does not expect the results of any of these proceedings to have a material adverse effect on our business, results of operations or financial condition.

Contingent Liability

We recorded a $2.1 million expense in the fourth quarter of 2007 to cost of revenues related to an unresolved contractual issue with a vendor. We have recorded a loss contingency liability with respect to this matter in accordance with SFAS 5, Accounting for Contingencies. Due to the uncertainty regarding the interpretation of certain contractual terms, it is possible the ultimate loss may exceed the amount currently accrued.

Guarantees and Indemnifications

We have identified certain guarantees pursuant to the provisions of FASB Interpretation 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. We evaluate estimated losses for guarantees under SFAS 5, Accounting for Contingencies, as Interpreted by FIN 45. We consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such guarantees in our financial statements.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of the insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. We have no significant liabilities recorded for these agreements as of December 31, 2006, December 31, 2007, or March 31, 2008.

We have service level commitment obligations with most of our customers. As a result, service interruptions or significant equipment damage in our data centers, whether or not within our control, could result in us not achieving service level commitments to these customers resulting in an obligation to pay a service level credit. Our liability insurance does not cover ordinary service interruptions. In addition, any loss of services, equipment damage or inability to meet our service level commitment obligations, could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenues and our operating results. We generally have the ability to determine such service level credits prior to the associated revenue being recognized and record an estimate for potential unrecorded amounts. The balance within allowances for doubtful accounts and customer credits as of December 31, 2006 and 2007, and March 31, 2008, was $324 thousand, $580 thousand, and $630 thousand for the three months ended March 31, 2008, respectively, for credits resulting from our service level agreements.

During a two week span in the fourth quarter of 2007, our data center in Grapevine, Texas experienced disruptions, and as a result we recognized $3.4 million as a reduction in net revenues for credits issued to our customers.

In the normal course of business, we indemnify certain parties, including customers, vendors and lessors, with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. We have no significant liabilities recorded for these agreements as of December 31, 2006 or 2007, or March 31, 2008.

In August 2007, we entered into a lease for our corporate headquarters and a possible future data center operation. In connection with this lease, we also entered into a Master Economic Incentives Agreement with the Cities of Windcrest and San Antonio, Texas; Bexar County; and certain other parties, pursuant to which we agreed to locate existing and future employees at the new facility location. The agreement requires that we meet certain employment levels each year, with an ultimate employee base requirement of 4,500 jobs by December 31, 2012. In addition, the agreement requires that the median payroll of those employees be no less than $51 thousand per year. In exchange for these employment obligations, we will receive a 14 year exemption from most of the property taxes associated with the property. If we fail to meet these job creation requirements, we could lose a portion or all of the tax exemption provided during the 14 year period and would then be obligated to repay the

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

exemption amount. For the period ended December 31, 2007, we accrued and subsequently paid $438 thousand of property tax and other fees to the respective government agencies as we did not elect the exemption period for 2007.

Further, we entered into an agreement with the State of Texas, under which we will receive up to an aggregate of $22.0 million from the Texas Enterprise Fund in four installments on the condition that we create at least 4,000 new jobs in the State of Texas paying an average of at least $56 thousand per year (subject to a 2.0% per year increase commencing in 2009), by December 31, 2012 and sustain these jobs through December 31, 2018. If we fail to meet these job creation requirements, we will be required to repay the grant money with interest at the rate of 4.7% per year. If we fail to meet any of the annual job creation requirements, we may be required to repay cash previously received.

14. Common Stock and Warrants

Common Stock

In October 2007, our stockholders approved an amendment to our certificate of incorporation to increase the number of authorized common shares from 30 million to 300 million. At December 31, 2006 and December 31, 2007, we had 99,750,483 and 101,211,223, respectively, shares of our common stock legally issued, and 99,667,778 and 101,128,518, respectively, shares outstanding. At March 31, 2008, we had 101,612,676 shares issued and 101,529,971 shares outstanding, respectively.

We have one class of authorized common stock. The rights and privileges provided to our common stockholders are as follows:

•

Dividend Rights—Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends, at the discretion of our board of directors.

•	Voting Rights—All holders of common stock are entitled to one vote per share on all matters to be voted on by Rackspace Hosting’s stockholders.

•	Preemptive or Redemption Rights—Our common stockholders have the preemptive right of first refusal to purchase new share offerings, and are not subject to redemption or sinking fund provisions.

•

Right to Receive Liquidation Distributions—Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Common Stock Offerings

In October 2005 and May 2006, we sold 4,761,905 and 500,000 shares of common stock for $10.0 million (net of issuance costs of $30 thousand) and $1.2 million (net of related costs of $10 thousand), respectively, to members of our executive management team and existing stockholders.

In September 2007, we issued a total of 587,595 shares of common stock as partial consideration for the Mailtrust acquisition. The common stock issued was recorded at a price of $5.82 per share,

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

resulting in an aggregate recorded amount of $3.4 million. In connection with the Mailtrust acquisition, we issued three employees 353,805 additional shares which were subject to a repurchase agreement. As of December 31, 2007 and March 31, 2008, all of these shares remained unvested. In connection with the Mosso acquisition, we also issued 15,000 shares of common stock in exchange for the remaining limited partnership interest. These acquisitions and the related accounting are further discussed in Note 5.

Prior to October 2007, each of our non-employee board of directors were compensated with 7,895 shares of common stock per year. In connection with this plan, we granted 31,580, 23,685 and 31,580 shares of common stock as a portion of director’s fees to non-employee members of our board of directors in 2005, 2006 and 2007, respectively. We recorded $73 thousand, $55 thousand, and $156 thousand of expense associated with these grants in 2005, 2006, and 2007, respectively. The shares are fully vested and unrestricted as of December 31, 2007. These amounts have been recorded as a component of general and administrative expense.

In October 2007, we adopted a new compensation policy for our non-employee directors. In consideration for the services of our non-employee directors, we grant shares of our common stock having a fair market value on the date of grant equal to $13 thousand to each non-employee director per quarter. Additionally, each non-employee director receives compensation based upon board committee responsibilities and board meeting attendance. At the non-employee director’s election this compensation may be paid in either cash or our common stock valued at the fair market value as of the date of grant, or any combination thereof. During 2007, no shares were issued under the new compensation plan.

In March 2008, we sold 60,000 shares of our common stock at a price per share of $9.14 for a total purchase price of $548 thousand to a member of our executive team.

Treasury Stock

Shares of our stock that are repurchased are recorded as treasury stock at cost and included as a component of stockholders’ equity. During the years ended December 31, 2005 and 2006, we purchased 50,000 and 32,705 shares of our common stock, respectively, at a cost of $105 thousand and $21 thousand, respectively, in connection with certain equity transactions authorized by our board of directors.

Stock Split

On December 13, 2007, our board of directors approved a five-for-one split of our common stock that was effected in the form of a stock dividend to stockholders of record on January 31, 2008. In accordance with the Preferred Stock Agreement, holders of preferred shares received four shares of common stock for every preferred share held as of the date of record.

Warrants

In connection with a debt financing in September 2001, we issued a warrant to the lender to purchase 93,750 shares of common stock at an exercise price of $1.47 and in July 2002, we issued an additional warrant for the purchase of 175,000 shares of our common stock at an exercise price of $0.80. The warrants are exercisable, in whole or in part, at any time prior to the expiration date, which

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

is seven years from the issue date. However, if we complete an initial public offering within the three year period immediately prior to the expiration date, then the expiration date is automatically extended until the third anniversary of the effective date of the initial public offering. If the warrants are not exercised prior to the termination date, then the warrants are deemed to have been automatically exercised by “cashless” conversion pursuant to the terms of the warrants. The warrants were accounted for as a discount to the related debt based on their fair value and were amortized as interest expense over the term of the original debt agreement. As of December 31, 2007 and March 31, 2008, all of these warrants were still outstanding.

In April 2000, we issued warrants to purchase 42,500 shares of common stock for legal services performed, exercisable at $0.67 per share and within a five-year period. In April 2005, we settled these warrants for $52 thousand.

15. Preferred Stock

In October 2007, our stockholders approved an amendment to our certificate of incorporation to increase the number of authorized shares of preferred stock from 20 million to 50 million.

As of December 31, 2007 and March 31, 2008, we have issued 1,214,837 shares of Series A Convertible Preferred Stock (Preferred Stock), all of which were issued in 2001. The holders of Preferred Stock have various rights and preferences as follows:

1) Voting—Each share of Preferred Stock generally votes together as one class with the common stock.

2) Dividends—The holders of Preferred Stock may participate in any dividend, the same as if they held common stock, when and if declared by the board of directors. No cash dividends were declared by the board of directors during the years ended December 31, 2005 and 2006. In December 2007, our board of directors approved a five-for-one split of our common stock for stockholders on record as of January 31, 2008. In accordance with the Preferred Stock Agreement, holders of preferred shares received a stock dividend of four shares of common stock for every preferred share held.

3) Liquidation—In the event of any liquidation of Rackspace Hosting the holders of Preferred Stock are first entitled to receive a liquidation preference of $11.04 per share. To the extent Rackspace Hosting is merged into another entity and the fair market value of the assets to be distributed for each share is less than the difference between $11.04 and the fair value of dividends previously distributed (including the fair market value of any non-cash distribution), the holders of Preferred Stock are entitled to a preferential distribution equal to $11.04 per share of Preferred Stock reduced by the fair market value of any dividends or other distributions previously made by Rackspace Hosting. If, upon any liquidation, the available funds and assets are insufficient to permit the full payment to holders of the Preferred Stock of their full preferential amounts, the entire remaining assets shall be distributed among the holders of the Preferred Stock.

4) Protective Rights—Management may not authorize or issue, or obligate Rackspace Hosting to authorize or issue, any other equity security senior to the Preferred Stock that has priority in the event of liquidation, without the approval of the holders of at least 67.0% of the outstanding Preferred Stock. No senior capital stock has been approved or authorized.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

5) Conversion—Each share of Preferred Stock automatically converts into a share of common stock upon the closing of a public offering with an aggregate gross offering price to the public of at least $10 million.

In March 2008, our board of directors approved the filing of a Certificate of Correction to the Amended and Restated Certificate of Incorporation dated November 13, 2007 to correct the prior filing to include the designation of the Preferred Stock rights and preferences. In conjunction, our board of directors approved a Certificate of Designation of the Series A-1 Convertible Preferred Stock, which has identical rights and preferences as those of the Preferred Stock, and the related exchange of one share of Series A-1 Convertible Preferred Stock for each outstanding share of Preferred Stock. Subsequent to the exchange we eliminated the Preferred Stock. Total liquidation preference of the Series A-1 Convertible Preferred Stock is $11.04 per share, totaling $13.4 million.

16. Share-Based Compensation

We maintain the 1999 Stock Plan, the 2003 Stock Plan, the 2005 Stock Plan, the 2007 Stock Plan, and plans assumed through acquisitions, collectively referred to as the Stock Plans. Options are generally priced to be at least 100% of our common stock’s fair market value at the date of grant. Options have been generally granted for a term of ten years. Options granted under the Stock Plans generally vest either ratably over the requisite service period, at the end of three years, or based on performance milestones. Stock options issued under the 1999 Stock Option Plan have seven year terms and generally vest over three years. Stock options assumed through acquisitions generally have seven to ten year terms and vest 25% the first year and ratably over the remaining periods. As of December 31, 2007, the total number of shares authorized under the Stock Plans was approximately 50.3 million shares, of which approximately 24.4 million shares were available for future grants. In March 2008, our board of directors amended the 2007 Stock Plan reducing the total number of shares authorized to 4.6 million plus any shares that, as of the amended date, have been reserved but not issued pursuant to the Webmail, 2005, 2003, and 1999 Stock Plans. As of March 31, 2008, the total number of shares authorized under the Stock Plans was 31.9 million shares, of which approximately 0.9 million shares were available for future grants.

In May 2008, our board of directors approved an additional 5,400,000 shares for future grant under the 2007 Stock Plan and the 2008 Employee Stock Purchase Plan under which 500,000 shares are authorized for future grant.

Under the 2007 Stock Plan, incentive and non-qualified stock options or rights to purchase common stock may be granted to eligible participants. In addition to stock options, we may grant to employees other equity awards such as stock appreciation rights, restricted stock awards, restricted stock units, performance awards, cash based awards, and dividend equivalents of which none have been granted as of December 31, 2007.

In January 2008, Rackspace issued 373,000 performance-based stock options with an exercise price of $7.48 to certain employees. The vesting of these options is tied to defined performance criteria based on achievement of revenue and operating income targets. The options shall vest and be exercisable, in whole or in part, semi-annually over the performance period beginning on the grant date and ending on the five year anniversary of the vesting commencement date. As of March 31, 2008,

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

these options were probable to vest and a total of $92 thousand of share-based compensation expense was recognized.

The following table summarizes the activity under our Stock Plans:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2004	15,386,000	$0.68
Granted	6,481,055	$2.52
Exercised	(7,651,620)	$0.56
Repurchased	(579,365)	$0.56
Canceled	(357,765)	$0.74

Outstanding as of December 31, 2005	13,278,305	$1.65
Granted	2,147,500	$3.15
Exercised	(949,080)	$0.39
Repurchased	(62,515)	$0.45
Canceled	(1,111,410)	$2.05

Outstanding as of December 31, 2006	13,302,800	$1.96

Granted	5,123,190	$5.76
Exercised	(472,760)	$0.63
Canceled	(1,141,275)	$2.45

Outstanding as of December 31, 2007	16,811,955	$3.12	7.35	$73,351

Granted (unaudited)	5,210,998	$9.64
Exercised (unaudited)	(337,968)	$1.21
Canceled (unaudited)	(130,153)	$4.78

Outstanding at March 31, 2008 (unaudited)	21,554,832	$4.71	7.80	$175,354

Vested and exercisable as of December 31, 2007	7,443,930	$1.62	5.52	$43,593

Vested and exercisable at March 31, 2008 (unaudited)	7,731,991	$1.70	5.47	$86,217

Vested and exercisable as of December 31, 2007 and expected to vest thereafter	15,338,799	$2.97	7.19	$69,177

Vested and exercisable at March 31, 2008 and expected to vest thereafter (unaudited)	18,861,868	$4.40	7.59	$159,475

The total pre-tax intrinsic value of the stock options exercised during fiscal 2005, 2006, and 2007 was $13.3 million, $1.9 million, and $2.4 million, respectively. The total pretax intrinsic value of the stock options exercised during the three months ended March 31, 2008 was $2.4 million, respectively.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

The weighted average fair value of stock options issued for the years ended 2006 and 2007, and the three months ended March 31, 2007 and 2008 was $2.15, $3.77, $3.16 and $7.84, respectively, using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,		Three Months Ended March 31,
	2006	2007	2007	2008
			(Unaudited)
Expected stock volatility	78.0%	65.0%	65.0%	64.0%-65.0%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	4.54%-5.08%	3.62%-5.04%	4.49%-4.75%	2.71%-3.15%
Expected life (years)	6.25 years	6.25 years	6.25 years	6.25-6.5 years

During 2005, the weighted average fair value of options granted was $0.36, using the minimum value method in SFAS 123, which was computed as (i) the current price of the stock reduced to exclude the present value of any expected dividends during the option’s life minus (ii) the present value of the exercise price, with no dividend, interest of 4.36%, and option life of 6 years.

As of December 31, 2007, there was $18.7 million of total unrecognized compensation cost related to non-vested stock options granted under our various plans that is expected to be recognized using the straight line method over a weighted average period of 2.9 years. We expect to recognize share-based compensation expense for options outstanding as of December 31, 2007 of $5.7 million, $5.7 million, $4.9 million, and $2.4 million for years ended 2008, 2009, 2010, and 2011, respectively.

During 2005, we had the following stock option activity:

•

In August, we repurchased 79,365 stock options originally granted in January 2000 with an exercise price of $0.002 in connection with a severance agreement. We repurchased these options for $151 thousand.

•	In October, we repurchased 500,000 vested stock options, originally granted in February 2003 with an exercise price of $0.65 from an employee for $724 thousand.

•

In December, our board of directors authorized a one-time opportunity for certain holders of options granted under the 1999 Unit Option Plan to exercise their options through a “cashless” exercise program. This opportunity permitted holders of qualified options to exercise each such option effective on December 31, 2005 and receive a number of shares reduced by the number of options used as payment for the federal tax obligation and for the payment of the exercise price of the options. The fair market value per share of our common stock at the time of exercise was determined by the board of directors to be $2.30. As a result, 7,562,255 stock options with a weighted average exercise price of $0.56, were exercised and exchanged for 3,631,185 shares of common stock.

For the August and October 2005 transactions, the fair value of the options at the repurchase date was greater than the repurchase price; therefore, no additional compensation cost was recognized.

In May 2006, we repurchased 62,515 options for $75 thousand in connection with employee severance agreements. These options were originally granted in 2000 and 2002, with weighted average exercise prices of $0.45. The options fair value at the repurchase date was greater than the repurchase price; therefore, no additional compensation cost was recognized.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

During 2007, we converted 3,045,000 Mailtrust options to 104,440 of our options in conjunction with the Mailtrust acquisition as further described in Note 5. Also, as part of a severance agreement, we agreed to extend the exercise period for 125,000 vested options. In connection with this modification, we recorded a nominal amount of incremental compensation. The modification was valued under the Black-Scholes method using the variables described above.

In December 2007, we adopted the 2007 Equity and Incentive Plan. In February 2008, we approved a broad-based option grant to purchase 831,000 shares of common stock with an exercise price of $9.14 per share. These options have a 3-year cliff vesting and expire ten years from the date of grant.

In March 2008, we also issued stock options to certain employees under the 2007 Plan to purchase 2,962,940 shares of common stock with an exercise price of $10.30, which have terms that provide for 3-year cliff vesting. See table above for the weighted average assumptions used to determine the fair values of these grants.

As of March 31, 2008, there was $43.9 million of total unrecognized compensation cost related to non-vested stock options granted under our various plans, which we expect to recognize $11.5 million, $14.6 million, $13.2 million, $4.2 million, and $0.4 million for the years ended 2008, 2009, 2010, 2011, and 2012, respectively.

We account for stock issued to non-employees in accordance with the provisions of SFAS 123, Accounting for Stock Based Compensation and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. We use the Black-Scholes option pricing model to value options granted to non-employees. In July 2006, we issued 50,000 options with an exercise price of $3.40 to a non-employee consultant under the 2005 Stock Option plan. These options vest over a 4-year period, and expire after 5 years. We will continue to mark to market these options using the Black-Scholes model (using the variables discussed in the table above), until such time that they are vested. As of December 31, 2007, 12,500 of these options had vested and all 50,000 of the options remained unexercised. During 2006 and 2007, we recorded general and administrative expense of $20 thousand and $97 thousand, respectively, related to these options.

Share-based compensation expense was recognized in the Consolidated Statements of Income as follows:

	Years Ended			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
	(In thousands)
Cost of revenues	$4	$83	$433	$34	$365
Sales and marketing	93	156	598	72	401
General and administrative	175	851	3,221	485	1,986

Pre-tax share-based compensation	272	1,090	4,252	591	2,752
Less: Income tax benefit	(96)	(387)	(1,526)	(226)	(1,098)

Total share-based compensation expense, net of tax	$176	$703	$2,726	$365	$1,654

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

17. Income Taxes

The provision for income taxes consisted of:

	2005	2006	2007
	(In thousands)
Current:
Federal	$3,606	$11,586	$8,042
Foreign	564	(669)	4,322
State	51	309	1,080

Total current	4,221	11,226	13,444
Deferred:
Federal	1,632	(596)	(2,986)
Foreign	(17)	309	(435)
State	—	(39)	(58)

Total deferred	1,615	(326)	(3,479)

Total provision for income taxes	$5,836	$10,900	$9,965

Income before income taxes included income from foreign operations of approximately $2.0 million, $1.7 million, and $12.2 million for years ended December 31, 2005, 2006, and 2007, respectively.

A reconciliation of the statutory federal tax rate to the effective tax rate is as follows:

	2005	2006	2007
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	0.2%	0.5%	2.3%
Tax rate differentials for international jurisdictions	(0.3)%	(0.3)%	(2.1)%
Permanent items, including non deductible share based compensation and meals & entertainment	0.6%	0.4%	0.5%
Other	(0.4)%	(0.1)%	0.2%

Effective tax rate	35.1%	35.5%	35.9%

Total income tax expense (benefit) was allocated as follows:

	2005	2006	2007
	(In thousands)
Operations	$5,836	$10,900	$9,965
Stockholders’ equity	(2,443)	(372)	(562)
Other comprehensive income:	—	—	(178)

Total	$3,393	$10,528	$9,225

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

Deferred Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

	2006	2007
	(In thousands)
Deferred tax assets:
Share-based compensation	$919	$2,215
Accounts receivable	559	703
State taxes	39	97
Deferred revenue	1,024	3,714
Accruals not currently deductible	713	1,771
Other	107	535

Total deferred tax assets	3,361	9,035
Deferred tax liabilities:
Depreciation	3,494	4,181
Prepaids	574	2,603

Total deferred tax liabilities	4,068	6,784

Net deferred tax assets (liabilities)	$(707)	$2,251

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. A valuation allowance was not established or deemed necessary based upon the determination that future profits are anticipated.

Deferred taxes are not provided on undistributed earnings of a foreign subsidiary because such undistributed earnings are expected to be indefinitely reinvested outside of the U.S. If these amounts were not considered permanently reinvested, an additional deferred tax liability would be recorded.

In September 2007, we received the first grant payment from the Texas Enterprise Fund of $5.0 million with respect to our economic development agreement with the State of Texas. We determined such payments represent a capital contribution under the Internal Revenue Code Section 118. As such, the amount is not subject to federal or state income tax. The arrangement is further explained in Note 13.

In 2008, we received notification from the State of Texas that our application for the Texas Enterprise program was approved. Upon achieving the specific requirements of the program, we may receive sales tax reimbursements from the State of Texas not to exceed $3.75 million over a five year period. These sales tax refunds will be recognized as an offset to expense once approved by the State of Texas.

Uncertain Tax Positions

We adopted FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, at the end of fiscal year 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. We had no changes to the amount of our income tax payable as a result of implementing FIN 48. Prior to the adoption of FIN 48, our policy was to classify accruals for uncertain positions as a current liability unless it was highly probable that there would not be a payment or settlement for such identified risks for a period of at least a year. As of December 31, 2006 and 2007, and March 31, 2008, we had no unrecognized tax benefits.

We are subject to U.S. federal income tax and various state, local, and international income taxes in numerous jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file.

We currently file income tax returns in the U.S. and the U.K., which are periodically under audit by federal, state, and international tax authorities. These audits can involve complex matters that may require an extended period of time for resolution. The Internal Revenue Service completed an examination of our consolidated U.S. Federal income tax returns through fiscal year 2004 with no changes to the tax return. We remain subject to U.S. federal and state income tax examinations for the tax years 2004 through 2006, and to U.K. income tax examinations for the years 2001 through 2006. There are no income tax examinations currently in process. Although the outcome of open tax audits is uncertain, in management’s opinion, adequate provisions for income taxes have been made. If actual outcomes differ materially from these estimates, they could have a material impact on our financial condition and results of operations. Differences between actual results and assumptions, or changes in assumptions in future periods are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes.

We recognize interest expense and penalties related to income tax matters in interest and penalties expense within Other Income (Expense) on our Consolidated Statements of Income and not as income tax expense. As of December 31, 2006 and 2007, we accrued interest and penalties of $61 thousand and $148 thousand, respectively, on the Consolidated Balance Sheets. For the years ending 2005, 2006, and 2007, interest or penalties of $0, $61 thousand, and $87 thousand, respectively, were recorded in the Consolidated Statements of Income. As of March 31, 2008, we accrued interest and penalties of $148 thousand on the Consolidated Balance Sheet, and for the three months ended March 31, 2007 and 2008 interest and penalties of $21 thousand and $18 thousand were recorded, respectively, in the Consolidated Statements of Income.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

18. Comprehensive Income

Total comprehensive income were as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
	(In thousands)
Net income	$10,772	$19,820	$17,829	$4,172	$5,442
Derivative instrument, net of deferred taxes of $0, $0, and $173 as of December 31, 2005, 2006, and 2007, and $0 (unaudited) and $569 (unaudited) as of March 31, 2007 and 2008.	—	—	(322)	—	(1,056)
Foreign currency cumulative translation adjustment	(718)	929	105	174	(31)

Total other comprehensive (loss) income	(718)	929	(217)	174	(1,087)

Total comprehensive income	$10,054	$20,749	$17,612	$4,346	$4,355

A rollforward of accumulated other comprehensive income (loss) for the periods ending December 31, 2006 and 2007, and March 31, 2008 was as follows:

	Derivative Instrument	Translation Adjustment	Accumulated other Comprehensive Income (Loss)
	(In thousands)
Balance as of December 31, 2005	$—	$(199)	$(199)
2006 changes in fair value	—	—	—
2006 translation adjustment	—	929	929

Balance as of December 31, 2006	—	730	730
2007 changes in fair value	(322)	—	(322)
2007 translation adjustment	—	105	105

Balance as of December 31, 2007	$(322)	$835	$513
2008 changes in fair value (unaudited)	(1,056)	—	(1,056)
2008 translation adjustment (unaudited)	—	(31)	(31)

Balance at March 31, 2008 (unaudited)	$(1,378)	$804	$(574)

19. Segment Information

SFAS 131, Disclosures About Segments of an Enterprise and Related Information, established standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. We are organized as, and operate in, one reportable

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

segment: Hosting. Our chief operating decision-maker is our chief executive officer. Our chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about revenues by geographic region, for purposes of evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. As a result, we consider ourselves to be a single reporting segment and operating unit structure. Revenues are attributed by geographic location based on the Rackspace Hosting operating location that enters into the contractual relationship with the customer, either the U.S. or Europe. Our primary assets are also located in these two countries.

Total revenues by geographic region areas were as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
	(In thousands)
United States	$109,334	$170,485	$260,747	$57,302	$87,462
Europe	29,434	53,481	101,270	17,923	32,151

Total net revenues	$138,768	$223,966	$362,017	$75,225	$119,613

Long-lived assets are primarily located in the U.S. and Europe were as follows:

	December 31,		March 31,
	2006	2007	2008
			(Unaudited)
	(In thousands)
United States	$78,655	$176,663	$207,851
Europe	23,793	50,392	67,880

Total property and equipment, net	$102,448	$227,055	$275,731

20. Employee Benefit Plans

We sponsor a defined contribution retirement plan which has been determined by the IRS to be qualified as a 401(k) plan, or the Plan. The Plan covers substantially all employees. The Plan provides for voluntary tax deferred contributions of up to 100% of gross compensation, subject to certain IRS limitations. Based on approval by the Board of directors, we may make matching contributions to the Plan. No matching contributions have been made as of December 31, 2007. Mailtrust administered a simple 401(k) plan that provided a 100% match on up to a maximum of 3% of employee contribution that vested immediately. The simple 401(k) plan was terminated on December 31, 2007. Expense recognized for the year ending 2007 was nominal.

We also sponsor a non-mandatory defined contribution plan for our employees located in the U.K. Pursuant to this plan, we contribute on a monthly basis a certain percentage of the employee’s salary. The plan is non-contributory, thus the employee is not obligated to make any contribution to the plan and contributions vest immediately. For the years ending 2005, 2006, and 2007, expense recognized was $136 thousand, $212 thousand, and $616 thousand, respectively.

RACKSPACE HOSTING, INC. AND SUBSIDIARIES—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2008 and for the three months ended March 31, 2007 and

2008 is unaudited)

21. Risks and Uncertainties

Our future results of operations involve a number of risks and uncertainties. Factors that could affect our future operating results and cause actual results to vary materially from expectations include, but are not limited to: uncertainty in the potential market for our services; increasing competition; dependence on our existing management and key personnel; and protection of our intellectual property rights.

22. Related Party Transactions

We lease a facility that holds one of our data centers from Santa Clara Land Company Ltd., a partnership controlled by our Chairman of the Board. The lease agreement had an original 3-year term commencing in March 2004. In March, 2007, we extended the agreement until February 2012. We have another lease for office space also with Santa Clara Land Company Limited which commenced in March, 2007, with an initial 60 day term, then a month-to-month lease subsequently. We are required to pay all maintenance and insurance costs related to the premises. We also lease certain storage space from Santa Clara Land Company, Ltd. on a month-to-month basis. The lease rates approximate market rates. For these leases, we recognized $341 thousand, $346 thousand, and $441 thousand of rent expense on our Consolidated Statements of Income for the years ended 2005, 2006, and 2007, respectively.

In January 2007, our Chairman of the Board sold 17.1% of a limited partnership interest to certain Rackspace Hosting management for a total purchase price of $338 thousand. This percent ownership of the partnership equates to 150,620 shares of Rackspace Hosting stock. The company obtained an outside valuation of the partnership interest, which indicated a 20.0% discount from the current fair value of Rackspace Hosting stock was appropriate because of certain limitations with respect to the marketability of the partnership interest. The company recorded compensation expense of $257 thousand for the amount of discount given to the select management personnel above the 20.0% discount. In addition, during the third quarter of 2007, an additional 4.6% of the limited partnership was sold to certain members of management at the current appraised value less a 20% discount, which resulted in no additional compensation expense.

A portion of the property we lease from the City of Windcrest Economic Development Corporation in the San Antonio, Texas area was purchased for approximately $3.9 million in cash on February 16, 2007 from Anthon Major, Ltd., a limited partnership. Wittington America, Ltd., which is wholly owned by Graham Weston, our Chairman of the Board, holds a 75.0% interest in Anton Major, Ltd.

23. Subsequent Events

In June 2008, Doug Loewe ceased to serve as our Managing Director, Rackspace EMEA. Pursuant to a compromise agreement we entered into with Mr. Loewe, we agreed to pay him a total of $412 thousand as compensation for the termination of his employment. All outstanding options held by Mr. Loewe lapsed effective on his departure date and Mr. Loewe acknowledged that he has no present or future right or entitlement to acquire shares or other equity securities of the company.

rackspace HOSTING

The Fanatical Support Promise™ Our Commitment. Delivered.

It's the no excuses, no exceptions, can-do way of thinking that Rackers bring to work every day. Your complete satisfaction is our sole ambition. Anything less is unacceptable.

Working hard 24 x 7 x 365 to support you is more than our job. It's who we are. Our driving purpose is to take care of your business, to make sure things go as smoothly as possible. And if for some reason they don't, you'll be surprised at the lengths we go to make things right. Any issue you have is quickly taken care of by your own expert Rackspace Support Team, so you'll never have to worry about it again. Ever.

We cannot promise that hardware won't break, software won't fail or that we will always be perfect. **What we can promise is that if something goes wrong we will rise to the occasion, take action, resolve the issue and accept responsibility.**

Just how far are we willing to go to make sure you experience Fanatical Support®? Well, **if we don't live up to our Fanatical Support Promise, we'll even let you leave Rackspace before your commitment is up**. But we're sure it will never come to that.

experience fanatical support®

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including September 1, 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

15,000,000 Shares

Rackspace Hosting, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

Merrill Lynch & Co.

WR Hambrecht + Co

Jefferies & Company

Cowen and Company

RBC Capital Markets

JMP Securities

Signal Hill

E*TRADE Securities